REVISED TECHNICAL REPORT ON THE

JUNE 2009 UPDATE OF THE
MINERAL RESOURCE ESTIMATE
FOR HOLLISTER GOLD MINE

ELKO COUNTY, NEVADA, USA

Latitude 41° 06’ N
Longitude 116° 31’ W

for Great Basin Gold Limited

Qualified Persons:

Stephen J. Godden, F.I.M.M.M., C. Eng., S. Godden & Associates Ltd.
Gideon J. van der Heever, Pr. Sci. Nat., GeoLogix Mineral
Resource Consultants (Pty) Ltd.
Johannes G. Oelofse, F.S.A.I.M.M., Pr. Eng., Great Basin Gold Ltd.
Philip N. Bentley, Pr. Sci. Nat., Great Basin Gold Ltd.

Effective Date: June 17, 2009
Report Date: October 30, 2009

S. GODDEN & ASSOCIATES LTD.
17, Roundwood Drive, Welwyn Garden City, HERTS AL8 7JZ, UK
Telephone: +44 1707 321054 Fax: +44 1707 321054

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LIST of TABLES

Table

		Page

	Executive Summary

Table 3.1	Summary of the Company’s Undiluted Resource Estimate by Gold Grade Cut-Off, Hollister Gold Mine, HDB, Hollister Property, June 2009 (CIM 2005)	5

Table 3.2	Summary of the Company’s Diluted Reserve Estimates at an 11.31 g/t (0.33 oz/st) Gold Grade Cut-Off, Hollister Gold Mine, HDB, Hollister Property, February 2009 (CIM 2005)	7

Table 3.3	EBITDA Financial Highlights, Hollister Gold Mine Project, HDB, Hollister Property, June 2009	10

Table 3.4	EBITDA Sensitivity Analysis (NPV[0], in US$ millions) of Operating and Capital Costs, June 2009 Financial Analysis, Hollister Gold Mine Project, HDB, Hollister Property	10

Table 3.5	EBITDA Sensitivity Analysis (IRR) of Operating and Capital Costs, June 2009 Financial Analysis, Hollister Gold Mine Project, HDB, Hollister Property	10

Table 3.6	EBITDA Sensitivity Analysis of Operating and Capital Costs, June 2009 Financial Analysis, Hollister Gold Mine Project, HDB, Hollister Property	10

	Main Report

Table 6.1	A Summary of the Hollister Property Claims Controlled by Great Basin Gold Ltd., through its Wholly Owned US Subsidiary Great Basin Inc. that in turn Wholly Owns its Subsidiary Rodeo Creek Gold Inc.	21

Table 6.2	A Summary of the Royalties and Payments Due in Respect of the Hollister Property Claims held by the Company through its Wholly Owned Subsidiaries	27

Table 12.1	Assay Results for the Gwenivere Vein Intersected in the Decline, Hollister Gold Mine, HDB, Hollister Property	73

Table 12.2	Assay Results for the Gwenivere Vein Intersected in the East Lateral Drift, Hollister Gold Mine, HDB, Hollister Property	75

Table 12.3	Assay Results for the Gwenivere Vein Intersected in the West Lateral Drift, Hollister Gold Mine, HDB, Hollister Property	75

Table 15.1	Summary of Results of the 41 Samples Assayed for Arsenic, Antimony, Mercury and Selenium, HDB, Hollister Property	98

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List of Tables continued….

		Page

Table 15.2	Summary of Assay Results for the Site-Specific Standards used by Hecla and the Company/Rodeo during the HDB Series Underground Drilling Programs at Hollister Gold Mine, HDB, Hollister Property	105

Table 15.3	Summary of SG and Bulk Density Results for Whole Rock Samples from Hollister Gold Mine, HDB, Hollister Property	112

Table 18.1	Summary of Headgrade Analyses, Kappes Cassiday & Associates, December 2000	119

Table 18.2	Summary of Gravity Concentration Tests (1.0 kilogram samples) by Kappes Cassiday & Associates, December 2000	119

Table 18.3	Summary of Cyanide Leach Tests (0.5 kilogram samples, four day leach period) by Kappes Cassiday & Associates, December 2000	120

Table 18.4	Summary of the Average Headgrades of the Four Composite Drillcore Samples, McClelland Laboratories Inc. Metallurgical Testing Program, October 2006 to March 2007	122

Table 18.5	Summary of Results, McClelland Laboratories Inc.’s Metallurgical Testing Program, October 2006 to March 2007	123

Table 18.6	Summary of the Company’s 2008 and 2009 Bulk Samples and Processing Results for Material Sent to Midas Processing Facility, from Hollister Gold Mine, HDB, Hollister Property	126

Table 18.7	Summary of Process Design Parameters and Plant Efficiencies for an Upgraded and Fully Refurbished Esmeralda Plant	131

Table 19.1	Summary of the Controls Employed to Define the High-Grade Epithermal Gold Veins at the HDB, as applied for Purposes of the Company’s Preliminary Mineral Resource Estimate	133

Table 19.2	Summary of the Undiluted, Inferred Mineral Resource Estimate at a Gold Grade Cut-Off of 8.57 g/t (0.25 oz/st), High-Grade Epithermal Gold Veins, HDB, Hollister Property, October 2001 (CIM 2000)	134

Table 19.3	Summary of Undiluted Resource Estimate by Gold Grade Cut-Off, Hollister Gold Mine, HDB, Hollister Property, July 2007 (CIM 2005)	137

Table 19.4	Summary of GeoLogix’s Undiluted Resource Estimate by Gold Grade Cut-Off, Hollister Gold Mine, HDB, Hollister Property, June 2008 (CIM 2005)	140

Table 19.5	Summary of the Company’s Assay Database, by Mineralized Vein System, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	142

Table 19.6	A Summary of Statistics for Raw Gold, Silver and Composite Length Data, June 2009 Mineral Resource Estimate, Clementine Vein System, Hollister Gold Mine, HDB, Hollister Property	145

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List of Tables continued….

		Page

Table 19.7	A Summary of Statistics for Raw Gold, Silver and Composite Length Data, June 2009 Mineral Resource Estimate, Gwenivere Vein System, Hollister Gold Mine, HDB, Hollister Property	147

Table 19.8	A Summary of Statistics for Raw Gold, Silver and Composite Length Data, June 2009 Mineral Resource Estimate, Combined Clementine and Gwenivere Vein Systems, Hollister Gold Mine, HDB, Hollister Property	149

Table 19.9	A Summary of the Block Model Attribute, June 2009 Mineral Resource Update, Hollister Gold Mine, HDB, Hollister Property	151

Table 19.10	A Summary of Reefcode Attribution Criteria June 2009 Mineral Resource Update, Hollister Gold Mine, HDB, Hollister Property	153

Table 19.11	Summary of the Company’s Undiluted Resource Estimate by Gold Grade Cut-Off, Hollister Gold Mine, HDB, Hollister Property, June 2009 (CIM 2005)	155

Table 19.12	Summary of GeoLogix’s Undiluted Resource Estimate at an 11.31 g/t (0.33 oz/st) Gold Grade Cut-Off, Hollister Gold Mine, HDB, Hollister Property, June 2008 (CIM 2005)	158

Table 19.13	Summary of the Company’s Grade Cut-Off Parameters and Values, February 2009 Mineral Reserve Estimate	158

Table 19.14	Summary of the Company’s Diluted Reserve Estimates at an 11.31 g/t (0.33 oz/st) Gold Grade Cut-Off, Hollister Gold Mine, HDB, Hollister Property, February 2009 (CIM 2005)	159

Table 19.15	Summary of the Company’s Assessed Residual Risks and Planned Mitigation Measures, Hollister Gold Mine, HDB, Hollister Property	163

Table 20.1	A Summary of the Company’s Life-of-Mine Mineral Reserve Depletion Plan/Production Schedule for a Gold Grade Cut-Off of 11.31 g/t (0.33 oz/st), Hollister Gold Mine, HDB, Hollister Property, February 2009	169

Table 20.2	A Summary of the Company’s Estimated Mine Crew Complements at Full Production, Hollister Gold Mine, HDB, Hollister Property, February 2009 (inclusive of 44.4% burden and US$8.00/hr bonus)	170

Table 20.3	A Summary of the Company’s Estimated Mining Equipment Requirements at Full Production, Hollister Gold Mine, HDB, Hollister Property, February 2009	170

Table 20.4	A Summary of the Company’s February 2009 Capital Cost Estimates for the Period 2007 through 2017, Hollister Gold Mine, HDB, Hollister Property	173

Table 20.5	EBITDA Financial Highlights, Hollister Gold Mine Project, HDB, Hollister Property, June 2009	176

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List of Tables continued….

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Table 20.6	EBITDA Sensitivity Analysis (NPV[0], in US$ millions) of Operating and Capital Costs, June 2009 Financial Analysis, Hollister Gold Mine Project, HDB, Hollister Property	177

Table 20.7	EBITDA Sensitivity Analysis (IRR) of Operating and Capital Costs, June 2009 Financial Analysis, Hollister Gold Mine Project, HDB, Hollister Property	177

Table 20.8	EBITDA Sensitivity Analysis of Operating and Capital Costs, June 2009 Financial Analysis, Hollister Gold Mine Project, HDB, Hollister Property	177

	Appendix A

Table A.1	A Summary of the 402 Unpatended Lode Claims Comprising the Ivanhoe Claim Block Owned by Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek Gold Inc.	185

Table A.2	A Summary of the 57 Unpatended Lode Claims Comprising the Reclaim Block Owned by Newmont USA Ltd. for which Ownership might be Transferred to the Company’s Wholly Owned Subsidiary, Rodeo Creek Gold Inc., when Completion of Rehabilitation of the Historical Openpits at the HDB is Completed	188

Table A.3	A Summary of the 45 Unpatended Lode Claims Comprising the Hillcrest Claim Block Controlled by Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek Gold Inc., Subject to a Lease Agreement with the Finley/Hillcrest Partnership	189

Table A.4	A Summary of the 107 Unpatended Lode Claims Comprising the Robbie Claim Block Controlled by Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek Gold Inc., Subject to a Sub-Lease Agreement with Hillcrest Mining Company	190

Table A.5	A Summary of the 109 Unpatended Lode Claims Comprising the Aagard Claim Block Owned by Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek Gold Inc.	191

Table A.6	A Summary of the 139 Unpatended Lode Claims Comprising the Ho Claim Block Owned by Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek Gold Inc.	192

Table A.7	A Summary of the 13 Unpatended Lode Claims Comprising the Jo Claim Block Owned by Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek Gold Inc.	193

Table A.8	A Summary of the 65 Unpatended Lode Claims Comprising the Sheep Corral Claim Block Owned by Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek Gold Inc.	194

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List of Tables continued….

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Table A.9	A Summary of the 13 Unpatended Lode Claims Comprising the RIB Lode Claim Block and the 11 Unpatended Mill Site Claims Owned by Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek Gold Inc.	195

	Appendix B

Table B.1	A Summary of Significant Assay Results, February 2006 to April 2007, Hecla Mining Company’s Underground Diamond Drilling Program, Hollister Gold Mine, HDB, Hollister Property	196

	Appendix C

Table C.1	A Summary of Published Significant Assay Results, May 2007 to June 2009, The Company’s Underground Diamond Drilling Program, Hollister Gold Mine, HDB, Hollister Property	203

	Appendix D

Table D.1	Details of the Standard Reference Samples used by the Company/Rodeo During its Initial Surface Exploration Program (August 1997 to July 2002, covering drillholes IH-001 to IH-216)	207

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LIST of FIGURES

Figure

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	Executive Summary

Figure 3.1	The Main Hollister Property Gold Vein Deposits of Interest	2

Figure 3.2	A Plan View, DatamineTM Snapshot of the ‘As-Built’ Status of Hollister Gold Mine, HDB, Hollister Property, June 17, 2009	4

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List of Figures continued….

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Figure 9.3	A Geological Cross-Section Showing the General Stratigraphy of the Hollister Development Block Area	55

Figure 9.4	Structural Contours of the Ordovician-Tertiary Unconformity and the Positions and Extents of Known Fault Structures around the HDB, Hollister Property	56

Figure 12.1	The Company’s 2001 Elevation Contour Plan of the top of the Silica Cap over a Portion of the HDB, Hollister Property	65

Figure 12.2	The Company’s 2001 Elevation Contour Plan of the base of the Silica Cap over a Portion of the HDB, Hollister Property	66

Figure 12.3	The Company’s 2001 Elevation Contour Plan of the Tertiary- Ordovician Unconformity over a Portion of the HDB, Hollister Property	67

Figure 12.4	The Company’s 2001 Isopach Thickness Plan of the Silica Cap over a Portion of the HDB, Hollister Property	68

Figure 12.5	The Company’s 2001 Isopach Thickness Plan of the Silica Cap over a Portion of the HDB, Hollister Property	69

Figure 12.6	The Company’s 2001 Gold-Grade Thickness Plan in the Tertiary Volcanics over a Portion of the HDB, Hollister Property	70

Figure 12.7	The Company’s 2001 Gold-Grade Thickness Plan in the Ordovician Vinini Formation over a Portion of the HDB, Hollister Property	71

Figure 12.8	Plan View of Hollister Gold Mine Development, as at April 30, 2006, HDB, Hollister Property	72

Figure 12.9	Plan View of the Decline Sampling and Drilling Results at the end of 2005, Hollister Gold Mine, HDB, Hollister Property	73

Figure 12.10	Plan View of Hollister Gold Mine Development, as at April 30, 2007, HDB, Hollister Property	74

Figure 12.11	A Plan View, DatamineTM Snapshot of the ‘As-Built’ Status of Hollister Gold Mine, HDB, Hollister Property, June 17, 2009	77

Figure 12.12	A Regional Geology Plan Highlighting the Company’s Main Exploration Targets Surrounding the HDB, Hollister Property	78

Figure 13.1	A Representative Geological Cross-Section (3000 N) of the Vein System found at Hollister Gold Mine, with the Surface and Underground Drillhole Traces Highlighted	86

Figure 15.1	The Company’s Drillcore Sampling and Analytical Flow Chart	90

Figure 15.2	The Company’s Whole Core Sampling and Analytical Flow Chart	91

Figure 15.3	The Company’s 1998 to 2001 RC Chip Sampling and Analytical Flow Chart	92

Figure 15.4	Blanks Assay Results for Gold, Surface Drillhole Assay Stream, August 1997 to July 2002 (the Company’s initial exploration period)	100

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List of Figures continued….

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Figure 15.5	Blanks Assay Results for Gold, Drillholes HDB-001 to HDB-175, February 2006 to April 2007 (Hecla’s Underground Drilling Program)	101

Figure 15.6	The January 2008 through June 17, 2009 Quality Control Chart for Blanks Gold Performance, HDB Series Drillholes, Hollister Gold Mine	102

Figure 15.7	The 2008 through June 17, 2009 Quality Control Chart for Blanks Silver Performance, HDB Series Drillholes, Hollister Gold Mine	102

Figure 15.8	The Company’s Mainstream versus Duplicate Assay Results for Gold, Hollister Gold Mine Project, August 1997 to July 2002	106

Figure 15.9	The Company’s Mainstream versus Duplicate Assay Results for Gold, Hollister Gold Mine Project, May 2007 through June 17, 2009	107

Figure 15.10	The Company’s Mainstream versus Duplicate Assay Results for Silver, Hollister Gold Mine Project, May 2007 through June 17, 2009	107

Figure 15.11	Regular versus Metallic Assay Results for Gold, Hollister Gold Mine Project, August 1997 to July 2002	109

Figure 15.12	Regular versus Metallic Assay Results for Silver, Hollister Gold Mine Project, August 1997 to July 2002	109

Figure 18.1	Gold Leach Profile of the Barren Solutions for a 72 Hour CIL Leach Time	123

Figure 18.2	Silver Leach Profile of the Barren Solutions for a 72 Hour CIL Leach Time	124

Figure 18.3	A General View of the Esmeralda Plant	128

Figure 18.4	A Google Earth Image of the General Location of Esmeralda Property	128

Figure 19.1	Drillhole Plan for the Company’s April 2002 Mineral Resource Estimate	133

Figure 19.2	A Plan View of the Underground Development at Hollister Gold Mine, April 30, 2007	136

Figure 19.3	A Plan View (north upwards), DatamineTM Image of the Interpreted Vein Systems at Hollister Gold Mine, April 30, 2008, based on all Underground and Surface Drillhole Intercepts	139

Figure 19.4	A DatamineTM Snapshot (looking north) of the Distribution of Measured and Indicated Mineral Resources along a Portion of the Mineralized Veins, Hollister Gold Mine, HDB, Hollister Property, June 2008	141

Figure 19.5	A Plan View (north upwards), SurpacTM Image of the Interpreted Vein Systems at Hollister Gold Mine, March 31, 2009, based on all Drillhole Intercepts	143

Figure 19.6	An Oblique View (north upwards), SurpacTM Image of the Interpreted Tertiary/Ordovician Unconformity Surface at Hollister Gold Mine, March 31, 2009	144

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List of Figures continued….

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Figure 19.7	Gold Assay Statistics for the Clementine Veins, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	145

Figure 19.8	Gold Assay Statistics for the Clementine Veins, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	146

Figure 19.9	Vein Width Statistics for the Clementine Veins, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	146

Figure 19.10	Gold Assay Statistics for the Gwenivere Veins, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	147

Figure 19.11	Gold Assay Statistics for the Gwenivere Veins, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	148

Figure 19.12	Vein Width Statistics for the Gwenivere Veins, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	148

Figure 19.13	Gold Assay Statistics for the Combined Clementine and Gwenivere Veins, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	149

Figure 19.14	Gold Assay Statistics for the Combined Clementine and Gwenivere Veins, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	150

Figure 19.15	Vein Width Statistics for the Combined Clementine and Gwenivere Veins, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	150

Figure 19.16	A Grade and Tonnage Curve for Measured Mineral Resources over a Range of Gold Grade Cut-Offs, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	153

Figure 19.17	A Grade and Tonnage Curve for Indicated Resources over a Range of Gold Grade Cut-Offs, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	154

Figure 19.18	A Grade and Tonnage Curve for Inferred Mineral Resources over a Range of Gold Grade Cut-Offs, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	154

Figure 19.19	A SurpacTM Plan View of the Distribution of Mineral Resource Categories, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	155

Figure 19.20	A SurpacTM Snapshot (looking north) of the Distribution of Measured, Indicated, Inferred and Unestimated blocks for the Central Clementine Vein, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	156

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List of Figures continued….

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Figure 19.21	A SurpacTM Snapshot (looking north) of the Distribution of Measured, Indicated, Inferred and Unestimated blocks for the South Clementine Vein, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	156

Figure 19.22	A SurpacTM Snapshot (looking north) of the Distribution of Measured, Indicated, Inferred and Unestimated blocks for the Main Gwenivere Vein, June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property	157

Figure 20.1	A DatamineTM Snapshot (looking north) of the Company’s Capital Mine Development, Lateral Drift Stope Access and Stoping Layout Plans	165

Figure 20.2	A DatamineTM Snapshot (looking northwest) of the Company’s Capital Mine Development, Lateral Drift Stope Access and Stoping Layout	166

Figure 20.3	SGA’s June 2009 Summary EBITDA Cashflow Model for Hollister Gold Mine, HDB, Hollister Property	176

Figure 20.4	Sensitivity of NPV (0) and IRR to Capital and Operating Costs, June 2009 Financial Analysis, Hollister Gold Mine Project, HDB, Hollister Property	178

Figure 20.5	Sensitivity of NPV (0) and IRR to the Gold Metal Price, June 2009 Financial Analysis, Hollister Gold Mine Project, HDB, Hollister Property	178

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List of Figures continued….

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List of Figures continued….

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NOMENCLATURE, ABBREVIATIONS AND ACRONYMS

Abbreviation	Unit or Description
AAL	American Assay Laboratories Inc.
AAS	Atomic Absorption Spectroscopy
ABA	acid-base accounting
Ag	silver
amsl	above mean sea level
ARD	acid rock drainage
As	arsenic
Au	gold
BL	blank (assay) samples
BLM	Bureau of Land Management (an agency within the US Department of the Interior)
CCD	counter current decantation (circuit)
CE	Categorical Exclusion (a level of environmental impact assessment)
CFR	The US Code of Federal Regulations
CIL	carbon in leach (processing method)
CIP	carbon in pulp (processing method)
Cl	chlorine
CIM	Canadian Institute of Mining and Metallurgy and Petroleum
CIM 2000	CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines dated August 2000
CIM 2005	CIM Standards on Mineral Resources and Mineral Reserves, as adopted by the CIM Council on December 11, 2005
Cu	copper
°, ‘	degrees and minutes (of arc)
DP	duplicate (assay) samples
EA	Environmental Assessment
EIS	Environmental Impact Statement
EMC	Euro-Nevada Mining Corporation
FA	fire assay
Fe	iron
FEL	front end loader
FLPMA	The US Federal Land Policy and Management Act (of 1976)
FNM	Franco-Nevada Mining Corporation
ft	feet
ft3/st	cubic feet per short ton
GBGI	Great Basin Gold Inc., a wholly owned subsidiary of Great Basin Gold Limited
GBRW	Great Basin Resource Watch
g/cm3	grams per cubic centimetre
g/l	grams per litre
g/t	grams per tonne
ha	hectare
HDB	Hollister Development Block
IAC	Inspectorate America Corporation
ICP	Inductively Coupled Plasma
ICP-AES	Inductively-Coupled Plasma Atomic Emission Spectroscopy
ID2	inverse distance to the second power (geostatistical method)
ID3	inverse distance to the third power (geostatistical method)
IDW	inverse distance weighted
IMMM	UK Institution of Materials, Minerals and Mining
IRR	internal rate of return
JBR	JBR Environmental Consultants Inc.
JORC 2004	The 2004 edition of The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves

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Nomenclature, Abbreviations and Acronyms continued….

Abbreviation	Unit or Description
KCA	Kappes Cassiday & Associates
kg/t	kilograms per tonne
km	kilometre
lb	pound (weight)
lb/st	pounds per short ton
LHD	Load-Haul-Dump (trackless mining) unit/vehicle
m	metre
Ma	million years ago
MCI	McClelland Laboratories Inc.
mm	millimetre
Mn	manganese
MS	mainstream (assay) samples
MVG	Metallic Ventures Gold Inc.
MW	megawatt
µm	micron
NaCN	sodium cyanide
NDEP	Nevada Division of Environmental Protection (of the US Department of Conservation & Natural Resources)
NEPA	National Environmental Policy Act of 1969
NI	National Instrument (43-101)
NPDES	National Pollutant Discharge Elimination Systems
NPV	net present value
NSR	net smelter royalty
NRS	Nevada Revised Statutes
NV	Nevada, USA
oz	Troy ounce (31.1034768 grams)
oz/st	Troy ounce per short ton
%	percent
Pb	lead
PbNO3	lead nitrate
ppb	parts per billion
P. Eng.	Professional Engineer (North America)
ppm	parts per million
Pr. Eng.	Professional Engineer (South Africa)
Pr. Sci. Nat.	Professional Natural Scientist (South Africa)
psi	pounds per square inch
RC	reverse circulation (drilling method)
RIBs	Rapid Infiltration Basins
REI	REI Drilling Inc.
ROM	ROM (usually referring to mineralized material production)
S	sulphur
SA	South Africa
SD	duplicates of standard reference (assay) samples
Se	selenium
SEM	Scanning Electron Microscope
SG	specific gravity
SGA	S. Godden & Associates Limited
st	American standard short tons (2,000 lbs or 0.90718458 metric tonnes)
ST	mineralized standard or reference (assay) sample
stpd	short tons per day
t	tonne (metric)
TMC	total metal count

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Nomenclature, Abbreviations and Acronyms continued….

Abbreviation	Unit or Description
tpa	tonnes per annum
tpd	tonnes per day
tph	tonnes per hour
tpm	tonnes per month
USA	United States of America
US$	United States Dollars
USSC	United Stated Steel Corporation
USX	USX Corporation (formerly United States Steel Corporation)
V	volt

Unless otherwise stated, all dollar figures are in United States Dollars (US$). The metric system is employed, with the equivalent American Standard units stated in adjacent parentheses.

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3      EXECUTIVE SUMMARY

The main purpose of this report is to document the resource estimate announced in a Great Basin Gold Ltd. (the “Company”) news release dated June 17, 2009 (see Sub-Section 19.5) . This revised report amends the Technical Report dated July 29, 2009, which was filed on www.sedar.com on September 08, 2009. The amendments include:

  the addition of Gideon J. van der Heever, Pr. Sci. Nat., as co-author of Sub-Sections 19.3 and 19.4 of the main report, which deal with previous mineral resource estimates (he was the original independent Qualified Person for the estimates, which were detailed in previous technical reports that are filed on www.sedar.com);

  the addition of Gideon J. van der Heever, Pr. Sci. Nat., as an independent Qualified Person for the June 2009 mineral resource update summarized in Sub-Section 3.2 below and detailed in Sub-Section 19.5 of the main report; and

  the addition of Stephen J. Godden, F.I.M.M.M., C. Eng., as an independent Qualified Person for the mineral reserve estimate summarized in Sub-Section 3.3 below and presented in Sub- Section 19.6 of the main report.

Additional explanatory text has also been added to the end of Sub-Section 19.7 of the main report and an estimate of costs to undertake the recommended programs, analyses and reviews has been added to the base of Section 22. Related amendments to the report’s text are restricted to Sub-Sections 3.2, 3.3, 3.6 and 3.7 of this, the Executive Summary, and to Sub-Sections 4.3, 4.4, 19.5 to 19.7, inclusive, 20.2 and 20.3, as well as Section 22, of the main report.

The Company is a pre-production mining company that is engaged in the acquisition, exploration and development of precious metal properties, including Hollister Gold Mine, located within the larger Hollister property area (“Hollister Property”, previously known as Ivanhoe Property or Ivanhoe Gold Project). Hollister Property comprises one of the Company’s two material mineral properties, the second is Burnstone Gold Mine in South Africa that is also at the test-/trial-mining stage.

Hollister Property comprises 950 unpatented lode claims and 11 unpatented mill site claims that cover an area in excess of 6,900 hectares (69 square kilometres or 17,050 acres). The Company holds or controls a 100 percent interest in Hollister Property, primarily through its wholly owned, USA (Nevada) registered subsidiary Great Basin Gold Inc. (“GBGI”). GBGI in turn holds 100 percent interests in Rodeo Creek Gold Inc. (“Rodeo”, incorporated in Nevada, USA) and Touchstone Resources Inc. (incorporated in Nevada, USA), the registered title holders of 798 of the 950 Hollister Property lode claims, as well as all 11 of the mill site claims. An additional 152 of the lode claims are controlled by the Company through lease agreements with the claim owners.

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3.1      Hollister Development Block

Within the boundaries of the Hollister Property is an area called Hollister Development Block (the “HDB”) that comprises approximately five percent of the total area of Hollister Property. The HDB remains the Company’s primary focus in terms of its Hollister Property exploration and development strategies. It is within the HDB that the gold veins that comprise the Hollister Gold Mine deposit are located (Figure 3.1) .

3.1.1   Deposit Discovery

Prior to the Company’s involvement on Ivanhoe/Hollister Property, gold exploration activity had mainly been directed at Tertiary-hosted, oxide mineralization that was later exploited, during the 1990s, in openpits located within the HDB (East Pit now form the focus of the Company’s on-site surface infrastructure – see Figure 3.1) . Feeder zones of high-grade, epithermal gold mineralization were intersected during this period but they were not followed-up, even when a hole drilled by Newmont Exploration Limited in 1994 intercepted a 0.73 metre/2.4 foot (true width) quartz vein breccia grading 1,115.66 g/t (32.54 oz/st) of gold.

Figure 3.1 – The Main Hollister Property Gold Vein Deposits of Interest
(located within Hollister Development Block or HDB)
(supplied by the Company)

There were at least 34 historical intersections of high-grade gold vein mineralization, which prompted the Company’s follow-up exploration program that started in August 1997. Up to July 2002 the Company had completed 216 surface drillholes in the HDB area for 65,837 metres (216,000 feet), of which 31,700 metres (104,000 feet) was drilled as RC pre-collars through the Tertiary volcanic cover. Various interpretive work, carried out during the same exploration period, led to the definition of what became known as the Gwenivere and Clementine vein systems, or collectively the Hollister Gold Mine deposit. The deposit is hosted in Ordovician Vinini Formation rocks and it comprises Type 2, low-sulphidation (epithermal) veins characterized by banded quartz veins with electrum and silver selenides.

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3.1.2   Hollister Gold Mine

The HBD was subject to an historical earn-in agreement (the “Agreement”) with Hecla Mining Company (“Hecla”) to jointly explore and eventually develop the gold vein mineral resources. The Agreement, dated August 02, 2002, made Hecla the operator during the term of the Agreement. Hecla subsequently carried out engineering and permitting work in furtherance of an underground exploration program comprising bulk sampling of mineralized vein material and exploration and infill diamond drilling. Up to April 30, 2007, Hecla had completed:

  175 underground infill and exploration diamond drillholes (20,459 metres or 67,124 feet);

  a total of 2,614 metres (8,576 feet) on underground development, inclusive of 500 metres (1,640 feet) of lateral development along the main vein systems; and

  sampling along the first 54 metres (177 feet) of the Gwenivere vein lateral drift.

3.1.3   Current Status

The Company regained full control of Hollister Property during April 2007, following which it continued to develop Hollister Gold Mine, as a test-/trial-mining operation, and to carry out surface and underground infill drilling. At the cut-off date for this Technical Report of June 17, 2009, the Company had completed:

  134 additional underground diamond drillholes for 26,345 metres (86,443 feet);

  an additional 731 metres (2,397 feet) of underground mine development, inclusive of 324 metres (1,064 feet) in vein material; and

  collected and assayed an additional 763 channel samples from approximately 2,085 feet of underground development on the Gwenivere, Central Clementine and South Clementine veins.

Test-/trial-stoping on the mineralized veins was started in 2008 and continued through June 2009, during which period a total of ten bulk samples (68,352 tonnes or 75,345 short tons) of mineralized material had been extracted for purposes of off-site metallurgical processing. Figure 3.2 summarizes the extent of the underground workings, as at June 17, 2009.

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Figure 3.2 - A Plan View, DatamineTM Snapshot of the ‘As-Built’ Status of
Hollister Gold Mine, HDB, Hollister Property, June 17, 2009
(supplied by the Company)

3.2      Mineral Resource Estimates

Four mineral resource estimates have been published by the Company for the Hollister Gold Mine deposit:

  a preliminary resource estimate by the Company that was independently reviewed by Behre Dolbear & Company Ltd. of Vancouver, B.C., in October 2001;

  a 2007 mineral resource update by GeoLogix Mineral Resource Consultants (Pty) Ltd. of Potchestroom, South Africa (“GeoLogix”), as stated in the Company’s news release dated May 23, 2007);

  a 2008 mineral resource update by GeoLogix, as stated in the Company’s news release dated June 18, 2008; and

  the 2009 mineral resource update by the Company, as reported in the Company’s news release dated June 17, 2009.

Table 3.1 provides a summary of the estimate that was compiled by Dale Richards, Group Manager: Mineral Resources for the Company, under the management of Philip N. Bentley, Vice President: Geology and Exploration for the Company. Mr. Bentley, along with Gideon J. van der Heever, Pr. Sci. Nat., Director, GeoLogix, are co-responsible for the mineral resource estimate summarized on Table 3.1 and detailed in Sub-Section 19.5. The reader should note that Mr. Bentley is not independent under NI 43-101.

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Table 3.1
Summary of the Company’s Undiluted Resource Estimate by Gold Grade Cut-Off,
Hollister Gold Mine, HDB, Hollister Property, June 2009 (CIM 2005)

Category	Gold Grade Cut-off		Amount (‘000)		Average Gold Grade		Average Silver Grade		Equivalent Gold Ounces*
	g/t	oz/st	t	st	g/t	oz/st	g/t	oz/st
Measured	5.14 6.86 8.57 10.29	0.15 0.20 0.25 0.30	226 200 181 163	249 220 199 180	53.26 59.41 64.98 71.07	1.553 1.733 1.895 2.073	826.3 913.2 994.8 1,085.0	24.10 26.64 29.02 31.65	479,900 473,700 468,000 461,700
Indicated	5.14 6.86 8.57 10.29	0.15 0.20 0.25 0.30	1,299 1,016 827 692	1,432 1,120 912 762	24.14 29.39 34.54 39.67	0.704 0.857 1.008 1.157	102.0 121.5 141.5 160.7	2.98 3.54 4.13 4.69	1,074,900 1,022,300 977,500 937,900
Measured + Indicated	5.14 6.86 8.57 10.29	0.15 0.20 0.25 0.30	1,525 1,216 1,008 855	1,681 1,341 1,111 942	28.45 34.33 40.00 45.67	0.830 1.001 1.167 1.332	209.2 251.7 294.6 337.1	6.10 7.34 8.59 9.83	1,554,900 1,496,000 1,446,000 1,399,600
Inferred	5.14 6.86 8.57 10.29	0.15 0.20 0.25 0.30	1,429 1,150 939 760	1,575 1,268 1,035 838	32.30 38.84 45.95 54.81	0.942 1.133 1.340 1.598	66.8 79.2 93.2 111.0	1.95 2.31 2.72 3.24	1,531,300 1,481,700 1,431,300 1,381,500

Note: * The equivalent gold ounces reported above were calculated by applying a gold price of US$800 per

Troy ounce and US$12.50 per Troy ounce for silver. No recovery factors were applied in analysis.

The Qualified Persons for the June 2009 mineral resource estimate (Messrs. Bentley and vd Heever) have certified it as compliant with JORC 2004 Code. As such, it may reasonably be considered to be NI 43-101 compliant, insofar as it may reasonably be construed to have been compiled to the standards required of/by:

  the definitions stated in the CIM Standards on Mineral Resources and Mineral reserves adopted by the CIM Council on December 11, 2005 (CIM 2005); and

  the CIM Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves dated November 23, 2003.

The reader is cautioned that some of the estimated resources fall into the Inferred category that is considered geologically speculative. There is no guarantee that Inferred resources will ever be upgraded to reserve status. The reader should also note that there are internal differences in the current/June 2009 mineral resource estimate compared with the previous estimate dated June 2008 (see Sub-Section 20.4 and the Company’s news release dated June 17, 2009):

  empirical geological measurements (by the Company) have shown that the June 2008 model over-estimated the vein’s widths, hence the estimated amount of mineralized material, and at the same time it under-estimated the precious metal grades;

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  an improved method for modeling the veins was utilized within the scope of the current/June 2009 estimate which, in the opinion of the Company and in conjunction with the use of a partial percentage estimate, led to a higher accuracy of estimating the (wire frame) volumes of the mineralized veins;

  grade interpolation within the wire frames was carried out using Inverse Distance Squared statistics, instead of Ordinary Kriging (the latter was used for purposes of compiling the June 2008 estimate);

  search radii used to characterize the confidence of grades within the modelled wire frames were decreased and the average distance of informing samples was introduced, which increased the stringency of definition of the Measured and Indicated categories of mineral resources; and

  the minimum number of samples to inform a given block was increased to three (a minimum of two was used for purposes of compiling the June 2008 estimate).

The outcome of the changes outlined was a more conservative approach to mineral resource classification, which the Company believes more closely reflects what has been observed underground. For example, compared with the Company’s June 2008 mineral resource estimate:

  the estimated amount of Indicated mineral resources has increased by 184.6 percent, at a gold grade cut-off of 8.57 g/t (0.25 oz/st); but the estimated total amount of Measured and Indicated mineral resources has decreased by approximately 31 percent, at a gold grade cut-off of 8.57 g/t (0.25 oz/st); and

  the estimated amount of Inferred mineral resources has decreased by approximately 17 percent, at a gold grade cut-off of 8.57 g/t (0.25 oz/st); whereas the average gold grade of the Measured mineral resources has more than doubled to 64.98 g/t (1.895 oz/st), at a gold grade cut-off of 8.57 g/t (0.25 oz/st);

  the average gold grade of the combined Measured and Indicated mineral resources has increased by approximately 34 percent from 29.83 g/t (0.87 oz/st) to 40.01 g/t (1.167 oz/st), at a gold grade cut-off of 8.57 g/t (0.25 oz/st);

  the average grades of the mineral resources in the Inferred category have increased from 17.487 g/t (0.510 oz/st) to 45.94 g/t (1.34 oz/st) for gold and 49.03 g/t (1.43 oz/st) to 93.20 g/t (2.72 oz/st) for silver, at a gold grade cut-off of 8.57 g/t (0.25 oz/st); and

  there is a significant decrease in the average silver grades from the Measured to the Inferred category, which reflects the occurrence of naumanite (silver selenide) in the well-drilled and -sampled, high-grade shoots categorized as Measured and Indicated resources.

Further updates of the available mineral resources and mineral reserves at Hollister Gold Mine may reasonably be expected in due course: further infill drilling is planned to bring the current Inferred mineral resources into the Indicated or Measured categories; and step-out drilling is

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planned to further explore the potential for western, northwestern and downdip extensions to the mineralized vein systems.

3.3      Mineral Reserve Estimates

The Company has completed two main cycles of mineral reserve estimate for Hollister Gold Mine. The current estimate is dated February 2009, details of which are presented in a technical report, dated February 2009, that is filed on www.sedar.com. The estimate was compiled by Company staff members under the management of Johannes G. Oelofse, F.S.A.I.M.M., Pr. Eng., Chief Operating Officer for the Company. Mr. Oelofse, along with Stephen J. Godden, F.I.M.M.M., C.Eng., Consulting Engineer and Director of S. Godden & Associates Ltd. (“SGA”), are co-responsible for the stated mineral reserve estimate. The reader should note that Mr. Oelofse is not independent under NI 43-101.

The basis for the February 2009 mineral reserve estimate was the June 2008 mineral resource estimate, at a gold grade cut-off of 11.31 g/t (0.33 oz/st). A summary of the procedures and assumptions applied during the compilation process are presented in Sub-Section 19.6 of this technical report. Table 3.2 provides a summary of the results.

SGA has reviewed the reserve estimates summarized in Table 3.2 and, subject to the discussions contained in Sub-Sections 19.6.2 and 19.7 of this report (‘February 2009 Estimate’ and ‘Factors that May Influence Mineral Resources and Reserves’, respectively), SGA is satisfied that the Company’s February 2009 mineral reserve estimate may reasonably be construed to fairly reflect the total available tonnages, and what is likely to achievable in terms of average headgrades from Hollister Gold Mine, as it is currently configured. Accordingly, Table 3.2 may reasonably be construed to represent a fair estimate of the reserves at Hollister Gold Mine, as of the date of the February 2009 Technical Report.

Table 3.2
Summary of the Company’s Diluted Reserve Estimates at a 11.31 g/t (0.33 oz/st)
Gold Grade Cut-Off, Hollister Gold Mine, HDB, Hollister Property, February 2009 (CIM 2005)
(data from the February 2009 Technical Report by J. Oelofse, et al)

Category	Gold Grade Cut-off		Amount (‘000)		Average Gold Grade		Average Silver Grade		Equivalent Gold Ounces (‘000)*
	g/t	oz/st	t	st	g/t	oz/st	g/t	oz/st
Proven	11.31	0.33	99	109	37.95	1.107	266.4	7.77	134
Probable	11.31	0.33	1,020	1,125	28.04	0.818	136.5	3.98	988
Proven + Probable	11.31	0.33	1,119	1,234	28.94	0.844	148.1	4.32	1,122

Note: * The equivalent gold ounces reported above are as stated by the Company. They were calculated by the Company by applying a gold price of US$800 per Troy ounce, a silver price of US$12 per Troy ounce. No recovery factors were applied.

3.4      Production Planning

The Company has compiled a mine production plan for exploiting to depletion the tonnages reflected in the February 2009 mineral reserve estimate. As part of this process, the Company compiled estimates of the total amount and types of capital development that will be required prior to production, as well as to sustain production. Following a review of the Company’s

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development plans, SGA is of the opinion that they are realistic, reasonable and fair for the intended purpose.

The Company has considered five widely used, thin vein stoping methods within the scope of its mine planning and design studies, some of which methods continue to be tested/trialed at Hollister Gold Mine. Innovative stoping technologies are also being tested/trialed, including the thermal breaking method. In each case, the over-riding criterion for the selection and/or use of an available method is the control, to a practicable minimum, of wall rock dilution.

In a full production environment the various stoping options/methods will be selectively applied, through considerations of the local geometry of the deposit (in particular the veins and their sharp wall rock/grade cut-offs) and the physical (rock mechanic) characteristics of the target vein area, inclusive of the type and condition of the wall rocks. Following an on-site review of stoping options and production practices, SGA is of the opinion that:

  the mine’s technical team is committed, pro-active and fully aware of the stoping issues and production challenges;

  appropriate systems and solutions are being developed and that some are already in place; and

  there is no readily identifiable reason to suppose that dilution cannot closely be controlled, or at least effectively reduced.

3.5      Processing Options

The anticipated long lead times for permitting and constructing a dedicated, on-site processing and tailings storage facilities, coupled with the estimated capital cost of building such facilities at the HDB, prompted the Company to pursue alternative strategies such as toll-processing and purchase agreements for mineralized material from Hollister Gold Mine. These strategies were actively pursued during 2007 and 2008, during which time a total of seven bulk samples (40,326 tonnes or 44,451 short tons) were supplied to four different, process-relevant Carlin Trend processing facilities.

The metallugical results, combined with evaluations (by the Company) of the toll-processing terms and the results of various bench-scale metallurgical testwork programs, led to the Company’s decision to purchase Esmeralda plant and related infrastructure (see the Company’s news release dated December 08, 2008). The Company’s project development plans now include the processing of all run-of-mine (“ROM”) mineralized material from Hollister Gold Mine at a refurbished and upgraded Esmeralda facility. The Company’s expectation is that the use of the Esmeralda facility will optimise future potential financial returns.

Until such time as the Esmeralda plant is fully operational the Company has the option to toll-process up to 31,752 tonnes (35,000 short tons) of mineralized material at Newmont Mining Corporation’s Midas Gold Mine processing facility (“Midas”). During the first five months of 2009, a total of 28,027 tonnes (30,894 short tons) of mineralized material were processed at Midas.

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3.6      Financial Analysis

The Company has compiled an after-tax cashflow schedule, based on its current/February 2009 production plan and estimated capital and operating costs, as well as average assumed process recovery rates of 90 percent for both gold and silver. As part of its larger due diligence leading to the compilation of this technical report, SGA independently compiled a summary EBITDA cashflow model using the Company’s production and processing plans (the former based on the Company’s June 2008 mineral resource estimate), process recovery rates, operating cost estimates (inclusive of royalties), capital cost estimates (inclusive of US$53 million of sunk capital and US$12 million for trial mining, which were accounted in 2008) and underground resource definition drilling costs. Details of the model are presented in Sub-Sections 20.2 and 20.3 this technical report.

The version presented here differs from that presented in the Technical Report dated July 29, 2009, insofar as the recovery rates for gold and silver have been uniformly set at 90 percent to thereby reflect those estimated by the Company. Total operating costs have also been estimated from unit costs per equivalent mined gold ounce, per equivalent recovered gold ounce and per tonne of mined mineralized material, assuming a straight-line average gold price of US$800 per Troy ounce and a straight-line average silver price of US$12 per Troy ounce.

Table 3.3 summarizes the amended results for straight-line metal prices of US$800 per Troy ounce for gold and US$12 per Troy ounce for silver, and average recovery rates of 90 percent for both gold and silver. It is emphasized that the presented results do not include considerations of taxes, amortization or depreciation and as such, they are not directly comparable with the Company’s after-tax cashflow schedule is presented in the February 2009 Technical Report. The reader should also note that IRR and NPV estimates presented here differ from those presented in the February 2009 Technical Report, due to the timings of cashflows (Excel spreadsheet functions ‘NPV’ and ‘IRR’ were used by SGA, whereas Excel spreadsheet functions ‘XNPV’ and XIRR’ were used in the Company’s after tax cashflow model presented in the February 2009 Technical Report). The Company’s February 2009 cashflow model, stated in the February 2009 Technical Report, also took into account estimated cashflow in 2008.

The robustness of the financial results summarized on Table 3.3 was explored using sensitivity analyses to examine the impact of varying the capital costs, operating costs and gold price. The results are summarized on Tables 3.4 to 3.6, inclusive, which have been amended to reflect the changes earlier outlined. It is again emphasized that the results do not include considerations of taxes, amortization or depreciation and that the IRR and NPV estimates presented here differ from those presented in the February 2009 Technical Report, due to differences in the timings of cashflows, as outlined above.

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Table 3.3
EBITDA Financial Highlights, Hollister Gold Mine Project, HDB, Hollister Property, June 2009
(goldprice = US$800/oz, silver price = US$12/oz, average recovery rate = 90% for gold and silver)

Parameter	Amount (metric units)	Amount (US standard units)
Total Tonnes/Short Tons Milled	1,119,783 t	1,234,342 st
Average Grade (diluted)	28.94 g/t Au 148.06 g/t Ag	0.844 oz/st Au 4.32 oz/st Ag
Total Recovered Metal (after processing)	937,675 oz Au 4,797,273 oz Ag
Life-of-Mine	Nine years from January 2009
Average Annual Metal Recovery	104,200 oz Au 533,000 oz Ag
Estimated Average On-Site Operating Cost (life-of-mine)	US$382 /equiv. mined Au oz US$426/equiv.recovered Au oz US$ 350 /t mined
Total Estimated Capital Cost	US$ 122.09 million
Estimated Net Cashflow	US$ 253.72 million
Estimated NPV (5%)	US$ 171.32 million
Estimated NPV (8%)	US$ 135.69 million
Estimated NPV (10%)	US$ 116.13 million
Estimated IRR	41%
Estimated Payback Period	Approx. 2.5 years from January 2009

Table 3.4
EBITDA Sensitivity Analysis (NPV[0], in US$ millions) of Operating and Capital Costs,
June 2009 Financial Analysis, Hollister Gold Mine Project, HDB, Hollister Property

Variable Changed	-20%	-10%	0%	+10%	+20%
Operating Cost	340.1	296.9	253.7	210.5	167.3
Capital Cost	265.1	259.4	253.7	248.0	242.3

Table 3.5
EBITDA Sensitivity Analysis (IRR) of Operating and Capital Costs,
June 2009 Financial Analysis, Hollister Gold Mine Project, HDB, Hollister Property

Variable Changed	-20%	-10%	0%	10%	20%
Operating Cost	55%	48%	41%	34%	27%
Capital Cost	44%	42%	41%	39%	38%

Table 3.6
EBITDA Sensitivity Analysis of Operating and Capital Costs,
June 2009 Financial Analysis, Hollister Gold Mine Project, HDB, Hollister Property

Variable Changed	-20%	-10%	0%	10%	20%
NPV (0), in millions US$	92.2	173.0	253.7	334.5	415.3
IRR	16%	29%	41%	53%	65%

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3.7      Conclusions and Recommendations

Various recommendations are made in Section 22 of this technical report, based on consideration of the status, progress and objectives of the Company’s Hollister Gold Mine project. The recommendations are not repeated here. The estimated total cost for undertaking the recommended programs, reviews and analyses, during the remainder of 2009 and during 2010, is US$8.20 million. Details of the cost estimates are presented in Section 22 of the main report. It is worth emphasizing that the Hollister Gold Mine project may reasonably be described as being at an advanced stage: the Company’s development plans are on course for commercial production that is currently (June 2009) planned (by the Company) to start in 2010; and the results of test-/trial-mining to date have reduced significantly the types of risk that are normally associated with start-up operations. If a significant project risk exists, it may reasonably be attributed to the timing of the completion of the permitting process for full-scale production and final construction of the required surface infrastructure, for which process an Environmental Impact Study (“EIS”) has yet to be completed. The Company is aware of this and continues to pro-actively move the EIS process forward, to the extent possible with the regulatory authority.

3.7.1   Production Rates

Modest production rates are planned, but these to an extent are offset by the significant precious metal grades available within the Hollister Gold Mine deposit. Progressive increases to the planned production rates may in future be realized, but the narrow vein nature of the deposit is such that any significant increase in production output would probably require the development of a second decline system to open-up additional resources, either within or close to the HDB area (for which a permit is already in place). The potential for eastern and western extensions of the gold vein systems is emphasized in this regard, especially in the Hatter Graben area where the results of the Company’s on-going surface exploration work have identified prospective gold vein intersections.

3.7.2   Processing Options

The use of the Esmeralda facility for processing ROM mineralized material from Hollister Gold Mine may reasonably be construed to be of future benefit in terms of potential project cashflow:

  the potentially significant capital costs for constructing on-site processing and tailings storage facilities have been avoided; but increased operating costs will be incurred for transport, by truck, of ROM material to the Esmeralda facility, over a distance of approximately 467 kilometres (290 miles) and at an estimated unit cost of US$55/t (US$50/st); although the impact of transport costs can to an extent be limited by reducing ROM dilution to minimum practicable levels, through the use of appropriate stoping methods and strategies.

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3.7.3   Mine Life

Future updates to the production plan and changes to the planned mine life (currently nine years from January 2009) may reasonably be anticipated, not least because:

  the Company’s mine planning and design process for Hollister Gold Mine is iterative, insofar as changes and updates are made as knowledge and experience of the Hollister Gold Mine deposit grows and as the gold grade cut-off changes with the Company’s operating cost estimates and metal price forecasts;

  compared with the June 2008 mineral resource estimate, and as earlier outlined, the June 2009 mineral resource estimate includes fewer overall tonnes/short tons in the Measured and Indicated categories of mineral resource hence, by extension, there will be fewer tonnes/short tons in the Proven and Probable categories of mineral reserve compared with the current mineral reserve estimate (that is based on the June 2008 mineral resource estimate); but the Company/Rodeo is planning on further underground infill drilling to bring the current Inferred mineral resources into the Indicated or Measured categories, as well as step-out drilling to further explore the potential for western, northwestern and downdip extensions to the mineralized vein systems;

  the results of underground mapping and exploration drilling continue to refine the Company’s understanding of the Hollister Gold Mine deposit, to the extent that additional mineralization continues to be identified within the mineralized vein systems, inclusive of mineralized cross-veins; and

  additional resources might at some future point become available for exploitation from a second decline system, for the reasons earlier outlined.

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4      INTRODUCTION

This report has been prepared for Great Basin Gold Limited (the “Company”) that is incorporated in British Columbia, Canada (“B.C.”). The Company’s registered office is at 1108-1030 West Georgia Street, Vancouver, B.C., V6E 2Y3, its operational head office is at 138 West Street, Sandton, 2146, Gauteng Province, South Africa and its local field office is at 4000 West Winnemucca Boulevard, Winnemucca, Nevada 89446, USA. The Company is listed on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (NYSE) and the Johannesburg Stock Exchange (JSE). In each case the Company’s trading symbol is GBG.

4.1      Material Properties

The Company has two material mineral properties, both of which are at the test-/trial-mining stage: Hollister Property in Elko County, Nevada, USA (formerly Ivanhoe Gold Project or Property), on which is located Hollister Gold Mine; and Burnstone Property in Mpumalanga Province, South Africa, on which is located Burnstone Gold Mine. It should, however, be noted that:

  the Company is carrying out early-stage exploration on a number of prospects in Africa and Russia, following the acquisition of Rusaf Gold Limited (“Rusaf”) in April 2008 for a total consideration of US$14.4 million, payable in approximately 4.9 million common shares in the Company (see the Company’s news releases dated June 13, 2007 and February 13, 2008, February 14, 2008 and April 07, 2008); and

  as part of its Hollister Property development program, the Company signed an agreement with Metallic Ventures Gold Inc. (TSX trading symbol: MVG) in December 2008, whereby the Company purchased the Esmeralda processing plant in Nevada, USA, inclusive of the Esmeralda mine and surface infrastructure (“Esmeralda Property”) for a purchase price of US$2.0 million (see the Company’s news release dated December 08, 2008).

The ex-Rusaf prospects do not constitute material properties because to date (June 2009), no significant mineral resources have been identified and the prospects have not, therefore, been the subject of any technical reports. At the time of writing (June 2009), the Company was undertaking an initial assessment of previous mining activities on Esmeralda Property, including the quantity and quality of available drilling, geological and mining related data. The desk-top due diligence study is expected (by the Company) to provide a basis for prioritizing future exploration targets, as well as an understanding of the potential for sustainable underground mineral resources (see the Company’s news release dated May 14, 2009).

4.2      This Technical Report

This report is entitled ‘Technical Report on the June 2009 Update of the Mineral Resource Estimate for Hollister Gold Mine, Elko County, Nevada, USA’ (“this Technical Report”), the

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data cut-off date for which is June 17, 2009. It has been prepared with the purpose of providing an updated, National Instrument (“NI”) 43-101 compliant report on, and an updated mineral resource estimate for, Hollister Gold Mine. The Company’s previous mineral resource estimate is detailed in a technical report dated February 2009 that is filed on www.sedar.com. The June 2009 update follows nine months of trial mining at Hollister Gold Mine that has generated data from channel sampling and delineation drilling for stope development, as stated in the Company’s news release dated June 17, 2009.

Although Hollister Gold Mine is the principal focus of this Technical Report, information concerning the larger Hollister property area (“Hollister Property”) is presented, as appropriate. Reference is also made to the Esmeralda processing plant that forms a key part of the Company’s Hollister Gold Mine project development plans, going forward.

4.3      Qualified Persons

The Qualified Persons (authors) of this Technical Report are:

Mr. Stephen Godden, F.I.M.M.M., C. Eng. - Consulting Engineer, Director of S. Godden & Associates Limited (“SGA”) of Welwyn Garden City, UK. Mr. Godden is the principal author of this Technical Report. As the independent Qualified Person under NI 43-101, he is responsible for all the report sections except for Sub-Sections 19.3 and 19.4 (for which he is responsible, along with Gideon van der Heever - see below), for Sub-Section 19.5 (see below) and for Sub-Section 19.6 (for which he is responsible, along with Johannes Oelofse - see below). He has reviewed earlier technical reports, as well as project-related documents, papers, reports and Company news releases. He has verified project-related information by means of due diligence, in part through discussions with the professionals who completed various studies on Hollister Property.

Mr. Gideon (Deon) van der Heever, Pr. Sci. Nat. - Director, GeoLogix Mineral Resource Consultants (Pty.) Limited (“GeoLogix”) of Potchestroom, South Africa. As an independent Qualified Person under NI 43-101, he is responsible for Sub-Sections 19.3, 19.4 and 19.5 of this Technical Report. As co-author, he was previously responsible for portions of the technical report entitled ‘Revised Technical Report on the Mineral Resources and Reserves at the Hollister Development Block Gold Project, Elko County, Nevada’ that is dated February 27, 2009 and that is filed on www.sedar.com (the “February 2009 Technical Report”), as well as for portions of the technical report entitled ‘Technical Report on the Resource Estimate for the Hollister Development Block Gold Project, Elko County, Nevada’ that is dated March 2007 and that is filed on www.sedar.com (the “July 2007 Technical Report”).

Mr. Philip Bentley, Pr. Sci. Nat. - Vice President: Geology and Exploration for the Company. Along with Mr. vd Heever, Mr. Bentley is responsible for Sub-Section 19.5 of this Technical Report. As co-author, he was previously responsible for portions of the February 2009 Technical Report.

Mr. Johannes Oelofse, F.S.A.I.M.M., Pr. Eng. - Chief Operating Officer for the Company. Along with Mr. Godden, Mr. Oelofse is responsible for Sub-Section 19.6 of this Technical Report. As co-author, he was previously responsible for portions of the February 2009 Technical Report and for portions of the July 2007 Technical Report.

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4.4      Site Visits by the Authors

Stephen Godden, F.I.M.M.M., C. Eng., visited the Hollister Property between March 25 and March 27, 2009. During the visit he toured the Hollister Gold Mine site, visited the underground excavations, reviewed project plans, examined geology plans and sections and held discussions with Company staff members. Mr. Godden has also visited the Company’s field office at Winnemucca, Nevada, and the Company’s operational head office at Sandton, South Africa, to discuss a broad range of project-related issues with Company staff members.

Deon vd Heever, Pr. Sci. Nat., visited the Hollister Property between February 16 and February 20, 2007. During this period he toured the Hollister Gold Mine site, visited the underground excavations and held discussions with Company staff members. He also visited the Company’s field office at Winnemucca, Nevada, to inspect core and verify that sampling and assaying procedures were compliant with accepted standards. Mr. vd Heever has since regularly visited the Company’s operational head office at Sandton, South Africa, to discuss project-related issues with Company staff members. He has been involved with the Hollister project as an independent consultant since August 2006. He is familiar with all data capture, geological modeling and resource estimation procedures to date.

As Vice President: Geology and Exploration for the Company, Philip Bentley, Pr. Sci. Nat. has visited the Hollister Property regularly since September 2008.

As Chief Operating officer for the Company, Johannes Oelofse, F.S.A.I.M.M., Pr. Eng., monitored exploration and feasibility work by Hecla Mining Company (Sub-Sections 8.7 and 12.3) . He has visited Hollister Property regularly since May 2006.

4.5      Data Sources

This Technical Report is in part based on information contained in previous technical reports concerning Hollister Property that are filed on www.sedar.com, on information provided by the Company and on observations made during the principal author’s site visit, as well as on information contained in internal Company documents and consultancy reports, various published technical papers and various documents sourced by means of web searches. Each of the key documents referenced herein was reviewed by the principal author of this Technical Report, as part of a larger due diligence process. The key documents include:

  the Company’s Annual Information Form (AIF) for the period ended December 31, 2008;

  ‘Revised Technical Report on the Mineral Resources and Reserves at the Hollister Development Block Gold Project, Elko County, Nevada’, by J. Oelofse, P. Bentley and D. vd Heever and dated February 27, 2009 (the “February 2009 Technical Report”);

  ‘Technical Report on the Feasibility Study for the Hollister Development Block Gold Project, Elko County, Nevada’ by P. Cain of Associated Geosciences Ltd. and dated September 09, 2007 (the “September 2007 Technical Report”);

  ‘Technical Report on the Resource Estimate for the Hollister Development Block Gold Project, Elko County, Nevada’ by J. Oelofse and D. vd Heever, effective date March 2007 and filed on July 06, 2007 (the “July 2007 Technical Report”);

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  ‘Revised Technical Report and Updated Preliminary Assessment of the Ivanhoe Gold Project, Elko County, Nevada’ by D. Stone and dated April 03, 2007 (the “April 2007 Technical Report”);

  ‘Summary Report for the Ivanhoe Project, Elko County, Nevada’ by R. Granville and R. H. Banner and dated April 2002 (the “April 2002 Technical Report”);

  ‘Title Opinions on Hollister Mine, Elko County, Nevada’ by R. Harris, Attorney, for Great Basin Gold Limited and dated March 12, 2009;

  ‘Title Opinion of the Robbie Claim Group by R. Harris, Attorney, for Great Basin Gold Limited and dated March 13, 2009;

  ‘Title Opinion on AAG/BMA, Ho, SC, RIB/MS/HMS and Jo Claim Groups, Elko County, Nevada’ by R. Harris, Attorney, for Great Basin Gold Limited and dated March 13, 2009;

  ‘Ivanhoe Project, Report on Milling Studies’ - consultancy report for Great Basin Gold Limited by Kappes, Cassiday & Associates and dated December 20, 2000;

  ‘Report on Metallurgical Process Evaluation – Hollister Varied Grade Core Composites - consultancy report by McClelland Laboratories Inc. for Great Basin Gold and dated February 05, 2007;

  ‘Hollister/Hecla Ore Roast Tests’ - consultancy report by Queenstake Jerritt Canyon Laboratory for Great Basin Gold Limited and dated February 15, 2007;

  ‘Ore Evaluation from the Hollister Property’ - consultancy report by Carlin Metallurgical Laboratory for Great Basin Gold Limited and dated March 08, 2007;

  ‘Preliminary Project Report, Operational Due Diligence Study on the Esmeralda Gold Mill Facility’ – consultancy report by Hanlon Engineering Architecture, Inc. for Rodeo Creek Gold Inc. and dated August 07, 2008;

  ‘Esmeralda Project Environmental Review, Initial Summary Report’ – consultancy report by JBR Environmental Consultants Inc. for Great Basin Gold Limited and dated August 2008;

  ‘Report on the Exploration Results, Plans and Potential of the Hollister Gold Property, Carlin Trend, Nevada, USA’ - internal company report by R.L. Arkwright and dated August 16, 2000;

  ‘Audit of Preliminary Resource Estimate for the High-Grade Gold-Silver Veins of the Ivanhoe District, Elko County, Nevada’ - consultancy report by Behre Dolbear & Company Ltd. for Great Basin Gold Limited and dated October 02, 2001;

  various Company news releases, available on the Company’s website (www.greatbasingold.com) and listed on www.sedar.com, as stated and cited in this Technical Report’s text; and
  various USA Government documents and briefs sourced by means of a web search, as stated and cited in this Technical Report’s text.

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S. Godden & Associates Ltd. (“SGA”) has relied almost entirely on information derived from work completed by the authors of published data sources, Company staff members and Company consultants. Although SGA has reviewed most of the available data and the principal author of this Technical Report has made a site visit, these tasks validate only a portion of the entire data set. SGA has made judgments about the general reliability of the underlying data that is assumed to be both accurate and valid, based on the professional status of the reports’ authors and the nature of their reports.

Much of the background information on the Hollister Property, such as the history, past exploration, exploration drilling, sampling and assaying, has been reported by others. This past information has been updated only when it was relevant to do so and/or when it was clear that additional information was required.

5      RELIANCE ON OTHER EXPERTS

The Hollister Property claims information presented in this Technical Report is based on the aforementioned title opinions dated March 2009 by Richard Harris of Harris & Thompson, Attorneys, of Reno, Nevada, USA. SGA has made no attempt to verify legal ownership of, or title to, Hollister Property and SGA is not qualified to assess the validity of the Company’s Hollister Property claims.

SGA is not qualified to assess environmental issues in USA and SGA has made no attempt to comment on, verify or assess environmental issues or liabilities on Hollister Property. SGA can report on observations made during site visits only, as well as issues that SGA is made aware of by the Company, but this should not be considered a comprehensive overview of the environmental issues.

Under the current Plan of Operations (Sub-Sections 6.6 and 6.7) that was approved by the Bureau of Land Management (“BLM”, Sub-Section 6.2), the Company is permitted to undertake underground exploration and development, inclusive of the taking and removal of bulk samples. To secure BLM approval, an Environmental Assessment (“EA”) was compiled by JBR Environmental Consultants Inc. of Elko, Nevada, acting on behalf of BLM in respect of the Hollister Gold Mine project and the project proponents who at the time were the Company and its joint venture partner Hecla Mining Company (Sub-Section 6.5) . The EA was issued on February 2004.

An amended Plan of Operations, to approve full production at Hollister Gold Mine, was submitted to BLM in March 2008 (Sub-Section 6.7.3) . BLM subsequently required the Plan of Operations to be supported by an Environmental Impact Statement (“EIS” – see Sub-Sections 6.7.2 and 6.7.3) . At the time of writing (June 2009), the Company was initiating the EIS process, in conjunction with BLM.

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6      PROPERTY DESCRIPTION AND LOCATION

Great Basin Gold Limited (the “Company”) is a pre-production mining company that is engaged in the acquisition, exploration and development of precious metal properties, including Hollister Gold Mine, located within the larger Hollister property area (“Hollister Property”, previously known as Ivanhoe Property or Ivanhoe Gold Project). Hollister Property comprises one of the Company’s two material mineral properties, the second being Burnstone Gold Mine in the Municipality of Balfour, Mpumalanga Province, South Africa, which is also at the test-/trial-mining stage.

6.1      Property Location

Hollister Property is centered on Latitude 41° 06’ North, Longitude 116° 31’ West, which is in Townships 37 and 38 North, Range 48 East, Ivanhoe Mining District, Elko County, Nevada, USA. The centre point is approximately 99 kilometres (approximately 61.5 miles) east-northeast of Winnemucca, Nevada (“NV”, when used as part of a business, town, city or county locator), and approximately 328 kilometres (204 miles) northeast of Reno, NV (straight-line distances). Reno is the third largest city in the state after Las Vegas and Henderson.

Figures 6.1 and 6.2 are Google Earth images that identify the regional location and local context of Hollister Property. Figure 6.3 is a general location plan that identifies the local features and places of interest.

Figure 6.1 – A Google Earth Image of the Regional Location of Hollister Property

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Figure 6.2 – A Google Earth Image of the Local Context of Hollister Property

Figure 6.3 – A General Location Plan of the Hollister Property, with Local
Features and Places of Interest Identified
(supplied by the Company)

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6.2      Mineral Rights

Mineral rights in the State of Nevada are defined in terms of mining claims that are subject to mining law that is administered by the Bureau of Land Management (“BLM”) through: General Mining Law of 1872, as amended (30 USC 29 and 43 CFR 3860); those portions of the Federal Land Policy and Management Act of 1976, as amended (“FLPMA”) and that affect General Mining Law; and the Surface Resources Act of 1955 (source: www.blm.gov).

BLM is an agency within the United States Department of the Interior that administers the country’s public lands, most of which are located in western states, including 76.1 percent of the surface area of the State of Nevada. BLM’s stated mission is to ‘sustain the health, diversity and productivity of the public lands for the use and enjoyment of present and future generations’

(source: www.blm.gov). BLM holds Location Certificates, Proofs of Labor, claim maps, claim maintenance fee receipts and other documents relating to the location and maintenance of unpatented claims. The County Recorder’s Office is the principal source for deeds, leases, liens, encumbrances and records of litigation.

6.2.1   Mining Claims

Legislation covering mining claims is established by Section 314 of FLPMA (43 USC 1744 and 43 CFR 3833) and amended by annual budget acts. It concerns the location and recording of mining claims and sites, recording of title transfers to mining claims and sites, payment of annual fees and filings of annual assessment work documents and deferments of assessment work. It also includes the adjudication of these required filings, fees and transfers, as well as the issuance of decisions voiding claims and sites that fail to comply with these requirements.

Any citizen of the United States, including a US corporation, can locate unpatented mining claims on the open public domain. The location procedure consists of four steps: erecting a location monument and posting a location notice which describes the claim name, locator and other information; erecting monuments at the corners of the claim within 60 days following the date of location; recording location certificates and a claim map with the County Recorder within 90 days following the date of location; and filing the location certificates and claim map with the relevant BLM State Office within 90 days following the date of location.

To maintain his/her claim in good standing, the owner of an unpatented mining claim has, since 1993, been required to pay a federal claim maintenance fee. From 1993 to 2005 the maintenance fee was U$100.00 per claim per year, thereafter it increased to US$125.00 per claim per year. The maintenance fee must be paid to BLM by September 01 of each year. Failure to make the payment renders the claims void. Federal claim maintenance fees are prospective and are paid for the ensuing assessment year. Nevada filings are retrospective, describing the assessment year just ended, or about to end. County maintenance fees are also levied; Elko County, NV, fees total US$8.50 per claim.

6.2.2   Mining Patents

General Mining Law of 1872, as amended, provides the successful mining claimant the right to patent (acquire absolute title to the land) mining claims or sites if he/she meets the statutory requirements. Until such time as a mining patent has been issued in respect of a mining claim,

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legal title to that claim remains vested in the United States. Since October 1, 1994, Congress has imposed a budget moratorium on BLM acceptance of any new mineral patent applications. Until the moratorium is lifted, the BLM will not accept any new applications.

6.3      Property Claims

Hollister Property comprises 950 unpatented lode claims and 11 unpatented mill site claims that cover an area in excess of 6,900 hectares (69 square kilometres or 17,050 acres). The Company holds a 100 percent interest in Hollister Property, through its wholly owned, USA (Nevada) registered subsidiary Great Basin Gold Inc. (“GBGI”). GBGI in turn holds 100 percent interests in Rodeo Creek Gold Inc. (“Rodeo”, incorporated in Nevada, USA) and Touchstone Resources Inc. (incorporated in Nevada, USA), the registered title holders of 798 of the 950 Hollister Property lode claims, as well as all 11 of the mill site claims. An additional 152 of the lode claims are controlled by the Company through the lease agreements described in Sub-Sections 6.3.1 and 6.3.2.

Table 1 summarizes the 950 lode claims and 11 mill site claims that the Company either owns or controls. Figure 6.4 identifies the general claims area and Figure 6.5 is a detailed claims plan, in UTM coordinates (UTM Nad 27 Zone 11) and US standard units. Lists, by claim area, of the 950 lode claims and 11 mill site claims are presented in Appendix A to this Technical Report. The claims are in good standing, but the reader should be aware that the claim boundaries across only a portion of Hollister Property have legally been surveyed, by MXC Inc. of Winnemucca, NV.

Table 6.1
A Summary of the Hollister Property Claims Controlled by Great Basin Gold Ltd.,
through its Wholly Owned US Subsidiary Great Basin Inc. that in turn Wholly
Owns its subsidiary Rodeo Creek Gold Inc.

Claim Group Name	Number	Ownership	Controlled through
Lode Claims Ivanhoe Reclaim Area Hillcrest Robbie Aagard Ho Jo Sheep Corral (or SC) RIB	402 57 45 107 109 139 13 65 13
100% Rodeo Creek Gold Inc.
Newmont USA Limited
Hillcrest Mining Company
Hi-Tech Exploration Limited
100% Rodeo Creek Gold Inc.
100% Rodeo Creek Gold Inc.
100% Rodeo Creek Gold Inc.
100% Rodeo Creek Gold Inc.
		100% Rodeo Creek Gold Inc.	Ownership Purchase Agreement (Sub-Section 6.3.1) Lease agreement (Sub-Section 6.3.1) Sub-lease agreement (Sub-Section 6.3.2) Ownership Ownership Ownership Ownership Ownership
Total	950	-	-
Mill Site Claims MS HMS	8 3	100% Rodeo Creek Gold Inc. 100% Rodeo Creek Gold Inc.	Ownership Ownership
Total	11	-	-

Note: the term ‘Ownership means that the claim holder has the possessory right to mine all veins of lode minerals whose apexes lie within the boundaries of the claims. Legal title remains vested in the U.S. (Sub-Section 6.2.2)

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Claim Boundary
HDB Boundary
Ivanhoe Geologic Map Units
0
2,500
5,000
feet
N
GREAT
BASIN
GOLD
LIMITED

Figure 6.4 – The Hollister Property Claims Area (superimposed on a regional geology plan)
(supplied by the Company)

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N
535000 mE
537500 mE
540000 mE
542500 mE
4555000 mN
4552500 mN
4550000 mN
T 38 N
T 37 N
R 47 E
R 48 E
0
2,500
5,000
feet
LEGEND
GBG - Newmont Agreement
(Clyn, WDF, MWB, Rosie, Old Timers, Jiggs, Lay, Ant, Joe & Hol Claims)
5% NSR Royalty (Franco/Euro)
No Royalty (Lay, Ant, Joe, & Hol Claims)
GBG - Finley River -
Hillcrest Sub-Lease Agreement
(Car, Harolds Club, Billy, Pickup, Gapfiller and Jerry Claims)
2% NSR Royalty (Finley River/Hillcrest) and
3% NSR Royalty (Franco/Euro)
GBG - Fouts - Hillcrest -
HiTech Lease Agreement
(Robbie Claims)
2% NSR Royalty (Fouts/Hillcrest/Hi-Tech)
Great Basin Gold Inc.
Ho, Jo Claims - No Royalty
Aagard Claims - No Royalty
SC Claims - No Royalty
Private Land
Frontier Development Group / Private
Hollister Development Block
GREAT BASIN GOLD INC.
HOLLISTER POPERTY
ELKO COUNTY, NEVADA
Scale: 1:2000

Figure 6.5 – Details of the Hollister Property Claims Area
(supplied by the Company)

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The information presented on Table 6.1, as well as in Appendix A, was compiled from the aforementioned February 2009, September 2007 and April 2007 Technical Reports. Key information was checked by cross-referencing the aforementioned legal opinion documents by Richard Harris, Attorney, dated March 12 and March 13, 2009.

6.3.1   Hollister Purchase Agreement

Pursuant to the terms of a purchase agreement dated August 13, 1997, among GBGI, Newmont Exploration Limited (“Newmont”, a Denver, USA-based international mining company), Cornucopia Resources Limited (“Cornucopia”, but now called Stockscape.com Technologies Ltd, or “Stockscape”) and Touchstone Resources Company (“Touchstone”, registered in Nevada, USA, and then a wholly owned subsidiary of Cornucopia), GBGI (hence the Company) acquired Newmont’s then-current 75 percent interest in Hollister Property that then comprised a total of 504 lode claims.

Hollister Property was at the time called Ivanhoe Property and the agreement outlined was termed the Ivanhoe Purchase Agreement. To avoid confusion, and for purposes of this Technical Report, the agreement is termed “Hollister Purchase Agreement”. On July 31, 1998, GBGI assigned its right, title and interest in Hollister Purchase Agreement to Rodeo, its wholly owned subsidiary.

As a condition of Touchstone entering into Hollister Purchase Agreement, GBGI purchased 1,100,000 units, each comprising one common share and one warrant in the capital of Cornucopia (the then-parent company of Touchstone) for US$1.00 per unit. In 1998, the Company sold the shares comprised in the Cornucopia units and subsequently entered into an agreement with Cornucopia and Touchstone to acquire all the shares in Touchstone, which at the time held the remaining 25 percent working interest in Hollister Property. The acquisition closed on June 30, 1999, thereby raising GBGI’s (hence the Company’s) interest to 100 percent in the 504 lode claims that then comprised Hollister Property.

The 504 lode claims that were subject to the Hollister Purchase Agreement may conveniently be split into three distinct blocks: the Ivanhoe Claim Block comprising 402 unpatented lode claims; the Reclaim Area comprising 57 unpatented lode claims; and the Hillcrest Claim Block comprising 45 unpatented lode claims.

Ivanhoe Claim Block – The Ivanhoe Claim block is owned by Rodeo, which ownership interest was created by various deeds and agreements, the last of which was an Acknowledgement, dated May 15, 2001, which created a five percent net profits royalty in favour of Touchstone. In addition, 325 of the claims are subject to a five percent net smelter royalty (“NSR”) in respect of gold production, that was originally reserved by USX (the successor to United States Steel Corporation or “USSC”) and subsequently Franco-Nevada Mining Corporation (“FNM”) and Euro-Nevada Mining Corporation Inc. (“EMC”). FNM and EMC were subsequently acquired by Newmont that now owns and controls the 5% Au NSR.

Reclaim Area - In conjunction with the Hollister Purchase Agreement, Touchstone executed a Quitclaim Deed and Assignment that conveyed its undivided 25 percent interest in the Reclaim Area of 57 unpatented claims to Newmont USA Limited (doing business as Newmont Mining Corporation). The Quitclaim Deed and Assignment were recorded in Elko County on September 11, 1997, and were filed with BLM’s Nevada State office on October 06, 1997.

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Newmont USA Limited/Newmont Mining Corporation owns the Reclaim Area claims and will retain their ownership until such time as reclamation of the historical workings is complete (SubSection 6.7.6) . At that future point the Company/GBGI/Rodeo will have the option, but not the obligation, to accept conveyance of the claims comprising the Reclaim Area.

Newmont USA Limited will continue to pay the federal claim maintenance fees, at least until such time as the claims have been conveyed to the Company. A 5% Au NSR is, however, payable to Newmont USA Ltd., in respect of 55 of the 57 Reclaim Area claims, which royalty will probably persist if/when the claims are conveyed to the Company.

Hillcrest Claim Block - The 45 lode claim, Hillcrest claim block is owned by Hillcrest Mining Company of Lakewood, Colorado, USA (“Hillcrest”). The claim block is currently controlled by the Company, subject to a sub-lease from the Hillcrest/Finley River partnership, the term of which expires in 2061.

The Hillcrest claims were originally subject to an 80 year Mineral Lease dated October 23, 1981 between Hillcrest as lessor and Auric Metals Corporation (“Auric”, a Utah corporation) as lessee. A sub-lease, dated December 10, 1981, was subsequently granted by Auric to USSC. The sub-lease was then assigned by USSC to Touchstone and then further assigned to Ivanhoe Joint Venture by a Quitclaim Deed and Assignment dated August 24, 1990. Rodeo was then assigned the sub-lease by way of a ‘Venture Agreement Assignment’ dated July 31, 1998.

On October 27, 2000, Auric executed an Assignment of Interest conveying Auric’s interest in the Mining Lease dated October 23, 1981 and Auric’s interest in the sub-lease dated December 10, 1981 to Finley River Company Limited of Nevada (“Finley”). The Assignment was recorded in Elko County on December 01, 2000.

Originally, there were three royalties associated with the Hillcrest claims:

  a 2% Au NSR reserved to Auric - Auric subsequently assigned one half of its reserved royalty to Hillcrest in an ‘Amendment to the Auric-Hillcrest Mineral lease and Assignment of Interest’ dated March 19, 1987 and, Auric conveyed its remaining 1% Au NSR to Finley, as part of the Assignment of Interest dated October 27, 2000;

  a 3% Au NSR in favour of USX that was subsequently conveyed to FNM and EMC, hence Newmont when it acquired FNM and EMC; and

  a 5% Au NSR reserved by Touchstone, now a wholly owned subsidiary of GBGI.

The claim block is also subject to the annual maintenance payments to BLM and Elko County, as stated in Sub-Section 6.4.

6.3.2   Robbie Claim Block

The Robbie group of 107 contiguous claims, covering approximately 800 hectares (approximately eight square kilometres or 1,977 acres), were located by Hi-Tech Exploration Limited (“Hi-Tech”), a Colorado corporation, between May 21 and June 09, 1993. Certificates of Location were recorded in Elko County on August 10, 1993, and the claims were filed with BLM’s Nevada State Office on August 13, 1993. The claims were leased to Newmont in 1993.

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On April 28, 1995, Newmont and Touchstone executed a Quitclaim Deed relinquishing their interest in the Robbie claims to Hi-Tech. The deed was recorded in Elko County on July 27, 1995. GBGI now leases the Robbie claim group, pursuant to a lease agreement dated June 08, 1999 (the “Lease Agreement”) between GBGI and the lessors (Hi-Tech, Auric, James F. Fouts and Hillcrest). The Lease Agreement extends to December 31, 2014. It renews automatically upon satisfaction of the terms stated in the Lease Agreement, which require the annual payment of US$4,000 and the payment of a 2% Au NSR in favour of Hi-Tech, on behalf of the lessors. The Company must also maintain the claims in good standing with BLM and Elko County.

6.3.3   Other Claim Blocks

The Aagard, Ho, Jo, Sheep Corral, RIB and mill site claim groups are wholly owned by Rodeo, hence the Company through GBGI. All the claim blocks outlined are subject to the annual maintenance payments to BLM and Elko County, as stated in Sub-Section 6.4. The following details apply.

Aagard Group - The 109 contiguous claims that comprise the Aagard group are situated in Section 1 and 2, T. 37 N., R. 47 E., Sections 25, 26, 35 and 36, T. 38 N., R. 47 E., Sections 30 and 31, T. 38 N., R. 48 E. and Section 6, T. 37 N., R. 48 E., MDM, Elko Country, NV. They were originally located by Newmont and they were acquired by the Company/Rodeo in October 1997, under lease for US$30,000 per annum. Ownership was conveyed through purchase to Rodeo, by means of a Special Warranty Deed and Termination of Mining Lease from the Aagard Family, as recorded in Elko County on December 13, 1999, for US$50,000 plus 75,000 ordinary Company shares.

Ho Group - The Ho 1 to 132 claims are situated in Section 24 and 25, T. 38 N., R. 47 E. and Sections 19, 20, 29, 30, 31 and 33, T. 38N., R. 48 E., MDM, Elko County, NV. They were located by Rodeo during January 1998. Certificates of Location were recorded in Elko County on February 18, 1998, and the claims were filed with BLM’s Nevada State Office on March 10, 1998. The remaining seven Ho claims (Ho 133 to 139) were located by Rodeo on April 20, 1998. Certificates of Location were recorded in Elko County on May 19, 1988, and the claims were filed with BLM’s Nevada State Office on June 10, 1998. Together, the 139 unpatented lode claims that comprise the Ho claim group extend Hollister Property to the west and add continuity to the northwest trending portion of the Hollister deposit area.

Jo Group - A further extension to the west was secured when, during April 2004, the Company/Rodeo located the Jo 1 Jo 13 lode claims (situated in Sections 21 and 28, T. 38 N., R. 48 E., MDM, Elko County, NV). Certificates of Location were recorded in Elko County on July 06, 2004 and the claims were filed with BLM’s Nevada State Office on June 18, 2004.

Sheep Corral Group - The 65 unpatented lode mining claims that comprise the Sheep Corral (or SC) group are situated in Sections 22 to 27, T. 38 N., R 47 E., MDM, Elko County, NV. They were located by Sanburnite Corp., a Nevada corporation (“Sanburnite”), during September 1998. Certificates of Location were recorded in Elko County on December 03, 1998 and the claims were filed with BLM’s Nevada State Office on December 04, 1998. On March 09, 1999 Sanburnite filed an Amendment to its Articles of Incorporation, changing its name to Pacific Spar Corp. The Amendment was filed with BLM’s Nevada State Office on July 28, 1999. On July 31, 2001, Pacific Spar Corp. executed a Quitclaim Deed conveying the Sheep Corral claims

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to Rodeo (for payment of US$5,000). The Deed was recorded in Elko County on July 06, 2001 and it was filed with BLM’s Nevada State Office on July 13, 2001.

RIB and Mill Site Claims - The 13 unpatented RIB lode claims and 11 unpatented MS and HMS mill site claims are situated in Sections 32 and 33, T. 37N, R. 48E and Section 13, T. 38N, R. 47E, MDM, Elko County, NV. The claims were all located by Hecla Ventures Corporation –the 13 RIB lode claims on August 06, 2003, the eight MS mill site claims on October 21, 2003 and the three HMS mill site claims on September 14, 2004. Certificates of Location were recorded in Elko County and the claims were filed at BLM’s Nevada State Office on November 03, 2003 (RIB 1 to 13 claims), on January 8 & 9, 2004 (MS 1 to 8 claims) and on September 30 and October 14, 2004 (HMS 1 to 3 claims).

6.4      Taxes, Royalties & Payments

Table 6.2 summarizes the royalties and payments due with respect to the Hollister Property claim blocks described above. To the best of SGA’s knowledge, no other royalties, back-in rights, payments or other agreements and encumbrances exist, are payable or due with respect to the Hollister Property claims. However, the reader should be aware that once in production, USA federal and state taxes will be levied and that the Hard Rock Royalty Bill (the “Bill”) was passed by the USA House of Representatives in November 2007. The Bill has since been submitted to the Senate. At the time of writing (June 2009), it was not certain whether the Bill would be passed by the Senate or what the final composition of the Bill might be. If the Bill is passed in its current form, it would make existing mining companies pay a four percent royalty on hard rock minerals, with new mines having to pay an eight percent royalty.

Table 6.2
A Summary of the Royalties and Payments Due in Respect of the Hollister Property
Claims held by the Company through its Wholly Owned Subsidiaries

Claim Group	Number of Claims	Net Smelter Royalty	Paid to	Annual Fees (US$)
				BLM	Elko County
Ivanhoe Reclaim Area Hillcrest Robbie Aagard Ho Jo Sheep Corral RIB MS HMS	325 77 55 2 45 - - 107 109 139 13 65 13 8 3	5% Au None 5% Au None 1% Au and 1% Au and 3% Au 2% Au None None None None None None None	Newmont Exploration Ltd. - Newmont Exploration Ltd. - Auric Metals Corp. Finley River Co. Ltd. Newmont Exploration Ltd. Hi-Tech - - - - - - -	40,625 9,625 None None 5,625 - - 13,375 13,625 17,375 1,625 8,125 1,625 1,000 375	2,726.50 654.50 None None 382.50 - - 909.50 926.50 1,181.50 110.50 552.50 110.50 68.00 25.50
Totals	961	-	-	113,000	7,648.00

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6.5      Hollister Development Block

Within the boundaries of the Hollister Property is an area called Hollister Development Block (the “HDB”, see Figures 6.4 and 6.5) that comprises approximately five percent of the total area of Hollister Property. The HBD was subject to an historical earn-in agreement (the “Agreement”) with Hecla Mining Company (“Hecla”) to jointly explore and eventually develop the mineral resources within the HDB. The Agreement, dated August 02, 2002, made Hecla the operator during the term of the Agreement. Hecla was also responsible for funding the project through exploration, engineering and the delivery of a bankable feasibility study.

On delivery of a positive feasibility study, as well as other pre-development requirements, Hecla could have earned a 50 percent stake in the mineral resources contained within the HDB. However, on February 20, 2007, the Company entered into a share purchase agreement to buy all the outstanding shares of Hecla Ventures Corporation, now Hollister Venture Corporation, the vehicle through which Hecla owned its 50 percent stake (see the Company’s news release dated February 21, 2007). The Company completed the acquisition on April 12, 2007, thereby effectively regaining a 100 percent working interest in the HDB and, by extension, Hollister Property. It was as a result of the Agreement that the 13 lode claims comprising the RIB claim group were acquired by the Company.

The HDB remains the Company’s primary focus in terms of its Hollister Property exploration and development strategies. It is within the HDB that the epithermal gold vein mineral deposits identified on Figure 6.6 and described in later sections of this Technical Report are located. It is within the HDB that the Hollister Gold Mine has been developed, initially to test the continuity and grade distribution of the mineralized gold veins, through underground test-/trial-mining and the removal of bulk samples for metallurgical processing off-site.

Figure 6.6 – The Main Hollister Property Gold Vein Deposits of Interest
(located within Hollister Development Block or HDB)
(supplied by the Company)

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6.6      Surface Rights

The surface management area of mining law, as it applies in the State of Nevada, concerns the authorization and permitting of mineral exploration, mining and reclamation actions on the public lands administered by BLM. It is mandated by Section 302(b) of FLPMA (43 USC 1732[b] and 603[c]; 43 CFR 3802 and 43 CFR 3809). All operations of any nature that disturb the surface of the mining claim or site require authorization. The necessary authorizations and permits are obtained through the relevant BLM Field Office (the BLM Field Office at Elko, NV in the case of the HDB/Hollister Gold Mine project). The BLM regulations establish three levels of authorization:

  Casual Use that involves minor activity with hand tools, but no explosives or mechanized earth moving equipment, for which no permit is required;

  Notice Level that involves the use of explosives and/or earth moving equipment (for which level the total annual unreclaimed surface disturbance must not exceed five acres per calendar year); and

  Plan of Operations, which level applies to all other surface disturbance activities, for which a full environmental assessment and reclamation bonding are required.

6.6.1   Use & Occupancy

The surface use and occupancy area of mining law, as it applied in the State of Nevada, concerns the proper occupation (residency or seasonal occupation of mining claims by mining claimants). The relevant legislation (Surface Resources Act of 1955 [30 USC 611-615; 43 CFR 3715]) does not apply in the case of Hollister Property because all Company/Rodeo employees, their contractors and consultants live off-site and commute to/from the HDB each working day.

6.6.2   Hollister Property

To the best of SGA’s knowledge, the only constraint or encumbrance concerning surface access to any part of Hollister Property, along the established access roads and/or permitted exploration drilling access roads, relates to access to the Reclaim Area earlier outlined. The reader should also be aware that Hollister Property is located on federal land administered by BLM.

6.7      Environmental Considerations

6.7.1   State Agencies

Environmental Law in the State of Nevada is administered by the Nevada Division of Environmental Protection (“NDEP”) of the Department of Conservation & Natural Resources, in conjunction with Bureau of Mining Regulation and Reclamation (the “Bureau”) and the Mining Regulation Branch and Mining Closure Branch. NDEP’s mission is ‘…to preserve and enhance the environment of the state in order to protect public health, sustain healthy ecosystems, and

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contribute to a vibrant economy’ (source: ndep.nv.gov). The primary function of both the Mining Regulation Branch and the Mining Closure Branch is to ensure that ‘Waters of the State are not degraded during or after a mining operation’ (source: ndep.nv.gov).

Environmental control is exercised by means of Water Pollution Control Permits that allow and/or control the construction, operation and closure of mining operations, pursuant to the Nevada Pollution Control Law, Nevada Revised Statutes 445A.300 through 445A.730, inclusive. Chapter 445A.350 through 445A.447 of the Nevada Administrative Code, entitled Mining Facilities, contains the regulations that apply to all mining operations, with some exceptions, within the State of Nevada, regardless of land ownership. The applicable regulations ‘prohibits any person from discharging or injecting through a well into waters of the State unless the discharge or injection is authorized by NDEP’ and ‘if any mining, milling or other beneficiation process activity uses water of any source or quality and that water is biologically, chemically or physically altered because of this use, an application for a Water Pollution Control Permit must be filed’ (source: ndep.nv.gov). This requirement to file applies to all users, even if no discharge is intended.

Water Pollution Control Permits, as issued, renewed or subsequently modified, remain in effect throughout the life of a mining operation until final closure is achieved and approved by the Bureau. Permanent closure plans and final closure reports must be prepared. Closure-related activities (e.g. monitoring) are co-ordinated by the Mining Closure Branch. Branch staff members evaluate chemical data to confirm stabilization of all applicable mine components (or sources) that must be considered for closure.

In the case of either an exploration project or a mining project, the responsible party or parties is/are also required to apply a Reclamation Permit, in conjunction with a Plan of Operation. A Reclamation Permit in general terms provides ‘…a written description of the measures to be taken to prevent unnecessary or undue degradation of the proposed activities for reclamation to be undertaken during and after completion of the mining operations’ and/or to ‘Provide a description of other reclamation activities to be performed, such as reclamation of historic disturbances is applicable’ (source: ndep.nv.gov).

6.7.2   National Environmental Policy Act

Nevada has no state environmental protection statue and State of Nevada agencies are not required to include project analyses of environmental impacts as part of their permit review and decision making protocols. They instead typically focus on individual aspects or components of a mineral property or development program, as outlined above. The role instead falls to BLM that has to ensure environmental compliance within the scope of its regulatory and permitting protocols, as set out in the National Environmental Policy Act of 1969 (“NEPA”) that was passed by Congress as the National Charter for the Protection of the Environment (40 CFR 1500.1(a)) . NEPA is ‘intended to help public officials make decisions that are based on an understanding of environmental consequences’ (40 CFR 1500.2(c)) .

Projects requiring a permit from a federal agency must meet NEPA requirements and there are three levels of project analysis available to decision-making officials: Categorical Exclusion (“CE”); Environmental Assessment (“EA”) and Environmental Impact Statement (“EIS”):

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  CEs are used for routine projects with little risk of environmental effects, as well as in some emergency situations;

  EAs are used to determine if a project or activity may have significant environmental impacts (as land manager BLM decides if identified impacts are significant, in which case BLM may apply environmental mitigation measures to reduce the impacts to below the ‘significant’ level); and

  if the significance finding in an EA is positive, an EIS must be prepared for those ‘major actions significantly affecting the quality of the human environment’ (40 CFR 1502.3).

BLM’s Elko Field Office does not have a standard format for EAs, project proponents can prepare draft EA documents (with or without the assistance of consultants) but BLM is ultimately responsible for the contents of a project EA. In other words, the preparation of EA documents is unlike the preparation of EIS documents. For the latter case, BLM requires an arms-length review - an independent, third party consultant (or consultants) are usually contracted by BLM to prepare the document, with the costs paid by the project proponent.

6.7.3   Hollister Development Block

Under the current Plan of Operations approved by BLM, the Company is permitted to undertake underground exploration and development, inclusive of the taking and removal of bulk samples and the construction of ancillary facilities to support the Hollister Gold Mine project and related surface exploration activities only. To secure BLM approval, an EA was compiled by JBR Environmental Consultants Inc. of Elko, NV (“JBR”), working with BLM and the project proponents who at the time were the Company and Hecla. The EA was issued on February 2004.

An amended Plan of Operations, to approve full production at Hollister Gold Mine, was submitted to BLM in March 2008. BLM subsequently required additional clarification and requested further information to complete their review and, based on the areas of cultural sensitivity and potential hydrological concerns (see below), BLM determined that an EIS had to be prepared to address NEPA’s requirements for the amended Plan of Operation. At the time of writing (June 2009), the Company/Rodeo was initiating the EIS process, in conjunction with BLM.

6.7.4   Key Points & Issues

Hollister Gold Mine is and will be an underground operation that is situated in a remote location and that will cause only a small amount of surface disturbance. All of the current surface facilities and infrastructure, and most of the planned future surface facilities and infrastructure, are and will be contained in areas previously disturbed by historical surface mining (Sub-Section 6.7.6) . It, may, therefore, reasonably be assumed that the current and planned future HDB exploration and mining activities will:

  disturb minimal amounts of soil and vegetation and that there will continue to be a lack of cumulative impacts;

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  not affect any areas considered sensitive to the various Nevada State agencies that regulate mining, including any Area of Critical Environmental Concern to BLM;

  not affect any flora species or wetlands or any fauna listed as threatened or endangered.

The main environmental concerns raised by BLM were related to issues to do with cultural resource preservation and identification, water quality and acid rock drainage potential. The issues have been answered to regulatory satisfaction during various interactions between Hecla (the previous responsible party), BLM and the regulatory Nevada state agencies. Presented below are overviews of the key points and issues raised, as well as the procedures and systems that the Company/Rodeo has or will put in place to ensure environmental compliance.

Cultural Resources – Portions of Hollister Gold Mine are located within the boundaries of Tosawihi Quarry, which is currently (June 2009) eligible for the National Register of Historic Places, as a Traditional Cultural Property. BLM has designated the area an Archaeological District.

Tosawihi Quarry is one of the most well-documented traditional, cultural and spiritual-use sites on lands administered by BLM’s Elko Field Office. According to BLM, it is an important traditional, cultural and spiritual use site in Nevada. Known for its abundance of artefacts supporting human occupation for approximately 10,000 to 11,000 years, Tosawihi Quarry holds important significance to local and regional Native American tribes. Renowned for the quality of white chert used in ceremony and tool making, Tosawihi Quarry supports on-going traditional practices of contemporary native people, including members of the Western Shoshone Tribe.

The majority of surface facilities of Hollister Gold Mine will be constructed, installed or are already located either within the East Pit area (see Sub-Section 6.7.6) or within areas that have historically been disturbed by surface mining activities. Although East Pit is located within the Tosawihi Quarry Archaeological District boundary, the historical nature of the openpit mining activities mean that the surface facilities of Hollister Gold Mine will not affect any of the cultural sites within the Tosawihi Quarry Archaeological District. The Company has in any event put into place a number of measures, processes and procedures so as not to disturb any cultural resources that might exist within Hollister Property. These actions include:

  construction of a ventilation raise located with due care as regards potential surface impacts (the Company/Rodeo has demonstrated to SGA that the 31 metre/100 feet buffer zones BLM designate around any cultural resource sites are strictly adhered to); and

  the construction of pipelines that connect the rapid infiltration basins (see below) in Little Antelope Creek drainage (drainage patterns in the immediate area of Hollister Property trend northeast-southwest to north-south).

The head of Little Antelope Creek bisects Hollister Property, in a north-south direction. It joins Antelope Creek approximately 5.6 kilometres (approximately 3.5 miles) south of Hollister Property. Although most of the region’s streams are seasonal, water flows along Antelope Creek over most of the year.

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BLM has engaged in Native American consultations with numerous Western Shoshone Tribes located in the region of Hollister Property, inclusive of the amendments to the Plan of Operation for Hollister Gold Mine. BLM and Native American Tribes routinely communicate through the consultation process, which is mandated by NDEP. Rodeo personnel have engaged with local Native American tribes and Rodeo has demonstrated a strong working and open relationship with the local Native American tribes.

Discharge Water Quality – Water that currently is, and will in future be, intercepted in the underground workings is pumped and routed to a de-silting facility where it is cleaned and polished. It is then routed to a series of rapid infiltration basins (“RIBs”) located some 7.2 kilometres (approximately 4.5 miles) from the Hollister Gold Mine area. Water that percolates through the Tertiary volcanics (see Sub-Section 9.3) into the decline is, and will be, kept and controlled separately from water that flows from the Ordovician Vinini Formation (the geological division that contains the gold vein mineralization being explored and developed at the HDB – see Sub-Section 9.3) . This is because groundwater inflows from the Tertiary volcanics tend to have high sulphate and low pH values, with the result that the water is routed to a lime precipitation and reverse osmosis plant for treatment, before being sent to the RIBs.

As part of the planned future operations, the Company/Rodeo plan to install dewatering wells, in various locations within the underground workings, to intercept ‘clean’ groundwater before it enters any active mine workings. The captured water will be handled in a separate piping system, pumped to surface and then discharged directly into Little Antelope Creek. The discharge will be regulated under the terms and conditions of a National Pollutant Discharge Elimination Systems (“NPDES”) permit (to be applied for, for issue by NDEP’s Bureau of Water Pollution Control). The Company/Rodeo does not expect the discharge to adversely affect water quality in Little Antelope Creek.

Little Antelope Creek - The quality of discharged water can be influenced by channel sediments over and through which it flows. The degree of this influence may reasonably be expected to be seasonal (and during the warmer months, discharged water flowing in Little Antelope Creek will probably have increased level of total dissolved solids and electrical conductivity). Whatever the case, discharged water will be subject to energy dissipation measures before being released to the drainage:

  constant downstream flows may tend to saturate channel soils and sediments;

  straight discharge could possibly create some erosion; and

  Little Antelope Creek, as an intermittent stream, has been subject to peak flows as a result of severe summer thunderstorms and winter snow-melt.

Ultimately, the extent of any erosion in Little Antelope Creek will vary, depending on the discharged water flow volume and the drainage gradient channel, morphology, geology and vegetation cover. The Company/Rodeo expects that discharge volumes as part of a Hollister Gold Mine NPDES permit will be less than approximately 140 litres per second (approximately five cubic feet per second), which is within the range of flows in Little Antelope Creek. Such flows could easily be accommodated in the much larger Antelope Creek.

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Existing diversion channels, which were installed during previous surface mining operations to divert water around the openpit activities to Little Antelope Creek, will remain in place. Additional storm water facilities (ditches, dug-out basins, culverts, etc) will be installed as necessary to control the flow of storm water at the HDB. As a result, the Company anticipates that erosion and sediment released into Little Antelope Creek, hence Antelope Creek, will be minimal.

Hazardous Fluids - The storage and use of diesel fuel, gasoline and other miscellaneous chemicals and reagents at the HDB have the potential, if spilled, to contaminate surface waters within the local area and along the site access roads. Surface water quality impacts from spills could occur as a result of an accident during transportation, storage, or use of materials such as diesel fuel.

The Company/Rodeo has demonstrated to SGA that it plans to implement proper/fully environmentally compliant procedures for the transportation, storage, handling and use of project-related materials:

  hazardous materials and wastes will be stored within the East Pit perimeter, thus preventing any discharge to Little Antelope Creek;

  proper placarding of vehicles containing hazardous materials will be used to identify the material in the event of an accident; and

  comprehensive emergency procedures will be implemented in the event of an accident or a spill, as called for in the site’s Spill Prevention, Control and Countermeasure Plan.

Waste Rock Disposal - Understanding the geochemical behavior of rock material to be extracted at Hollister Gold Mine was important in assessing the potential impacts on the surrounding environment. Geochemical effects from mining operations can include the formation of acid rock drainage (“ARD”), which is also commonly referred to as acid mine drainage. In 1980, the American Geological Institute defined ARD as ‘Drainage with a pH of 2.0 to 4.5 from mines and mine waste rock. It results from the oxidation of sulfides exposed during mining, which produces sulfuric acid and sulfate salts. The acid dissolves the minerals in the rocks, further degrading the quality of the drainage water’.

Rock samples collected by Hecla from holes drilled at or near the then-proposed Hollister Gold Mine area were used to determine the geochemical characteristics of the material. The samples collected and analyzed represent the major rock types that will be encountered at the mine, namely quartzite, argillite and siltite (see Sub-Section 9.3) . The potential for these rocks to generate ARD was evaluated, by Hecla, by running a series of acid-base accounting (“ABA”) tests. The results of the ABA tests showed that 70 of 71 samples were considered acid generating, based on NDEP guidelines, and that both waste rock and mineralized material have very high potential to generate ARD. It may also reasonably be expected that as waste rock is moved to surface and placed in the waste rock dump, weathering (oxidation) could occur, possibly resulting in a reduction in the pH of meteoric water coming into contact with the material, thereby potentially causing the leaching of metals and other constituents.

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Recognizing the potential for ARD and leachates, Hecla designed and constructed a lined waste rock disposal facility and fluid collection system that operated under strict procedures, whereby dolomite material was added to reduce or eliminate the production of ARD. The Company/Rodeo expanded the fully-lined, low permeability waste rock storage facility in 2008 and added an additional fluid collection and management system. The addition of dolomite continues to be an on-going operational practice, in accordance with BLM and NDEP permit requirements and stipulations. Reclamation and closure plans for the waste rock disposal facility have been approved by both BLM and NDEP.

The Company has demonstrated to SGA that waste rock has been (and will continue to be) handled to minimize the formation of ARD and to prevent degradation of both surface and groundwater quality. Given in-place safeguards, and because the waste rock storage for Hollister Gold Mine will be contained within East Pit, there should be no impacts to surface water as a result of the Hollister Gold Mine waste rock storage program.

6.7.5   Tailings Disposal

Bulk samples of mineralized material, extracted from the existing Hollister Gold Mine workings, are currently toll-treated off-site (Sub-Section 18.4) . Future mine production will be treated at a refurbished and upgraded Esmeralda plant facility, at which location a fully permitted tailings storage facility/tailings dam exists (Sub-Section 18.5) . As such, the question of environmental impacts of tailings disposal within or near the HDB does not currently arise.

6.7.6   Liabilities

To the best of SGA’s knowledge, the only mine workings and related structures that exist on Hollister Property, for which environmental liabilities currently exist, are the historical surface workings centred on the HBD. These pre-existing workings include two openpits (East Pit and West Pit), reclaimed waste rock dumps, a reclaimed leach pad and ancillary roads. Figure 6.7 is a Google Earth image of the central portion of the HDB, on which the pre-exiting structures and features of interest are identified and on which the locations of the new development and infrastructure are highlighted (all the new Hollister Gold Mine surface facilities and infrastructure, including the mine portal, are contained entirely within the boundaries of East Pit). Figures 6.8 to 6.10, inclusive, provide general views of portions of East Pit and West Pit.

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Figure 6.7 – A Google Earth Image of the Hollister Gold Mine Site,
HDB, Hollister Property

Figure 6.8 – A General View (looking approximately north) of Some of the Recent
Infrastructure Developed in East Pit, with the Northwest Pit Wall in the Background, HDB, Hollister Property
(taken by the principal author of this Technical Report during his March 2009 site visit)

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Figure 6.9 – A General View (looking approximately northeast) of the East Wall of East Pit, HDB, Hollister Property
(taken by the principal author of this Technical Report during his March 2009 site visit)

Figure 6.10 - A General View of West Pit (Looking North), HDB, Hollister Property
(taken by the principal author of this Technical Report during his March 2009 site visit)

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With the exception of the areas covered by the Company’s/Rodeo’s Plan of Operation boundary, all pre-existing liabilities related to previous mining activities (West Pit, the leach pads, waste rock dumps, surface and groundwater quality) remain the responsibility of Newmont. Under the terms of the Hollister Purchase Agreement described in Sub-Section 6.3.1, the Company/Rodeo agreed to share Newmont’s future reclamation costs for past mining (i.e. in the Reclaim Block) on the basis of one third of such expenditures over US$4.5 million but less than US$6.0 million (US$500,000 maximum) and 25 percent of expenditures over US$6.0 million.

During 1999, cumulative reclamation expenditures exceeded US$6.0 million and the Company has, as a result, contributed an initial US$0.5 million plus 25 percent of the excess above US$6.0 million. The total amount of the Company’s share in excess of US$6.0 million equalled US$82,805 up to and including 2005, since when no reclamation costs have been incurred or expended by Newmont.

The Company/Rodeo continues to carry out reclamation of its exploration sites, in default of which the Company/Rodeo holds reclamation bonds totalling US$73,984. Subsequent to purchasing Hecla’s share, the Company has also taken over liability for the reclamation of the HBD (not including reclamation relating to the past workings), by way of a reclamation bond of US$1,739,300. It may reasonably be anticipated that the amount of the reclamation bond will increase (amount unknown) once Hollister Gold Mine moves from test-/trial-mining to full production. To the best of SGA’s knowledge, no other environmental liabilities currently exist within Hollister Property and no other bonds or deposits are outstanding or required.

6.7.7   Final Reclamation/Closure

Most of the area to be used for Hollister Gold Mine’s surface facilities and infrastructure has previously been disturbed by historical openpit mining activity. The emphasis of the Company’s/Rodeo’s reclamation plan will, therefore, be to close and seal the mine portals and ventilation raise/s, remove surface facilities and infrastructure and establish a vegetative community on the surface areas disturbed as a result of underground mining.

Two types of reclamation will be implemented: construction reclamation; and final reclamation. Construction reclamation refers to reclamation efforts on lands disturbed during the course of construction and development activities and includes activities undertaken (such as growth medium removal and stockpiling) as a prelude to final reclamation. In addition, storm water and sediment control structures (such as diversion ditches and sediment traps/detention basins) will be constructed and/or upgraded to minimize the potential for erosion and sediment loading during operations (see above). Final reclamation activities will be implemented upon cessation of mining activities. The areas to undergo final reclamation on closure will include the mine portals, the ventilation raise/s, surface facility areas, waste rock dumps, rapid infiltration basins, access roads (those not needed for long-term land use purposes) and other miscellaneous site facilities. Reclamation activities (whether construction or final) will be timed to take advantage of optimal climatic conditions. Seeding will occur in the late fall to take advantage of the December to March winter moisture.

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6.8      Permits

6.8.1   Existing Permits

Hollister Property is subject to a number of State permits; to the best of SGA’s knowledge, the Company has in place all the required permits for the development of Hollister Gold Mine and the removal of bulk samples of mineralized material for processing off-site. The following is a summary of the major permits held by the Company with respect to its HDB-related activities:

  BLM – two surface exploration notices that allow for limited surface exploration activities;

  BLM – Plan of Operations approval and decision dated May 07, 2004 (which allows Rodeo to conduct underground exploration and the construction of ancillary facilities to support the Hollister project. The plan has been amended several times to accommodate additional operational needs, including approvals for an expanded waste rock storage facility, installation of an Alimak raise, construction of an additional RIB and the installation of a mine water de-silting facility. A second access decline has also been approved [see the Company’s news release dated July 10, 2007], but a second decline has not yet been started);

  State of Nevada – Water Pollution Control Permit NEV2003114 dated April 07, 2004 (which allows the operation of rapid infiltration basins for the disposal of water collected in the HBD decline);

  State of Nevada – Water Pollution Control Permit NEV2003107, effective December 24, 2008 (which authorizes Rodeo to extract up to 275,000 short tons of mineralized material a year and the construction of engineered waste rock storage and a run-of-mine [“ROM”] production stockpile facilities, synthetic lined water management ponds, a reverse osmosis water treatment facility and other ancillary facilities – see the Company’s news release dated January 22, 2009);

  State of Nevada – Reclamation Permit #0227 dated January 18, 2008 (which covers reclamation and closure of the new East Pit facilities and fluid management systems);

  State of Nevada – Reclamation Permit #0190 dated March 15, 2000 (which is related to the Company’s exploration activities at Hollister Property); and

  State of Nevada – Class 1 Air Quality Permit dated September 26, 2003 (which allows the use of diesel combustion, electricity generators – at the time of writing [June 2009] the permit was undergoing a renewal process with NDEP).

It is noted in Section 4.5 of the February 2009 Technical Report that Great Basin Resource Watch (“GBRW”) filed an appeal with the Nevada State Environmental Commission, challenging NDEP’s issuance of Water Pollution Control Permit NEV2003107. Following discussions in February 2009 with Rodeo’s environmental personnel, a way forward was agreed between the Company/Rodeo and GBRW: GBRW elected to withdraw its appeal and the Company/Rodeo undertook to install piezometers and wells, down-gradient of the current waste rock storage facility located on historically disturbed/mined ground within the HDB. The

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piezometers and wells will monitor the water quality in and around the waste rock facility (see the Company’s news release dated May 19, 2009).

6.8.2   Limitations

Before the Company/Rodeo can expand its current underground activities to reach the production rate authorized in the Water Pollution Control Permit NEV2003107, BLM must approve the Company’s/Rodeo’s amended Plan of Operations that was submitted in March 2008. As earlier outlined, BLM’s permitting process includes preparation of an EIS to evaluate potential environmental impacts associated with the proposed expansion of the underground activities, inclusive of appropriate mitigation measures to minimize the identified impacts. At the time of writing (June 2009), the Company/Rodeo was initiating the required EIS, in conjunction with BLM. Evaluation of the piezometer and well data from waste rock storage facility will ultimately form an integral part of the EIS.

Prior to completion of the EIS and receipt of BLM’s approval of the amended Plan of Operations, the Company’s underground exploration and development activities at Hollister Property must continue to be conducted within the limits set out in the current/approved Plan of Operations and in Water Pollution Control Permit NEV2003107. This permits the Company/Rodeo to undertake underground exploration and development, inclusive of the taking and removal of bulk samples.

Using the existing surface infrastructure at HDB, the Company expects the 2009 bulk sampling program to generate approximately 235,940 tonnes (260,000 short tons) of rock comprising waste plus approximately 99,800 tonnes (110,000 short tons) of mineralized material. A similar amount was removed during 2008. The mineralized material will be processed off-site, in accordance with Water Pollution Control Permit NEV2003107, to determine its metallurgical characteristics.

6.8.3   Future Requirements

The Company/Rodeo has demonstrated to SGA that it will pursue permits and approvals for future activities according to the following general goals and objectives:

  maintain continuous operations from exploration into production (recognizing that decisions for the future production of mineralized material have yet to be made);

  consider long-term operations in the permitting of continued exploration work and pre- production development activities so that such work will not hinder future production of mineralized material;

  maintain, as practical, future facilities within the existing exploration plan of operation’s area (essentially the East Pit) or within areas of previous surface mining disturbance (this goal is based on the presence of sensitive archaeological artifacts in the area surrounding the project site); and

  minimize disturbance and/or disruption to ongoing exploration activities and facilities.

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The Company/Rodeo has also demonstrated to SGA that the major focus for future permitting activities at Hollister Gold Mine will involve the following items:

  implement an underground dewatering system that will allow surface discharge of groundwater into Little Antelope Creek, adjacent to the mine site (which, for the reasons earlier outlined, require a NPDES permit from NDEP – the required work is currently [June 2009] underway); and

  allow for additional surface infrastructure needed for full mine production (which infrastructure will include a new on-site office, dry and warehouse complex, a backfill batch plant, upgraded potable, utility and firewater tanks and piping, an ore sampling plant, a ventilation borehole, site access upgrade, an on-site electric substation and an electricity transmission line to the HDB).

7      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Local topographic maps were studied, a web search was carried out and a site visit has been made by the principal author of this Technical Report, as part of SGA’s due diligence process ahead of preparing the updated text contained in the following Sub-Sections 7.1 to 7.8. Cross-references were made to the February 2009, September 2007 and April 2007 Technical Reports, as well as to various Company news releases. As part of a larger due diligence process, key elements of the Company’s Hollister Property development plans were discussed with Company/Rodeo staff members on-site, at the Company’s/Rodeo’s Winnemucca, NV, field office and at the Company’s operational head office at Sandton, South Africa (“SA”).

7.1      Topography, Vegetation & Elevation

Hollister Property is located in the Great Basin physiographic province of western USA. Great Basin is characterized by basin and range topography (for example, Figure 7.1); low-rolling hills typify the general landscape that has elevations that vary between approximately 1,640 and 1,830 metres (approximately 5,380 to 6,000 feet) amsl. The dominant vegetation consists of high-desert sagebrush and bunch grasses. The flora supports both indigenous fauna (antelope, deer, bighorn sheep, badgers, coyotes, etc.) as well as seasonal cattle grazing. Land use in the area surrounding the HDB is limited to cattle grazing.

7.2      Accessibility

The Hollister Property area may readily be accessed from Winnemucca, NV (the largest local community). The distance by road is approximately 121 kilometres (approximately 75 miles) and it takes approximately 1.5 hours by four wheel drive vehicle. The route from Winnemucca starts on the paved Highway 95/Interstate 80 that extends to the southwest from Reno, NV, and

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then approximately east from Winnemucca (Figure 6.2) . A turning north is made at Golconda, NV, approximately 28 kilometres (approximately 17.4 miles, travelled distance) east of Winnemucca, onto the Midas Road (Route 789) that is initially a paved and then a well-graded and maintained dirt road. A turning right (sign-posted) onto the Midas-Tuscarora County Road (Route 789, a well-graded and maintained dirt road) is made after approximately 24 kilometres (approximately 14.9 miles), at the Getchel Road/5 Mile Road/Midas-Tuscarora County Road intersection. This leads to a (signposted) turning right (after approximately 51 kilometres/31.7 miles and to the east of the turnoff to Midas Gold Mine) onto an 18 kilometre (approximately 11 mile) long, all weather dirt road that extends south to Hollister Property. The access road was built in the 1990s to support the then-active openpit operations described in Sub-Section 6.7.6.

Figure 7.1 - A General View of the Terrain Surrounding the HDB, Hollister Property
(taken by the principal author of this Technical Report during his March 2009 site visit)

7.3      Climate

The climate in the general area of Hollister Property is arid, high desert. During the generally long winters temperatures can reach minus 34 degrees Celsius (minus 30 degrees Fahrenheit); during summers they can approach 40 degrees Celsius (104 degrees Fahrenheit). Annual precipitation averages 20 to 25 centimetres (8 to 10 inches); it occurs as snow in the winter and early spring months and as sporadic rain throughout the remainder of the year. Snow can fall from October through March and it can remain on the mountain- and hill-tops until May. The local exploration field season usually extends from April through to the end of November. Mining operations continue year round.

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7.4      Infrastructure

As earlier noted (Sub-Section 6.5), the HBD remains the Company’s primary focus in terms of its exploration and project development strategies and it is within the HDB that Hollister Gold Mine is situated. Pre-existing development includes two openpits, reclaimed waste rock dumps, a reclaimed leach pad and ancillary roads. Recent development related to exploration and development of the HBD includes a decline portal, ROM production stockpiling facility, a waste rock dump and associated leachate catchment pond and water management ponds for the removal of suspended soils. The related surface infrastructure includes a changehouse/dry, offices, workshops, a diesel power plant, a compressor house, explosive magazines and surface lay-down facilities (Figures 7.2 through 7.4) . All this development and related surface infrastructure are contained entirely within the boundaries of the historical East Pit.

Figure 7.2 - A General View (looking approximately southwest) of the Surface
Infrastructure at Hollister Gold Mine, HDB, Hollister Property
(taken in June 2008 and supplied by the Company)

7.5      Services

7.5.1   Electricity

Electricity is currently generated on-site, using diesel generators. Project planning includes the building of a power supply line to the HDB and the construction of a dedicated sub-station from which power off-takes to surface and underground will be provided, as appropriate. Major power transmission lines, that service the local communities and mines, exist off the southeast corner and to the south of Hollister Property (for example, Figure 7.5) . A sub-station is located approximately eight kilometres (approximately five miles) to the east.

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Figure 7.3 - A General View (looking approximately south) of the Mine Portal Area,
Hollister Gold Mine, HDB, Hollister Property
(taken by the principal author of this Technical Report during his March 2009 site visit)

Figure 7.4 - A General View (looking approximately east) of the Office and
Changehouse/Dry Facilities, Hollister Gold Mine, HDB, Hollister Property
(taken by the principal author of this Technical Report during his March 2009 site visit)

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Figure 7.5 – A Google Earth Image Showing the Locations of the Population Centres and
Major Infrastructure in the General Area of Hollister Property

7.5.2   Potable & Domestic Water

The Company/Rodeo controls numerous water rights at the HBD that permit water extraction at rates up to 123 litres per second (1,943 US gallons per minute). Willow Creek Reservoir, the major local source of piped service water, is located approximately nine kilometres (approximately 5.5 miles) north of the HDB (Figure 7.5) . An average of between 0.94 and 1.25 litres per second (15 to 20 US gallons per minute) is currently (June 2009) used as potable water, utility water and for dust control. At full production the Company anticipates that water consumption (potable water, utility water and for dust control) will increase to an estimated maximum of 1.80 and 2.50 litres per second (30 to 40 US gallons per minute).

7.5.3   Mine Water

Mine water, as required, is and will be secured from a dedicated mine water handling and distribution system. The system has been designed (by the Company) to handle the expected groundwater inflows to Hollister Gold Mine. On full production start-up the Company expects to generate a total of approximately 30 litres per second (approximately 474 US gallons per minute) of silt-laden water. During Stage 1 of mine development, the groundwater inflows totalled approximately 21.5 litres per second (approximately 340 US gallons per minute) of silt-laden water.

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7.5.4   Communications

The Hollister Gold Mine site is currently (June 2009) equipped with telephone and high-speed Internet links. Upgrades are planned for when the mine moves to full production.

7.5.5   First Aid

Surface first aid facilities already exist at the HDB. The underground mine is also equipped with a rescue chamber. Upgrades and additional underground rescue chambers are planned for when the mine moves to full production.

7.6      Processing Areas, Tailings & Waste Rock Disposal

There is no readily identifiable reason to suppose that suitable potential or additional sites for a processing plant, for tailings storage, for waste disposal and for heap leach pads could not be found either within or close to the HDB. However, it is emphasized that:

  bulk samples of mineralized material, extracted from the existing Hollister Gold Mine workings, are currently being toll-treated off-site (Sub-Section 18.4);

  future mine production will be treated at a refurbished and upgraded Esmeralda plant facility, at which location there exists a fully permitted tailings storage facility/tailings dam (Sub- Section 18.5); and

  waste rock storage facilities already exist at the HDB and plans for further expanding the existing facility are already in place.

7.7      Local Resources

7.7.1   Population Centres

As earlier noted (Sub-Section 6.6.1) , all Project personnel (Company/Rodeo employees, their contractors and consultants) live off-site, mainly at Winnemucca, NV, from where they commute to and from the HDB during each working day. Rodeo maintains its field offices at Winnemucca, NV, which is about 1.5 hours away from the HDB, by four wheel vehicle (SubSection 7.2) .

Winnemucca it is the county seat of Humbolt County, NV; it had a population of 7,995 people in July, 2007 (source of population statistics: www.city-data.com). Elko, which is some 74 kilometres (approximately 46 miles) to the southeast of the HDB (straight line distance), is the county seat of Elko County and it had a population of 17,180 people in July, 2007. Both Winnemucca and Elko offer a variety of community and public services to residents and visitors, including housing for purchase and rental. Elko has a well-developed transport network (air, rail and road); the nearest international airport is at Reno, NV, approximately 328 kilometres (204 miles) southwest of the HDB (straight line distance).

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Other towns in the local area include Golconda (in Humbolt County, population 10,965 in July, 2007), Battle Mountain (in Lander County, population 2,273 in July, 2007), Carlin (in Elko County, population 2,100 in July, 2007) and Spring Creek (in Elko County, population 10,961 in July, 2007). They each are located either along or near State Highway 80 (Figure 6.3), to the east of Winnemucca (Figure 7.5) and they each provide a variety of community and public services, including housing for purchase and rental.

The nearest town to the HDB is Midas that is approximately 27 kilometres (approximately 15 miles) to the northwest of the HDB (straight line distance). It has an estimated population of some 20 people, with services and amenities to match. Tuscarora in Elko County, NV, is approximately 27 kilometres (approximately 15 miles) to the northeast of the HDB (straight line distances). It is a similarly sized community that too provides limited services and amenities.

7.7.2   Mining Resources

Hollister Property is located in Ivanhoe Mining District, adjacent to a number of well-known gold mines of the world-renowned Carlin Trend (Sub-Section 9.2) . These include Dee Gold Mine (owned by Goldcorp Inc., formerly Glamis Gold Limited that was acquired by Goldcorp Inc. in 2006), Rossi Gold Mine (Yamana Gold Inc., formerly Meridian Gold Inc./Barrick Gold Corporation), Goldstrike Gold Mine (Barrick Gold Corporation), North Carlin Trend Operations (Newmont) and Midas Gold Mine (Newmont, formerly Ken Snyder) that each are within 24 kilometres (approximately 15 miles, straight line distance ) of the HDB (Figure 6.3) .

The Carlin Trend mines have a long and well-documented history of mining; it may reasonably be assumed that mining personnel could fairly readily be located amongst the established local communities. Elko, NV, serves as the support hub for the Carlin Trend mines; it has an extensive contractor service base and labour pool. In the opinion of the principal author of this Technical Report, the Company/Rodeo has already developed a dedicated and enthusiastic core team of employees at Hollister Property who have demonstrated high levels of technical and managerial skills.

7.8      Socio-Economic Impact

The availability of mining personnel is reflected in the long association northern Nevada towns, such as Winnemucca, Battle Mountain, Carlin and Elko, have had with mineral exploration, mining and transportation. Most households in these communities are reported to identify with ‘making a living from the land’ and these communities continue to obtain economic benefits from the high-wage jobs associated with mineral exploration and mining. Most residents in these communities also tend to value economic opportunity, as represented by mining, although some raise concerns about the impacts of such activity on land use and recreation (source: www.city-data.com).

According to data from the Nevada Department of Employment, Training and Rehabilitation, the average 2008 income for employees within Humbolt County, NV, was slightly more than US$50,000 and the average 2008 income for employees within Elko County, NV, was slightly less than US$44,000. If individuals employed within the mining and natural resource industries alone are considered, the average 2008 income in these counties was US$61,000 (source: www.city-data.com).

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Unemployment in Humbolt and Elko counties is usually very low, averaging less than 4.0 percent. This compares with a range from 4.2 percent to approximately 5.8 percent for the State of Nevada, between January 1999 and April 2008, which statistics also approximate to USA national trends. Since April 2008, USA unemployment figures have increased significantly across much of the country to reach a national average of 9.4 percent in May 2009 (source: www.bls.gov).

The mining and natural resource industries account for approximately 28 percent of employment in Humbolt County, NV, but nearly 42 percent of the County’s total earned wages. The numbers for Elko County, NV, are 12 percent (employment) and 21 percent (earned wages). For Nevada as a whole, the mining and natural resource industries account for only about one percent of all employment and approximately two percent of total earned wages.

8      HISTORY

The following text is an updated and expanded version, by the principal author of this Technical Report, of the text presented in Section 6 of the February 2009 Technical Report. In preparing the text, reference was made to the February 2009, September 2007 and April 2007 Technical Reports. Where possible, cross-references were made to source documents; key data was confirmed by means of discussions with Company/Rodeo staff members during the principal author’s site visit of March 2009.

Readers are cautioned that the principal author of this Technical Report has not verified the historical mineral resource estimates and production statistics from the sources quoted in the following text. Although there is no readily identifiable reason to suppose that the presented data is either incorrect or misrepresented in the source documents, there is very little information concerning sampling methods and procedures, security and assaying methods. Furthermore, there is no readily available information to support the stated mineral resource estimates, which are unlikely to be NI 43-101 compliant. The estimates and statistics stated in the following subsections cannot, therefore, be relied upon.

8.1      Early Mining Activity

For thousands of years the general area of interest has been an important source of opalite, which Native Americans quarried for tools and weapons. More recent mineral exploitation has centred on the widespread, mid-Miocene hot-springs deposits that contain mercury and disseminated gold mineralization.

The presence of gold mineralization was recognized early-on, but it was not considered to be economically viable due to the limitations of the then-available extraction technologies and the then-prevailing gold prices. Mining activity was instead first directed at mercury, starting in 1915. By 1917 as many as 150 flasks were reported to have been produced. Little additional activity occurred until 1929 through 1943 when more than 2,000 additional flasks were produced, with about half that amount coming from the Butte #1 and Butte #2 Mines, as well as the Velvet and Clementine Mines near the historical Hollister/HDB openpit workings (Bartlett et al, 1991). According to the available records, there has been no local mercury production since 1943.

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8.2      1960s & 1970s Exploration Activity

Exploration for mercury and other metals resumed in the early 1960s. Auric Metals Corporation drilled 100 rotary holes for mercury around the Velvet (mercury) Mine area in the late 1960s. During the 1970s, Apco Oil drilled a porphyry molybdenum play, Noranda Inc. drilled a uranium target and Homestake Mining Company of California, USA (“Homestake”) intensively explored the district for McLaughlin-type (hot springs model) gold deposits.

8.3      1980s Exploration Activity

In the 1980s, Placer Dome Inc. drilled several holes for mercury, silver and gold; Bear Creek (Kennecott) drilled a number of holes for gold. None of these programs is reported to have encountered sufficient mineralization to warrant the development of a mine.

USSC undertook comprehensive exploration of the Hollister District between 1980 and 1986, employing geological, geochemical and geophysical techniques, along with considerable drilling (details unknown). Oxidized and disseminated gold mineralization, hosted in Tertiary volcanics, was identified and a mineral resource of approximately 10 million tonnes (11 million short tons) grading 1.65 g/t (0.048 oz/st) of gold was outlined within what was later called the HDB.

Details of USSC’s resource estimate are not available. In the opinion of the principal author of this Technical Report, the methods and procedures that were employed by USSC were unlikely to have been NI 43-101 compliant, with the result that the stated outcome cannot be relied upon. USSC’s estimate is, in any event relevant only to the extent that exploration work by the Company has shown that Ordovician-hosted, epithermal gold vein mineralization, such as the Clementine and Gwenivere vein systems, produces strong, Tertiary-hosted, disseminated gold plumes that are generally consistent with the orientation of the underlying epithermal vein system (see Sub-Section 12.2) .

8.4      Touchstone-Galactic Joint Venture

In 1987, Cornucopia purchased the Hollister (then Ivanhoe) Property via its Touchstone subsidiary and formed a 50:50 Joint Venture with Galactic Resources (“Galactic”) to start an openpit/heap leach operation, centred on the Tertiary-hosted, disseminated gold mineralization identified by USSC. By 1990, the Touchstone–Galactic joint venture produced a feasibility study based on 879 drillholes (100,000 metres/328,000 feet of diamond and rotary drilling), which defined a mainly oxide mineral resource of approximately 16.8 million tonnes (18.5 million short tons) grading 1.20 g/t (0.035 oz/st) of gold, within a broader mixed sulphide-oxide resource of some 76 million tonnes (approximately 84 million short tons) of mineralized material grading 1.16 g/t (0.034 oz/st).

Details of the resource estimates outlined are not available. In the opinion of the principal author of this Technical Report, the methods and procedures that were employed for purposes of compiling the estimate were unlikely to have been NI 43-101 compliant. The stated outcomes cannot, therefore, be relied upon. The estimate is, in any event, relevant only to the same extent as earlier outlined for USSC’s previous mineral resource estimate. It is, however, pertinent to note that:

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  Touchstone–Galactic’s original plan was to mine the resources outlined via four separate pits at an overall strip ratio of 3.4 to 1, with a projected gold recovery of 77 percent (unverified data);

  the Hollister openpit mine went into production in 1990 and mining continued until 1992 when Galactic declared bankruptcy as a result of problems at the Summitville mine in Colorado, USA;

  up to 1992, total production was reported to have been 115,696 Troy ounces of gold contained in 2,968,297 tonnes (3,271,954 short tons) of mineralized material (unverified data) from a conventional openpit-heap leaching facility; and

  residual leaching of the heap was completed in 1996, evidence for which can today clearly be seen at the HDB (see Sub-Section 6.7.6).

8.5      Newmont Exploration Limited

In 1992 Newmont entered the district via a 75:25 joint venture with Cornucopia, after purchasing Galactic’s interest in Ivanhoe/Hollister Property. Newmont’s land position was enlarged and more drilling was undertaken, in part to further define high-grade (gold) vein intersections made during the Touchstone-Galactica joint venture. By this time there were around 900 drillholes (mainly rotary) in the HDB, most of them in Tertiary units above the unconformity with the Ordovician Vinini Formation, which hosts the epithermal gold vein mineralization found at Hollister Gold Mine (Sub-Section 9.3) .

Although high-grade gold mineralization had been intersected, Newmont opted out of the Hollister/Ivanhoe project in 1995. SGA understands that the main reason for this decision was that Newmont considered the gold mineralization, that had at the time been identified, did not meet its size and investment criteria for near-term development.

8.6      Great Basin Gold Limited

In 1997, Newmont’s 75 percent interest in Ivanhoe/Hollister Property was acquired by Consolidated North Coast Industries Ltd., which subsequently merged with Pacific Sentinel Gold Corporation to form the Company (Great Basin Gold Limited). In 1999 the Company increased its effective interest in Ivanhoe/Hollister Property to 100 percent, through purchase of the 25 percent stake then held by Touchstone (Sub-Section 8.4) . The Company explored Hollister Property between August 1997 and late 2001 (from mid-1998, through its wholly owned subsidiary Rodeo), outlining gold vein mineralization in what became known as the Clementine, Gwenivere and South Gwenivere vein systems. Significant additional exploration potential was also indicated during this time.

8.7      Hecla Mining Company

In August 2002, the Company entered into earn-in and joint operating agreements with Hecla (Sub-Section 6.5), whereby Hecla had the option to earn a 50 percent working interest in the HDB by funding a US$21.8 million advanced exploration and development program, leading to

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commercial production. Exploration effort was concentrated on the HDB where underground excavations were developed to explore and define the Clementine, Gwenivere and South Gwenivere vein systems. Significant development work was completed, the main mineralized veins were intersected and a total of 175 resource definition holes were drilled underground. To the best of SGA’s knowledge, Hecla decided to withdraw from the joint venture project due to concerns over the potential size of an underground operation and its ability to sustain the joint venture agreement.

On 20 February 2007, Hecla entered into an agreement whereby the Company purchased their ‘earned-in-to-date’ interest in the HDB. The purchase consideration of US$60 million was payable as US$45 million in cash and US$15 million in ordinary Company shares. The agreement was closed on April 19, 2007, thereby giving the Company an effective 100 percent ownership of Hollister Property. At the time of writing (June 2009), the Company continued to hold an effective 100 percent interest in Hollister Property, subject to the lease agreements, payments and royalties stated in Sub-Sections 6.3.1, 6.3.2 and 6.4.

8.8      Historical Resource Estimates

The principal author of this Technical Report is not aware of any historical resource estimates that relate to the Ordovician-hosted, epithermal gold vein mineralization that is found within the HDB and that is the focus of this Technical Report.

9      GEOLOGICAL SETTING

The following text is an expanded and updated version, by the principal author of this Technical Report, of the text presented in Section 7 of the February 2009 Technical Report. In preparing the update, reference was made to the cited documents and papers, as well as to the September 2007 and February 2009 Technical Reports and the aforementioned internal Company report by Arkwright, dated August 06, 2000. Geology plans and sections were also studied and discussions were held with Company/Rodeo staff members during the author’s site visit of March 2009.

9.1      Regional Overview

Northeast Nevada has a complex history of sedimentation, volcanic and igneous activity, as well as structural deformation dating from the early Cambrian to the Cenozoic. The region’s rock units can be divided into four broad periods: Cambrian through Devonian (miogeoclinal and eugeoclinal sedimentary rocks); Mississippian through Permian (foreland basin sedimentary rocks); Late Triassic through Cretaceous (intrusive units comprised of intermediate composition stocks, sills and dykes); and Tertiary mafic to felsic intrusive and volcanic rocks.

Compressional tectonism associated with the Late Devonian to Early Mississippian Antler Orogeny resulted in large-scale, eastward thrusting of western-facies eugeoclinal rocks (siliclastic) over eastern facies miogeoclinal units (shelf carbonates) along the Roberts Mountains thrust fault system. The leading edge of the over-riding thrust plate formed the

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emergent Antler Highland, from which coarse, siliclastic erosional sediments, from the upper plate, were shed eastwards into the adjacent foreland basin during the Middle Mississippian to Early Pennsylvanian period. This was followed by deposition of shelf carbonate and clastic sequences during the Late Pennsylvanian to Permian period, which deposits overlay both eastern and western facies rocks with angular discordance.

Local terminology refers to the three lithotectonic sequences outlined as lower plate, upper plate and overlap assemblages. Gold deposits occur in all three assemblages, but approximately 90 percent of the region’s gold production and resources are hosted in lower plate, silty carbonate units. The Hollister Gold Mine deposits are hosted in upper plate siliclastic rocks.

Regional-scale plutonic activity occurred across the entire Great Basin of Nevada, from the Late Triassic to the Cretaceous. Most of the intrusive bodies are intermediate in composition and tend to be stock size, although dykes and sills of this age are also common. Many of the intrusive bodies have a strong spatial, if not genetic, relationship to several of the region’s precious metal districts and deposits.

The Tertiary was a period of emerging extensional tectonism with extensive igneous activity and high crustal heat flow. Widespread volcanic activity began in the region at approximately 43 to 41 million years ago (“Ma”), during the late Eocene epoch, when ash flow tuffs and lacustrine deposits were laid down on the Paleozoic and Mesozoic basement. Tertiary intrusive activity in the region resulted in the emplacement of dykes, sills and stocks of intermediate to mafic composition, with ages that cluster around 38 to 17 Ma (i.e. to the late Eocene/early Oligocene to Miocene epochs). For the region in general, the most prominent period of volcanic activity is interpreted to have started around 17 Ma (i.e. during the Miocene epoch), when mafic-dominated flows and lesser felsic pyroclastics erupted. Later eruptions produced more felsic-dominated, bimodal volcanic rocks.

9.2      Local Geology

Hollister Property is located at the northwestern end of the Carlin Trend (Figure 9.1) that is approximately eight kilometres (five miles) wide and approximately 64 kilometres (40 miles) long. It forms a portion of the eastern edge of the larger northern Nevada rift, a major, north-northwest to south-southeast trending structural feature that extends for at least 480 kilometres (298 miles), from south-central Nevada to the Oregon-Nevada border.

The rift represents a period of erosion or non-deposition that is probably associated with extension caused by the accretion of an allocthonous (foreign) tectonic crustal block and the North American Plate, during the Antler Orogeny, as earlier outlined. The event is interpreted to have induced higher crustal temperatures and pressures that produced numerous hot springs along the suture zone. Several episodes of post-collision, sub-surface magmatism are known to also have occurred, during which activity hot springs brought dissolved minerals towards surface. The minerals, including gold and silver, were precipitated along open fissures and shear zones that today are recognized as epithermal gold veins and disseminated gold mineralization.

The main pulse of gold mineralization on the Carlin Trend has been dated at about 38 Ma, which is coeval with late Eocene/early Oligocene magmatism. The gold mineralization found at Hollister Gold Mine has been dated to 15.23 +/- 0.05 Ma, based on 40/39 argon adularia ages, hence the Miocene period of magmatic activity (Leavitt et al, 2000).

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Figure 9.1 – The Location of Hollister Property within the Carlin Trend
(supplied by the Company)

A Tertiary volcanic complex, hypabyssal intrusives and an epiclastic series of rocks are all present on Hollister Property (Figure 9.2) . Tertiary rocks outcrop over the nearly entire Hollister Property area, except in the east where Ordovician Vinini Formation rocks are exposed and where they are overlain by Pliocene and younger alluvium and colluvium. The Tertiary cover has been stripped across the historical Hollister opencut workings where Ordovician rocks are exposed in the bottom and lower walls of the pits.

9.3      Property Geology

Figure 9.3 shows that the Tertiary volcanics unconformable overlie a sequence of Ordovician siliclastic rocks of the Vinini Formation that host the epithermal gold veins found at Hollister Gold Mine (the Vinini Formation is known as the Valmy Formation to the west, where chert and greenstone facies enter the sequence). The Tertiary sequence hosted the disseminated gold deposit extracted by Touchstone in the historical openpit excavations at the HDB.

The Tertiary sequence may be divided into two major groups. The Upper Group comprises a heterolithic series of tuffs, breccias and epiclastic sediments overlain by rhyolite flows. Tuffs and flows of intermediate to mafic composition define the lower limit of the Upper Group. At the base of the Lower Group, above the angular unconformity, more felsic ash fall tuffs locally occur.

The Miocene and younger volcanic rocks have no demonstrable penetrative fabrics. They have been affected by only lowest grade (zeolite and lower) burial metamorphism. Mapping of bedding attitudes throughout the sequence has revealed dips to the east of between five degrees in the youngest units and 40 degrees in the oldest units, suggesting uplift to the west that may be associated with the formation of northwest and north-northeast trending faults.

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Figure 9.2 – A Regional Geology Plan
(supplied by the Company)

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Figure 9.3 – A Geological Cross-Section Showing the General Stratigraphy of
Hollister Development Block Area
(supplied by the Company)

The Vinini Formation represents the oldest rocks that outcrop on Hollister Property. In the Hollister Gold Mine area the formation comprises repeating, coarsening-upwards sequences of orthoquartzite, muddy quartzite, siltite and bedded to laminated argillite. Minor calcareous siltstones and sandstones comprise some of the fine grained facies. The sequence also includes more than 15 metre (49 feet) thick units of massive orthoquartzite, interbedded with thick sequences of alternating, relatively thinly bedded siltite and argillite, although occurrences of thinly interbedded quartzite, siltite and argillite are also common. The Vinini Formation is metamorphosed to sub-greenschist, prehnite-pumpellyite facies. Only the most incompetent and clay-rich sediments develop a weak, bedding-parallel foliation surface. Most of the lithologies lack a significant penetrative fabric.

Vinini Formation rocks occur stratigraphically above Devonian rocks of the Rodeo Creek Unit (i.e. older over younger), based on interpreted conodont ages (Riedell et al, 1994). The inversion is interpreted to occur across the Roberts Mountain Thrust, which is at least 426 metres (approximately 1,400 feet) beneath the access decline at Hollister Gold Mine.

Based on two drillcore intersections, the Rodeo Creek Unit comprises a thick sequence of sedimentary rocks consisting of interbedded mudstones, quartzites and muddy carbonates. Beneath this, the deepest hole thus far drilled on Hollister Property (IH-214, in 2001 – see SubSection 13.2.2) intersected carbonates of the later Silurian/early Devonian Popovich and/or Roberts Mountains Formation at depths of approximately 1,830 metres (approximately 6,000 feet). The deepest rocks were from the Upper Ordovician Hanson Creek Formation, which were intersected at depths of approximately 2,024 metres (6,640 feet).

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9.3.1   Intrusives

Intrusive rocks seldom outcrop on Hollister Property. The majority of the information about the type and distribution of the known intrusives (Hatter Stock and discordant dykes and sills) has been derived from reverse circulation drill cuttings or diamond drillcore.

Hatter Stock is a sub-cropping, intrusive body with estimated sub-surface dimensions of 1,829 metres (approximately 6,000 feet) in the north-south direction 1,067 metres (3,500 feet) in the east-west direction. At depth it appears to plunge to the south and west at approximately 70 degrees. It has been potassium-argon dated at approximately 39 Ma. Two intrusive phases have been observed in drillcore, the unaltered intrusive phases are:

  a quartz-feldspar-biotite porphyry, which is granodioritic in composition and forms the bulk of the Hatter stock (quartz, biotite and plagioclase are the principal identifiable phenocryst phases, hornblende is present, but subordinate, and the groundmass is typically pale grey to pink and may contain significant primary potassium feldspar); and

  a melano-phase of quartz-feldspar-biotite porphyry, expressions of which are most commonly present near the stock margins (variations in the percentage of biotite and hornblende introduce a color shift to darker green-black intrusive phases and the contacts between melano and more leucocratic phases are often gradational).

The mineralogy of Hatter Stock is similar to 39 Ma biotite-feldspar porphyry dykes occurring in the Goldstrike area (Reidell et al, 1994). Two categories of discordant intrusive dykes and sills are developed on Hollister Property (ages unknown):

  feldspar porphyritic sills and dykes that have a bulk composition, texture and spatial distribution that suggest they are related to the young rhyolitic flows which outcrop over the eastern portions of Hollister Property; and

  plagioclase phyric dykes that have a bulk composition and texture suggestive of a relationship to the older Hatter Stock.

9.3.2   Alteration Lithologies

The primary lithologies outlined have strongly been affected by hydrothermal hot spring fluids generated by the local Miocene epoch: a series of resistant chalcedonic ledges cover large areas of Hollister Property; and chalcedonic replacement and opaline sinter bodies occupy at least three stratigraphic positions (they are most likely stratigraphically controlled replacement bodies with lesser sinter deposits that have formed at or near the surface at the base of the vadose zone). The distribution of these rocks is in interpreted as, in large part, a function of the distribution of permissive, host stratigraphy and the position of the paleo-water table. The silica bodies in the HDB may be grouped as follows:

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  massive, sucrosic chalcedonic silica - light cream to off-white siliceous ledges show little internal textures or evidence of a protolith;

  lamellar banded chalcedonic/opaline silica bodies;

  vuggy open space breccias, chalcedonic silica lined with minor clay cavities that may represent the locus of a primary hydrothermal explosion breccia;

  silicified conglomerates - a sequence of rocks with multiple clast types and pervasive matrix silicification directly on-laps the Ordovician Vinini Formation in the eastern map area; and

  chalcedonic bodies with residual quartz eyes: silicified quartz porphyritic tuffaceous rocks occur across the eastern map area.

Purple meta-cinnabar is often associated with the chalcedonic replacement deposits, as sub-horizontal stratabound replacements or sub-vertical fracture infillings which frequently exceed 100 ppm Hg (Reidell et al, 1994). The local mercury deposits are indicative of areas of paleohydrologic upwelling (Hedenquist, 2000).

9.3.3   Structure

The Vinini Formation is affected by folding and thrusting that is pre-Tertiary in age. Three types of fold have been identified:

  intra-formational folds are developed where incompetent argillite beds are intercalated between competent quartzite units (they probably developed in a deep-sea environment, near the time of deposition);

  northwest-southeast trending and southwest verging, overturned folds that are traceable in the outcropping Ordovician rocks in the extreme east central portions of the property (cross- section data suggests that they are also intra-formational); and

  an apparent anticlinal arch with an axis that trends north-northeast to south-southwest (the Hollister Arch) that may have developed primarily from erosional processes prior to volcanism, thereby establishing a pre-Eocene topographic high.

A group of near-vertical faults and fissures that trend west-northwest to east-west host the epithermal gold veins found in Hollister Gold Mine. The amount of displacement across these faults is small and their strike continuity varies between 30 metres and over a thousand metres (one hundred to several thousand feet). While these structures might penetrate the lower section of Tertiary volcanic rocks, it appears that most of the structures are pre-Tertiary in age (the Eocene rocks at Hollister Property have experienced extremely limited extensional or compressional tectonic histories, delineation of this very weak structural history is further complicated, or obscured, by the presence of two on-lapping unconformable stratigraphic relations).

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A second set of faults, that trend northwest to southeast (Figure 9.4), do intersect the Tertiary volcanic rocks and they also appear to intersect the mineralized veins, at depth. A third group of faults, which trends north-northwest to south-southeast, outcrops elsewhere in Hollister District, but they are not well-exposed in the HDB. The third group of faults might be related to a regional trend.

The youngest set of faults trend northeast to southwest; they are exposed within the HDB but they are not well developed underground (Wallace, 1991 and Bartlett et al, 1991). The maximum offsets along these faults are approximately 45 to 60 metres (150 to 200 feet) with downthrows to the northwest and possibly left-lateral movements.

Figure 9.4 – Structural Contours of the Ordovician-Tertiary Unconformity and the Positions
and Extents of Known Fault Structures around the HDB, Hollister Property
(supplied by the Company)

10      DEPOSIT TYPES

The following text is an updated version, by the principal author of this Technical Report, of the text presented in Section 8 of the February 2009 Technical Report. In preparing the update, reference was made to the cited documents and papers, as well as to the February 2009 and September 2007 Technical Reports and to the aforementioned internal Company report by Arkwright, dated August 06, 2000. Discussions were also held with Company/Rodeo staff members during the author’s site visit of March 2009.

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10.1      Ordovician-Hosted Mineralization

The mineralization that is the subject of this Technical Report is hosted in Ordovician Vinini Formation rocks. It may be classified as Type 2, low-sulphidation (epithermal) veins, characterized by banded quartz veins with electrum and silver selenides (Goldstrand and Schmidt, 2000).

10.2      Tertiary-Hosted Mineralization

The Tertiary-hosted deposit that was extracted in the historical openpit operations (Sub-Section 6.7.6) is thought to have been formed by leakage from a Vinini Formation-hosted, gold vein feeder system (large zones of disseminated gold mineralization in the Tertiary have been referred to by Howard and Plut [1990] as gold plumes). A 1994 drillcore intercept of 0.73 metres (2.4 feet) grading 1,115.65 g/t (32.54 oz/st) of gold, from the west area of the HDB area, was and is interpreted to be an example of a high-grade feeder vein to the overlying volcanic-hosted disseminated gold mineralization. There were at least 34 historical intersections of gold vein mineralization in the Vinini Formation, which prompted the Company’s follow-up exploration and drilling programs that led to the definition of what is now known as the Hollister Gold Mine deposit.

11      MINERALIZATION

The following text is an updated version, by the principal author of this Technical Report, of the text presented in Section 9 of the February 2009 Technical Report. In preparing the update, reference was made to the cited documents and papers, as well as to the February 2009 and September 2007 Technical Reports. Geology plans and section were studied, discussions were held with Company/Rodeo staff members and vein intersections were examined underground during the principal author’s site visit of March 2009.

11.1      Vein Continuity

Numerous drillcore intersections and exposures of the epithermal gold vein mineralization that is the subject of this Technical Report have allowed a close understanding of the nature and distribution of the mineralization. For example, development and geology plans for Hollister Gold Mine demonstrate that:

  both the Clementine and Gwenivere vein systems are formed from anastomosing veins, separated by less than a metre to approximately ten metres (a few feet to over 30 feet), and occasionally more);

  the structural corridor that hosts the Clementine and Gwenivere veins has a strike length of approximately 1,160 metres (approximately 3,800 feet);

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  there is a tendency for right-stepping relations to be developed within the vein systems, whereby right-stepping segments link vein orientations that strike approximately 100 degrees with those which strike at 120 to 130 degrees (which suggests vein formation in a dextral extensional regime that is probably associated with regional-scale, strike-slip faulting);

  the leading, western edges of the known vein systems are aligned along a northwest- southeast en-echelon trend that parallels the trace of carbonatized hornblende porphyritic dykes; and

  the Clementine vein system shows a high degree of linearity, whereas the Gwenivere and South Gwenivere vein systems demonstrate more braided, anastomosing map patterns (it is likely that the divergence in strike in these veins systems is accompanied by variations in dip - an increasing percentage of south dipping, not vertical veins, are likely to be developed).

The down dip vertical extent of the vein systems has not yet been extensively defined. Gold intercepts greater than 8.57 g/t (0.25 oz/st) have been encountered as shallow as 38 metres (125 feet) below surface to more than 485 metres (1,600 feet) below surface. Coherent vein systems are observed to begin at the Tertiary/Ordovician unconformity, whereas disseminated mineralization is hosted in silicified Miocene tuffs and in rhyolites above the Ordovician-Tertiary contact.

11.2      Vein Morphology

The principal structural and morphological features of the mineralized intervals may be summarized as follows:

  the wall rock contacts of the veins are generally tight and lack any significant fabric development, at highest elevation levels the veins are dominated by clay assemblages with no macroscopic veining;

  internal deformation of quartz crystals within veins is non-existent and vein fibre tips are non-rotated, but an external weak shear fabric has been noted is noted in very small quartz illite microfractures (which suggests that the veins formed under very low differential shear strains);

  common recrystallization features include plumose quartz after chalcedony and bladed quartz after calcite;

  three principal vein mineralization types, by host rock type, have been recognized with increasing depth - anastomosing quartz-illite-gold hairline micro-fractures (clay assemblages), banded adularia-quartz veins and vein breccias (the vein breccias are extremely angular forming jig-saw type fit patterns, which is indicative of strong fluid over- pressures forming under non-hydrostatic conditions);

  elevation controls may be influencing the formation of the individual vein types –

    at highest elevations, usually closest to the Tertiary-Ordovician contact, anastomosing diffuse hairline fractures are often formed,

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    at mid-level elevations and in any host rock, banded and bladed adularia sericite veins are common, and some of the strongest vein breccia forms are noted at relatively deep elevation levels; and

  many of the veins have a strongly episodic textural style - the spatial relation of breccias to vein forms and the observation that banded and colliform veins often cut earlier formed breccias may suggest that banded colliform veins are forming immediately after the development of over-pressured breccias.

11.3      Vein Mineralogy

Most of the high-grade vein intercepts are characterized by banded textures produced by alternating silica and clay minerals, by alternating gray and black bands related to varying sulphide or selenide contents, by varying silica grain sizes and textures or by various combinations of the above. Visible electrum, where present, is concentrated in specific bands. Major banded veins also commonly include silicified fault gouge and breccia, suspended wall rock inclusions and medial zones of bladed quartz after calcite.

The gangue mineralogy of the veins consists mainly of quartz and clay. Quartz is commonly banded with grain size and texture changing from band to band, much of the quartz recrystallized from chalcedony and coarser quartz commonly develops drusy and rosette textures. Infrared spectrometry has identified the presence of opal. Bladed textures are common in the medial portion of veins, probably derived from replacement of calcite.

Both Scanning Electron Microscope (“SEM”) scans and infrared spectrometry indicate that kaolinite and illite are the primary clay minerals. Infrared spectrometry identified kaolinite, hydrous kaolinite and high aluminium illite, with the latter being most closely associated with the high-grade veins. Minor amounts of sericite have been seen in thin section, sometimes crosscutting quartz. Adularia was identified by sodium cobaltinitrite staining and by petrographic analysis. Late stage, botryoidal and iron-manganese rich carbonate and euhedral barite were common in vugs. Apatite and fluorite have been identified microscopically.

Among opaque minerals within the veins, pyrite is ubiquitous and marcasite is common, but often inverted to pyrite. Neither of these sulphides exceeds five percent by volume. Precious minerals occur in electrum and a broad suite of silver selenides and sulphides, predominantly naumannite. Electrum occurs in quartz and clay and is commonly associated with naumannite or other silver minerals.

Qualitative scanning electron microscope scans indicate the presence of silver minerals naumannite (Ag2Se), acanthite (Ag2S), aguilarite (Ag4SeS), tetrahedrite ((Cu,Ag,Fe)12Sb4S13), jalpaite (Ag3CuS2), stromeyerite (CuAgS), cerargyrite (AgCl), cervellite (AgTeS), native silver and uytenbogaardtite (Ag3AuS2), in their approximate order of abundance. Base metal minerals include chalcopyrite (CuFeS2), covellite (CuS), chalcocite (Cu2S), bornite (Cu5FeS4), sphalerite ([Zn,Fe]S), galena (PbS), arsenopyrite (FeAsS) and clausthalite (PbSe), which seem to form in deeper vein occurrences and the highest grade, shallower occurrences. Overall, base metals generally occur in lesser amounts than silver minerals and electrum combined.

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11.4      Wall Rock Alteration

Wall rock alteration associated with the epithermal gold veins found at Hollister Gold Mine has yet to be studied beyond empirical observation. In the upper 60 to 90 metres (approximately 200 to 300 feet) of the Vinini Formation, pervasive argillization, silicification and bleaching are widespread. This alteration follows closely the unconformity surface and gradually decreases with depth below the unconformity. It may be attributed to the circulation of meteoric waters interfacing with the hydrothermal system and, to a lesser extent, by previous effects of oxidation and weathering of the unconformity surface. The alteration thickens and intensifies proximal to the Clementine and Gwenivere vein systems. Argillites are more prone to be argillized and quartzites are more prone to be silicified, but in the vicinity of the vein systems both can be intensely silicified. Distal to the vein systems argillization is predominant, even in quartzites, if a clay-rich matrix material is present. Secondary clay minerals are generally white to light grey in the vicinity of the vein systems and commonly pale green in more distal locations.

Farther below the Ordovician-Tertiary unconformity, alteration becomes either highly fracture-controlled or absent. Wall rock alteration adjacent to veins is typified by quartz and/or clay stockworks, which generally carry significant gold concentrations if the associated vein is auriferous. Pervasive alteration of wall rocks at these depths is weakly developed. Weak alteration selvages at depth reflect the relatively low pressures and temperatures combined with the brittle, impermeable wall rocks and relatively neutral ascending fluids that produce low-sulphidation epithermal veins.

12      EXPLORATION

The following text is an updated version, by the principal author of this Technical Report, of the text presented as Section 10 of the February 2009 Technical Report. It was compiled from information presented in the February 2009, September 2007 and April 2007 Technical Reports, as well as data supplied by the Company concerning exploration activity to June 17, 2009.

12.1      Overview

Prior to August 1997, gold exploration activity at Hollister Property had mainly been directed at the Tertiary-hosted, oxide mineralization exploited, during the Touchstone-Galactica joint venture period, in the historical openpits described in Sub-Sections 6.7.6 and 8.4. Despite this, Touchstone identified what, in the early 1990s, were considered to be feeder zones of high-grade, epithermal gold mineralization. However, these exploration targets were not followed-up, even when a hole drilled by Newmont in 1994 intercepted a 0.73 metre/2.4 foot (true width) quartz vein breccia grading 1,115.66 g/t (32.54 oz/st) of gold, at the west margin of what was later known as the Clementine vein system. For the reasons described in Sub-Section 8.5, Newmont instead withdrew from what at the time was called the Ivanhoe Gold Project.

The potential for high-grade epithermal was, however, followed-up by the Company, shortly after its initial involvement on Ivanhoe/Hollister Property in 1997. Subsequent exploration activity, leading to the discovery of the Gwenivere and Clementine vein systems and later to the

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definition of mineral resources for the vein systems, may conveniently be divided into three key periods that are discussed in the following Sub-Sections 12.2 to 12.4, inclusive:

  August 1997 to July 2002, when the Company carried out extensive exploration over large parts of Hollister Property;

  August 2002 to April 2007, when exploration, by Hecla, as part of the Agreement described in Sub-Section 6.5, was centred on the HDB; and

  May 2007 to present (June 2009) when the Company, through Rodeo, has once more been the sole explorer on Hollister Property, concentrating its efforts on the HDB.

12.2      Great Basin Gold Limited – August 1997 to July 2002

12.2.1   Summary

The Clementine, Gwenivere and South Gwenivere vein systems were discovered by the Company by surface drilling (66,294 metres/217,500 feet in 216 holes) in the HDB area from 1998 through 2001. Geophysical, geochemical and geological surveys were also carried out over a large part of Hollister Property. It was found that the most prominent surface features are blanket-like, silica replacement bodies that occur at two stratigraphic positions. They are locally up to 61 metres/200 feet thick and they have sinters with associated mercury mineralization, as well as replacement bodies. Gold values in these high-level epithermal features were, however, found to be uniformly low to absent.

Geological exploration also found that the gold mineralization that occurs in Tertiary volcanic rocks below the silica cap coincides spatially, and in part, with the vertical extension of steeply-dipping epithermal gold veins hosted in the underlying Ordovician rocks:

  some of the best gold mineralization in Tertiary rocks on Hollister Property is rootless but nevertheless widespread, resulting in complex grade thickness patterns; but the Clementine and Gwenivere vein systems produce a strong, Tertiary-hosted gold plume that is generally consistent with the orientation of the vein system - the coincidence of the Clementine vein with the north end of the Tertiary plume is especially striking in this regard (an interpretation of this relationship is that a north to south hydraulic gradient existed in the lower [Tertiary] tuff unit that deflected the gold plume southward).

The results of surface drilling also showed that gold distribution in the Ordovician rocks is much more restricted than in the Tertiary rocks and that silver is almost exclusively concentrated in the Clementine/Gwenivere vein systems. Deeper vein exploration success was enhanced by orientating vein intercepts in drillcore frames to bedding in historic holes drilled into the Vinini Formation, in areas where it could be demonstrated that fault and fold complications were not present. Step-out drilling was planned using these orientations and the Clementine and Gwenivere vein sets were successfully delineated by the subsequent surface drilling program.

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12.2.2   Data Acquisition

It appeared at the time that the relationship between the distribution of gold in the Tertiary rocks and high-grade veins in the Ordovician Vinini Formation had been complicated by paleo-groundwater movement during the Eocene mineralizing event. Various remote sensing technologies, including ground and airborne magnetics, Induced Polarity, seismic and three-dimensional resistivity surveys were carried out. However, the results at the time were found not to delineate the gold veins. The results of soil and rock chip geochemistry also showed no trends that reflect the distribution of veins in the Ordovician rocks. At the time of writing (June 2009), the available datasets were being re-interpreted and integrated with drillhole data, mainly to establish whether trends could now be defined on the back of a much advanced understanding of the local geology.

A series of contour plans were also computer-generated from the extensive digital drillhole database, as part of the Company’s initial exploration effort. The objective was to portray various aspects of the geology and mineralization at Hollister Property and thereby to attempt to define any trends that may be pertinent to future exploration:

  at the time, the database comprised over 1,250 drillholes, of which more than 1,000 are situated within the HDB;

  assay data from these holes was used to produce grade thickness plans; and

  elevation contour and rock unit isopach plans were compiled using geological data from over 570 drillholes, including pre-existing holes logged from the original chip or core samples by Company geologists in 1999 and logs of all holes drilled by the Company during 1999 and 2000.

Grade-thickness, rock unit thickness and x, y, z data plotting locations were calculated and then gridded and contoured using MapInfo Vertical Mapper. Grids were produced by interpolation of the data points using triangulation with smoothing (which method honours all data points and which method was considered appropriate because the drillholes represent random data points that do not coincide, except by coincidence, with minima or maxima in the entity being gridded).

12.2.3   Results

Elevation contour plans were generated for the top and bottom of the chalcedonic silica cap associated with the Hollister hydrothermal system, as well as the Tertiary/Ordovician unconformity surface. The top of the silica cap (Figure 12.1) displays an east to east-southeast trending slope, which is consistent with indications from surface mapping. Ridges in the top of the silica cap appear to coincide with the western ends of both the Gwenivere and South Gwenivere vein systems. The base of the silica cap (Figure 12.2) also slopes to the east. However, there is a pronounced east-west keel with some smaller internal ridges that are coincident with the Clementine and Gwenivere vein systems. Two less well-defined keels (or lows) are present in the northeast corner, in the Velvet (mercury) Mine area (“Velvet Mine”, see Sub-Section 12.4.2 and Figure 12.12), which trend north-south and east-west.

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The Tertiary/Ordovician unconformity is a relatively complex surface (Figure 12.3) . Bedrock highs are bounded by north-south, northeast- and minor northwest-edges. The map shows the lack of any significant offset associated with the vein systems, although the east end of the south Gwenivere vein system projects east towards a zone of steeper gradient along, or possible offset in, the unconformity. It was instead found that highs in the Tertiary-Ordovician unconformity generally coincide with thick sequences of dense quartzite, the edges of these highs (in cross-section) are often definitively sloped instead of sharply offset.

Figure 12.1 – The Company’s 2001 Elevation Contour Plan of the top of the
Silica Cap over a Portion of the HDB, Hollister Property
(supplied by the Company, not available in metric measurement)

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Figure 12.2 – The Company’s 2001 Elevation Contour Plan of the base of the
Silica Cap over a Portion of the HDB, Hollister Property
(supplied by the Company, not available in metric measurement)

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Figure 12.3 – The Company’s 2001 Elevation Contour Plan of the Tertiary-Ordovician
Unconformity over a Portion of the HDB, Hollister Property
(supplied by the Company, not available in metric measurement)

The silica cap isopach plan (Figure 12.4) shows a striking zone of anomalously thick silica development coincident with the Clementine and Gwenivere vein systems. A second, similar zone is developed to the north, in and north of the Velvet Mine area and projecting toward the Butte (mercury) Mine area (see Sub-Section 12.4.2 and Figure 12.12) .

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Figure 12.4 – The Company’s 2001 Isopach Thickness Plan of the Silica Cap
over a Portion of the HDB, Hollister Property
(supplied by the Company, not available in metric measurement)

The results for the basaltic andesite (Figure 12.5) showed that it is thickest (68.6 metres/225 feet) in the southwest portion of the map and pinches out to the north and east. This was found to be part of a more regional phenomenon, with basaltic andesite being abundant to the west of Hollister and absent to the east (Wallace, 2000). An east to east-northeast ridge of andesite was identified in the northern part of the Clementine vein area, with the remainder of the

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Clementine/Gwenivere vein area characterized by a thinner andesite stratum. There is a notable inverse relationship between thickness of the basaltic andesite and that of the silica cap. Thick basaltic andesite flows may have acted as a hydraulic barrier, diminishing-upward fluid flow and consequently silica cap development, resulting in the inverse relationship between the two isopachs.

Figure 12.5 – The Company’s 2001 Isopach Thickness Plan of the Basaltic Andesite Flow
Over a Portion of the HDB, Hollister Property
(supplied by the Company, not available in metric measurement)

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Gold distribution in the Tertiary at Hollister (Figure 12.6) is widespread, resulting in complex grade thickness map patterns; gold distribution in the Ordovician (Figure 12.7) is much more restricted. The Clementine/Gwenivere vein system is quite clearly represented on Figure 12.7, although it is spotty due to the influence of vertical holes that missed the veins on the gridding and contouring software. The Velvet area (Sub-Section 12.4.2) shows the beginning of a weak west-northwest trend that is sympathetic to the Clementine/Gwenivere vein system.

Figure 12.6 – The Company’s 2001 Gold-Grade Thickness Plan in the Tertiary Volcanics
over a Portion of the HDB, Hollister Property
(supplied by the Company, not available in metric measurement)

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Figure 12.7 – The Company’s 2001 Gold-Grade Thickness Plan in the Ordovician
Vinini Formation over a Portion of the HDB, Hollister Property
(supplied by the Company, not available in metric measurement)

12.3      Hecla Mining Company – August 2002 to April 2007

Following completion of the Company’s exploration work in late 1991, there was a hiatus of field activity ahead of completion of the Agreement with Hecla in August 2002. Following completion of the Agreement, Hecla carried out engineering and permitting work in furtherance

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of an underground exploration program at the HDB. The permits, necessary to complete Stage 1 underground development (of a two-stage program, leading to production), 15,240 metre (50,000 feet) of underground drilling and pre-feasibility work, were received in mid-2004. By August 2004 project work had begun (see the Company’s news release dated August 30, 2004).

Site facilities were established and the planned 1,706 metres (5,600 feet) of decline and underground development to access the Clementine and Gwenivere vein systems was started, the latter for purposes of underground exploration drilling and obtaining a bulk sample (or samples) of mineralized material for metallurgical processing. To the end of April 30, 2006, a total of 1,656 metres (5,433 feet) of Stage 1 underground workings had been completed (Figure 12.8), inclusive of 396 metres (1,299 feet) in mineralized veins.

Figure 12.8 – Plan View of Hollister Gold Mine Development, as at
April 30, 2006, HDB, Hollister Property
(from the April 2007 Technical report by D. Stone)

In October 2005, the decline intersected the Gwenivere vein at a point approximately 830 metres (2,720 feet) from the surface portal. On the east side (rib) of the decline, the mineralized zone consisted of a massive quartz vein with breccia (broken wall rocks in a matrix of kaolinite and silica) on its footwall side, which has a true thickness of approximately 3.96 metres (13 feet). On the west rib, the structure was characterized by broken lenses of quartz and kaolinite, with trace amounts of sulphide mineralization, over a true width of approximately 2.44 metres (eight feet). High-grade gold and silver values, over substantial widths, were reported from sampling of the vein material, including 2.50 metres (8.2 feet, true width) grading 108.68 g/t (3.17 oz/st) of gold and 970.29 g/t (28.3 oz/st) of silver, as well as 4.66 metres (15.3 feet, true width) grading 16.8 g/t (0.49 oz/st) of gold and 270.86 (7.9 oz/st) of silver (see Figure 12.9, Table 12.1 and the Company’s news release dated December 12, 2005).

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Figure 12.9 – Plan View of the Decline Sampling and Drilling Results at the end of 2005,
Hollister Gold Mine, HDB, Hollister Property
(from the April 2007 Technical report by D. Stone)

Table 12.1
Assay Results for the Gwenivere Vein Intersected in the Decline,
Hollister Gold Mine, HDB, Hollister Property
(data from the April 2007 Technical Report by D. Stone)

Location & Sample	True Width		Gold		Silver
	m	ft	g/t	oz/st	g/t	oz/st
West Rib Breccia Quartz vein & breccia Breccia Overall	0.61 1.01 0.88 2.50	2.0 3.3 2.9 8.2	18.17 256.11 5.49 108.68	0.53 7.47 0.16 3.17	336.00 1,714.29 576.00 970.29	9.80 50.0 16.8 28.3
West Rib Breccia Banded quartz vein Breccia Overall	1.13 2.71 0.79 4.63	3.7 8.9 2.6 15.2	3.09 26.40 4.11 16.80	0.09 0.77 0.12 0.49	51.43 340.80 342.86 270.86	1.50 9.94 10.0 7.90

The 15,240 metre (50,000 feet) underground drilling program, designed to upgrade the Company’s preliminary mineral resource estimate (Sub-Section 19.2), began in February 2006 and was completed in February 2007 (129 holes for 14,042 metres or 46,069 feet in drillhole series HDB-001 to HBD-129). An updated mineral resource estimated was compiled shortly thereafter (Sub-Section 19.3), which had a data cut-off date of April 30, 2007 (to capture the assay data for all the 129 underground diamond holes). During March and April 2007, Hecla completed an additional 46 diamond drillholes for 6,418 metres (21,055 feet in drillholes HDB-130 to HDB-175), for which assay data was outstanding at the end of April 2007.

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By April 30, 2007, underground development had been advanced a total of 2,614 metres (8,576 feet), inclusive of 500 metres (1,640 feet) of lateral development along the main vein systems (Figure 12.10) . Resource definition holes drilled from stations located along the lateral drifts are shown in BLACK on Figure 12.10, and vein traces are shown in PINK, MAUVE and RED for the Clementine vein system, in GREEN for the South Clementine vein system, in TURQUOISE and YELLOW for the Gwenivere vein system and in EMERALD, GREY, ORANGE and BLACK for the South Gwenivere vein system.

Figure 12.10 – Plan View of Hollister Gold Mine Development, as at
April 30, 2007, HDB, Hollister Property
(from the September 2007 Technical Report by P. Cain)

Results had also been received for sampling along the first 54 metres (approximately 177 feet) of the Gwenivere vein lateral drift. The drift assay results are summarized on Table 12.2 for the East Drift and on Table 12.3 for the West Drift (see also the Company’s news release dated August 23, 2006). Based on the results for the 34 sampling points:

  the average undiluted true thickness and grade of the Gwenivere vein, at a gold grade cut-off of 3.43 g/t (0.10 oz/st), were estimated to be 1.10 metres (3.62 feet), 31.04 g/t (0.905 oz/st) of gold and 464.5 g/t (13.55 oz/st) of silver; and

  the diluted (over face width) thickness and grade of the Gwenivere vein were estimated to be 1.94 metres (6.37 feet), 17.86 g/t (0.521 oz/st) of gold and 284.0 g/t (8.283 oz/st) of silver.

A significant outcome of the work outlined was a 2007 feasibility study, the basis for which was the July 2007 mineral resource estimate, backed by test-/trial-stoping to date and the results of the metallurgical studies described in Sub-Sections 18.2 and 18.3.

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Table 12.2
Assay Results for the Gwenivere Vein Intersected in the East Lateral Drift,
Hollister Gold Mine, HDB, Hollister Property
(data from the September 2007 Technical Report by P. Cain)

Heading Distance		Undiluted Results (3.4 g/t cut-off)						Diluted Results (over face width)
		True Width		Gold		Silver		Width		Gold		Silver
m	ft	m	ft	g/t	oz/st	g/t	oz/st	m	ft	g/t	oz/st	g/t	oz/st
1.89 3.72 5.79 7.01 8.53 10.21 10.97 12.80 14.63 16.61 18.59 19.81 21.34 23.01 24.69 25.91 27.74 28.96 30.79	6.2 12.2 19.0 23.0 28.0 33.5 36.0 42.0 48.0 54.5 61.0 65.0 70.0 75.5 81.0 85.0 91.0 95.0 101.0	0.24 1.74 0.79 1.65 1.46 1.80 1.98 0.82 0.97 1.10 1.77 1.40 1.49 1.92 2.07 2.65 0.73 0.91 0.88	0.8 5.7 2.6 5.4 4.8 5.9 6.5 2.7 3.2 3.6 5.8 4.6 4.9 6.3 6.8 8.7 2.4 3.0 2.9	21.26 9.94 8.91 20.57 29.83 31.54 53.83 20.23 18.17 24.34 25.37 45.60 18.86 14.40 75.43 72.69 37.03 42.51 65.14	0.62 0.29 0.26 0.60 0.87 0.92 1.57 0.59 0.53 0.71 0.74 1.33 0.55 0.42 2.20 2.12 1.08 1.24 1.90	315.4 174.8 102.9 236.6 267.4 202.3 514.3 301.7 195.4 264.0 236.6 545.1 390.9 270.9 1,203.4 1,001.1 356.6 195.4 154.3	9.2 5.1 3.0 6.9 7.8 5.9 15.0 8.8 5.7 7.7 6.9 15.9 11.4 1.9 35.1 29.2 10.4 5.7 4.5	2.26 2.41 1.66 1.95 1.59 1.79 1.98 2.01 1.74 1.89 1.77 1.89 2.13 1.92 2.32 2.65 2.19 1.83 1.95	7.4 7.9 5.4 6.4 5.2 5.9 6.5 6.6 5.7 6.2 5.8 6.2 7.0 6.3 7.6 8.7 7.2 6.0 6.4	2.74 7.54 4.46 17.49 27.43 31.54 53.83 8.57 10.28 14.06 25.37 33.94 13.03 14.40 66.86 72.68 12.68 21.26 29.83	0.08 0.22 0.13 0.51 0.80 0.92 1.57 0.25 0.30 0.41 0.74 0.99 0.38 0.42 1.95 2.12 0.37 0.62 0.87	72.0 133.71 65.14 205.71 257.14 202.28 514.28 133.71 113.14 154.28 236.57 414.86 277.71 270.86 1,086.86 1,001.14 150.86 99.43 82.28	2.1 3.9 1.9 6.0 7.5 5.9 15.0 3.9 3.3 4.5 6.9 12.1 8.1 7.9 31.7 29.2 4.4 2.9 2.4

Note: the heading distances are for the heading distance along the drift, from the centre of the 3600S crosscut

Table 12.3
Assay Results for the Gwenivere Vein Intersected in the West Lateral Drift,
Hollister Gold Mine, HDB, Hollister Property
(from the September 2007 Technical Report by P. Cain)

Heading Distance		Undiluted Results (3.4 g/t cut-off)						Diluted Results (over face width)
		True Width		Gold		Silver		Width		Gold		Silver
m	ft	m	ft	g/t	oz/st	g/t	oz/st	m	ft	g/t	oz/st	g/t	oz/st
1.22 3.05 4.57 6.40 8.53 9.14 10.67 12.19 13.72 15.55 17.07 18.90 19.81 21.03 22.56	4.0 10.0 15.0 21.0 28.0 30.0 35.0 40.0 45.0 51.0 56.0 62.0 65.0 69.0 74.0	0.73 0.82 0.27 0.46 0.43 0.67 1.46 1.01 1.10 0.64 0.52 0.67 0.67 1.31 0.40	2.4 2.7 0.9 1.5 1.4 2.2 4.8 3.3 3.6 2.1 1.7 2.2 2.2 4.3 1.3	8.23 4.46 10.97 25.71 22.63 25.03 22.63 21.94 27.43 14.40 19.89 17.83 11.31 13.71 8.91	0.24 0.13 0.32 0.75 0.66 0.73 0.66 0.64 0.80 0.42 0.58 0.52 0.33 0.40 0.26	421.7 205.7 678.9 373.7 312.0 394.3 360.0 469.7 774.9 908.6 1,299.4 610.3 486.9 685.7 260.6	12.3 6.0 19.8 10.9 9.1 11.5 10.5 13.7 22.6 26.5 37.9 17.8 14.2 20.0 7.6	2.59 1.92 1.68 1.43 1.55 1.13 1.46 1.95 1.89 2.20 2.29 1.83 2.20 2.13 1.83	8.5 6.3 5.5 4.7 5.1 3.7 4.8 6.4 6.2 7.2 7.5 6.0 7.2 7.0 6.0	2.74 2.06 2.40 8.57 6.51 15.09 22.63 11.66 16.11 5.49 4.80 6.86 4.11 8.57 2.06	0.08 0.06 0.07 0.25 0.19 0.44 0.66 0.34 0.47 0.16 0.14 0.20 0.12 0.25 0.06	130.3 109.7 133.7 161.1 144.0 294.9 360.0 305.1 610.3 298.3 305.1 240.0 171.4 425.1 72.0	3.8 3.2 3.9 4.7 4.2 8.6 10.5 8.9 17.8 8.7 8.9 7.0 5.0 12.4 2.1

Note: the heading distances are for the heading distance along the drift, from the centre of the 3600S crosscut

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12.4      Great Basin Gold Limited – May 2007 to June 2009

12.4.1   Hollister Gold Mine

After the Company had regained full control of Hollister Property, an additional underground infill diamond drilling was planned and started, mine development also continued apace. By the cut-off date for the June 2008 mineral resource estimate of April 30, 2008 (Sub-Section 19.4, which estimate forms the basis for the Company’s current mineral reserve estimate described in Sub-Section 19.7):

  the Company had drilled an additional 48 underground diamond drillholes (9,194 metres or 30,165 feet in drillholes HDB-176 to HDB-220);

  geological and assay information for a total of 186 underground diamond drillholes was available, inclusive of the 175 holes drilled by Hecla;

  the Company had completed an additional 5,662 metres (18,576 feet) of development in Hollister Gold Mine, inclusive of 1,403 metres (4,601 feet) in vein material; and

  assay and sample location data for 763 channel samples had been collected from approximately 636 metres (2,085 feet) of underground development on the Gwenivere, Central Clementine and South Clementine veins.

By the cut-off date for the 2009 mineral resource update of March 31, 2009 (Sub-Section 19.6, the detailing of which is the primary reason for this Technical Report):

  the Company had drilled an additional 52 diamond drillholes (11,565.3 metres or 37,944 feet in drillholes HDB-221 to HDB-284);

  geological and assay information for a total of 275 underground diamond drillholes was available, inclusive of the 175 holes drilled by Hecla; and

  the Company had completed an additional 730.60 metres (2,397 feet, estimate only) of development in Hollister Gold Mine, inclusive of 324.3 metres (1,064 feet, estimate only) in vein material.

Figure 12.11 is a DatamineTM snapshot of the mine development, at the data cut-off date for this Technical Report (June 17, 2009) - total development was 9,777 metres (32,077 feet) of which 3,598 metres (11,804 feet) was in vein material. Test-/trial-stoping of the veins started in 2008 and continued through June 2009, during which period the bulk samples described in SubSection 18.4 had been extracted for purposes of off-site metallurgical processing (total bulk sample tonnage to June 17, 2009 = 68,352 tonnes or 75,345 short tons). A stockpile of 10,591 tonnes (11,675 short tons, unverified Company estimate) of ROM mineralized material from Hollister Gold Mine had also been developed at the HDB, with an additional approximately

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1,814 tonnes (2,000 short tons, unverified Company estimate) stockpiled at the Esmeralda processing site described in Sub-Section 18.5 (which material is very low grade and is scheduled for use as mill bedding).

Figure 12.11 - A Plan View, DatamineTM Snapshot of the ‘As-Built’ Status of
Hollister Gold Mine, HDB, Hollister Property, June 17, 2009
(supplied by the Company)

12.4.2   Surface Exploration

Although the main focus of the Company’s exploration activity remained Hollister Gold Mine, surface exploration drilling was started again in 2007, both within and around the HDB (see the Company’s news release dated May 08, 2007). The objective was to test anomalous zones defined by historical drilling data within an approximate 1.6 kilometre (approximate one mile) radius of the underground infrastructure at the HDB (Figure 12.12) . The following comments apply.

Hatter Stock is located along strike to the east of the main east-west trending structural corridor that hosts the Clementine and Gwenivere epithermal vein systems. It has been potassium/argon dated at approximately 39 Ma and it subcrops over an area of some 120 metres by 150 metres (approximately 400 by 500 feet). Its airborne magnetic signature is, however, much larger and it forms an elongate northwest trending ellipsoidal form exceeding approximately 1.6 kilometres (approximately one mile) along its long axis. Preliminary exploration has shown that there is a spatial and structural association with gold occurrences detected to date. For example:

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  assays from younger cross-cutting veins in the Hatter intrusion include 3.05 metres (ten feet) grading 25.06 g/t (0.731 oz/st) of gold and 6.10 metres (20 feet) grading 25.23 g/t (0.736 oz/st) of gold; and

  Vinini Formation rocks on the west flank of the stock host low-grade intercepts, such as 25.91 metres (85 feet) grading 0.86 g/t (0.025 oz/st) of gold hosted in shears and fault zones.

Figure 12.12 – A Plan Highlighting the Company’s Main
Exploration Targets in the Vicinity of the HDB, Hollister Property
(supplied by the Company)

The Hatter Graben area has several signatures suggestive of a large-scale mineralized system:

  the Ordovician rocks carry grades of 0.10 g/t (0.003 oz/st) of gold, or approximately 20 times the average background for Vinini Formation rocks (Reidell et al, 1994);

  net sulphide (principally pyrite) contents in the Ordovician rocks averages 0.5 to three percent, or approximately three to four times average background for Vinini Formation rocks (Reidell et al, 1994); and

  several flanking breccia and stockwork alteration zones are closely associated with the western contact of the Hatter intrusion.

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Of the drillholes completed thus far, one hole (H7-246) returned grades of 41.34 g/t (1.206 oz/st) over 1.52 metres (five feet) in the reverse circulation (“RC”) pre-collar, as well as a distinctive 1.16 metres (3.8 feet) thick vein grading 39.36 g/t (1.148 oz/st) of gold deeper in the diamond drillhole (see Sub-Section 13.1 for an explanation of the drilling methods). Other holes have also returned anomalous intervals indicative of a gold system at depth (for example, see the Company’s news release dated September 23, 2008).

Several shallow resistivity highs extend west towards drillhole H7-246, over a distance of approximately 760 metres (approximately 2,500 feet). These shallow resistivity highs are very similar to resistivity highs coincident with the eastern part of the Clementine and Gwenivere veins. A second, east-west string of shallow resistivity highs extends east, for approximately 1,520 metres (approximately 5,000 feet), from an area where a heap leach stack was located during the historical openpit mining operations described in Sub-Section 6.7.6 (see also Figure 6.7) . This area has almost no drilling, despite being in close proximity to Hollister Gold Mine.

In June 2008, surface exploration drilling discovered a previously unrecognized vein system in the Hatter Graben area (see the Company’s news release dated June 23, 2008):

  drillhole H8-265 targeted veins and breccias intersected in H8-264, but approximately 46 metres (approximately 150 feet) lower in elevation - high-grade gold intercepts were encountered that correlate with drillhole H8-264; but drillhole H8-265 was drilled 213 metres (700 feet) deeper than H8-264 and encountered a second discrete high-grade vein containing visible gold and grading 46.62 g/t (1.36 oz/st) of gold over 0.5 metres (1.6 feet); and

  a 30 metre (100 feet) wide zone of anomalous gold intercepts was intersected in the Tertiary volcanic rocks from 310.6 metres (1,019.0 feet) to 341.9 metres (1,121.7 feet).

Tertiary-hosted disseminated gold mineralization was also encountered in hole H7-233, in Tertiary volcanic rocks. This is interpreted to represent a deeper vein structure channeling mineralizing fluids into the overlying volcanic strata. Drilling results to date (June 2009) indicate that the Hatter Graben vein system is approximately 300 metres (approximately 1,000 feet) deeper than the Gwenivere and Clementine vein systems. It appears that drilling has for the most part intersected the veins at the top of the mineralized horizon that generally improves in both grade and width at depth, but break up into breccias and stringers at higher elevations.

The Velvet target area is approximately 305 metres (1,000 feet) north of the Clementine vein system found at Hollister Gold Mine. Significant drilling intercepts have been encountered in both the Tertiary volcanic sequence and in the underlying Ordovician rocks. For example, drillholes H8-266 and H8-270 were targeted at mineralization related to the East Clementine Fault and adjacent historical drilling that had encountered anomalous gold intercepts:

  drillhole H8-266 was drilled to 367 metres (1,204 feet), it encountered 1.19 metres (3.9 feet) of silicified Ordovician quartzite with quartz stockwork that graded 3.53 g/t (0.103 oz/st) of gold at 170.6 metres (559.7 feet), and 0.3 m (one foot) of Ordovician argillite with quartz and clay fracture fill grading 3.63 g/t (0.106 oz/st) of gold at 179.2 metres (588 feet); and

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  drillhole H8-270 was drilled to 346.2 metres (1,136 feet), it encountered 7.6 metres (25 feet) of strongly oxidized Tertiary rhyloite that graded 15.19 g/t (0.443 oz/st) of gold at 122.2 metres (401 feet).

Other targets of interest include some of the primary geological elements of the classical Carlin Trend deposits found on Hollister Property, including Eocene intrusive rocks and lower plate carbonate rocks. Permissive silty carbonate host rocks of the Devonian Roberts Mountain Formation have been intersected at a depth of approximately 2,100 metres (approximately 6,900 feet) in the area of the East Pit (in hole IH-214, drilled by the Company in 2001 – see SubSection 13.2.2) . A 22.5 metre (74 feet) mineralized interval was also encountered at the base of the Rodeo Creek Formation, immediately above the Roberts Mountain carbonates.

13      DRILLING

The following text is an updated version, by the principal author of this Technical Report, of the text presented in Section 11 of the February 2009 Technical Report. It was compiled from information provided in the February 2009, September 2007 and April 2007 Technical Reports, as well as on information supplied by the Company concerning drilling activity to June 17, 2009.

13.1      Overview

A total of 231 surface holes for 48,106 metres (157,828 feet) were drilled during the Touchstone-Galactica joint venture period described in Sub-Section 8.4. Most of these were short RC holes drilled to intersect disseminated gold mineralization hosted in Tertiary volcanics. Two surface drilling methods have since been used by both the Company/Rodeo and Hecla on the Hollister Property, due to the stratigraphic position of the high-grade, epithermal gold vein mineralization:

  RC drilling, using a 15 centimetre/six inch diameter bit to recover rock cutting (“chips”) in the Tertiary volcanics; and

  diamond drilling to recover HQ diameter (635 millimetre or 2.5 inch) core, or less commonly NQ (476 millimetre or 1.875 inch) core in the Ordovician sequence.

The RC holes were drilled as pre-collars to (approximately) the base of the Tertiary volcanics, from where the holes were extended using diamond drilling methods. They were drilled to reduce overall drilling costs, to increase the average penetration rate and to avoid problems with squeezing ground where pervasive argillitic alteration in tuffaceous rocks made it very difficult to keep the holes open. Since August 2002, only one RC surface hole has been drilled, as part of the Company’s broader surface exploration program described in Sub-Section 12.4.2.

The downside to the RC pre-collars was drooping (or steepening) of individual holes, as drilling proceeded. This had a significant impact in longer pre-collars or where a vein had a strike or dip that differed from its anticipated attitude, prior to drilling. The problem was minimized through

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constant experimentation with different types of downhole tools and stabilizers, during the Company’s first exploration drilling period between August 1997 and July 2002. Pre-collars were eventually cased and surveyed to ensure that hole deviation had not eliminated the possibility that diamond drilling from the base of an RC pre-collar of interest would hit its pre-planned target.

13.2      Great Basin Gold Limited – August 1997 to July 2002

Between 1997 and August 2001 (following which there was a hiatus of field activity, ahead of the August 2002 joint-venture agreement with Hecla), the Company/Rodeo completed 216 surface drillholes for 65,837 metres (216,000 feet), 31,700 metres (104,000 feet) of which was drilled as RC pre-collars through the Tertiary volcanic cover. The balance comprised diamond drillholes drilled to recover HQ diameter core (635 millimetres or 2.5 inches). The RC holes were drilled by Lang Exploratory Drilling of Elko, NV (drillholes IH-001 through IH-007), Elkund Drilling of Elko, NV (IH-008 through IH-012) and Stretch’s Exploration Inc. of Battle Mountain, NV (IH-013 through IH-216). The diamond drillholes were drilled by Boart Longyear Drilling of Dayton NV (IH-002 through IH-012), Kirkness Drilling (IH-013 through IH-063) and Major Drilling (IH-064 through IH-216).

Collar and downhole orientation surveys were by multi-shot gyroscopic surveys at 15.24 metre (50 feet) down hole intervals. Century Geophysical provided the gyroscopic surveys for IH-001 through IH-012 in 1997-1998. The majority of the remaining drillholes (IH-013 to IH-216, inclusive) were surveyed by Wellbore Navigation of Tustin, California. Drillhole azimuths and inclinations immediately below the collar elevations were also determined by transit survey, as a check on the orientation provided by the gyroscopic survey. When the orientation of the drillhole at the collar differed from the transit survey, the results of the gyroscopic survey were used in the Company drillhole database.

The collar locations for surface drillholes IH-013 through IH-216 were surveyed by Company/Rodeo surveyors using a transit and electronic distance measurement device. Frontier Surveying Inc., of Elko, NV, determined the collar locations of drillholes IH-001 through IH-012, using a Trimble global positioning system (GPS) instrument.

13.2.1   1997 & 1998 Programs

In 1997, a number of vertical and angle holes were drilled to follow-up the high-grade intersection in a cored hole drilled by Newmont in 1994 (Sub-Section 12.1) . These 1997 holes succeeded in intersecting banded vein material with naumannite and electrum, which characteristics are typical of a low sulphidation vein system. A number of angled holes drilled later in 1997 and in 1998 failed to give a definitive orientation to the veins. Drilling was suspended as a result, while new geological models were developed using the results of drillcore re-logging (Sub-Section 12.2) . The revised information formed the basis for a refreshed drilling program that started in August 1999 and continued through August 2001.

An orientation for the veins intersected in 1997 and 1998 holes was determined using bedding as a reference fabric; off-set holes were drilled using this new orientation. Holes were laid out to intersect the projected vein structure approximately 30 metres (100 feet) below the unconformity

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to allow for uncertainty in strike and dip. A second tier of holes was laid out to test the same structure 30 to 45 metres (approximately 100 to 150 feet) below the shallower holes, thereby to provide a definitive answer as to the apparent dip of the veins in the section through the drillholes. Varying azimuths and inclinations were used to drill the holes from a few selected drill sites, thereby to minimize the impact on the Tosawihi Quarries archaeological site (SubSection 6.7.4) .

13.2.2   Drillhole IH-214

The last hole completed by Great Basin Gold in 2001 was IH-214 (out of sequence – the last hole in the drilling series was IH-216). It was designed to test the presence of Devonian carbonates (Popovich and Roberts Mountain Formations) beneath the Roberts Mountain Thrust in the Hollister area. A drill site adjacent to the historical openpit at the HDB was selected, based on the following criteria:

  information from a number of historic holes indicated that drilling conditions at this location should be good to at least 1,220 metres (4,000 feet);

  the stratigraphy intersected in local holes drilled during the Touchstone-Galactica joint venture period (Sub-Section 8.4) had been assigned dates of formation based on the presence of conodonts (small disjunct fossil elements assigned to the Order Conodontophorida), which would help to identify the stratigraphy as the planned hole proceeded; and

  detailed correlations using re-logging data for the Touchstone-Galactica drillholes indicated that the selected location was on the limb of an anticline whose closure was cut-off by the Roberts Mountain Thrust to the north of the Hollister pits, which would help to reduce the length of the hole.

An RC pre-collar was drilled and cased to 427 metres (1,400 feet, hence well into the Ordovician sequence), where it was determined that the casing would seal the hole and eliminate any drilling fluid circulation issues. When the pre-collar was surveyed it was found that deviation was minimal - no binding or torqueing was expected, although on drilling it was found that the flexure caused the drill rods to part in the casing at about the 335 metre (1,100 feet) level.

Diamond drilling continued to 1,676 metres (5,500 feet) using HQ (625 millimetre or 2.5 inches) equipment and a 6.10 metre (20 foot) core barrel, which depth was defined by the weight of the drill HQ string. Thereafter drilling continued to 2,115 metres (6,940 feet) using NQ (476 millimetre or 1.875 inch diameter) equipment and a 6.10 metre (20 feet) long core barrel. The hole proved that the platform carbonates of the Roberts Mountain Formation extend west under the Hollister Gold Mine deposit. Samples from the base of the Rodeo Creek Formation, immediately above the Roberts Mountain Formation, (which is the location of many of the Carlin Trend deposits) reported anomalous gold, silver, arsenic and antimony values. The presence of mineralization in favourable stratigraphy indicates that many of the criteria contributing to the formation of a classic Carlin-type deposit could be present beneath the Hollister-Hatter area.

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 83
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

13.3      Hecla Mining Company – August 2002 to April 2007

Hecla started its planned underground diamond drilling program in February 2006, by February 2007, 129 holes (HDB-001 to HDB-129) had been completed for 14,041.7 metres (46,068.7 feet). The program was subsequently extended through to April 2007, by which time a further 46 diamond drillholes (6,417.6 metres or 21,055.2 feet in drillholes HDB-130 to HDB-175) had been completed, but assays for drillholes HDB-130 to HDB-175 were outstanding (the Company received them between May and August 2007):

  drilling exclusively targeted the Clementine, South Clementine and Gwenivere vein systems, on nominal 24 metre by 30 metre (approximately 80 feet by 100 feet) centres;

  the drilling contract was awarded to Connors Diamond Drilling L.L.C. of Montrose, Colorado (“Connors”);

  all of the holes were drilled to recover NQ (476 millimetre or 1.875 inch) diameter core, with the exception of two holes that were reduced in size to BQ (365 millimetre or 1.438 inch diameter core), due to difficult ground conditions; and

  all the drillhole collars were surveyed and all the holes were surveyed downhole (see below).

The significant assay results from Hecla’s drilling program are summarized in Appendix B to this Technical Report. The presented results are those stated in the Company’s news releases dated May 09, 2006, June 21, 2006, August 23, 2006, November 15, 2006, February 26, 2007, March 22, 2007, May 08, 2007 and July 09, 2007, excluding the low-grade assay results and very thin vein intersections. If a hole of the HDB-001 to HDB-175 series is not listed it may be assumed that no significant grades were intersected in that hole and/or that the vein intersection was very thin.

It may be seen from the results presented in Appendix B that drilling on both the Clementine and Gwenivere vein systems intercepted more veins than was originally anticipated. Despite this, correlation between historical drilling data and Hecla’s underground drilling program allowed for much closer definitions of vein structure and continuity:

  two new veins were identified on the north side of the lateral drift development, over the entire strike length of the known Clementine vein;

  on the south side of the lateral development, the Gwenivere South veins were shown to be more continuous than originally interpreted; and

  vein development was found not to be very robust at the western portion of the Clementine vein system - the top 30 to 60 metres (approximately 100 to 200 feet) of the vein is hosted in predominantly siliceous quartzite, the quartz veins are not well developed and the grades are accordingly lower than expected; but subsequent geological interpretation work found this not to be a global phenomenon, insofar as other areas hosted in quartzite have well developed veins with high-grade intercepts -

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    the Clementine South Vein on Sections 2900N to 3100N (where it is hosted by quartzite), drillholes HDB-054, HDB -055 and HDB -079 intersected values of greater than 34.28 g/t (1.0 oz/st), and a high-grade, approximately 30 to 90 metres (approximately 100 to 300 feet) wide, east- trending pay-chute with a 30 degrees plunge within the plane of the vein was defined.

13.4      Great Basin Gold – May 2007 to June 2009

13.4.1   Underground Drilling

After the Company had regained full control of Hollister Property in April 2007, it continued the underground drilling program started by Hecla. Diamond drilling again targeted the Clementine, South Clementine and Gwenivere vein systems, on nominal 24 metre (vertical) by 30 metre (horizontal) centres (approximately 80 feet by 100 feet). Initially, the veins were drilled to recover HQ diameter core (635 millimetres or 2.5 inches); between March 2008 and March 2009, and to improve drilling productivity, many of the holes were drilled to recover NQ (476 millimetre or 1.875 inch) diameter core.

The original drilling contract was initially awarded to Connors, but from November 2007 the Company/Rodeo also contracted Kettle Drilling Inc. of Coeur d’Alene, Idaho (later Timberline Drilling Inc. of Coeur d’Alene, Idaho, that bought Kettle Drilling Inc. during late 2008), REI Drilling Inc. of Salt Lake City, Utah (“REI”) and American Drilling Corporation of Spokane, Washington State.

From May 2007 and up to March 31, 2009, a total of 134 additional exploration and infill diamond drillholes (26,345 metres or 86,443 feet) had been completed (drillhole series HDB-176 to HDB-309, inclusive). Collar and downhole orientation surveys were carried out on the majority of the drillholes by International Directional Services LLC of Elko, NV, using a Maxibor survey tool with orientations taken at 15.24 metre (50 feet) down hole intervals. REI perform their own downhole surveys using a Ranger 1068 survey tool, again with orientations taken at 15.24 metre (50 feet) down hole.

All the drillhole collars were and are surveyed by Hollister Gold Mine surveyors, after drilling at each drill station has been completed and the drill rig has moved to the next station. Drillhole azimuths and inclinations immediately below the collar elevations were and are also determined by transit survey, as a check on the orientation provided by the downhole surveys. When the orientation of the drillhole at the collar differed or differs from the transit survey, the results of the downhole survey were and are used in the Company drillhole database.

The significant assay results from the Company’s underground exploration and infill drilling program are summarized in Appendix C to this Technical Report. The presented results are those stated in the Company’s news releases dated August 16, 2007, February 13, 2008, June 23, 2008, August 05, 2008, January 29, 2009 and April 20, 2009, excluding the low-grade assay results and very thin vein intersections. The published results (hence the data presented in Appendix C) extend to drillhole HDB-274. If a hole of the HDB-130 to HDB-274 series is not listed in Appendix C, it may be assumed that no significant grades or vein thicknesses were intersected in that hole; although:

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  drillholes HDB-232, -233 and -237 were cancelled due to drilling plan revisions;

  drillhole HDB-239 was abandoned at 9.14 metres (30 feet) due to ground conditions;

  drillholes HDB-195 and HDB-200 were abandoned after 15.85 metres (52 feet) and 3.35 metres (11 feet), respectively, and then re-drilled as HDB-195A and HDB-200A; and

  drillhole HDB-213 was a geotechnical hole.

The Company’s underground drilling program enabled more detailed delineations of the vein mineralization found at Hollister Gold Mine (Figure 13.1), leading to the Company’s 2008 and 2009 mineral resource updates described in Sub-Sections 19.4 and 19.5:

  on the north side, two new veins were defined along the entire known strike length of the Clementine vein system (in 2008, 24 discrete veins, constituting the Gwenivere and Clementine vein systems, had been recognized, which number reduced to 19 for purposes of the Company’s 2009 mineral resource update, as a consequence of the spatial relationship of geological evaluation data, geological mapping underground, structural modeling and integration of empirical data from underground, coupled with the use of a more accurate [vein wireframe] solids modeling method – see Sub-Section 19.5);

  vein continuity has been extended to nearly 854 metres (approximately 2,800 feet - both systems remain open at depth and both to the east and west);

  the Gwenivere vein systems appears to coalesce with the Clementine system in the west, with a noticeable thickening of the vein package (although the Clementine vein system is not very robust in the west - the quartz veins are not well-developed and the metal grades are low); and

  a high-grade chute has been defined in the Clementine vein system – it is approximately 30 to 93 metres wide (approximately 100 to 300 feet), it trends east-west and has a 30 degree plunge in the plane of the vein.

13.4.2   Surface Drilling

Hecla did not drill any surface holes during its period of involvement with the Hollister Gold Mine project. However, the Company has continued to drill surface holes, as part of its on-going surface exploration program described in Sub-Section 12.4.2.

None of the Company’s post-August 2001 surface holes has been drilled to intersect the Gwenivere and Clementine vein systems within the Hollister Gold Mine area. As such, none of the Company’s post-August 2001 surface drillholes materially affect any of the mineral resource estimates described in Section 19 of this Technical Report, inclusive of the June 2009 update that is the primary focus of this Technical Report. The Company’s post-August 2001 surface drillhole programs are not, therefore, considered further in this Technical Report.

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Figure 13.1 – A Representative Geological Cross-Section (3000 N) of the Vein System found at Hollister Gold Mine, with the Surface and Underground Drillhole Traces Highlighted
(from the February 2009 Technical Report by J. Oelofse, et al)

14      SAMPLING METHOD AND APPROACH

The protocols and procedures described in the following Sections 14 to 16, inclusive, were based on those used by the Company/Rodeo during exploration of Hollister Property, prior to the Agreement with Hecla described in Sub-Section 6.5. The protocols and procedures were subsequently updated, as and when deemed appropriate by the Company/Rodeo.

Information on Hollister Property drillholes prior to 1998 (that were not, therefore, drilled by the Company/Rodeo), was compiled from sources that the Company believes to be reliable. However, the sampling and analytical methods are not generally known and that the principal author of this Technical Report has not verified the information from this early exploration period. This does not, however, materially affect the drillhole database used for purposes of the mineral resource estimates described in Section 19 of this Technical Report: very few of the holes intersected what later was defined as the Gwenivere and Clementine vein systems; and only one of the intersecting holes was used in any of the mineral resource estimates, inclusive of the 2009 mineral resource update that is the primary focus of this Technical Report.

The text contained in the following Sub-Sections 14.1 and 14.3, inclusive, was compiled by SGA using the text contained in the February 2009, September 2007 and April 2007 Technical Reports. As part of its due diligence process, SGA examined and confirmed the various details by means of discussions with Company/Rodeo staff members on-site, at the Company’s/Rodeo’s Winnemucca, NV, field office and at the Company’s operational head office at Sandton, SA. On-site observations were also made during the principal author’s March 2009 site visit.

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14.1      Procedures

Drillcore logging, sampling and data compilation work was and is performed by Company/Rodeo geologists, originally at the Company’s/Rodeo’s warehouse at Battle Mountain, NV, but since May 2007 (i.e. post the Hecla exploration period) at a purpose-built, drillcore storage and logging compound at Winnemucca, NV. RC chip sampling was done by the drilling contractor, at each sample-relevant drill site (only one RC surface pre-collar hole has been drilled since August 2002). Underground channel sampling and data compilation work was and is performed by Company/Rodeo geologists. Hecla employed the same general approach during its period of involvement with the Hollister Gold Mine project.

14.1.1   Drillcore Logs

Drillcore geology logs, complete with written and coded descriptions of lithology, alteration, oxide/sulphide mineralization and structure, are compiled and recorded for all drillcore and RC samples. Geotechnical features in drillcore, such as core recovery, RQD, degree of breakage, hardness, degree of weathering, cross-joints, bedding joints, shape and roughness of discontinuities, are also measured. Geotechnical logs exist for the cored portions of surface drillholes IH-013 onwards. From surface drillhole IH-139 the geotechnical logging form was upgraded to reflect the growing understanding of the deposit. All the underground drillholes (HDB series) have been geotechnically logged, including those drilled during Hecla’s period of involvement with the Hollister Gold Mine project.

14.1.2    Drillcore Photographs

Photographs of each box of diamond drillcore continue to be taken for all surface and underground drillholes, inclusive of the underground holes drilled during Hecla’s period of involvement with the Hollister Gold Mine project. From surface drillhole IH-002 to IH-012, the core was photographed using slide film; from surface drillhole IH-013, as well as all underground drillholes, photographs were taken using a digital camera, except for some intervals between surface drillhole IH-013 and IH-020 when the digital camera was malfunctioning and print-type photographs were taken.

Sample intervals are marked prior to box-by-box core photography - the core photographs show the drillhole number, box ‘from’ and ‘to’, the flagged sample number, the sample tag and a photographic distance scale and colour bar. The photographs are archived in the Company’s/Rodeo’s files.

14.2      Drillcore Sampling

The majority (approximately 97 percent) of the drillcore intervals have been sampled by mechanical splitting; diamond saw cutting accounts for less than three percent of all samples and whole core samples (used for metallics analysis of very high-grade gold intercepts) account for less than one percent of all drillcore samples:

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  the average length-wise half-split samples provide approximately 5.4 kilograms (12 pounds) of material, with one half placed into canvas rock sample bags and the other halves placed in their original positions in their core boxes for reference;

  drillcore samples are sawn in half using a rock saw, with one half placed into canvas rock sample bags and the other halves placed in their original positions in their core boxes for reference;

  whole core sampling of the Company’s pre-2002 surface holes was carried out when the presence of visible gold and/or naumannite mineralization was evident in friable core (for example, the 25 mineralized samples from surface drillholes IH-002 and IH-003 were deemed too delicate for sawing or mechanical splitting, so whole core samples were taken); and

  Hecla regularly took whole core samples, but since April 2007 only those samples with gold assays in excess of 34.28 g/t (1.0 oz/st) have been sent for metallics analysis.

Prior to 1999, some of the drillcores were selectively sampled. Drillcore has since been sampled over geologically defined intervals, the average width of which is 1.46 metres (4.8 feet). The actual sample lengths vary: approximately eight percent have been less than 0.76 metres (2.5 feet) long; approximately 15 percent vary in length between 0.76 and 1.21 metres (2.5 to 4.0 feet); approximately 71 percent have been between 1.21 and 2.29 metres (4.0 to 7.5 feet); and approximately six percent have been greater than 2.29 metres (7.5 feet) in length.

In the case of the split and cut half-core samples, attention is paid to recovery and core size to ensure that material volume is equally represented within a given sample. In each case, sample bags are tagged with sample tags corresponding to the sample-relevant intervals. Sample information was and is marked on the core boxes, with sample tags and flagging tape detailing sample-relevant depths and numbers. Sample logs were and are used, which data is available at the Company’s/Rodeo’s Winnemucca facility.

14.3      RC Sampling

RC chip samples for the completed holes were collected by the drilling contractor, during the drilling process, by passing all the generated cutting/chips through a cyclone, as they came out of the hole. Approximately 18.1 kilograms (approximately 40 pounds) of sub-samples were collected for every 1.5 metres (five feet) of advance, whenever recovery was sufficient to provide a representative sample; field rejects typically comprise approximately 54.4 kilograms (120 pounds) of chips. Of all the RC pre-collar holes drilled on Hollister Property prior to August 2002, approximately 99 percent of the sample intervals were 1.52 metres (five feet) in length (as earlier outlined, only one RC hole has been drilled since August 2002, as part of the Company’s surface exploration program described in Sub-Section 12.4.2) .

Most RC samples were consecutively numbered from the top of a hole, with a prefix of the drillhole number (for example, sample IH070010 is the tenth sample from drillhole IH-070, which is from 15.20 to 16.72 metres [45 to 50 feet] below the collar). For RC holes where sample tags were used, the from-to and sample numbers were recorded on drillhole-specific sample logs. Approximately 0.05 kilograms (0.1 pounds) of each chip sample was retained in chip trays for logging by the responsible Company geologist.

GREAT BASIN GOLD LTD.

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HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

14.4      Channel Sampling

I-drift channel face samples were and are collected by sampling from left to right, starting with the hangingwall/footwall, vein material and then hangingwall/footwall material to the right of the sampled vein. Sample sizes were and are up to a maximum of five kilograms (11 pounds). Grade control channel samples at stope faces and backs are chipped across the width of a vein of interest and/or a waste portion of a face, rib or back. The sampler collects between a minimum of 2.3 kilograms (five pounds) and a maximum of 6.8 kilograms (15 pounds) of material.

15      SAMPLE PREPARATION, ANALYSES AND SECURITY

The text contained in the following Sub-Sections 15.1 and 15.6, inclusive, is an update of the text contained in Section 13 of the February 2009 Technical Report. The various details have not been independently verified by SGA. However, as part of its due diligence process, SGA reexamined and re-confirmed the various details by means of discussions with Company/Rodeo staff members on-site, at the Company’s Winnemucca, NV, field office and at the Company’s operational head office at Sandton, SA. On-site observations were also made during the principal author’s March 2009 site visit.

15.1      Procedures

The flow charts suggested by Figures 15.1, 15.2 and 15.3 illustrate the sampling and analytical protocols for split drillcore samples (Figure 15.1), whole drillcore samples (Figure 15.2) and RC chip samples (Figure 15.3) from Hollister Property. The flow charts are stated to apply to the Company’s/Rodeo’s exploration period from 1998 to 2001 (i.e. during the Company’s period of tenure from August 1997 to July 2002), since when the Company has not drilled any RC holes that materially influence the mineral resource estimates described in Section 19 of this Technical Report. Hecla drilled only underground holes and took split and whole core samples, for which the procedures summarized on Figures 15.1 and 15.2 equally apply. Figures 15.1 and 15.2 also fairly reflect the Company’s current sampling and analytical protocols for split drillcore samples, albeit that details of the responsible laboratory/company names and mesh sizes have changed, as the following text suggests.

15.2      Responsible Laboratories

Between 1998 and 2001, as well as during 2006 through December 2007, the primary analytical laboratory responsible for the preparation and analysis of surface diamond drillhole samples and Hecla’s underground channel and diamond drillhole samples was Inspectorate America Corporation’s laboratory at Sparks, NV (“IAC”, ISO 9001: 2000 accredited). During these periods, IAC collected the samples from the relevant field office for transport to their laboratory for sample preparation and analysis.

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GREAT BASIN GOLD Inc
Hollister Project
1999- 2001 Drill Core Flow Chart

± 5 ft
HQ Core Sample (Some Reduced to NQ)
Cored Portions of Drill Holes from IH013 onwards
Samples Transported from Site by GBG Truck to Battle Mountain Office
Photographs Archived on CD
Core Photography
Logged, Photographed & Sampled at GBG Battle Mountain Office
Core Sawn or Split
½ Core Remainder
½ Core Original Split e.g. 671010
Stored in Core Boxes at GBG Warehouse Battle Mountain, Nevada
Insert After Sample with Visible Gold
Coarse Blank e.g. 211543
½ Core Samples Shipped by GBG or ALS Chemex Truck to ALS Chemex Lab Elko, Nevada
Coarse Sample ± 5 kg e.g. 671010
Sample Dried, Weighed & Crushed to 70% -10 Mesh (or better)
Duplicates Trucked to American Assay Lab Sparks, Nevada
1 in 20 Samples
Selected Rejects > 1 Year Old Stored at Battle Mountain, Nevada
Rejects Stored at ALS Chemex Elko in Year Drilled.
7.5 kg Crushed Reject
± 500 g Regular Coarse Split e.g. 671010
Riffle Split
± 500 g Duplicate Coarse Split e.g. 671010
Regular & Priority Samples Prepared at ALS Chemex Lab Elko, Nevada Duplicates Pulverized American Assay Lab Sparks, Nevada
All Pulps > 1Year Old Retained Stored at Battle Mountain, Nevada
Pulps Stored at ALS Chemex Elko in Year Drilled
Pulverized to 95% -150 Mesh (or better)
250 - 375 g Pulp Reject
± 375 g Priority Pulp e.g. 671010
± 125 g Regular Pulp e.g. 671010
Riffle Split
± 500 g Duplicate Pulp e.g. 671010
Selected Priority Samples
Regular & Priority Samples by Truck to Sparks Nevada Regular Samples Shipped by Air to N. Vancouver BC
75 g GBG Standard Reference Sample eg. 671200 98GH1
<1 in 20 Priority Samples
1 in 20 Regular Samples
1 in 13 Duplicate Samples
Property Standard
Priority Duplicate Au Ag Analysis ALS Chemex Sparks Nevada
Regular Au Ag ICP Analysis ALS Chemex N. Vancouver BC
Duplicate Au Ag Analysis American Assay Lab, Sparks Nevada
Au 30 g Fire Assay AA or Grav. Finish Ag by AA or Grav. ALS Chemex N. Van. Also does ICP

Figure 15.1 – The Company’s Drillcore Sampling and Analytical Flow Chart
(that equally applied to Hecla’s exploration period from August 2002 to April 2007 and equally applies to the Company’s current exploration period, albeit that some details have changed)
(supplied by the Company)

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Hollister Project
Metallic Assay Flow Chart
(Example for Selected Samples

2 - 5.5 ft
Whole HQ Core Samples
25 Selected Samples in IH002 and IH003
Samples Transported from Site by GBG Truck to Reno Office
Core Photography
Photos Archived in GBG Files
Logged Photographed Sample Selection by GBG Personnel Reno, Nevada
Sampled by Chemex Personnel at GBG Office
Entire Sample Dried, Weighed & Crushed to >60% -10 Mesh
Transported by Chemex Truck to Chemex Lab Sparks, Nevada
Whole Core Sample ± 5 kg e.g. IH004134 634.5
4 kg Crushed Reject
Stored at GBG Warehouse Battle Mountain Nevada
After Every Sample
Riffle Split
1000 g Mainstream Split e.g. IH004134 634.5
600 g Silica Sand Blank Coarse
Pulverize to >90% -150 Mesh
After every Sample
Samples Prepared at Chemex Lab Sparks, Nevada
Riffle Split
1000 g Mainstream Pulp e.g. IH004134 634.5
600 g Silica Sand Blank Pulp
150 mesh Screen
125 g MGL or Chemex Gold Standard Inserted (e.g. 96-5H2)
Standard Reference Material
1/7 of samples (Not Screened)
Weigh -150 Mesh Fraction
Weigh & Assay Entire +150 Mesh Fraction
Samples Assayed Chemex Lab Sparks, Nevada Pulp Shipped by Air to Chemex Lab Vancouver, BC for Multi-Element Analysis
900 g Screened Pulp Reject
Stored at GBG Warehouse Battle Mountain Nevada
-150 Mesh Assay "A"
-150 Mesh Assay "B"
-150 Mesh Assay "C"
+150 Mesh Assay
Silica Sand Blank Assay
Au/Ag 30 g Fire Assay Gravimetric Finish Multiple Technique AA for Sb, As, Se, Hg & 32 Element ICP
Average A, B & C
Weighted Average Result

Figure 15.2 – The Company’s Whole Core Sampling and Analytical Flow Chart
(that equally applied to Hecla’s exploration period from August 2002 to April 2007 and equally applies to the Company’s current exploration period, albeit that some details have changed)
(supplied by the Company)

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Hollister Project
Reverse Circulation Drilling Flow Chart

5 ft
6 Inch Diameter
RC Chips
1999-2001 RC Pre-Collars
IH018 onwards
Cyclone
± 90 lbs
Cyclone
Reject
Sample Mixed
by Hand
Chip Trays Shipped
to GBG Battle Mountain
Office for Logging
Samples Prepared
at Drill Site
GBG
< 0.1 lbs
Chip Tray
± 30 lbs
Subsample
Reject
± 120 lbs
Site
Reject
± 40 lbs
Chips
e.g. IH013020
Discharged
at Drill Site
Driller Selected
"Scoop" Sample
Dried, Weighed
Crushed to
70% - 10 Mesh
(or finer)
Samples Picked
up by ALS Chemex
Truck & Delivered
to ALS Chemex Lab
Elko, Nevada
Rejects Stored at
ALS Chemex Elko
in Year Drilled.
9 lbs
Coarse
Reject
8 - 10 lbs
Regular
Sample
e.g. IH013020
Riffle
Split
Samples
Prepared at
ALS Chemex
Elko, Nevada
Selected Rejects > 1
Year Old Stored at
Battle Mountain, Nevada
Pulverized to
95% -150 Mesh
(or finer)
500 g
Regular
Split
e.g. IH013020
Riffle
Split
Pulp
Reject
Pulps Stored at
ALS Chemex Elko
in Year Drilled
All Pulps > 1Year Old
Retained Stored at Battle
Mountain, Nevada
Pulp Samples
Shipped by ALS Chemex
Truck to ALS Chemex
Sparks, Nevada
then by Air to
N. Vancouver BC
Pulp
Reject
Regular
Au Assay
ALS Chemex
N. Vancouver
BC
Au 30 g Fire Assay
AA Finish
34 Element ICP
on Au results > 2 ppm
Stored at ALS Chemex
N. Vancouver & HDI
Warehouse

Figure 15.3 – The Company’s 1998 to 2001 RC Chip Sampling and Analytical Flow Chart
(no RC holes were drilled during Hecla’s exploration period and only one RC hole has been drilled by the Company since April 2007, as part of its surface exploration program targeting mineralization other than the which is the subject of this Technical Report)
(supplied by the Company)

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From April 2007 the Company’s underground diamond drillhole samples, as well as all channel samples, were prepared at ALS Chemex’s laboratory at Elko, NV (ISO 9001-2000 accredited). Pulverized assay samples were transported by truck from Elko to ALS Chemex’s laboratory at Unit 7, 994 Glendale Avenue, Sparks, NV (ISO 9001-2000 accredited), from where all the regular/mainstream samples were forwarded by air express to ALS Chemex’s main laboratory at 212, Brooks Bank Avenue, North Vancouver, B.C. (ISO 17025 [Standards Council of Canada] and ISO 9001-2000 accredited) for assay analysis. The exceptions include:

  ALS Chemex’s laboratory at Sparks, NV (ISO 9001-2000 accredited), that carried out the gold and silver assays prior to drillhole IH-008, all the gold and silver assays in 1998 and all the priority (rapid turn-around) gold and silver assays in 1999 and 2000 (in 21 instances of drillcore samples from surface holes IH-007 to IH-213 and in 35 instances of drillcore samples from surface hole IH-214, priority analyses for gold and silver were required for inclusion in a company news release, prior to the completion of main stream results);

  American Assay Laboratories Inc. laboratory at Sparks, NV (“AAL”, ISO/IEC 17025 accredited) that did standard reference sample homogenization, splitting and round-robin analysis in 1998 and most of the duplicate assays between 1998 and 2001;

  Bondar-Clegg Laboratory Group’s (formerly ITS Bondar-Clegg, acquired by ALS Chemex in November 2001 – source: www.infomine.com) laboratory at of Sparks, NV and North Vancouver, B.C., who did standard sample preparation and some duplicate assay analyses in 1998;

  Assayers Canada Services (formerly Mineral Environments Laboratories or more commonly Mine-En Labs) laboratory at Vancouver, B.C., who carried out some duplicate assay analyses in 1998; and

  since April 2007 the Company’s underground diamond drillhole samples (from drillhole HDB-130) have been prepared at ALS Chemex’s Elko, NV, laboratory and then transported to ALS Chemex’s Sparks, NV, laboratory for analysis.

Between 1998 and 2001 samples with gold assays greater than 8.57 g/t (0.25 oz/st) were selected by the Company for precious metallics screen assays to determine total precious metal contents A total of 92 samples were sent: 54 gold and silver metallic screen assays were performed at ALS Chemex’s laboratory at Sparks, NV; and 38 gold-only metallic screen assays were performed at the ALS Chemex’s North Vancouver laboratory. For the early 1998 surface drillholes (IH-002 through IH-007) no regular gold and silver assays were carried out if gold and silver metallics had been completed.

Since December 2007 and through March 2009, sample preparation and all regular/mainstream gold, silver and metallics assays and any multi-element analytical work has been carried out at ALS Chemex’s laboratory at Sparks, NV (ISO 9001-2000 accredited). During the same period, duplicate assays were also undertaken by ALS Chemex at their Sparks laboratory. Since April 2009, sample preparation and all regular/mainstream gold, silver and metallics assays and any multi-element analytical work has been carried out at IAC’s Sparks, NV, laboratory (ISO 9001: 2000 accredited).

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15.3      Chain-of-Custody

All drilling, logging and sampling has been supervised by either Company/Rodeo or Hecla geological and engineering staff members, as appropriate. Drillcore was and is boxed and RC samples were bagged at the surface and underground drilling rigs; channel samples were and are bagged underground for transport to surface. Up to April 2007, the core boxes and bagged RC and channel samples were transported, by Company/Rodeo and/or Hecla personnel, to the Company’s/Rodeo’s warehouse at Battle Mountain or Hecla’s Winnemucca, NV, facility, as appropriate. Since April 2007 they have been transported, by Company/Rodeo personnel, to the Company’s/Rodeo’s secure, indoor facility at Winnemucca, NV.

15.3.1   Sample Bagging

Once an entire drillcore sample interval has been cut or split, the canvas sample bags containing the half core or whole core samples were and are sealed. The same procedure applies to the channel samples taken underground. Individual sample bags were and are then placed into wooden boxes for transport. Sample boxes awaiting transport were and are kept in a locked enclosure, prior to being picked up by a Company/Rodeo truck or by the responsible laboratory’s truck for delivery to responsible laboratory’s sample preparation facility. The same general procedure was followed by both the Company/Rodeo and Hecla in the exploration periods prior May 2007.

15.3.2   Coarse Sample Preparation

At ALS Chemex’s Elko facility (all procedures carried out by ALS Chemex):

  the Company’s half core samples and channel samples were dried, weighed and jaw-crushed to 70 percent less than two millimetres (10 mesh) to yield approximately 5.0 kilogram (11 pound) coarse samples that were/are riffle split to form approximately 0.5 kilogram (1.1 pound) regular/mainstream samples and, at a ratio of 1: 20, duplicate coarse samples that too weight approximately 0.5 kilograms (1.1 pounds); whereas the Company’s whole core samples were dried, weighed and crushed to 60 percent less than two millimetres (10 mesh) to yield approximately 3.5 to 5.0 kilogram (7.7 to 11 pound) coarse samples that were/are riffle split to form approximately one kilogram (2.2 pound) regular/mainstream samples; and

  the Company’s RC samples were dried, weighed and crushed to 70 percent less than two millimetres (10 mesh) and then riffle split to form approximately 3.6 to 4.5 kilogram (8 to 11 pound) regular/mainstream coarse samples.

During Hecla’s period of involvement at Hollister Property (August 2002 to April 2007), entire vein samples from the HDB series of drillholes, as well as all channel samples, were dried and jaw-crushed to 90 percent passing 10 mesh. For metallics assays one kilogram sub-samples were taken using a rotary splitter, for standard fire assays 300 gram samples were taken using a Jones splitter. The remaining crushed samples were then retained as coarse rejects.

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The same general procedure as outlined for preparing coarse drillcore and channel samples was followed at ALS Chemex’s Sparks, NV, laboratory, except half core, whole core and any channel samples were dried and the entire samples were jaw-crushed to 90 percent passing 10 mesh. The crushed material was then split using a Boyd rotary splitter to form 1,000 gram sub-samples (information verified by ALS Chemex). The remaining crushed samples were retained as coarse rejects. The same general procedure for preparing coarse drillcore and channel samples is now also followed at IAC’s Sparks, NV, laboratory (information verified by IAC), except:

  half core and channel samples (prepared for regular fire assay) are dried and jaw-crushed to 90 percent passing 10 mesh, with 300 gram sub-samples being split using a Jones splitter (the remaining crushed samples are retained as coarse rejects); and

  whole core samples (prepared for metallics assay) are dried and jaw-crushed to 90 percent passing 10 mesh, with 500 gram sub-samples being split using a rotary splitter (the remaining crushed samples are retained as coarse rejects).

15.3.3   Pulp Sample Preparation

When the Company’s coarse samples (mainstream and duplicates) were pulverized to form pulp samples at ALS Chemex’s Elko, NV, facility (all procedures carried out by ALS Chemex):

  coarse half core and channel samples were pulverized to better than 95 percent passing minus 150 mesh (106 microns) and then riffle split to form approximately 125 gram (approximately 0.28 pound) regular/mainstream pulp samples, 375 gram priority pulp samples and approximately 500 gram duplicate pulp samples for assaying;

  whole core coarse samples were pulverized to better than 90 percent passing minus 150 mesh to form one kilogram (2.2 pound) regular/mainstream pulp samples that were then screened at 150 mesh and weighed to form three minus 150 mesh assay samples (Samples A, B and C) of approximately 25 grams (approximately 0.9 ounces) each and one plus 150 mesh assay sample of approximately 25 grams (approximately 0.9 ounces); and

  RC coarse samples were pulverized to better than 95 percent passing minus 150 mesh and then riffle split to form 0.9 kilogram (2.0 pound) regular/mainstream pulp samples for assaying.

During Hecla’s period of involvement at Hollister Property, the coarse samples prepared from the HDB series of underground diamond drillholes and from channel samples were pulverized to 90 percent passing 150 mesh, using a large-capacity ring and puck pulveriser. Regular/mainstream pulp samples and pulp sample rejects were then compiled using the same method as outlined above.

As part of the pulp sample processes outlined and to preclude cross-contamination, an extra wash, with barren material, of the pulverizer was carried out. In the case of whole core samples

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prepared for metallics analysis, minus 150 mesh pulp samples A and C were stored as pulp rejects and the minus 150 mesh pulp samples B, along with the plus 150 mesh sample were sent for analysis.

The same general procedure as outlined for preparing pulp samples was followed at ALS Chemex’s laboratory at Sparks, NV, except the 1,000 gram coarse half core, whole core and channel samples were pulverized to better than 85 percent passing 200 mesh, using a large capacity ring and puck pulverizer (information verified by ALS Chemex). In the case of IAC’s laboratory at Sparks, NV, the Company’s coarse half core, whole core and channel samples are pulverized to better than 90 percent passing 150 mesh, using a large capacity ring and puck pulverizer (information verified by IAC).

15.3.4   Rejects & Pulps Storage

Following sample preparation, the coarse half-core, whole core (approximately 900 grams/1.98 pounds per sample) channel sample rejects and pulp rejects were and are stored at the responsible laboratory for a period of a year, following which they were and are transported, either by Company/Rodeo staff, Hecla staff or laboratory staff members, to the Company’s/Rodeo’s Battle Mountain warehouse (to April 2007) or to the Company’s/Rodeo’s Winnemucca facility (after April 2007). One set of secondary pulps, remaining after analysis at ALS Chemex laboratory in North Vancouver, were stored at the Company’s warehouse at Port Kells, B.C. Coarse rejects were and are stored in bags held in pallet mounted wooden bins and the pulp rejects were and are stored in air evacuated, heat-sealed plastic pulp bags.

During the Company’s initial exploration period (August 1997 to July 2002) only selected RC and drillcore crushed rejects were stored, based on a minimum 17.14 g/t (0.5 oz/st) of gold assay criterion. Samples either meeting the criterion or falling between two adjacent samples that met the criterion were retained. Most of the other coarse rejects were held for a year and then discarded. Over the same period, all primary and master pulp rejects were stored.

15.4      Assay Methods

15.4.1   Gold Analysis

All the Company’s regular half core, RC, channel and duplicate samples were and are assayed for gold by 30 gram lead collection fire assay (“FA”) fusions with either a gravimetric or atomic absorption spectroscopy (“AAS”) finish. Most of the results were and are reported in parts per billion (“ppb”). Gold analyses greater than 10,000 ppb were and are re-analyzed by one assay-ton (30 gram) FA fusion, with a gravimetric finish; most of the results are reported in grams per tonne.

During Hecla’s period of involvement with the Hollister Gold Mine project, all samples from 31 drillholes were analyzed using standard fire assay methods:

  thirty gram samples were fire assayed and metal determinations were by gravimetric finish, with the majority assayed in duplicate or triplicate with the results averaged for the final assay value;

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  vein samples analyzed by standard fire assay that returned significant values were re-assayed using metallic screen procedures;

  for samples other than significant vein intercepts, the same fire assay procedures were used with metal determinations by AAS, rather than gravimetric finish; and

  all samples that returned FA-AAS values greater than 2,000 ppb for gold and greater than 100 ppm for silver were re-assayed with gravimetric finish.

15.4.2   Silver Analysis

The Company’s sample pulps were and are assayed for silver by nitric-hydrochloric acid (“aqua regia”) digestion and AAS finish, with the results reported in grams per tonne. Silver assays greater than 350 grams per tonne were and are re-analyzed by half assay-ton FA fusion with a gravimetric finish.

15.4.3   Multi-Element Analyses

The multi-element aqua regia digestion and Inductively-Coupled Plasma Atomic Emission Spectroscopy (“ICP-AES”) analysis method was used to assay for 35 elements. All drillcore samples up to HDB-186 and any RC samples with gold values greater than 2,000 ppb were assayed in this manner.

The ICP-AES reports include a silver result in parts per million (“ppm”, which values are used in the drillhole database), if no other silver analysis was available (as was the case for most RC samples). If the RC sample returned an ICP-AES silver result of greater than 100 g/t (2.92 oz/st), it was re-analyzed for silver by aqua regia digestion AAS finish. If the AAS result again returned a value greater than 350 g/t (10.21 oz/st), a FA-gravimetric finish silver assay was performed.

15.4.4   Arsenic, Antimony, Mercury & Selenium

Forty-one samples from drillholes IH-002 through IH-004 were analyzed for arsenic, antimony, selenium and mercury by AAS in addition to ICP (Table 15.1) . The following analytical methods were used: arsenic (in ppm) by aqua regia digestion and hydride AAS, antimony and selenium (in ppm) by HCl-KClO3 digestion, organic extraction AAS and mercury (in ppb) by HNO3-HCl digestion and flameless AAS.

15.4.5   Metallics

Metallic analyses on the Company’s fine fraction, whole core pulp samples were and are assayed for gold by 30 gram lead collection FA fusions with a gravimetric finish. The coarse fraction pulp samples were and are fire assayed for gold in their entirety. During Hecla’s period of involvement at Hollister Property, gold and silver determinations for the majority of the significant vein intercepts analyzed using metallic screen analysis.

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Table 15.1
Summary of Results of the 41 Samples Assayed for Arsenic, Antimony,
Mercury and Selenium, HDB, Hollister Property
(data from the April 2997 Technical Report by D. Stone)

Sample #	Arsenic		Antimony		Mercury		Selenium
	by AAS (ppm)	by ICP (ppm)	by AAS (ppm)	by ICP (ppm)	by AAS (ppb)	by ICP (ppm)	by AAS (ppm)
IH002210 959.3
IH002211 961.5
IH002212 965.5
IH002213 968.0
IH002214 972.3
IH002215 976.0
IH002216 977.5
IH002217 980.3
IH002218 984.5
IH002219 987.5
IH002220 990.0
IH002221 992.7
IH002222 994.7
IH002223 997.0
IH002224 1000.4	181 168 198 2,820 691 330 102 100 256 267 725 298 633 215 441	200 198 222 3,980 622 324 118 118 290 308 906 326 750 256 474	17 30 28 156 52 28 15 27 192 75 74 70 70 28 40	6 18 16 164 24 16 10 20 122 44 42 32 34 18 14	90 10 30 40 30 30 <10 30 100 120 200 430 300 40 430	<1 <1 <1 1 <1 <1 <1 <1 1 <1 <1 <1 <1 1 <1	4 10.4 19 44 17.4 22 10.6 8 48 33 8.4 4.4 5.8 19.4 5.4
IH003114 564.5 IH003115 567.9 IH003116 570.5 IH003200 971.5 IH003201 975.4 IH003202 980.5 IH003203 984.7 IH003222 1081.0 IH003223 1085.2 IH003224 1088.9	90 175 107 128 349 149 185 122 84 98	102 194 118 134 358 168 182 132 84 102	15 14.5 6.8 39 24 54 24 25 24 17	6 8 2 22 22 38 12 16 12 10	910 150 180 190 90 40 450 70 30 150	<1 <1 <1 <1 2 <1 <1 <1 <1 <1	5.6 8.2 2.2 4 6.2 26 4 4.8 7.2 2.2
IH004123 984.7
IH004124 984.7
IH004125 984.7
IH004126 984.7
IH004127 984.7
IH004128 984.7
IH004129 984.7
IH004130 984.7
IH004131 984.7
IH004132 984.7
IH004133 984.7
IH004134 984.7
IH004135 984.7
IH004136 984.7
IH004137 984.7
IH004138 984.7	155 597 307 517 239 345 220 1,245 36 66 91 369 853 1,620 360 166	170 652 326 584 266 424 246 48 72 1,310 106 450 886 1,700 394 178	7.2 34 46 110 192 17 5.6 2.6 5.2 54 2.2 55 91 129 23 12	6 26 36 90 132 12 4 6 4 42 <2 42 56 54 14 8	30 40 400 <10 <10 70 50 50 360 8,060 680 30 10 <10 140 290	<1 <1 <1 <1 <1 <1 <1 <1 <1 9 <1 <1 <1 1 <1 <1	4.8 47 10.6 >100.0 >100.0 12 1.8 0.4 3.6 98 8.4 >100.0 >100.0 >100.0 11 3.4

Based on the weights and proportions of precious metals in one fine fraction pulp (generally sample B) and the coarse fraction pulp, total metallic contents (“TMC”) were calculated by:

(average of fine fraction analyses x fine fraction weight) + (coarse fraction analysis x coarse fraction weight total sample weight

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The analysis provides an indication of the presence of relatively coarse precious metal grains, an abundance of which can cause homogeneity problems and affect the reproducibility of the precious metal assays due to the nugget effect.

15.5      Assay Validation

Quality Assurance/Quality Control (“QA/QC”) by the Company and Hecla was and is monitored using standards, blanks and duplicates. The additional analyses required for the QA/QC program exceeds ten percent of the overall analytical results for surface and underground drillcore. The program was and is separate from the internal QA/QC procedures used at the responsible analytical laboratories. Five main samples types are recognized:

  MS - regular or mainstream samples, which are submitted for preparation and analysis at the primary lab (the results comprise approximately 90 percent of the total database);

  ST - mineralized standard or reference sample pulps, of known precious metal concentration, which were prepared from coarse drill rejects from earlier surface drilling at Hollister Property (standards were submitted for analysis at the primary assay lab, as consecutively numbered pulps within each batch of mainstream pulps and at a frequency of approximately 1 in 20 of MS samples - the results comprise approximately 4.9 percent of the Company’s total assay database);

  DP - duplicate samples, submitted for analysis at a frequency of approximately 1 in 20 of MS samples (the results comprise approximately 4.9 percent of the Company’s total assay database) of which there are three basic sub-types:

    Lab-Lab - a second split taken from coarse sub-sample with the same sample number for pulverization and analysis (the sample marked DP is also a regular/mainstream sample),

    Selected - a second split taken, usually based on grade, after the initial are analytical results received (these samples may or may not be re-numbered, they may be assayed at the primary, at a secondary or at another laboratory and the regular sample is usually not marked DP), and

    In-Line - a second split is taken from the in the field or from the coarse sub-sample and given the next consecutive sample number, for pulverization and analysis with the MS samples at the primary lab immediately following the duplicated sample;

  SD - duplicates of standard reference samples submitted for analysis with lab-lab duplicates submitted for analysis at a frequency of approximately 1 in 13 of MS samples - the results comprise approximately 0.3 percent of the Company’s total assay database; and

  BL - coarse blank sample, which is submitted to immediately follow a visibly high-grade sample through crushing, pulverization and analysis at the primary lab (this designation was not pre-marked on the sample tags).

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As earlier outlined, drillcore and channel samples were and are logged and identified in the field with consecutively numbered sample tags, on which the QA/QC designations are pre-marked (with the above noted exception of blanks). For RC samples, pre-marked sample tags were not used and QA/QC designations, other than selected duplicates, were generally not applied.

15.5.1   Blanks

Blanks are essentially standards with no appreciable grade; they are used to test for precious metal contamination. Blanks inserted at the sample preparation stage can be used to test for cross-contamination between samples during the comminution process, as well as other sources of contamination. Blanks were and are designated by the responsible drillcore logging geologist to follow samples with visible high-grade gold-silver mineralization. The original blanks material comprised rhyolite collected by the Company from outcrop. However, it was determined that the material potentially contained trace amounts of gold, so it was replaced by a commercial, silica-rich, coarse landscape rock, which was and is bagged and tagged like a regular sample. The responsible laboratories also run blank cleaning sand or rock to immediately follow the mineralized sample through crushing, pulverization and analysis.

A quality control chart for blanks gold assays for the Company’s initial surface exploration period (August 1997 to July 2002) that covers Drillholes IH-001 to IH-216 is presented as Figure 15.4. It may be seen that most of the 67 blank results are at or near the detection limit for the analytical method used, as may reasonably be expected. In the case of the three blanks that ran greater than 0.50 g/t (0.015 oz/st) of gold, the elevated results may reasonably be attributed to the fact that they followed samples with gold grades of 62.2 g/t to 350 g/t (1.81 oz/st to 10.21 oz/st) through the crusher and pulverizer.

Figure 15.4 - Blanks Assay Results for Gold, Surface Drillhole Assay Stream,
August 1997 to July 2002 (the Company’s initial exploration period)
(from the April 2007 Technical Report by D. Stone)

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A quality control chart for blanks gold assays for Hecla’s underground exploration drilling period (February 2006 to April 2007) that covers Drillholes HDB-001 to HDB-175 is presented as Figure 15.5. It may be seen that most of the 647 blank results are at or near the detection limit for the analytical method used, as may reasonably be expected. In the few cases that the assays ran above the maximum limit of 0.2 g/t Au, the results may reasonably be attributed to the fact that they followed samples with significant gold grades. That only periodic anomalous values were reported suggests that close control was maintained over blanks QA/QC procedures both at the laboratory (IAC) and by Hecla.

Figure 15.5 – Blanks Assay Results for Gold, Drillholes HDB-001 to HDB-175,
February 2006 to April 2007 (Hecla’s Underground Drilling Program)
(compiled by the principal author of this report from unverified data supplied by the Company)

Quality control charts for blanks in the gold and silver assay streams from the Company’s/Rodeo’s underground drilling program from May 2007 to the cut-off date for this Technical Report of June 17, 2009 are presented as Figures 15.6 for gold and 15.7 for silver. It may be seen that prior to sample 310, a significant number of the blank samples reported anomalous gold and silver grades, which suggests an element of grade smearing between samples, hence the possibility of either inadequate cleaning between samples or calibration errors of approximately 0.2 g/t (0.0058 oz/st) for gold and 5.0 g/t (0.146 oz/st) for silver.

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Figure 15.6 - The January 2008 through June 17, 2009 Quality Control Chart for Blanks Gold Performance, HDB Series Drillholes, Hollister Gold Mine
(compiled by the principal author of this report from unverified data supplied by the Company)

Figure 15.7 - The 2008 through June 17, 2009 Quality Control Chart for Blanks Silver Performance, HDB Series Drillholes, Hollister Gold Mine
(compiled by the principal author of this report from unverified data supplied by the Company)

In the opinion of SGA, grade smearing prior to sample number 310 does not significantly diminish the overall robustness of the assay database because the errors, on average, are small compared with the average metal grades of the Hollister Gold Mine deposit, as reflected in the 2009 grade estimates reported in Section 19.5 of this Technical Report:

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  at approximately 0.2 g/t (0.0058 oz/st) for gold, the average variance/calibration error represents one half (0.5) percent of the average estimated gold grade of 40.00 g/t (1.167 oz/st) for the Measured and Indicated categories of mineral resource, at a gold grade cut-off of 8.57 g/t (0.25 oz/st); and

  at approximately 5.0 g/t for gold (0.146 oz/st), the average variance/calibration error represents 1.7 percent of the average estimated gold grade of 294.6 g/t (8.59 oz/st) for the Measured and Indicated categories of mineral resource, at a gold grade cut-off of 8.57 g/t (0.25 oz/st); however the overall database would benefit from a review and rationalization program, inclusive of inter-lab and independent check assay programs for the period from April 2007 to June 17, 2009 in particular.

15.5.2   Standards

Reference samples (standards) were and are inserted with the regular analytical sample streams since surface drillhole IH-002, inclusive of all the underground diamond drillholes and grade control channel sampling:

  as the samples were and are being marked out and tagged in the core boxes, if a ST tag was turned up a standard was inserted into the sample stream at that point;

  the geologist chose (and chooses) which of the specific standards to insert, based on the anticipated level of mineralization in the surrounding rock samples; and

  at the analytical lab, the samples arrived as blind (essentially anonymous), consecutively numbered pulps within a batch of regular pulps.

Prior to the creation of project-based reference samples in 1998, three standards from the Specogna gold-silver deposit of Misty Mountain Gold Limited on Graham Island, BC, were used. Since drillhole IH-010 (mid-1998) site-specific standards with either the same mineralogical composition as the material being analyzed or project-based reference samples have been used:

  in mid-1998, three project-based standards, 98GM2, 98GH1 and 98GV3, were prepared at Bondar-Clegg’s laboratory at Reno, NV, from coarse drillcore rejects of Vinini Formation vein rock material from drillholes IH-002 through IH-007, under the supervision of FSS International Consultants;

  in 2000, Standards LG4 and MG5 were prepared by CDN Resource Laboratories Limited of Langley, B.C. (“CDN”, preparation specialists of site-specific assay standards) from 2000 drillcore rejects of mineralized Vinini Formation rocks, although standard MG5 also contains a minor component of Tertiary Volcanic material from coarse RC cuttings; and

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  since 2000, a series of 12 site-specific, GS- and CGS-designated standards have been purchased from CDN and one site-specific standard has been purchased from MEG Laboratories at Reno, NV.

Details of the five project-based reference samples used for the Company’s initial surface exploration period (August 1997 to July 2002) that covers Drillholes IH-001 to IH-216, as well as the analytical performance for gold and silver of the samples, are presented in Appendix D to this Technical Report. It may be seen from this data that:

  the early results for both gold and silver, as received from ALS Chemex’s Reno, NV, laboratory tended to be the most inconsistent (which in part caused the Company to switch the primary laboratory to ALS Chemex’s North Vancouver facility);

  medium grade, (7.38 g/t Au and 144 g/t Ag) project standard 98GH1 was the most useful in terms of assessing mineralization in the grade range of interest (of the 407 blind gold assays of this standard, none were outside the defined limits);

  before it was used up in August 2000, the analytical performance of the low grade, (0.86 g/t Au and 11.5 g/t Ag) project standard 98GM2 was somewhat erratic - ALS Chemex and AAL reported over-limits for 21 samples from 466 runs and two samples out of 25 runs, respectively, but no gold or silver under-limits were reported (the spikes could be due to several reasons - the level of homogeneity in the bulk standard due to the presence of a few coarse gold nuggets, natural variation, analytical error or a combination of the above); and

  the analytical performance of the very high-grade sample (47.9 g/t Au and 679 g/t Ag) 98GV3, although very good for gold, was of concern with regard to a few of the silver results (several results were returned by ALS Chemex which were approximately one-half the expected value, it was later determined that there were analytical errors in calculation and/or reporting these results, but that insufficient material remained for re-analysis).

Hecla used sixteen different standard samples in their sample streams (Table 15.2), inclusive of Standards LG4 and MG5 used during the Company’s initial surface exploration program. Reference Standard Certificates for all the GS- and CGS-referenced samples may be accessed at www.cdnlabs.com/Goldstandards.htm.

Quality control charts for the standards used by Hecla during its underground drilling program from February 2006 to April 2007 (drillhole series HDB-001 to HDB-175, inclusive) are presented in Appendix E to this Technical Report. It may be seen from the presented results that where variability exists, it occurs in narrow assay ranges. Some notable exceptions exist, which may reasonably be attributed to mis-labelling or assay failure. Whatever the case, in the opinion of SGA, the database results for Hecla’s standards is robust. It would, however, benefit from review and reconciliation, with re-assays performed as required.

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Table 15.2
Summary of Assay Results for the Site-Specific Standards used by Hecla and the
Company/Rodeo during the HDB Series Underground Drilling Programs at
Hollister Gold Mine, HDB, Hollister Property
(data supplied by the Company)

Standard #	Gold Assay (g/t)	Standard Deviation (g/t)	3rd Standard Deviation (g/t)
LG4 MG5 SRM 0.028 98GV3 GS-P1 GS-30A GS-5C GS-2B GS-7A GS-10A GS-10B GS-10C GS-P5B GS-1D CGS-15 GS-4A	1.450 5.170 0.028 47.900 0.121 35.250 4.740 2.030 7.200 9.780 8.640 9.710 0.440 1.050 0.570 4.420	0.120 0.240 0.004 2.850 0.011 0.605 0.140 0.060 0.300 0.265 0.245 0.325 0.020 0.050 0.030 0.230	0.360 0.720 0.001 8.550 0.033 1.815 0.420 0.180 0.900 0.795 0.735 0.975 0.060 0.150 0.090 0.690

Quality control charts for the standards used by the Company/Rodeo during its underground drilling program from May 2007 to the cut-off date for this Technical Report of June 17, 2009 (drillhole series HDB-076 to HDB-302, inclusive) are presented in Appendix F to this Technical Report. It may be seen from the presented results that where variability exists, it generally occurs in narrow assay ranges. Some notable exceptions nevertheless exist and it is evident that in the case of standard GS-P1 and possibly GS-10B that either the standard was mislabelled in the assay stream or the result was misreported by the laboratory. Other examples may also readily be identified where either mis-labelling occurred or an assay failed. Whatever the case, in the opinion of SGA, the database of results for the standards used since April 2007 requires careful review and reconciliation, with re-assays performed as required.

According to advice received from the Company, there should be sufficient material remaining in the stored coarse and/or pulp rejects available for an appropriate review and reconciliation program to be completed on the standards results from February 2006 onwards. At the time of writing (June 2009) the Company/Rodeo had advised SGA that a standards dataset review and reconciliation program was being put in place.

15.5.3   Duplicates

The regular distribution of random duplicates within the drillcore samples was and is achieved by the use of pre-marked sample tag books. In this case, when a tag marked DP turned/turns up, the sample was and is designated as a duplicate. The sampler specially marks the sample bag to indicate to the preparation laboratory that it was to take a second split from the coarse sample after crushing. As earlier outlined, a tag marked SD (for duplicate standard) turned up/turns up, which ensured that the assay laboratory also received a regular stream of standards to test with the inter-lab duplicates.

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The duplicates results for the gold assay streams from the Company’s initial surface exploration period (August 1997 to July 2002) are summarized as Figure 15.8: the grades of the original/mainstream results are plotted on the X axis and compared with the duplicates results on the Y axis. The results reflect robust results: the datasets reflect correlation coefficients of between 0.927 and 0.998 with little scatter around the X=Y line, especially for the very high-grade samples.

Figure 15.8 – The Company’s Mainstream versus Duplicate Assay Results for Gold,
Hollister Gold Mine Project, August 1997 to July 2002
from the April 2007 Technical Report by D. Stone)

The duplicates results from the Company’s/Rodeo’s underground drilling program from May 2007 to the cut-off date for this Technical Report of June 17, 2009 (drillhole series HDB-076 to HDB-302, inclusive) are presented as Figure 15.9 for gold and Figure 15.10 for silver. The grades of the original/mainstream results are again plotted on the X axis and compared with the duplicates results plotted on the Y axis.

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Figure 15.9 – The Company’s Mainstream versus Duplicate Assay Results for Gold,
Hollister Gold Mine Project, May 2007 through June 17, 2009
(compiled by the principal author of this report from unverified data supplied by the Company)

Figure 15.10 – The Company’s Mainstream versus Duplicate Assay Results for Silver,
Hollister Gold Mine Project, May 2007 through June 17, 2009
(compiled by the principal author of this report from unverified data supplied by the Company)

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It may be seen from the duplicates results presented as Figures 15.9 and 15.10 that the overall correlation coefficient for gold is 0.843 and the overall correlation coefficient for silver is 0.995. The results for silver may reasonably be construed to be very robust. In the case of gold and in the opinion of SGA, the variance of the duplicate sample assays compared with the mainstream sample assays for the high-grade samples may reasonably be expected for the type of mineralization being assayed: the variance may reasonably be attributed to a partial nugget effect where micro-grains of gold selectively reported to one sample split during the sample preparation process, which may reflect sampling constraints in that the samples were not mixed homogenously or the samples were inadequately split. Whatever the case, in the opinion of SGA the few assay duplicates that report wide assay variance does not diminish the quality/robustness of the overall database:

  the bulk of the assay results more fairly reflect the range of gold grades found in the Hollister Gold Mine deposit; and

  if the results for the six very high-grade samples are excluded from the database, the dataset reports a correlation coefficient of 0.941; however the overall database would benefit from review and reconciliation, with re-assays performed as required, as well as an expanded inter-laboratory duplicate assay program.

15.5.4   Regular vs. Metallics Assays

Analysis of the assay data for regular and metallic gold and silver assays suggests that the effect of the metallic component appears to be limited and that the regular assay procedure accounts very well for the total precious metal content in the sample, even in those samples with a high metallic component. This is illustrated by:

  Figure 15.11 (for assay data before May 2007), which is scatter plot of the regular gold assay results with those for the TMC analytical procedure - the correlation coefficient of this data is 0.976 and the scatter about the X=Y line is low; and

  Figure 15.12 (for assay data before May 2007), which is a scatter plot of the silver results that reflects a correlation coefficient of 0.995 and a low scatter of data points around the X=Y line.

15.5.5   Conclusions

The QA/QC results for the drillhole assay database for the Hollister Gold Mine deposit were reviewed to assess the quality and performance of the sample preparation and analytical work performed. Four key areas were studied: contamination (analysis of blanks); accuracy (analysis of standards); precision (analysis of duplicates); and reproducibility (comparison of metallic screen assays and regular assays).

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Figure 15.11 - Regular versus Metallic Assay Results for Gold,
Hollister Gold Mine Project, August 1997 to July 2002
(from the April 2007 Technical Report by D. Stone)

Figure 15.12 - Regular versus Metallic Assay Results for Silver,
Hollister Gold Mine Project, August 1997 to July 2002
(from the April 2007 Technical Report by D. Stone)

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Analysis of the preparation blanks provides an indication that precious metal contamination appears to be negligible within the total database and that cross-contamination due to carry-over from high-grade samples is generally less than one percent overall. However, the results for the period May 2007 to late 2008 suggests the possibility of either inadequate cleaning between samples or calibration errors of approximately 0.2 g/t (0.0058 oz/st) for gold and 5.0 g/t (0.146 oz/st) for silver. The variability of the results during this period is however, small in comparison with the average grades of the Hollister Gold Mine deposit, with the result that the smearing effect outlined may reasonably be construed to not materially affect the validity of the overall assay database.

Variability is also apparent in the standards database, especially for the period extending from May 2007 to late 2008. Internal inconsistencies are apparent and if these were resolved then a much higher consistency of performance may reasonably be expected. Analysis of the database of duplicate splits highlights a high level of relative precision in the mainstream assay results with only a very few data pairs for very high-grade material reporting significant variance, as may reasonably be expected. The favourable reproducibility of the metallics assays lends further credence to the appropriate nature of the analytic method and the overall quality of the mainstream assay results.

Overall the results in each of the areas of study may reasonably be described as satisfactory to good, thereby lending a reasonable level of confidence to the veracity of the analytical results. The overall database would, however, benefit from thorough review and rationalization, inclusive re-assays as required, inter-lab and independent check assay programs for the period from April 2007 to June 17, 2009 in particular, and an expanded duplicates program going forward. Various recommendations are made in these regards in Section 22.

15.6      Bulk Density Data

15.6.1   Preliminary Data

Prior to the development of the underground workings at Hollister Gold Mine (hence for purposes of the Company’s preliminary mineral resource estimates summarized in Sub-Section 19.2), bulk density (or specific gravity) data was determined from the average of two sets of measurements on samples of mineralized epithermal quartz veins and breccias:

  the first set of measurements was carried out between 1998 and 2001, by the Company/Rodeo on 163 samples of drillcore from surface drillholes –

    each sample had a gold-equivalent grade of at least 3.43 g/t (0.10 oz/st) (details of metal price and metal recovery assumptions unknown),

    the measurements were carried out on dried, uncoated whole drillcores, with sample weights ranging between approximately 0.22 and 1.60 kilograms (0.49 to 3.53 pounds), and the measurements were taken by weighing the samples in air and in water,

    the results ranged from 2.04 to 3.00 g/cm3 (9.94 to 14.62 ft3 /st) with an average of 2.53 g/cm3 (12.33 ft3 /st), and

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  the second set of measurements was carried by ALS Chemex, at their laboratory at Elko, NV, on 24 drillcore pulp samples from the Company’s surface drilling program –

    each sample had a gold-equivalent grade of at least 3.43 g/t (0.10 oz/st) (details of metal price and metal recovery assumptions unknown),

    the measurements were carried out on pulverized (nominal 150 mesh) drillcore samples that averaged 0.76 metres (2.5 feet) in (original drillcore) length,

    the measurements were carried out using a pycnometer, and

    the results ranged from 2.64 to 2.89 g/cm3 (12.87 to 14.08 ft3 /st) with an average of 2.76 g/cm3 (13.45 ft3 /st) and the comparable water displacement measurements ranged from 2.27 to 2.65 g/cm3 (11.06 to 12.91 ft3 /st) with an average of 2.49 g/cm3 (12.13 ft3 /st).

Following Behre Dolbear’s 2001 review, presented in the aforementioned review report dated October 02, 2001, it was concluded that the pycnometer measurements might have been artificially higher than the true average insitu value, due to the influence of voids and fractured material that had not been taken into account. Behre Dolbear considered the Company’s results to be closer to the true average insitu value, but that again the method did not account for voids and fractures. An average bulk density of 2.50 g/cm3 (12.18 ft3/st) was as a result recommended and applied.

Measurements were not taken of samples of waste material - best guess estimates were instead assumed, based on published data for Ordovician quartzite, argillite and siltite (Manger, 1966). On this basis, an average bulk density of 2.57 g/cm3 (12.50 ft3/st) was assumed and applied, acknowledging at the time that quantitative measurements would in future be required.

15.6.2   Subsequent Data

Once the underground workings at Hollister Gold Mine had been established and the mineralized veins intersected, two bulk samples of mineralized material from each of the main mineralized veins were obtained and measured for average SG by McClelland Laboratories Inc. of Reno, NV (“MCI”). The results indicated average bulk densities of 2.57 g/cm3 (12.54 ft3/st) for mineralized material from the Gwenivere vein, 2.74 g/cm3 (13.35 ft3/st) for mineralized material from the Central Clementine vein and 2.62 g/cm3 (12.79 ft3/st) for mineralized material from the South Clementine vein. On this basis, an average bulk density of 2.65 g/cm3 (12.90 ft3/st) was assumed and applied for purposes of the July 2007 and June 2008 mineral resource estimates, along with an average bulk density of 2.57 g/cm3 (12.50 ft3/st) for waste material.

Since completion of the June 2008 mineral resource estimate, the Company has collected additional, bulk density data for unconsolidated bulk samples of mineralized material from Hollister Gold Mine, as well as data for bulk density measurements of whole rock samples. The whole rock sample data is considered by the Company to more fairly reflect the true bulk density of mineralized material from Hollister Gold Mine. Table 15.3 summarizes this database that suggests that the mineralized material has an average SG of 2.49 and an average dry bulk density of 2.64 g/cm3 (12.875 ft3/st).

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Table 15.3
Summary of SG and Bulk Density Results for Whole Rock Samples from
Hollister Gold Mine, HDB, Hollister Property
(unverified data supplied by the Company)

Sample #	Location	Rock Type	SG	Bulk Density
				g/cm3	ft3/st
298075 298076 298077 298079 298081 298083 298084 209089 298090 298101 298102 298103 198104 298105 298106 298107	East Gwen GV5 + 64
4550 WSC
4550 WSC
4550 ECC 16-22
4550 WCC 0-5
East Gwen GV5 + 103
4200 ecc
4550 esc 45-3 + 20
4550 wsc 45-3 + 40
East Gwen GV7 + 92.5
4550 WSC 45-8 + 63
4200 WCC 42-10 + 52
4200 ECC 42-9 + 63
4200 ESC 42-11 + 30
4200 WSC 42-8 + 95
	East Gwen GV-7 + 110	Vein Quartz Vein Quartz Quartz Vein Vein Quartz Quartz Vein Quartz Vein Vein Quartz Vein Quartz Vein Quartz Quartz Vein Quartz Vein Quartz Vein Quartz Vein Quartz stockwork Quartz Vein Quartz Vein	2.60 2.58 2.44 2.56 2.35 2.51 2.61 2.61 2.59 2.50 2.38 2.37 2.46 2.43 2.33 2.57	2.528 2.549 2.694 2.569 2.799 2.620 2.520 2.520 2.540 2.631 2.764 2.774 2.674 2.707 2.824 2.559	12.32 12.42 13.13 12.52 13.64 12.77 12.28 12.28 12.38 12.82 13.47 13.52 13.03 13.19 13.76 12.47
Averages	-	-	2.49	2.642	12.875

16      DATA VERIFICATION

The text contained in the following Sub-Sections 16.1 and 16.3, inclusive, is an update of the text contained in Section 14 of the February 2009 Technical Report. In the opinion of SGA, the verification procedures applied to the drillhole and assay databases from the Company’s/Rodeo’s initial surface exploration program was rigorous; they either met or exceeded industry standards. However, the database of results has not since been independently verified, or at least internal Company/Rodeo verification procedures only have been carried out since October 2001. A full independent review and verification of the complete database is, as a result, recommended in Section 22 of this Technical Report.

16.1      Database Description

In 1998, Great Basin Gold compiled the drillhole data for 1981 through 1994 in Access/Gemcom database format, from ASCII format files provided by Newmont (Collar.dat, Col95Ex.dat, Survey.dat, Assay.dat, Dhd_Mult.dat, Lith.dat). Data for the Company’s 216 surface holes drilled between 1998 and 2001 was added as the project progressed through 2001, followed by data for Hecla’s 175 underground drillholes and finally data for the Company’s underground drillholes. The data was compiled in a Microsoft Access 97 database which was compatible with Gemcom Software International Desktop Edition Version 4.11. Two copies of the database (GcdbIH.mdb) were maintained - a master copy in the Company’s Vancouver head office and a satellite version at the Company’s Battle Mountain site. Field log data and collar survey information was entered at Battle Mountain in Excel spreadsheets formatted for direct importation into the corresponding Access tables. Apart from files containing drillhole collar and downhole survey data, geological and geotechnical logging data, the database comprised three main assay data tables:

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  Sample – sample logs were entered in the field, including from-to, sample number and analytical quality control data;

  Results – containing the analytical results, as reported by the responsible laboratory, including text characters such as < (less than), NotRcD (not received) and quality control results; and

  DrillholeA_ASSAYS – the contained combined sample and results data in Gemcom format, with the results reported in numerical format.

During 2007, the data was moved and entered into an SQL Fusion database that is able to underpin three-dimensional geological modeling packages such as Vulcan and DatamineTM. It is this database that the Company now maintains at its operational head office at Sandton, SA, and at its Winnemucca, NV, field office. The metal assay information in the Company’s database is presented in grams per metric tonne (g/t) and troy ounces per short ton (oz/st), with the following conversion factors applied: one Troy ounce per short ton (oz/st) = 34.2857 g/t; and 1 g/t = 1 ppm or 1,000 ppb.

16.2      Verification Approach

The Company’s verification of the analytical database started on June 06, 2000. A report was printed for each drillhole with the Hole-ID, From, To, Interval, Sample #, Au ppb, Au g/t, Ag g/t, Chemex #, and Ag Source. The data for each drillhole was saved to Excel spreadsheets labeled with the hole number and the date (e.g. IH-077(July 4).xls), which files became the controls for later verification.

Verification of the analytical results for holes IH-001 through IH-189 was completed on April 06, 2001. Assay verification was also carried out on all assays with results greater than 10,000 ppb gold and 350 g/t silver; the results for the sample stream standards were also verified. Once completed, the verification was reviewed and the errors entered in a new database (Assays Corrections.mdb). From this, an error report was printed out and the main database was corrected. After the corrections were made, the data files were exported to an Excel file (2nd pass Export [Oct 18/00).xls] and given a final check.

Data validation, verification and error correction was and is on-going as drilling has progressed. Drillhole collar surveys were and are validated in the field, by plotting the drillhole collar locations on a detailed topographic plan and verifying the survey notes. Drillhole logging, sampling and assay data is validated by checking for overlapping intervals, sampling interval gaps, the assay results for standards, duplicates and blank and by manual checking of database printouts against original logs and assay certificates. Two people manually compare the printed lists with the original records, (field logs, survey notes, analytical certificates, etc.): one person reads the values on the printed list aloud, while the other person visually scanned the corresponding originals for mismatched records. Corrections are applied to the original data entry files, or by re-issue of source files from the original service provider. The corrected files are then re-imported into the database.

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Visual checks were and are also used as part of the data validation process: geological and analytical data was and is plotted in plan and cross-section and then modeled in three-dimensions to ensure that the digital output fits within reasonable topographic, structural, lithologic, mineralization and veining constraints of the Hollister Gold Mine deposit.

On-going verification of the assay data tables of the master database held at the Company’s Sandton, SA, offices and the satellite version held at the Company’s field office (Battle Mountain prior to April 2007, then Winnemucca, NV) was and continues to be synchronized, using the same source files. For example, sample log data was and is entered in an Excel spreadsheet, printed, checked for errors and corrected at the field office. The file is imported into the field office database and then e-mailed to the Sandton, SA, offices and imported there. Other logging information was and is entered in a similar manner. Since most data entry and logging errors were and are identified at an early stage, the corrections were applied to the original Excel file. Weekly transfer of the source files keeps the databases up-to-date with new information, with the latest corrections applied automatically.

For disclosure purposes and QA/QC review, the analytical data was and is handled at the Company’s/Rodeo’s Winnemucca, NV, filed office. At the time of writing (June 2009), the database was being centralized at the Company’s main operation offices at Sandton, SA. Once the centralization process is complete, QA/QC reviews will be carried out at the Company’s Sandton offices, with the Winnemucca field office being updated by e-mail as and when required/appropriate. Queries were and are run at both locations to update the data files. If an error was or is found, the correction was and is applied to the original Excel source file, which was and is then re-imported. If there was or is any uncertainty regarding the original record, the source of the information was and is re-checked, inclusive of drillcore photologs, the drillcore itself and re-analysis in the case of analytical results. For analytical results reported as a nonnumerical value, the following protocol is used in the drillhole database (in which there are no negative or zero values):

  if an over-limit value is reported for any element (e.g. >10,000 ppm Au) and the relevant sample is not re-analyzed, the value in the database is expressed as the base value of the stated over-limit assay (10,000 ppm for the case outlined);

  lower detection limit values are expressed as half the numerical value given (e.g. <5 ppm becomes 2.5 ppm);

  not-received (NotRcd) and other non-numerical results are reported as blanks.

16.3      Independent Verification

In October 2001, the Company retained Behre Dolbear to audit the Company’s preliminary mineral resource estimate (Sub-Section 19.2, with the results detailed in the aforementioned report by Behre Dolbear dated October 02, 2001). As part of this review, Behre Dolbear selected approximately ‘five percent of the drillholes in the Great Basin Gold database to verify the data entry against the original ALS Chemex assay certificates in Great Basin’s Battle Mountain office. Behre Dolbear noticed three samples with different gold and/or silver grades in the database file provided by Great Basin. Further examination indicates that one of the samples

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was based on an assay certificate of ALS Chemex in Sparks, Nevada, which was not included in the assay certificates in Great Basin’s Battle Mountain office. The other two samples were based on assay certificates superseding the original assay certificates in Great Basin’s Battle Mountain office. It was obvious that out of date assay certificates in Great Basin’s Battle Mountain office caused the confusion. Behre Dolbear believes that all the assays have been correctly entered into the Great Basin Gold database.’ (Behre Dolbear, 2001). No independent verifications of the Company’s drillhole and assay database have since been carried out.

17      ADJACENT PROPERTIES

The following text is an update, by the principal author of this Technical Report, of the text presented in Section 15 of the February 2009 Technical Report. In preparing the update, various documents were sourced on the web, reference was made to the cited papers and discussions were held with Company/Rodeo staff members during the author’s site visit of March 2009. Readers are, however, cautioned that the principal author of this Technical Report has not verified the presented information that is not necessarily representative or indicative of mineralization found either at Hollister Gold Mine, on the HDB or on Hollister Property.

17.1      Carlin Trend

Gold was discovered in the vicinity of the town of Carlin in Eureka County, NV, in the 1870s, but there was very little production until 1909 and only about 22,000 Troy ounces of gold were produced between 1909 and 1964 (Hausen, 1969). Placer deposits were discovered in 1907, but these were small. It was not until 1961 that the first large, disseminated (Carlin type) gold deposit found, near the town of Carlin, which Newmont quickly developed as an openpit operation called Carlin Mine.

Carlin Mine began producing gold in 1965, but at the then-prevailing gold price of US$35 per Troy ounce little interest was generated in the larger mining world. However, when the gold price shot up in the late 1970s, mining companies rushed to look for similar deposits (Hausen, 1969). Numerous deposits were found and developed along what became known as the Carlin Trend, which has since produced more gold than the any other mining district in the United States. Gold production surpassed 50 million troy ounces (1,555 tonnes) in 2002 (source: www.nbmg.unr.edu). In 2007, Carlin Trend mines accounted for 70 percent of total gold production in the United States (source: Mining review, Mining Engineering, May 2007, p.28). Fourteen active mines remain.

17.2      Mining Operations

Most of gold produced along the Carlin Trend came (and still comes) from Carlin-type deposits that comprise structurally controlled, disseminated gold mineralization in carbonate rocks of Palaeozoic age that have been metamorphosed to varying extents. The deposits have been exploited using mainly openpit methods with cyanide heap leaching (that was pioneered on Carlin Mine) and later bio-leaching.

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Underground mining, in higher-grade mineralized material located down-dip from existing open pits, started in 1994, with two extensions from Carlin Mine openpit. Various underground mines still operate but only one, Newmont’s Midas Mine (formerly Ken Snyder Mine), may reasonably be construed to operate in a similar geological environment to that found at Hollister Gold Mine: long-hole and shrinkage stoping methods are employed to extract low-sulphidation, gold vein mineralization hosted in Tertiary volcanics.

17.3      Silver Cloud Property

Of the mineral properties that have been or are currently being developed along the Carlin trend, perhaps the most significant in terms of Hollister Gold Mine and the larger Hollister Property is Silver Cloud Property (albeit that little activity appears to have taken place over the past three years). It is located approximately eight kilometres to the southwest of the HDB. According to the earn-in agreement with Teck Cominco (now Teck Resources Limited of Vancouver, B.C., or “Teck”), Geologix Explorations Inc. of Vancouver, B.C. (“GEI”) owns 65 percent (Teck 35 percent) of the Silver Cloud claims, subject to underlying lease agreements with Placer Dome Inc. (“Placer”, purchased by Barrick Gold Corporation in 2006) and a local underlying owner (source: www.geologix.ca).

Silver Cloud Property covers a large hydrothermal alteration zone in the same volcanic rocks as those found at the HDB. Previous exploration by Teck and Placer showed the existence of low-sulphidation, bonanza-grade vein occurrences beneath the mercury-bearing hot spring silica deposits. Results reported by GEI include drill intercepts, in widely separate target areas, of: 1.5 metres (4.92 feet) grading 157 g/t (4.58 oz/st) of gold at a depth of 318 metres (1,043 feet); and 12.2 metres (40 feet) grading 5.53 g/t (0,16 oz/st) of gold at a depth of 208 metres (682.4 feet). Two cored holes drilled by GEI in other areas encountered highly anomalous gold and silver and trace elements in sulphide-rich breccias and low-temperature banded quartz veins (source: www.geologix.ca).

Recent geological mapping by GEI (over approximately 6,700 hectares/16,556 acres) revealed argillic alteration in two broad, roughly east-west belts, possibly reflecting deep-seated, open fractures, at the time of hydrothermal activity, in the Ordovician Vinini/Vinini Formation. An east-west structural component is supported by a gravity geophysical survey by GEI, as well as grid soil sampling that reveals a strong east-west control to precious metal distributions. One of the east-west belts occurs in the vicinity of previous drilling by Teck and Placer, the other in the northern portion of the Silver Cloud Property on an apparent continuation to an alteration zone extending west from Hollister Property. This northern area has received only cursory exploration within the borders of the Silver Cloud Property (source: www.infomine.com).

Re-logging of past drillholes and compilation and reinterpretation of all previous geochemical results (as well as new GEI data from rock and soil grid surveys) is reported to have revealed significant geochemical zoning patterns, as well as trace-element halos and plumes that potentially developed above productive vein occurrences. Downhole geochemical trends at Silver Cloud Property show a sharp increase in gold approximately 200 metres (656 feet) below surface. Current/2009 drill targeting has utilized a combination of geological, geochemical, and geophysical parameters (source: www.infomine.com).

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GEI completed an E-Scan, three-dimensional resistivity survey over the southern portion of Silver Cloud Property to help with identification of alteration styles and trends, as well as the core elevations of the identified resistive zones. Combining this data with geology, geochemical and other geophysical (gravity and magnetic) information helps target prospective alteration within the elevations projected as favourable for precious metal deposition (source: www.infomine.com).

18      MINERAL PROCESSING AND METALLURGICAL TESTING

The text contained in the following Sub-Sections 18.1 to 18.5, inclusive, is an update of the text contained in Section 13 of the February 2009 Technical Report, supported by information contained in the aforementioned consultancy reports to the Company by Kappes Cassiday & Associates, MCI, Jerritt Canyon Laboratory, Carlin Metallurgical Laboratory, Hanlon Engineering & Architecture Inc. and JBR. The various details have not been independently verified by SGA. However, as part of its due diligence process, SGA made cross-references to various Company news releases and examined various key details of the Company’s processing plans by means of discussions with Company/Rodeo staff members on-site, at the Company’s/Rodeo’s Winnemucca, NV, field office and at the Company’s operational head office at Sandton, SA.

Jerritt Canyon Laboratory is at Jerritt Canyon Mine, Elko County, NV, which is approximately 79 kilometres (approximately 49 miles) to the east-northeast of the HDB. It is owned by Queenstake Resources Ltd. (“Queenstake”), now Yukon-Nevada Gold Corporation (“YGC”, which is listed on the Toronto Stock Exchange [trading symbol: YGC]). Carlin Metallurgical Laboratory was owned by Homestake that in 2002 merged into Barrick Gold Corporation (“Barrick”, the world’s pre-eminent gold producer that is listed on the New York Stock Exchange – trading symbol ABX). Hanlon Engineering & Architecture Inc. (“Hanlon”) of Tuscon, Arizona, and JBR carried out preliminary engineering, environmental and permitting due diligence audits of the Esmeralda Property.

18.1      Overview

The anticipated long lead times for permitting and constructing a dedicated, on-site processing and tailings storage facilities, coupled with the estimated capital cost of building such facilities at the HDB, led the Company to the decide to pursue alternative strategies such as toll-processing and purchase agreements for mineralized material from Hollister Gold Mine (in 2007, Gekko Systems [Pty] Limited of Ballarat, Australia, estimated a capital cost of US$40 million for an on-site processing plant at the HDB). Toll processing and purchase agreements were actively pursued during 2007 and 2008, during which time various bulk samples were supplied to process-relevant, operational Carlin Trend processing facilities.

The Company continued to assess processing options through 2008. However, the metallugical results, combined with evaluations of the results of various bench-scale metallurgical testwork programs and the toll-processing terms agreed as part of the Company’s/Rodeo’s bulk sampling and processing program, led the Company to decide to purchase Esmeralda plant and related infrastructure (see the Company’s news release dated December 08, 2008). The Company’s

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project development plans now include the processing of all ROM mineralized material from Hollister Gold Mine at a refurbished and upgraded Esmeralda facility (the Company’s reasonable expectation is that the use of the facility will optimise future potential financial returns). However, until such time as the plant is fully operational, bulk samples will continue to be toll-processed at Newmont’s Midas processing facility at Midas Mine. Summarises of the metallurgical testwork, processing options and bulk sampling program are presented in SubSections 18.2 to 18.4, inclusive. Details of the Esmeralda mill are presented in Sub-Section 18.5.

18.2      Preliminary Testwork

Preliminary metallurgical testwork was carried out in 2000 and in 2005 and 2006 with the objective of identifying and delineating, in metallurgical terms, different types of mineralized material for subsequent optimization testing, as well as to identify appropriate testing methods:

  in December 2000, Kappes Cassiday & Associates of Reno, NV (“KCA”) carried out preliminary gravity recovery, direct cyanide leaching, and carbon-in-leach (“CIL”) bench- scale studies on three composite samples;

  during 2005, two groups of cyanide soluble assays were performed by AAL on stored pulp rejects from individual drillhole sample intervals from the Company’s 1998 to 2000 drilling programs (the results of which prompted a short program of bottle roll tests); and

  in January 2006, Barrick and Queenstake carried out preliminary roast/leach and autoclave/leach simulation testing on a channel sample composite from exposures of the Gwenivere vein.

It was concluded from the results summarized in the following Sub-Sections 18.2.1 to 18.2.3, inclusive, that:

  future composites for metallurgical testing should be based on the logical mining sequence and grade rather than delineated types of mineralized material;

  because of the presence of preg-robbing components, conventional CIL and roast/leach CIL were appropriate process technologies for final testing; and

  the mineralized material that was likely to be mined could be processed to commercially acceptable metal recoveries.

18.2.1   Kappes Cassiday & Associates

In July 2000, the Company contracted KCA to undertake preliminary metallurgical testwork on samples of mineralized material intersected during the Company’s surface exploration drilling program described in Sub-Section 13.2. The results of this work are presented in KCA’s aforementioned consultancy report dated December 20, 2000, as well as in the April 2007 Technical Report.

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Three composite, one kilogram metallurgical samples were compiled by the Company from drillcore intersections comprising: banded quartz adularia illite with gold and silver in quartzite (Sample No. 29228); kaolinite mineralization with cryptic gold (Sample No. 29229); and banded quartz adularia illite vein with gold and silver in argillite (Sample No. 29230). Table 18.1 summarizes the results of KCA’s headgrade analyses for these samples, which may reasonably be described as representative of the mineralized vein material that had, at the time, been intersected by surface drilling in the HDB. Details of the locations of the samples are presented in KCA’s aforementioned report dated December 20, 2000.

Table 18.1
Summary of Headgrade Analyses by Kappes, Cassiday & Associates, December 2000
(data from the April 2002 Technical Report by Ross Granville & Associates Ltd. and R. Banner Ltd.)

Sample #	Gold (g/t)				Silver (g/t)
	Head 1	Head 2	Head 3	Average	Head 1	Head 2	Head 3	Average
29228 29229 29230	99.88 29.11 40.32	102.22 27.07 28.61	- - 27.50	101.05 28.08 32.14	445.7 15.6 200.3	439.0 23.7 285.4	- - 295.2	442.4 18.7 293.6

The following bench-scale tests and analyses were carried out: head analyses, including as-received screen analyses with assays by size fraction; gravity recovery and cyanide leaching; grind time versus size analysis; grind size versus recovery testwork; and grind size versus sodium cyanide (“NaCN”) concentration. The major findings of the program were:

  a 14 to 28 percent recovery of gold to concentrate was achieved in a gravity recovery circuit utilizing a 75 millimetre diameter Knelson bowl, with a mass pull of some 7.5 percent (Table 18.2);

  a 96 to 98 percent gold recovery was achieved in the bottle roll tests, after a 96 leach time at a nominal grind size of 80 to 85 percent passing 75 microns in a carbon-in-leach (“CIL”) circuit (Table 18.3, both gold and silver recoveries in the CIL tests versus direct cyanidation, indicating the material tends to be preg-robbing; organic carbon contents were measured at 0.26 to 0.44 percent); and

  a cyanide consumption rate of 2.6 to 8.4 kilograms per tonne of mineralized material and a corresponding lime consumption rate of 2.0 to 5.0 kilograms per tonne of mineralized material (Table 18.3).

Table 18.2
Summary of Gravity Concentration Tests (1.0 kilogram samples)
by Kappes Cassiday & Associates, December 2000
(data from the April 2002 Technical Report by Ross Granville & Associates Ltd. and R. BannerLtd.)

Sample #	Fraction	Weight (%)	Gold Assay (g/t)	Weight Gold (%)
1 2 3	concentrate concentrate concentrate	7.37 7.40 7.40	188.2 106.84 114.55	14.8 28.3 27.8

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18.2.2   American Assay Laboratories

The results of AAL’s cyanide solubility tests on stored pulp samples for previous drillcore samples from the Company’s surface drilling program (grades not known, but cross-reference of the samples suggests that they were representative of HDB mineralized vein material), that are summarized in the April 2007 Technical Report, showed that:

  the tested mineralized material tends to be preg-robbing, owing to a relatively high organic carbon content;

  the degree of preg-robbing varies according to the rock types, although it is thought to be pervasive throughout the deposit;

  72 hour batch CIL recoveries showed 93 to 97 percent recovery of gold and 82 to 93 percent recovery of silver (batch testing showed gold recovery to be essentially complete after 24 hours); and

  high lime consumption of up to 40 kg/t (80 lb/st) was required, although it was suspected that the numbers are artificially high due to oxidation and decomposition of the sulphides during the more than five years of storage of the pulps.

Table 18.3
Summary of Cyanide Leach Tests (0.5 kilogram samples, four day leach period)
by Kappes Cassiday & Associates, December 2000
(data from the April 2002 Technical Report by Ross Granville & Associates Ltd. and R. Banner Ltd.)

Sample #	Test Type	NaCN (g/l)	Target size (mm)	Target passing (%)	Calculated Head (g/t)		Recovery (%)		NaCN (kg/t)	Ca(OH)2 (kg/t)
					Au	Ag	Au	Ag
29228	Direct Direct Direct Direct Direct Direct CIL	1.0 1.0 1.0 1.0 1.0 5.0 1.0	1.70 0.60 0.212 0.075 0.075 0.075 0.075	82 77 83 74 85 89 85	97.81 98.00 98.61 95.45 69.59 93.88 96.62	432.2 420.2 409.2 421.4 414.0 440.4 430.7	56 69 80 86 90 94 96	45 49 52 55 57 82 91	0.69 0.78 1.23 1.93 2.66 5.23 8.36	2.00 2.00 2.00 2.00 2.00 2.00 3.33
29229	Direct Direct Direct Direct Direct CIL CIL CIL	1.0 1.0 1.0 1.0 5.0 1.0 0.25 2.50	1.70 0.60 0.212 0.075 0.075 0.075 0.075 0.075	80 81 88 81 80 80 80 80	20.36 35.00 18.55 24.44 17.51 18.91 21.35 19.96	17.8 26.0 17.9 18.8 20.4 19.5 21.4 18.8	62 67 81 86 91 97 98 98	64 66 72 81 81 93 82 89	0.32 0.48 0.51 0.92 2.38 8.03 1.90 2.57	2.20 2.00 3.00 4.00 3.00 3.33 4.00 4.00
29230	Direct Direct Direct Direct Direct CIL CIL	1.0 1.0 1.0 1.0 5.0 1.0 2.50	1.70 0.60 0.212 0.075 0.075 0.075 0.075	82 74 84 82 82 82 82	30.28 40.98 31.33 33.57 27.98 33.82 31.45	303.9 292.5 283.1 200.0 303.2 285.1 305.7	48 58 67 75 82 96 96	45 50 56 62 89 95 95	0.63 0.69 0.76 0.88 2.08 8.78 5.29	3.00 3.00 4.00 4.00 3.00 5.00 5.00

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18.2.3   Queenstake Resources Ltd. & Barrick Gold Corp.

A channel sample was recovered from the Gwenivere vein in the Hollister Gold Mine lateral vein drifts that assayed 13.06 g/t (0.381 oz/st) gold, with 2.33 percent sulphur and 0.12 percent total carbon. The sample, that had lower in organic carbon but higher sulphur content than typical roaster mineralized material, was sent to Queenstake’s Jerritt Canyon processing facility for roaster evaluation tests. The results showed that:

  the samples achieved an average cyanide leach recovery of 66 percent, prior to roasting; but after two hours of roasting at 554 degrees Celsius (1,030 degrees Fahrenheit), the samples achieved an average gold recovery of 95.73 percent.

Little information is available concerning the channel sample supplied to Barrick, but it is known that it assayed 10.525 g/t (0.307 oz/st) gold and that an average cyanide leach recovery rate of less than 95 percent was achieved after roasting.

18.3      Metallurgical Process Evaluation

MCI carried out metallurgical process evaluation work between October 16, 2006 and March 01, 2007. Details of MCI’s program are presented in their aforementioned report dated February 05, 2007. The main objectives of the evaluation program were to:

  confirm the amenability of the mineralized material from the HDB to conventional CIL processing and/or a roast/CIL process;

  determine the effectiveness of high lime pre-treatment/passivation (which renders the organic carbon mineral surfaces un-reactive);

  determine the effectiveness of lead nitrate (Pb[NO3]) addition for improving gold and silver recovery and to confirm the amenability of roasting followed by calcine CIL cyanidation; and

  confirm that the composites are not amenable to direct cyanidation (no CIL, high lime pre- treatment or lead nitrate).

A total of four, representative drillcore composites of vein material intersected in HDB drillholes, with different average grades, were prepared by the Company for evaluation during MCI’s metallurgical testing program (Table 18.4) . Each of the composites can be traced in the MCI work to multiple sampling locations, including the Gwenivere, South Clementine and Central Clementine veins. The relatively uniform metallurgical response between composites suggests that sample representation does not bias the gold recovery in a significant manner.

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Table 18.4
Summary of the Average Headgrades of the Four Composite Drillcore Samples, McClelland
Laboratories Inc. Metallurgical Testing Program, October 2006 to March 2007
(data from the September 2007 Technical Report by P. Cain)

Sample ID	Gold Grade		Sulphur Content (%)	Total Carbon Content (%)
	g/t	oz/st
Low Grade Average Grade High-Grade High Carbon	10.63 98.40 40.114 25.371	0.31 2.87 1.17 0.74	1.40 1.25 1.50 1.56	0.50 0.33 0.35 0.62

Table 18.5 summarizes MCI’s testwork results. In summary, the results show that:

  the mineralized material is suitable for both conventional CIL cyanidation and roast/CIL cyanidation – recoveries of up to 96.5 percent for both gold and silver were achieved;

  high lime pretreatment would not be required for direct CIL cyanidation processing, but would be required for roast/CIL cyanidation processing;

  lead nitrate addition is likely required, regardless of the commercial processing technology that might eventually be selected;

  a grind size of 80 percent minus 200 mesh appears near optimum for the composites evaluated in analysis;

  the gold and silver recoveries indicate close correlation between recovery and headgrade (subsequent regression analysis reported correlation coefficients of 0.9998 and 0.9986 for gold and silver, respectively);

  gold extraction can be estimated by applying extraction = (0.967 times gold headgrade [g/t] minus 0.4077) divided by the gold headgrade; and

  silver extraction can be estimated by applying extraction = (0.871 times silver headgrade [g/t] minus 0.5202) divided by the gold headgrade.

Figures 18.1 and 18.2 represent the gold and silver leach profiles of the barren solutions for a 72 hour leach time. Very low grade gold barrens were achieved in 10 hours leaching, which indicates a fairly rapid gold recovery rate. As may reasonably be expected, the silver recovery rate is slower than that for gold, although low silver barrens were achieved after 24 hours of leaching with only incremental leaching continuing for the average composite silver headgrade. The NaCN consumption rate was more rapid after 10 hours of leaching, which carbon-loading data indicates that activated carbon was absorbing free NaCN after 10 hours (little gold and silver was left to be absorbed).

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Table 18.5
Summary of Results, McClelland Laboratories Inc.’s Metallurgical Testing
Program, October 2006 to March 2007
(data from the September 2007 Technical Report by P. Cain)

Composite and Test Type	Composite Grades		Tail Assays		Calculated Head		Recovery (%)		Reagents (kg/t)
	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (g/t)	Au	Ag	NaCN	Lime
High-grade Sacrificial CIL Validation CIL HC/HG, Validation CIL HC/HG , Roast/CIL Cyanide Solution Cyanide Sol. HC/HG	34.44 33.69 19.22 24.65 30.60 13.20	209.5 195.2 116.1 68.8 218.0 180.0	1.59 1.82 1.34 1.23 2.54 3.93	30.0 30.3 19.7 109.3 8.0 9.0	36.03 35.50 20.56 25.88 33.14 17.13	239.5 225.5 135.7 174.2 226.0 189.0	95.6 94.9 93.5 95.2 92.3 77.1	87.5 86.6 85.5 37.2 96.5 95.2	1.68 1.71 1.64 0.59 N/A N/A	4.0 4.0 4.2 18.7 N/A N/A
Average Grade Sacrificial CIL Validation CIL Direct Cyanidation Roast/CIL CN Solution	13.36 16.06 11.97 22.17 12.00	67.3 81.4 57.5 48.3 75.0	0.76 0.98 5.77 0.81 2.01	9.0 9.3 19.3 48.7 3.0	17.12 17.04 17.74 22.99 14.01	76.3 90.7 76.8 96.9 78.0	95.6 94.2 67.5 96.5 85.6	88.2 89.7 74.8 49.8 96.2	1.34 1.27 0.53 0.67 N/A	2.9 2.8 2.7 16.0 N/A
Low Grade Validation CIL CIL, w/o High CaO CIL w/o High Lime or Pb(NO3 )2 Direct Cyanidation Cyanide Solution	8.90 8.72 9.31 5.49 6.84	69.2 64.1 61.0 54.5 56.6	0.80 0.77 1.30 4.32 2.03	9.3 9.0 14.3 22.3 3.0	9.70 9.55 10.60 9.81 8.87	78.6 73.1 75.3 76.8 59.6	91.7 91.9 87.8 55.9 77.1	88.1 87.7 81.0 70.9 95.0	1.29 1.36 1.49 0.59 N/A	3.3 2.4 2.5 2.3 N/A

Figure 18.1 – Gold Leach Profile of the Barren Solutions for a 72 Hour CIL Leach Time
(from the September 2007 Technical Report by Associated Geosciences Ltd.)

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Figure 18.2 – Silver Leach Profile of the Barren Solutions for a 72 Hour CIL Leach Time
(from the September 2007 Technical Report by Associated Geosciences Ltd.)

18.4      Toll-Processing Options

As earlier noted, the construction of an on-site processing plant was and is not favoured by the Company, due to the anticipated length of the lead times for permitting and construction of a suitable facility, as well as the related capital costs. In assessing its options, the Company also considered it unlikely that an on-site facility would be economic, unless it could be sized to toll-treat mineralized material from other Nevada gold mine operations. The preg-robbing nature of mineralized material from Hollister Gold Mine was, therefore, of concern:

  if the material was toll-processed in a cyanidation circuit, the organic carbon might impact recoveries from other mineralized material batched at the same time; therefore any toll-treatment plant would have to include either a roaster circuit or autoclaves; but although pre-roasting was deemed to be the most appropriate toll-processing option, its use would increase significantly the cost of treatment, compared with conventional CIL processing; and

  if autoclaving was employed, the silver content of HDB mineralized material would not be recoverable because it would be converted to jarosite.

The issues outlined led the Company to consider the construction of a small, custom flotation mill at the HDB, for production of a sulphide concentrate for sale or treatment by others. This was, however, discounted in favour of toll-processing at one, or more, of the local/Carlin Trend processing plants. Three roast/CIL processing plants (Carlin Mill 6, Goldstrike and Jerritt Canyon) and six conventional CIL plants (Getchell, Kinross Republic, Lonetree, Marigold, Midas and Pinon) were identified and reviewed. Through a process of elimination the Carlin

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Mill 6, Jerritt Canyon, Kinross Republic and Midas facilities were selected. Processing agreements were reached with the various owners and bulk samples of mineralized material from Hollister Gold Mine were sent for metallurgical testing.

18.4.1   Carlin Mill 6

The Carlin Mill 6 facility forms part of Carlin Mine, as earlier outlined. The existing 7,258 tpd (8,000 stpd) crushing/grinding/roasting plant was completed in 1994 and it is currently (June 2009) in operation. The 7,258 tpd (8,000 stpd) roaster facilities consist of parallel roasting circuits with a capacity of 3,629 tpd (4,000 stpd) each. The calcined material is re-pulped and pumped to a CIL circuit at Carlin Mill 2.

Pursuant to the terms of an agreement between the Company and Newmont, whereby Newmont purchased mineralized material from Hollister Gold Mine for toll-processing, a 4,603 tonne (5,074 short tons) bulk sample of Clementine and Gwenivere vein mineralized material from Hollister Gold Mine was sent to Newmont’s Carlin Mill 6 facility during April 2007. The sample had an average recovery grade of 14.33 g/t (0.418 oz/st) of gold and 143.31 g/t (4.18 oz/st) of silver, yielding 2,090 Troy ounces of gold and 24,050 Troy ounces of silver. Under the terms of the agreement, the Company was paid for the metal recovered at rates of 90 percent for gold and 80 percent for silver.

18.4.2   Jerritt Canyon Facility

The 3,629 tpd (4,000 stpd) roaster/CIL at the Jerritt Canyon processing facility forms part of YNG’s Jerritt Mine in Elko County, NV (see above). The facility was completed in 1989. In June 2007, a bulk sample of approximately 2,812 tonnes (approximately 3,100 short tons) of representative mineralized material from Hollister Gold Mine was sent to the facility for a campaign toll-processing run. The sample had a headgrade of 24.28 g/t (0.708 oz/st) of gold and 205.72 g/t (6.0 oz/st) of silver, yielding 1,976 Troy ounces of gold and 14,835 Troy ounces of silver, for which the Company was paid (see the Company’s news release dated October 11, 2007). Queenstake/YNG later proposed a long-term arrangement of US$46 per tonne (US$42 per short ton) of mineralized material for a processing fee, with payment made to the Company for the metals recovered, assuming average metal recoveries of 93 percent for gold and 80 percent for silver.

18.4.3   Kinross Republic Facility

A bulk sample comprising 4,220 tonnes (4,652 short tons) of mineralized material grading 80.23 g/t (2.34 oz/st) of gold and 690.5 g/t (20.14 oz/st) of silver (Company estimates) from Hollister Gold Mine was sent in November 2008 to Kinross Gold Corporation’s (“Kinross”, listed on the NYSE, trading symbol: KGC) Kinross Rebublic processing facility in the state of Washington (see the Company’s news release dated February 03, 2009). However, the conventional milling/CIL plant is designed for much lower grade material, with the result that Kinross processed only some 45 tonnes (50 short tons) of the stockpiled material a week. This fell short of the Company’s objective of bulk processing to test for metallurgical recoveries and process

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constraints. As a result, the Company/Rodeo and Kinross came to an arrangement whereby Kinross would purchase the remaining stockpile (completed) and pay the Company/Rodeo 65 percent of the actual net value of the remaining material (completed), assuming:

  a remaining stockpile of 4,101 tonnes (4,521 short tons) grading 68.57 g/t (2.0 oz/st) of gold and 411.43 g/t (12.0 oz/st) of silver;

  a six month rolling average gold price of US$800/oz and a six month rolling average silver price of US$11/oz; and

  an average gold recovery rate of 98.7 percent and a silver recovery rate of 95.7 percent;

18.4.4   Midas Facility

During 2008 and into 2009, the Company completed various agreements with Newmont for toll-processing bulk samples of mineralized material from Hollister Gold Mine (Table 18.6, see also the Company’s news releases dated November 10, 2008 and February 03, 2009). Under the terms of an agreement covering the first three bulk samples, the Company was paid 80 percent of the sale value of the recovered metals. Under the terms of an agreement dated November 20, 2008 (seen by SGA) that covers the last bulk sample of 2008 and the first bulk sample of 2009:

  Newmont would purchase approximately 13,608 tonnes (approximately 15,000 short tons) of bulk sample from Hollister Gold Mine, for processing at the Midas plant;

  Newmont would be responsible for all costs associated with the transportation and processing of the mineralized material; and

  the Company would be paid a total of US$470 per Troy ounce for the recovered gold, assuming a flat recovery rate of 83 percent.

Table 18.6
Summary of the Company’s 2008 and 2009 Bulk Samples and Processing Results for Material
Sent to Midas Processing Facility, from Hollister Gold Mine, HDB, Hollister Property

Sent	Headgrades				Amount (dry tonnes/tons)		Recoveries (%)
	Gold		Silver
	g/t	oz/t	g/t	oz/t	t	st	Gold	Silver
May, 2008 June 2008 September 2008 November 2008 January 2009 March-April 2009 May 2009	39.43 25.71 48.96 69.26 92.23 36.69 20.57	1.15 0.75 1.42 2.02 2.69 1.07 0.60	326.7 332.6 398.1 555.4 555.8 372.7 226.6	9.53 9.70 11.61 16.20 16.21 10.87 6.61	4,297 3,543 9,895 10,954 2,752 17,947 7,327	4,737 3,906 10,907 12,075 3,034 19,784 8,076	84.7 88.2 88.1 88.0 N/A N/A N/A	94.3 92.6 91.1 90.0 N/A N/A N/A

Note:        At the time of writing (June 2009), the Company/Rodeo had not received the metallurgical recovery rates for the three bulk samples sent in 2009.

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The terms were re-negotiated during the first quarter of 2009 – under the terms of an agreement dated March 26, 2009 (seen by SGA) the Company/Rodeo was and will be paid for metal recovered at rates of 84 percent for gold and 81 percent for silver. Gold and silver prices were and are fixed by the London Metal Exchange monthly average in which the material was processed.

The Midas facility forms part of Midas Mine (formerly Ken Snyder Mine) that is approximately 19 kilometres (approximately 12 miles) northwest of the HDB. Processing starts with two-stage crushing (jaw and cone) followed by milling. The milled product is pumped to agitated cyanidation leach tanks for a 96 hour leach cycle. The gold- and silver-bearing solution is rinsed from the solids using a counter current decantation (“CCD”) circuit and the pregnant solution is processed using a Merrill-Crowe zinc precipitation process. The concentrate is treated in a vacuum retort and, as a final processing step, melted in a furnace to produce a gold/silver doré. The tailings separated in the CCD circuit have essentially been washed and the cyanide content reduced to approximately 25 ppm. The washed tailings are conveyed into an INCO process cyanide destruction circuit that uses copper sulphate and ammonium bisulphate to reduce the weak acid dissociable cyanide to a nominal concentration of 10 milligrams per litre (source: www.cyanide code.org).

18.5      Esmeralda Plant

As earlier outlined, the processing options summarized above were assessed by the Company and found not to meet its project objectives. The Company therefore decided to take the opportunity to purchase the Esmeralda processing facility (Figure 18.3) . The plant site is located in Mineral County, NV, approximately 34 kilometres (21 miles, straight line distance) southwest of the town of Hawthorne, near the historic mining town of Aurora (Figure 18.4) . It is approximately 467 kilometres (approximately 290 miles) by road from the HDB, approximately 80 percent of which distance is on paved interstate roads. The plant was operational until 2004 when it was placed on care-and-maintenance. As currently configured, the plant can process up to approximately 320 tpd (approximately 350 stpd), through a carbon-in-pulp (“CIP”) process, with tailing deposition into an adjacent impoundment. The capacity of the tailings storage facility/slimes dam has yet to be established, although based on a site review by Hanlon (see below) ‘there appears to be significant available capacity because there is approximately 4.57 metres (15 feet) of vertical free board relative to the embankment’.

18.5.1   Purchase Agreement

The purchase agreement with the previous owner of Esmeralda Property (Metallic Ventures Gold Inc. of Reno, NV, and Toronto, Canada [“MVG”], which is listed on the Toronto Stock Exchange - trading symbol: MVG) was announced in the Company’s news release dated December 08, 2008. The agreed purchase price was US$2.0 million, inclusive of the mine and the mine site crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas.

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Figure 18.3 – A General View of the Esmeralda Plant
(from the consultancy report by Hanlon Engineering & Architecture Inc., dated August 07, 2008)

Figure 18.4 – A Google Earth Image of the General Location of Esmeralda Property

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One of the principal conditions of the transaction was the transfer to the Company/Rodeo of all permits required to operate the plant and associated facilities. An initial review of environmental permits by JBR for the Company, as stated in the aforementioned report by JBR dated August 2008, showed that:

  MVG held the required permits that allow for mining, milling and associated crushing activities, at the 2004 level of production; and

  MVG appeared to be in general compliance with the monitoring and reporting requirements for mining, milling and associated crushing activities, at the 2004 level of production; but permits for items such as hazardous material storage, solid and hazardous waste management and State of Air Quality Mercury Emissions Program upgrades would have to be applied for, prior to re-starting operations; and

  the facility had a reclamation liability of approximately US$2.0 million, which requires a bond for that amount be put in place by the Company.

At the time of writing (June 2009), all the major permits had been transferred into the Company’s name and the required US$2.0 million bond had been put in place. As required by the US Forestry Services, the Esmeralda bond was calculated using the current standardized model, it was submitted on May 12, 2009. During the second quarter of 2009, an unallocated fund bond rider of US$50,000 was established for small, incidental reclamation liabilities, prior to start-up or construction of mill expansion activities.

18.5.2   Plant Refurbishment & Upgrades

Hanlon was contracted by the Company/Rodeo to undertake a review of the Esmeralda plant facility, comment on its general condition and assess the refurbishment and upgrade requirements for the plant, in preparation for processing ROM mineralized material from Hollister Gold Mine. For purposes of the review, the Company determined that:

  the refurbished and upgraded plant should be capable of processing 363 tpd (400 stpd) of mineralized material with average grades of up to 34.28 g/t (1.0 oz/st) of gold and 205.7 g/t (6.0 oz/st) of silver; and

  crushing will be carried out for seven hours a day over 21 days each month and milling will be carried out 24 hours a day over 29 days a month, for an average plant utilization of 90 percent.

Details of the review are presented in Hanlon’s aforementioned consultancy report dated August 07, 2008. It was found that the plant was originally designed to process low-grade mineralized material, or at least lower grade material than is available at Hollister Gold Mine. Modifications and upgrades to the plant would, therefore, be required at an estimated (by the Company) capital

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cost of US$8.0 million (refurbishment and commissioning US$2,680,000, plant modification US$4,696,000 and ancillary expenses US$345,000):

  the existing crusher and milling circuits’ capacity will probably be sufficient – assuming the plant, once it is refurbished, operates on the same basis as before;

  a thickener will be required to accept cyclone overflow solution for density control to the leach, which is also required to reduce volume flow to the leach to thereby increase the residence time of the pulp in the leach (longer leaching times are required for mineralized material from Hollister Gold Mine, compared with Esmeralda mine material);

  a new gravity circuit will be required to up-front capture free-gold and -silver, thereby to reduce the feed grade to the process flow (it is anticipated that a Gekko gravity circuit and associated equipment, including flotation and concentrate leaching in an in-line leach reactor will be installed);

  the existing CIP circuit will have to be refurbished and converted to a CIL process (major modifications to the existing plant are not anticipated);

  the existing carbon handling system will probably be sufficient, except for the regeneration capacity that will increase due to increased carbon movement (carbon movement can be increased by increasing the number of elutions per month than was previously the case – it has been assumed that ten elutions are possible per month, taking into account the longer stripping time required to get the eluted metal values down to acceptable levels);

  the solution section will need to be replaced to cater for the high-grade ROM feed, by installing two new electro-winning cells (that will be done once the existing equipment specification has been confirmed);

  additional smelting capacity will be required and a completely new mercury/selenium removal system will have to be installed;

  the existing cyanide detoxification system is adequate, but it was previously removed so it will have to be re-installed;

  new piping from the detoxification section to the slimes dam will have to be installed; and

  additional power will be required (estimates pending).

18.5.3   Process Design

The final process flow designs will be carried out at some, as yet, unspecified (by the Company) date by a creditable engineering contractor who will complete the engineering design and bills of quantity. However, process design for an upgraded Esmeralda plant may reasonably be based on reproducible conditions identified during the metallurgical test programs summarized in SubSections 18.2 and 18.3 and modified on the back of the results of the bulk/batch metallurgical tests summarized in Sub-Section 18.4 (note: MCI’s reagent consumptions also need to be adjusted/scaled-up). On this basis, Table 18.7 summarizes the preliminary process design parameters and efficiencies that may reasonably be assumed for an ungraded and fully refurbished Esmeralda plant (with no scaling-up).

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Table 18.7
Summary of Process Design Parameters and Plant Efficiencies for
an Upgraded and Fully Refurbished Esmeralda Plant

Criteria	CIL Leach
Grind size NaCn consumption Hydrated lime consumption PbNO3 consumption	200 mesh, 75¤m 1.5 kg/t 3.5 kg/t 0.5 kg/t
Gold Leach Profile (average grade) 90% complete 94% complete	10 hours 57 hours
Silver Leach Profile (average grade) 67% complete 87% complete	10 hours 57 hours
Carbon inventory in CIL circuit CIL stage efficiency Elutions per month Elution efficiency	20 g/l 60% 10 99%

19      MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

19.1      Overview

19.1.1   Mineral Resources

Four mineral resource estimates have been published by the Company for the epithermal gold veins found on the HDB and that are now exploited through test-/trial-mining and bulk sampling at Hollister Gold Mine:

  a preliminary resource estimate by the Company that was independently reviewed by Behre Dolbear & Company Ltd. of Vancouver, B.C. (“Behre Dolbear”) in October 2001;

  a July 2007 mineral resource update by GeoLogix Mineral Resource Consultants (Pty) Ltd. of Potchestroom, SA (“GeoLogix”), as stated in the Company’s news release dated May 23, 2007);

  a June 2008 mineral resource update by GeoLogix, as stated in the Company’s news release dated June 18, 2008; and

  the June 2009 mineral resource update by the Company, as stated in the Company’s news release dated June 17, 2009.

Sub-Sections 19.2 to 19.4, inclusive, contain summaries, by the principal author of this Technical Report, of the Company’s October 2001, May 2007 and June 2008 mineral resource estimates. In compiling the summaries, reference was made to the April 2002, April 2007, September 2007 and February 2009 Technical Reports (each is filed on www.sedar.com) in which details of the various different estimates were first reported. Reference was made to the aforementioned

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review report by Behre Dolbear dated October 02, 2001 and cross-references were made, as appropriate, to the resource-relevant news releases issued by the Company.

Stephen J. Godden, F.I.M.M.M., C. Eng., and Gideon J. van der Heever, Pr. Sci. Nat., are responsible for Sub-Sections 19.3 and 19.4, Mr. Godden in his role as principal author of this Technical Report and Mr. vd Heever in his previous role as Qualified Person for the mineral resource estimates summarized in Sub-Section 19.3 and 19.4 (which estimates were first detailed in the April 2007 and February 2009 Technical Reports that are filed on www.sedar.com).

Details of the Company’s 2009 mineral resource update (the “June 2009 mineral resource estimate”) are presented in Sub-Section 19.5. The June 2009 mineral resource estimate represents the Company’s current mineral resource estimate for Hollister Gold Mine. Philip N. Bentley, Pr. Sci. Nat., managed the preparation of the June 2009 mineral resource estimate; Gideon J. van der Heever, Pr. Sci. Nat., reviewed the estimate and has assumed joint responsibility for the June 2009 mineral resource statement (along with Mr. Bentley), as an independent Qualified Person under NI 43-101. The reader should note that Mr. Bentley is not independent under NI 43-101.

Updates of the current mineral resources estimate for Hollister Gold Mine may reasonably be expected to be reported by the Company, in due course. It is emphasized in this regard that the Company/Rodeo is planning on further infill drilling to bring the current Inferred mineral resources into the Indicated or Measured categories, as well as step-out drilling to further explore the potential for western, northwestern and downdip extensions to the known vein systems.

19.1.2   Mineral Reserves

The Company has completed two main cycles of mineral reserve estimate for Hollister Gold Mine. The first is detailed in the September 2007 Technical Report and the latest (and therefore the current) mineral reserve estimate is detailed in the February 2009 Technical Report. For purposes of this Technical Report, the estimates are dated September 2007 and February 2009, respectively. The September 2007 mineral reserve estimate is based on the Company’s July 2007 mineral resource estimate and the February 2009 mineral reserve estimate is based on the Company’s June 2008 mineral resource estimate.

Details of the February 2009 mineral reserve estimate are presented in Sub-Section 19.6 of this Technical Report. Johannes G. Oelofse, F.S.A.I.M.M., Pr. Eng., prepared the stated mineral reserves; Stephen J. Godden, F.I.M.M.M., C.Eng., reviewed the mineral reserve estimate and has assumed responsibility for the reserve statement (along with Mr. J Oelofse), as an independent Qualified Person under NI 43-101. The reader should note that Mr. Oelofse is not independent under NI 43-101.

Updates of the mineral reserve estimate for Hollister Gold Mine may reasonably be expected to be reported by the Company, in due course. It is emphasized in this regard that the Company’s mine planning and design process for Hollister Gold Mine is iterative, insofar as changes and updates are made as knowledge and experience of the epithermal vein deposit grows and as the gold grade cut-off estimates change with the Company’s operating costs estimates and metal price forecasts.

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19.2      Preliminary Mineral Resource Estimate

In 2002, the Company reported an Inferred mineral resource estimate for the Hollister Gold Mine project, based on an internally generated resource model. The preliminary estimate was reported in the April 2002 Technical Report that is filed on www.sedar.com. Resource modeling was carried out using a three-dimensional solid geological model for each vein. Grade estimation for blocks within a vein was carried out using capped assay samples within the same vein. The algorithm used for grade assignment was inverse distance to the third power (“ID3”).

19.2.1   Review

In October 2001, Behre Dolbear was retained to audit the Company’s preliminary resource estimate. A detailed review was carried out by Qingpeng Deng, Ph.D., James A. Currie, P. Eng., and Derek C. Rance, who at the time were employees of Behre Dolbear and who were independent Qualified Persons under NI 43-101. Their findings are presented in the aforementioned Behre Dolbear report, dated October 2001, that is appended to the April 2002 Technical Report. For this reason, and for purposes of this Technical Report, the effective date of the Company’s preliminary resource estimate is stated as October 2001.

Based on their review, Behre Dolbear concluded that the Company’s October 2001 mineral resource estimate was compiled in accordance with parameters conforming to NI 43-101 and the Canadian Institute of Mining and Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines dated August 2000 (CIM 2000). SGA concurs with this view. The drillhole database was found (by Behre Dolbear) to have been monitored and maintained by means of a rigorous QA/QC program that was above industry standard. The modeling procedures and parameters used by the Company were also found (by Behre Dolbear) to be consistent with industry standards.

19.2.2   Database

Figure 19.1 identifies the seven mineralized veins that were considered in analysis; Table 19.1 summarizes the individual vein’s geometries. Assays from diamond drillcore intercepts only were used in the mineral resource estimation, inclusive of the assay results for the 105 surface holes (31,101 metres or 102,038 feet) that had by then been drilled by the Company (IH-001 to IH105, inclusive).

Table 19.1
Summary of the Controls Employed to Define the High-Grade Epithermal Gold Veins at the
HDB, as applied for Purposes of the Company’s Preliminary Mineral Resource Estimate
(data from the April 2002 Technical Report by Ross Granville & Associates Ltd. and R. Banner Ltd.)

Vein	Symbol	Number of Intercepts	Vein Strike	Strike Length (ft)	Thickness (ft)
					Range	Average
Central Clementine South Clementine Gwenivere Gwenivere S1 Gwenivere S2 S. Gwenivere 1 S. Gwenivere 2	CC SC GW GS1 GS2 SG1 SG2	19 26 15 5 2 7 7	100° 100° 110° 110° 100° 100° 100°	1,450 2,350 1,525 390 325 640 595	1.2 to 6.8 0.5 to 10.3 0.8 to 8.5 2.0 to 12.8 1.3 to 4.8 0.7 to 4.2 1.7 to 11.1	2.9 2.7 2.3 5.8 3.1 1.5 3.5

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Figure 19.1 – Drillhole Plan for the Company’s April 2002 Mineral Resource Estimate
(from the April 2002 Technical Report by Ross Granville & Associates Ltd. and R. Banner Ltd.)

19.2.3   Results

At a gold cut-off grade of 8.57 g/t (0.25 oz/st) and for a bulk density factor of 2.50 g/cm3 (12.18 ft3/st), the Company’s estimated mineral resource was 652,000 tonnes (719,000 tons) at an average grade of 44.16 g/t (1.288 oz/st) of gold and 240 g/t (7.0 oz/st) of silver (Table 19.2) . The reader is cautioned that the resources fall into the Inferred category that is considered geologically speculative. There is no guarantee that Inferred resources will ever be upgraded to a reserve status.

Table 19.2
Summary of the Undiluted, Inferred Mineral Resource Estimate at a Gold Grade
Cut-Off of 8.57 g/t (0.25 oz/st), High-Grade Epithermal Gold Veins, HDB,
Hollister Property, October 2001 (CIM 2000)
(data from the April 2002 Technical Report by Ross Granville & Associates Ltd. and R. Banner Ltd.)

Vein	Amount (‘000)		Gold Grade		Silver Grade
	t	st	g/t	oz/st	g/t	oz/st
Central Clementine South Clementine Gwenivere Gwenivere S1 Gwenivere S2 S. Gwenivere 1 S. Gwenivere 2	164 200 120 40 29 20 76	181 221 132 44 34 22 84	49.68 53.04 41.76 21.63 66.96 25.27 20.36	1.449 1.547 1.218 0.631 1.953 0.737 0.594	285.36 209.79 420.62 83.38 381.77 44.98 15.26	8.323 6.119 12.268 2.432 11.135 1.312 0.445
Totals	652	719	44.16	1.288	240.00	7.000

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19.3      2007 Update

In 2007 the Company contracted GeoLogix to complete an update of the 2002 preliminary estimate, as stated in the Company’s news release dated May 23, 2007. Details of the 2007 mineral resource estimate are presented in the July 2007 Technical Report that is filed on www.sedar.com. For purposes of this Technical Report the stated mineral resource estimate has been dated July 2007.

The mineral resources were estimated in their entirety by Gideon Johannes (Deon) van der Heever, Pr. Sci. Nat. of GeoLogix, who was an independent Qualified Person under NI 43-101. Following a review of readily available documents relating to the July 2007 mineral resource estimate, SGA is of the opinion that GeoLogix’s undiluted July 2007 mineral resource estimate may reasonably be construed to have been compiled in accordance with:

  the definitions stated in the CIM Standards on Mineral Resources and Mineral reserves adopted by the CIM Council on December 11, 2005 (“CIM 2005”); and

  the CIM Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves dated November 23, 2003.

The drillhole database was monitored and maintained by means of a QA/QC program that appears to have been above industry standard. The modeling procedures and parameters used by the Company were consistent with industry standards.

19.3.1   Database

The database of geological information comprised assay data, geological logs collar co-ordinates and downhole surveys for 231 cored surface exploration holes drilled by the Company between 1998 and 2001, and 129 underground diamond drillholes completed by Hecla between February 2006 and February 2007 (HDB-001 to HDB-129, inclusive). Assay and sample location data for 34 channel samples collected from approximately 54 metres (approximately 177 feet) of underground development on the Gwenivere vein was also used.

Data from drilling programs prior to the Company’s involvement at Hollister Property was not included as the Qualified Person could not independently verify the data. Vertical diamond drillholes and RC holes completed by the Company were also excluded, except to aid in establishing the locations of geological structures (grade and vein thickness data from vertical diamond drillholes is suspect since the veins are near-vertical, grade and vein thickness data from RC holes is suspect since RC sampling was done on regular five-foot intervals). The data cut-off date for the mineral resource estimate was April 30, 2007.

19.3.2   Methodology

Resource modeling was carried out using a three-dimensional solid geological model for each vein group; grade estimation for blocks within a vein was carried out using capped assay sample composites within the same vein. All geological modeling work was carried out by Company

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Geologists using Datamine™ software. Figure 19.2 identifies the 24 mineralized veins that were identified and considered in analysis.

A three-dimensional block model was defined for each modelled vein. Block dimensions of 20 feet by three feet by 20 feet were used (dimensions in the X, Y and Z directions, respectively). Blocks were considered to be within the modelled vein solid if their centroid was in the solid; blocks with their centroid outside the solid were not used.

Figure 19.2 – A Plan View of the Underground Development at
Hollister Gold Mine, April 30, 2007
(showing the positions of the interpreted mineralized veins and drillhole intersections)
(from the July 2007 Technical Report by J. Oelofse and D. vd Heever)

Vein grade estimation used the capped one foot composites and one of two algorithms: ordinary Kriging and ID3. Ordinary Kriging was used where a stable variogram could be calculated (applied for purposes of grade estimation in eight veins); ID3 was used in all other cases (16 veins). Based on industry practice, the ID3 estimates were based on radii of 100, 200 and 300 feet for the Measured, Indicated and Inferred categories of mineral resources, respectively. For purposes of ordinary Kriging, the following criteria were applied:

  a minimum number of five and a maximum number of 16 sample composites were used for estimating grades in the Measured category, with search distances at two thirds the variogram range;

  grades for the Indicated category were estimated using a minimum of three and a maximum of 16 sample composites, with a search distance equal to the variogram range; and

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  grades for the Inferred category were estimated using a minimum of one and a maximum of 16 sample composites, with a search distance equal to twice the variogram range.

A cross-validation exercise was completed to test the robustness of the estimation parameters. The jack-knifing method was used and the results were found to be satisfactory, insofar as good correlations and little or no conditional bias was found.

19.3.3   Results

Table 19.3 summarizes the results of GeoLogix’s July 2007 mineral resource estimate. The reader is cautioned that some of the estimated resources fall into the Inferred category that is considered geologically speculative. There is no guarantee that Inferred resources will ever be upgraded to a reserve status.

Table 19.3
Summary of Undiluted Resource Estimate by Gold Grade Cut-Off,
Hollister Gold Mine, HDB, Hollister Property, July 2007 (CIM 2005)
(data from the July 2007 Technical Report by J. Oelofse and D. vd Heever)

Category	Gold Grade Cut-off		Amount (000’)		Average Gold Grade		Average Silver Grade		Equivalent Gold
	g/t	oz/st	t	st	g/t	oz/st	g/t	oz/st	Ounces*
Measured	8.57 12.00 15.43	0.25 0.35 0.45	508 406 330	560 448 364	35.66 42.17 48.69	1.04 1.23 1.42	208.8 239.3 272.9	6.09 6.98 7.96	646,000 608,000 571,000
Indicated	8.57 12.00 15.43	0.25 0.35 0.45	311 254 213	343 280 235	34.29 39.77 44.91	1.00 1.16 1.31	174.5 198.2 226.6	5.09 5.78 6.61	376,000 355,000 336,000
Measured + Indicated	8.57 12.00 15.43	0.25 0.35 0.45	819 660 543	903 728 599	35.31 41.14 47.31	1.03 1.20 1.38	195.8 223.5 254.7	5.71 6.52 7.43	1,022,000 962,000 907,000
Inferred	8.57 12.00 15.43	0.25 0.35 0.45	730 569 461	805 627 508	37.03 44.91 52.11	1.08 1.31 1.52	135.1 148.1 165.6	3.94 4.32 4.83	930,000 869,000 818,000

Note: *

The equivalent gold ounces reported above are as stated in the Company’s news release dated May 23, 2007. They were calculated by the Company by applying a gold price of US$550 per Troy ounce and US$10 per Troy ounce for silver. No recovery factors were applied in analysis.

19.4      2008 Update

In 2008, the Company contracted GeoLogix to complete an update of the 2007 mineral resource estimate, as stated in the Company’s news release dated June 18, 2008. Details of the 2008 mineral resource update are presented in the February 2009 Technical Report that is filed on www.sedar.com. For purposes of this Technical Report the stated mineral resource estimate has been dated June 2008.

The mineral resource update was compiled by Gideon Johannes (Deon) van der Heever, Pr. Sci. Nat. of GeoLogix, who was an independent Qualified Person under NI 43-101. Following a review of readily available documents relating to the June 2008 mineral resource estimate, SGA

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is of the opinion that GeoLogix’s undiluted, June 2008 mineral resource estimate may reasonably be construed to have been compiled in accordance with the definitions stated in CIM 2005 and the CIM Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves dated November 23, 2003.

19.4.1   Database

The database of geological information comprised assay data, geological logs collar co-ordinates and downhole surveys for 231 cored surface exploration holes drilled by the Company between 1998 and 2001, 175 underground diamond drillholes completed by Hecla (HDB-001 to HDB-175, inclusive) and nine underground diamond drillholes completed by the Company (HDB-176 to HDB-186, inclusive). Assay and sample location data for 763 channel samples collected from approximately 635.5 metres (2,085 feet) of underground development on the Gwenivere, Central Clementine and South Clementine veins was also used. The data cut-off date for the mineral resource estimate was April 30, 2008.

Data from drilling programs prior to the Company’s involvement at Hollister Property was not included as the Qualified Person could not independently verify the data. Vertical diamond drillholes completed by the Company were also excluded, except to aid in establishing the locations of geological structures (grade and vein thickness data from vertical diamond drillholes was considered suspect since the veins are near-vertical).

For purposes of analysis an average bulk density of 2.65 g/cm3 (12.90 ft3/st) was assumed for mineralized vein material, along with an average bulk density of 2.57 g/cm3 (12.50 ft3/st) for waste material (Sub-Section 15.6.2) .

19.4.2   Geological Modelling

Resource modeling was carried out using a three-dimensional solid geological model for each vein group. Four vein systems (or groups) were identified - from north to south they are termed the Central Clementine, South Clementine, Main Gwenivere and South Gwenivere vein groups (Figure 19.3) . Geological solids were created by wireframe models delineating the various vein contacts of each vein group in the drillholes. All geological modeling work was carried out by Company Geologists using Datamine™ software.

Down-dip extents were projected from the drillhole intercepts for the Tertiary/Ordovician unconformity (Sub-Section 9.3) and down to 1,219 metres (4,000 feet) elevation, thereby yielding down-dip extents for the solid models of approximately 152 metres (approximately 500 feet). Although some vein solid down-dip extents were distant from the drillhole intercepts, only those blocks with centroids within the search radius from an intercept were used to estimate the resource. The vein intercepts were found generally to have minimum gold grades of 1.03 to 3.43 g/t (0.03 to 0.1 oz/st). Wherever the grade was less than 1.03 g/t (0.03 oz/st), the information was used only to maintain vein continuity.

19.4.3   Assay Statistics, Grade Capping and Compositing

Gold and silver assays of the drillhole intercepts, that were used to define the vein solids, were used for grade estimation within the vein solids. Cutting statistics were performed using decile

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analysis and coefficient of variation plots. To facilitate grade estimation and statistical analysis, the incept assays were composited to optimum composite lengths, based on an analyses of the effect that different composite lengths had on the mean grades of each vein.

Figure 19.3 – A Plan View (north upwards), DatamineTM Image of the Interpreted Vein Systems at Hollister Gold Mine, April 30, 2008,
(based on all underground and surface drillhole intercepts and showing the completed development and all the surface and underground drillholes used for resource definition)
(from the February 2009 Technical Report by J. Oelofse, et al)

19.4.4   Variography

Experimental pair-wise relative variograms were first calculated in increments of 22.5° in the rotated plane (in the plane of the veins), beginning at X = 0° (looking north). After selecting the best direction of continuity, an additional set of variograms was calculated perpendicular to the plane of the veins. All experimental variograms were modelled as triple-structured spherical variograms, except for the South Gwenivere vein group for which a two-structured variogram was selected. The raw drillhole data (uncomposited) was applied to calculate the variograms because an anomalous nugget was introduced when the composites were used. Ranges were checked between the two methods and remained the same for both instances.

19.4.5   Grade Estimation

A three-dimensional block model was defined for each modelled vein. Block dimensions of 20 feet by three feet by 20 feet were used (dimensions in the X, Y and Z directions, respectively) to best fit the vein orientation and data density. Blocks were considered to be within the modelled vein solid if their centroid was in the solid; blocks with their centroid outside the solid were not used. Vein grade estimation used the capped composites, the ordinary Kriging method was used and the following grade estimation criteria were applied:

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  a minimum of two and a maximum of 15 sample composites for the Measured category, with search distances at half the variogram range;

  a minimum of one and a maximum of 15 sample composites for the Indicated category, with a search distance equal to the variogram range; and

  a minimum of one and a maximum of 15 sample composites for the Inferred category, with a search distance equal to twice the variogram range.

19.4.6   Cross-Validation

A cross-validation exercise was completed to test the robustness of the estimation parameters. The jack-knifing method was employed; the results were satisfactory, insofar as good correlations and insignificant bias were found.

19.4.7   Results

Table 19.4 summarizes the results of GeoLogix’s June 2008 mineral resource estimate; Figure 19.4 identifies the distribution of the Measured and Indicated mineral resources. The reader is cautioned that some of the estimated resources fall into the Inferred category that is considered geologically speculative. There is no guarantee that Inferred resources will ever be upgraded to a reserve status.

Table 19.4
Summary of GeoLogix’s Undiluted Resource Estimate by Gold Grade Cut-Off,
Hollister Gold Mine, HDB, Hollister Property, June 2008 (CIM 2005)
(data from the February 2009 Technical Report by J. Oelofse, et al)

Category	Gold Grade Cut-off		Amount (000’)		Average Gold Grade		Average Silver Grade		Equivalent Gold
	g/t	oz/st	t	st	g/t	oz/st	g/t	oz/st	Ounces*
Measured	8.57 12.00 15.43	0.25 0.35 0.45	1,017 884 626	1,121 974 690	31.20 34.63 43.20	0.91 1.01 1.26	190.3 210.2 253.7	5.55 6.13 7.40	1,179,000 1,132,000 1,010,000
Indicated	8.57 12.00 15.43	0.25 0.35 0.45	448 376 238	494 415 262	26.06 29.14 39.09	0.76 0.85 1.14	79.9 88.1 102.9	2.33 2.57 3.00	405,000 381,000 318,000
Measured + Indicated	8.57 12.00 15.43	0.25 0.35 0.45	1,465 1,260 872	1,615 1,389 961	29.83 32.91 42.17	0.87 0.96 1.23	156.7 173.8 212.6	4.57 5.07 6.20	1,584,000 1,513,000 1,328,000
Inferred	8.57 12.00 15.43	0.25 0.35 0.45	1,136 962 643	1,252 1,060 709	17.49 18.86 22.29	0.51 0.55 0.65	49.0 45.6 28.5	1.43 1.33 0.83	680,000 618,000 476,000

Note: *

The equivalent gold ounces reported above are as stated in the Company’s news release dated June 18, 2008. They were calculated by the Company by applying a gold price of US$650 per Troy ounce and US$15 per Troy ounce for silver. No recovery factors were applied in analysis.

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Figure 19.4 – A DatamineTM Snapshot (looking north) of the Distribution of Measured
(highlighted in MAGENTA) and Indicated (highlighted in GREEN) Mineral Resources along a Portion of the Mineralized Veins, Hollister Gold Mine, HDB, Hollister Property, June 2008
(drillhole traces in white, key underground development in grey)
(data from the February 2009 Technical Report by J. Oelofse, et al)

19.5      2009 Update (current mineral resource estimate)

In June 2009 the Company completed a JORC 2004 compliant update of the June 2008 mineral resource estimate, as stated in the Company’s news release dated June 17, 2009. Details of the 2009 mineral resource update, which is the Company’s current mineral resource estimate for Hollister Gold Mine, are presented in the following Sub-Sections 19.5.1 to 19.5.8. For purposes of this Technical Report, the stated mineral resource estimate has been dated June 2009, the data cut-off date for which is March 31, 2009.

The June 2009 mineral resource update was compiled by Dale Richards, Pr. Sci. Nat., Group Manager: Mineral Resources for the Company, under the management of Philip N. Bentley, Pr. Sci. Nat., Vice President: Geology and Exploration for the Company. Gideon J. vd Heever, Pr. Sci. Nat., and Mr. Bentley are the responsible Qualified Persons for the June 2009 mineral resource update, hence this section of this Technical Report. The reader should note that as the Company’s Vice President: Geology and Exploration, Mr. Bentley is not independent under NI 43-101. The Company has retained Snowden Mining Consultants of Johannesburg, SA, in an advisory capacity for the mineral resource estimation procedures.

A comparison of the JORC 2004 and CIM 2005 codes is presented in Appendix G to this Technical Report. It may be seen from the presented text that there are no material differences between the JORC 2004 and CIM 2005 codes as regards the definition of Mineral Resources. The Qualified Person for the June 2009 mineral resource estimate is, therefore, of the opinion that the stated mineral resources may reasonably be assumed to be NI 43-101 compliant, insofar as they may reasonably be construed to have been compiled in accordance with the definitions stated in CIM 2005 and the CIM Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves dated November 23, 2003.

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19.5.1   Database

The database of geological information comprised assay data, geological logs collar co-ordinates and downhole surveys for the 231 cored surface exploration holes drilled by the Company between 1998 and 2001, 175 underground diamond drillholes completed by Hecla (HDB-001 to HDB-175, inclusive) and 100 underground diamond drillholes completed by the Company (HDB-176 to HDB-284, inclusive). Assay and sample location data for 763 channel samples collected from approximately 635.5 metres (2,085 feet) of underground development on the Clementine and Gwenivere vein systems was also used. Table 19.5 summarizes the database, by vein system.

Table 19.5
Summary of the Company’s Assay Database, by Mineralized Vein System, June 2009
Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property

Vein System	Data Source	Data System	Composite Samples	Total Drillholes
Gwenivere	Surface drillholes Underground drillholes	Gemcom Access database Datamine Fusion database	171 491	62 153
Clementine	Surface drillholes Underground drillholes	Gemcom Access database Datamine Fusion database	181 998	48 225

Data from drilling programs prior to the Company’s involvement at Hollister Property was not included as the Qualified Person could not independently verify the data. Vertical diamond drillholes completed by the Company were also excluded, except to aid in establishing the locations of geological structures (grade and vein thickness data from vertical diamond drillholes was considered suspect since the veins are near-vertical). For purposes of analysis, an average bulk density of 2.5 g/cm3 (12.18 ft3/st) was assumed for all mineralized vein material and waste material.

19.5.2   Geological Modelling

Geological modeling of individual vein wireframes was carried out using three-dimensional solid geological models for each of the 19 mineralized veins identified by Hollister Gold Mine’s Geology Department (Figure 19.5) . The 19 mineralized veins each fell into one the four vein groups identified within the scope of the June 2008 mineral resource - from north to south: the Central Clementine; South Clementine; Main Gwenivere; and South Gwenivere vein groups. The four vein groups were not, however, considered separately in analysis; the overall Clementine and Gwenivere veins systems were instead analyzed.

Each of the 19 discrete veins was estimated individually, utilizing only the assay composites corresponding to individual vein’s wireframe/database intercepts. LeapfrogTM software was used to facilitate higher levels of accuracy than had previously been achieved, specifically with respect to modeling vein widths. The change in approach was prompted by empirical reconciliation data pertaining to actual veins widths versus modeled vein widths, with the latter defined as part of the June 2008 mineral resource estimate, that showed that the previously employed method tended to overestimate vein widths.

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Figure 19.5 – A Plan View (north upwards), SurpacTM Image of the Interpreted Vein Systems at Hollister Gold Mine, March 31, 2009, based on all Drillhole Intercepts
(showing the completed development and all the surface and underground drillholes used for resource definition)
(supplied by the Company)

The sample database was composited against geological intervals corresponding to the 19 identified veins by:

  generating a digital topographical surface, including the historical openpits located in the HDB (Sub-Section 6.7.6) and a digital surface of the contact between the Ordovician Vinini Formation and overlying Tertiary volcanics (Sub-Section 9.3);

  manually identifying the north and south wall points of individual vein intercepts in boreholes, then utilizing these points to construct vein wireframe iso-surfaces with a 0.15 metre (six inch) width tolerance;

  the resulting three-dimensional solid volume representing an individual vein’s volume in three-dimensional space was then exported to SurpacTM software and standard validation procedures were run to eliminate triangulation/volume calculation errors;

  re-coding the database with a ‘veincode’ identifier for the drillhole database versus wireframe intersection; and

  compositing the downhole assay data for gold and silver against the ‘veincode’ identifier for individual veins.

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Because the mineralizing fluids were confined to discrete gold- and silver-hosting epithermal veins, which are observed to disseminate into the more porous, Tertiary volcanic lithologies (Sub-Sections 9.3 and 10.2), the vein wireframes were terminated vertically at the unconformity surface between the host Ordovician meta-sedimentary lithologies and the Tertiary volcanic lithologies above (i.e. at the modelled Tertiary/Ordovician unconformity – Figure 19.6) . The down-dip extents of the veins were projected from the updated Tertiary/Ordovician unconformity to 1,326 metres (4,350 feet) elevation, thereby yielding down-dip extents for the solid models of approximately 259 metres (approximately 850 feet). This represents a reduction in the vertical depth of the modelled veins of some 107 metres (350 feet) compared with the June 2008 mineral resource update. The revision reflects concerns expressed during on-going discussions between Company staff members regarding the nature and style of the mineralizing system and its potential vertical extent within the physical and chemical environment.

Figure 19.6 – An Oblique View (north upwards), SurpacTM Image of the Interpreted
Tertiary/Ordovician Unconformity Surface at Hollister Gold Mine, March 31, 2009
(based on all drillhole Intercepts)
(supplied by the Company)

19.5.3   Assay Statistics and Compositing

Gold and silver assays of the drillhole intercepts, that were used to define the vein solids, were used for grade estimation within the vein solids. The raw data and naïve statistics for the gold and silver composites for the Clementine, Gwenivere and combined Clementine+Gwenivere vein systems are summarized on Tables 19.6 to 19.8, inclusive. Figures 19.7 to 19.9, inclusive, are graphic representations of the statistics presented on Table 19.6; Figures 19.10 to 19.12, inclusive, are graphic representations of the statistics presented on Table 19.7; and Figures 19.13 to 19.15, inclusive, are graphic representations of the statistics presented on Table 19.8.

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Table 19.6
A Summary of Statistics for Raw Gold, Silver and Composite Length Data, June 2009 Mineral
Resource Estimate, Clementine Vein System, Hollister Gold Mine, HDB, Hollister Property

Vein & Parameter	Gold Grade		Silver Grade		Composite Length
	g/t	oz/st	g/t	oz/st	m	ft
Clementine
Number of Values
Minimum Value
Maximum Value
25.0 Percentile
50.0 Percentile (median)
75.0 Percentile
80.0 Percentile
90.0 Percentile
92.5 Percentile
95.0 Percentile
97.5 Percentile
99.0 Percentile
100.0 Percentile
Mean
Variance
Standard Deviation
Coefficient of Variation
Skewness
Kurtosis
Trimean
Biweight
MAD
Alpha
Sichel-t	1,179 0.00 797.86 0.10 0.31 3.50 6.75 31.34 44.36 83.28 219.46 448.38 797.85 18.07 - - - - - - - - - -	1,179 0.000 23.271 0.003 0.009 0.102 0.197 0.914 1.294 2.429 6.401 13.078 23.271 0.527 4.456 2.111 4.006 6.467 50.235 0.031 0.019 0.017 0.000 15.627	1,179 0.00 6811.78 0.89 3.43 26.47 42.55 184.83 302.23 507.66 1137.38 2214.46 6811.78 109.61 - - - - - - - - - -	1,179 0.000 198.679 0.026 0.100 0.772 1.241 5.391 8.815 14.807 33.174 64.589 198.679 3.197 182.099 13.494 4.221 8.363 90.334 0.249 0.176 0.164 -0.000 3.17e+021	1,179 0.018 5.864 62.484 0.674 1.271 1.405 1.984 2.246 2.531 3.078 3.801 5.864 0.934 - - - - - - - - - -	1,179 0.060 19.240 205 2.21 4.170 4.610 6.510 7.370 8.305 10.100 12.470 19.240 3.063 6.696 2.588 0.845 1.835 7.409 2.449 2.469 1.364 0.001 601.210

Figure 19.7 – Gold Assay Statistics for the Clementine Veins, June 2009 Mineral Resource
Estimate, Hollister Gold Mine, HDB, Hollister Property

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Figure 19.8 - Silver Assay Statistics for the Clementine Veins, June 2009 Mineral Resource
Estimate, Hollister Gold Mine, HDB, Hollister Property

Figure 19.9 - Vein Width Statistics for the Clementine Veins, June 2009 Mineral Resource
Estimate, Hollister Gold Mine, HDB, Hollister Property

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Table 19.7
A Summary of Statistics for Raw Gold, Silver and Composite Length Data, June 2009 Mineral
Resource Estimate, Gwenivere Vein System, Hollister Gold Mine, HDB, HollisterProperty

Vein & Parameter	Gold Grade		Silver Grade		Composite Length
	g/t	oz/st	g/t	oz/st	m	ft
Gwenivere
Number of Values
Minimum Value
Maximum Value
25.0 Percentile
50.0 Percentile (median)
75.0 Percentile
80.0 Percentile
90.0 Percentile
92.5 Percentile
95.0 Percentile
97.5 Percentile
99.0 Percentile
100.0 Percentile
Mean
Variance
Standard Deviation
Coefficient of Variation
Skewness
Kurtosis
Trimean
Biweight
MAD
Alpha
Sichel-t	662 0.00 1,056.54 0.14 0.48 2.98 4.53 14.13 21.26 30.10 56.06 98.95 1,056.54 7.75 - - - - - - - - - -	662 0.000 30.816 0.004 0.014 0.087 0.132 0.412 0.620 0.878 1.635 2.886 30.816 0.226 1.854 1.362 6.027 18.268 392.78 0.030 0.023 0.021 0.000 3.159	662 0.00 3,014.64 0.75 3.43 13.58 20.61 67.37 117.84 228.31 438.44 932.25 3,014.64 47.79 - - - - - - - - - -	662 0.000 87.928 0.022 0.100 0.396 0.601 1.965 3.437 6.659 12.788 27.191 87.928 1.394 35.495 5.958 4.274 8.826 100.516 0.154 0.115 0.104 0.001 9.66e+007	662 0.034 5.849 0.564 1.286 2.158 2.481 3.071 3.490 4.034 4.770 5.576 5.849 1.532 - - - - - - - - - -	662 0.110 19.190 1.850 4.220 7.080 8.140 10.075 11.450 13.235 15.650 18.295 19.190 5.025 15.558 3.944 0.785 1.224 4.364 4.343 4.385 2.585 3.135 327,446.308

Figure 19.10 - Gold Assay Statistics for the Gwenivere Veins, June 2009 Mineral Resource
Estimate, Hollister Gold Mine, HDB, Hollister Property

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Figure 19.11 - Silver Assay Statistics for the Gwenivere Veins, June 2009 Mineral Resource
Estimate, Hollister Gold Mine, HDB, Hollister Property

Figure 19.12 - Vein Width Statistics for the Gwenivere Veins, June 2009 Mineral Resource
Estimate, Hollister Gold Mine, HDB, Hollister Property

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Table 19.8
A Summary of Statistics for Raw Gold, Silver and Composite Length Data, June 2009
Mineral Resource Estimate, Combined Clementine and Gwenivere Vein Systems,
Hollister Gold Mine, HDB, Hollister Property

Vein & Parameter	Gold Grade		Silver Grade		Composite Length
	g/t	oz/st	g/t	oz/st	m	ft
Clementine+Gwenivere
Number of Values
Minimum Value
Maximum Value
25.0 Percentile
50.0 Percentile (median)
75.0 Percentile
80.0 Percentile
90.0 Percentile
92.5 Percentile
95.0 Percentile
97.5 Percentile
99.0 Percentile
100.0 Percentile
Mean
Variance
Standard Deviation
Coefficient of Variation
Skewness
Kurtosis
Trimean
Biweight
MAD
Alpha
Sichel-t	1,841 0.00 1,056.54 0.10 0.38 3.26 5.76 22.22 34.22 53.90 127.37 385.26 1,056.54 14.37 - - - - - - - - - -	1,841 0.000 30.816 0.003 0.011 0.095 0.168 0.648 0.998 1.572 3.715 11.237 30.816 0.419 3.541 1.882 4.494 8.415 0.002 0.030 0.021 0.019 0.000 8.906	1,841 0.00 6811.78 0.79 3.43 19.68 33.29 146.91 232.59 388.59 860.19 1,873.76 6,811.78 87.36 - - - - - - - - - -	1,841 0.000 198.679 0.023 0.100 0.574 0.971 4.285 6.784 11.334 25.089 54.652 198.679 2.548 130.130 11.407 4.476 9.441 117.829 0.199 0.146 0.134 0.000 3.47e+018	1,841 0.018 5.864 0.418 0.805 1.536 1.762 2.531 2.769 3.127 3.897 4.695 5.864 1.144 - - - - - - - - - -	1,841 0.060 19.240 1.370 2.640 5.040 5.781 8.305 9.085 10.260 12.785 15.405 19.240 3.754 10.693 3.270 0.871 1.700 6.394 2.923 2.975 1.710 0.052 8,791.277

Figure 19.13 - Gold Assay Statistics for the Combined Clementine and Gwenivere Veins,
June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property

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Figure 19.14 - Silver Assay Statistics for the Combined Clementine and Gwenivere Veins,
June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property

Figure 19.15 - Vein Width Statistics for the Combined Clementine and Gwenivere Veins, June
2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property

To facilitate grade estimation and statistical analysis, the assays were composited to the full width of the individual vein intercepts. Application of full width compositing has the effect of reducing the number of informing samples used in the interpolation to only the vein gold and silver values representing true vein grade. The method removes estimation bias created by clustered data at higher vein width intercepts, which is introduced when fixed width compositing is used. Full width vein compositing improves the accuracy of the grade interpolation into the mineral resource estimate which, coupled with the tighter vein wireframe modeling, results in an overall higher accuracy in the resource estimate on grade, tonnage and contained metal.

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19.5.4   Block Modelling

A three-dimensional block model was defined for the area represented by the 19 discrete vein solids. Block dimensions of five by 15 by 15 feet (dimensions in the Y, X, Z directions, respectively) with one level of standard sub-blocking to 2.5 by 7.5 by 7.5 feet (dimensions in the Y, X, Z directions, respectively) was created to thereby best-fit the vein orientation and data density. No block rotation was applied.

Initially, each block was assigned nine attributes (Table 19.9); the initial populated attribute was the ‘veincode’. This allowed a filter to be applied to constrain the subsequent estimations to discrete veins.

Table 19.9
A Summary of the Block Model Attribute, June 2009 Mineral Resource Update,
Hollister Gold Mine, HDB, Hollister Property

Co-ordinate
Type	Y	X	Z
Minimum Coordinates Maximum Coordinates User Block Size Min. Block Size Rotation Total Blocks Storage Efficiency %	318,000 319,850 5 2.5 0 3,706,942 95.8	228,600 232,335 15 7.5 0 - -	4,000 5,800 15 7.5 0 - -

Attribute Name	Type	Decimals	Background
ag-opt-id2 au-ave-dist au-equivalent au-near-samp au-no-samp au-opt-id2 percentage1 reefcode1 veincode	Real Real Real Real Integer Real Real Integer Character	2 2 2 2 - 2 2 - -	-999 -999 -999 -999 -999 -999 -999 -999 -999

19.5.5   Volumetric Estimation

A common source of inaccuracy in certain estimation techniques is evident in the edge-effect of block models. This is most pronounced in narrow, high-grade deposits as the ratio of surface area to volume is significantly higher than in, for example, bulk disseminated deposits. A number of techniques have been developed to mitigate block edge effects, most utilize increasing levels of sub-blocking to reduce the effect of the volume error when estimating into centroid models (i.e. models in which complete blocks with centroids falling inside the wireframe are classified as valid). The technique applied in the Company’s current/June 2009 estimation involved the use of a standard, one level sub-block and estimations of the percentage volume of each block contained within the individual

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wireframes into the block attribute “percentage1”. The method outlined applies an empirical calculation to the individual blocks contained within the individual vein wireframes and further increases the accuracy of the volumetric estimation. It in addition reduces estimation error by reducing the volume variance effect and conditional bias.

19.5.6   Grade Estimation

Following lengthy debate between representatives of Hollister Gold Mine’s Geology Department, representatives from SRK Denver, Keith Blair of Applied Geoscience LLc, Nevada, and Messrs. Phillip Bentley and Dale Richards of the Company, the following methods for estimating gold and silver grades were decided upon: uncapped, full vein width composites for gold and silver; and the inverse distance to the second power (“ID2”) method.

Each vein was estimated individually, using only the full vein composites corresponding to each vein of interest and excluding all external vein grade composites, regardless of their proximity to the search radius. Due to the narrow vein widths, isotropic search parameters were applied with the first range equal to 106.7 metres (350 feet) and the second range equal to 213.3 metres (700 feet). Hard boundaries were applied from the Tertiary-Ordovician contact and to an elevation of 1,326 metres (4,350 feet). A minimum number of three and a maximum number of fifteen informing sample composites were used for estimating grades. Sample discretization was set at three by three by three feet per standard block.

Grade composites were calculated by intercepting the drillhole database with the vein wireframes, coding the database with a ‘veincode’ attribute corresponding to the intercept and finally by compositing gold and silver fields within the database against the “veincode” file.

19.5.7   Block Model Validation

A cross-validation exercise was completed to test the robustness of the estimation parameters. Cross-sections through the block model were prepared and individual vein composites were compared with the block grade estimated values. The cross-validation study showed satisfactory results, with good correlations and insignificant conditional bias. In addition, the minimum number of informing samples was increased to four to validate the robustness of the geological classification.

19.5.8   Mineral Resource Classification

Mineral resource categorization of the blocks in each discrete vein was achieved utilizing average distance of informing samples to flag confidence in three fields designated under the block model attribute ‘reefcode’. Table 19.10 summarizes the parameters used to attribute the reefcodes.

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Table 19.10
A Summary of Reefcode Attribution Criteria June 2009 Mineral Resource Update,
Hollister Gold Mine, HDB, Hollister Property

Reefcode	Category	Informing Samples
		Average distance	Minimum	Maximum
0 1 2 3 -999	below grade cut-off Measured Indicated Inferred Un-estimated blocks	- less than 100 feet between 100 and 279 feet 280 feet or more -	- 3 3 3 -	- 15 15 15 -

Figures 19.16 to 19.18 inclusive are grade and tonnage curves for the total estimated Measured, Indicated, and Inferred categories of estimated mineral resource. Table 19.11 summarizes the overall results for range of selected gold grade cut-offs and Figures 19.19 to 19.22, inclusive, identify the distribution of the Measured and Indicated mineral resources within the main individual veins. The reader is cautioned that some of the estimated resources fall into the Inferred category that is considered geologically speculative. There is no guarantee that Inferred resources will ever be upgraded to a reserve status.

Figure 19.16 – A Grade and Tonnage Curve for Measured Mineral Resources over a Range of Gold Grade Cut-Offs, June 2009 Mineral Resource Estimate,
Hollister Gold Mine, HDB, Hollister Property

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Figure 19.17 – A Grade and Tonnage Curve for Indicated Mineral Resources over a Range of Gold Grade Cut-Offs, June 2009 Mineral Resource Estimate,
Hollister Gold Mine, HDB, Hollister Property

Figure 19.18 – A Grade and Tonnage Curve for Inferred Mineral Resources over a Range of Gold Grade Cut-Offs, June 2009 Mineral Resource Estimate,
Hollister Gold Mine, HDB, Hollister Property

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Table 19.11
Summary of the Company’s Undiluted Resource Estimate by Gold Grade Cut-Off,
Hollister Gold Mine, HDB, Hollister Property, June 2009 (CIM 2005)

Category	Gold Grade Cut-off		Amount (‘000)		Average Gold Grade		Average Silver Grade		Equivalent Gold
	g/t	oz/st	t	st	g/t	oz/st	g/t	oz/st	Ounces*
Measured	5.14 6.86 8.57 10.29	0.15 0.20 0.25 0.30	226 200 181 163	249 220 199 180	53.26 59.41 64.98 71.07	1.553 1.733 1.895 2.073	826.3 913.2 994.8 1,085.0	24.10 26.64 29.02 31.65	479,900 473,700 468,100 461,700
Indicated	5.14 6.86 8.57 10.29	0.15 0.20 0.25 0.30	1,299 1,016 827 692	1,432 1,120 912 762	24.14 29.39 34.54 39.67	0.704 0.857 1.008 1.157	102.0 121.5 141.5 160.7	2.98 3.54 4.13 4.69	1,074,900 1,022,300 977,500 937,900
Measured + Indicated	5.14 6.86 8.57 10.29	0.15 0.20 0.25 0.30	1,525 1,216 1,008 855	1,681 1,341 1,111 942	28.45 34.33 40.00 45.67	0.830 1.001 1.167 1.332	209.2 251.7 294.6 337.1	6.10 7.34 8.59 9.83	1,554,900 1,496,000 1,445,600 1,399,600
Inferred	5.14 6.86 8.57 10.29	0.15 0.20 0.25 0.30	1,429 1,150 939 760	1,575 1,268 1,035 838	32.30 38.84 45.95 54.81	0.942 1.133 1.340 1.598	66.8 79.2 93.2 111.0	1.95 2.31 2.72 3.24	1,531,300 1,481,700 1,431,500 1,381,500

Note: *	The equivalent gold ounces reported above were calculated by applying a gold price of US$800 per Troy ounce and US$12.50 per Troy ounce for silver. No recovery factors were applied in analysis.

Figure 19.19 - A SurpacTM Plan View of the Distribution of Mineral Resource Categories,
June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property

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Figure 19.20 – A SurpacTM Snapshot (looking north) of the Distribution of Measured
(highlighted in RED), Indicated (highlighted in YELLOW, Inferred (highlighted in BLUE)
and Unestimated blocks (highlighted in VIOLET) for the Central Clementine Vein, J une 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property

Figure 19.21 – A SurpacTM Snapshot (looking north) of the Distribution of Measured
(highlighted in RED), Indicated (highlighted in YELLOW, Inferred (highlighted in BLUE)
and Unestimated blocks (highlighted in VIOLET) for the South Clementine Vein,
June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property

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Figure 19.22 – A SurpacTM Snapshot (looking north) of the Distribution of Measured
(highlighted in RED), Indicated (highlighted in YELLOW, Inferred (highlighted in BLUE)
and Unestimated blocks (highlighted in VIOLET) for the Main Gwenivere Vein,
June 2009 Mineral Resource Estimate, Hollister Gold Mine, HDB, Hollister Property

19.6      Mineral Reserve Estimates

Two main cycles of mineral reserve estimate for Hollister Gold Mine have been completed. The first estimate is detailed in the September 2007 Technical Report and the latest (and therefore the current) mineral reserve estimate is detailed in the February 2009 Technical Report. For purposes of this Technical Report, the mineral reserves are dated September 2007 and February 2009, respectively.

19.6.1   September 2007 Estimate

The September 2007 mineral reserve estimate was compiled, at the request of the Company/Rodeo, by Peter Cain, Ph.D., P. Eng, of Associated Geosciences Limited of Calgary, Canada, as part of a feasibility study of mineralized epithermal, narrow vein mining at Hollister Gold Mine. The details are not presented here because the September 2007 mineral reserve estimate is no longer relevant - the 2007 study used by now long-outdated assumptions, costs and metal prices and the results were, in any event, superceded by the February 2009 update.

19.6.2   February 2009 Estimate

The February 2009 mineral reserve estimate was compiled by Company staff members under the management of Johannes G. Oelofse, F.S.A.I.M.M., Pr. Eng.. Messrs. Oelofse and Godden are the responsible Qualified Persons for the mineral reserve estimate stated here. The reader should note that as the Company’s Chief Operating Officer, Mr. Oelofse is not independent under NI

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43-101. Details of the February 2009 mineral reserve estimate were first presented in the February 2009 Technical report that is filed on www.sedar.com.

The basis for the February 2009 mineral reserve estimate was the June 2008 mineral resource estimate, at a gold grade cut-off of 11.31 g/t (0.33 oz/st) (Sub-Section 19.4 and Table 19.12) . The gold grade cut-off was selected from consideration of the direct mine operating costs achieved on Hollister Gold Mine during the 4th Quarter of 2008, excluding taxes, royalties and contingencies, and adjusted to reflect the estimated overall operating costs expected at steady-state mine production. The parameters applied in analysis are summarized on Table 19.13.

Table 19.12
Summary of GeoLogix’s Undiluted Resource Estimate at an 11.31 g/t (0.33 oz/st)
Gold Grade Cut-Off, Hollister Gold Mine, HDB, Hollister Property, June 2008 (CIM 2005)
(data from the February 2009 Technical report by J. Oelofse, et al)

Category	Gold Grade Cut-off		Amount (‘000)		Average Gold Grade		Average Silver Grade		Equivalent Gold Ounces
	g/t	oz/st	t	St	g/t	oz/st	g/t	oz/st	(‘000)*
Measured	11.31	0.33	748	825	39.98	1.176	242.4	7.07	1,050
Indicated	11.31	0.33	313	345	34.18	0.997	100.6	2.93	359
Measured + Indicated	11.31	0.33	1,061	1,170	38.26	1.116	200.6	5.85	1,409

Note: *

The equivalent gold ounces reported above are as stated by the Company in the February 2009 Technical Report. They were calculated by the Company by applying a gold price of US$650 per Troy ounce and US$15 per Troy ounce for silver. No recovery factors were applied in analysis.

Table 19.13
Summary of the Company’s Grade Cut-Off Parameters and
Values, February 2009 Mineral Reserve Estimate
(data from the February 2009 Technical Report by J. Oelofse, etal)

Parameter	Unit	Amount
Estimated Operating Costs Mining Milling Admin Total Estimated Cost	US$/t mined US$/t milled US$/t milled US$	165 100 20 285
Gold Revenue Cut-off grade Estimated average price Recovery Silver Credits Average grade Estimated average price Recovery Total Revenue	g/t (oz/st) US$/oz % g/t (oz/st) US$/oz % US$	0.33 800 90 4.34 12 90 285

Only Measured and Indicated mineral resources are stated on Table 19.12 and only Measured and Indicated mineral resources were considered within the scope of the February 2009 mineral reserve estimate. Mineral resources that fall into the Inferred category should be considered geologically speculative - there cannot be any guarantee that Inferred resources will ever be upgraded to a reserve status.

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A minimum stoping width of 0.36 metres (1.17 feet or 14 inches) was assumed for purposes of mineral reserve estimation, along with dilution defined as waste tonnes (or tons) carrying zero grade and 100 percent in-stope extraction (analysis by the Company suggests that although no systematic, in-stope pillars will be required, 6.10 metre [20 feet] wide crown pillars will be required and will be left between every second sub-level, thereby to allow for the sequencing of mining on two sub-levels levels at any one time). Based on the results of trial stoping and grade reconciliation studies, where vein widths of 0.76 metres (30 inches) or greater were considered, a total of 0.15 metres (six inches) of hangingwall dilution and 0.15 metres (six inches) of footwall dilution was applied. In more general terms, dilution rates were applied.

The estimated tonnages were classified into the Proven and Probable categories, based on the Measured and Indicated categories of mineral resource, where Proven reserves were defined as such by only those Measured mineral resources that were then currently accessible from existing development and/or were currently being mined. All other available material was classified into the Probable category of mineral reserves. The results are summarized on Table 19.14.

Table 19.14
Summary of the Company’s Diluted Reserve Estimates at an 11.31 g/t (0.33 oz/st)
Gold Grade Cut-Off, Hollister Gold Mine, HDB, Hollister Property, February 2009 (CIM 2005)
(data from the February 2009 Technical report by J. Oelofse, et al)

Category	Gold Grade Cut-off		Amount (‘000)		Average Gold Grade		Average Silver Grade		Equivalent Gold Ounces
	g/t	oz/st	t	st	g/t	oz/st	g/t	oz/st	(‘000)*
Proven	11.31	0.33	99	109	37.95	1.107	266.4	7.77	134
Probable	11.31	0.33	1,020	1,125	28.04	0.818	136.5	3.98	988
Proven + Probable	11.31	0.33	1,119	1,234	28.94	0.844	148.1	4.32	1,122

Note: *

The equivalent gold ounces reported above are as stated by the Company. They were calculated by the Company by applying a gold price of US$800 per Troy ounce, a silver price of US$12 per Troy ounce. No recovery factors were applied.

Reserves are always a function of the outlook for the price of the underlying metals and hence there can never be certainty that reserves will not be reduced on account of such economic or other non-technical risks, however even these risks are mitigated by other factors such the likelihood that metals prices will increase to the point where the ultimate recovery of metals exceeds that predicted by the reserves analysis.

Taking into account the discussion in Sub-Section 19.7 about the understood technical risks and their mitigating factors, and following a review of the Company’s reserve statement and the assumptions applied in their estimation, SGA is of the view that, on balance, the downside risk of the cumulative effect of the technical risks causing significant revisions of the reserves is small. However, the reader should be aware that:

  the stated reserve estimate is based on the Company’s 4th quarter, 2008 operating cost estimates, since when the Company’s estimates have increased for the reasons described in Sub-Section 20.2.10; and

  the stated reserve estimate is based on what is now an out-of-date mineral resource estimate, by virtue of the June 2009 update that is the principal reason for this Technical Report; but

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  in the opinion of SGA, operational efficiencies and re-engineering options available for use/application at Hollister Gold Mine could/should realize positive operating cost benefits that could/should influence positively gold grade cut-offs applied within the scope of future mineral reserve estimates; and

  notwithstanding the above and for purposes of the Company’s post-tax cashflow forecast detailed in the February 2009 Technical Report and summarized in Section 20.3 of this Technical Report, the Company’s February 2009 mineral reserve estimate may reasonably be construed to fairly reflect total available tonnages and what is likely to achievable, overall, in terms of average headgrades from Hollister Gold Mine, as it is currently configured; therefore based on the CIM definition of Proven and Probable Reserves and the assumptions and risks stated herein, Table 19.14 represents a fair estimate of the Proven and Probable reserves at Hollister Gold Mine, as of the date of the February 2009 Technical Report.

19.7      Factors That May Influence Mineral Resources and Reserves

19.7.1   Non-Technical Issues

To the best of SGA’s knowledge and as described in various sections of this Technical Report, there are currently (June 2009) no title, legal, taxation, marketing, permitting, socio-economic or other relevant issues that may materially affect the current mineral resources and mineral reserves described in this Technical Report:

  the title information presented in this Technical Report is based on a title opinion by Richard Harris of Harris & Thompson, Attorneys, of Reno, NV, USA, as detailed in the aforementioned title opinion documents dated March 12 and March 13, 2009 (Sub-Section 6.3);

  following a review of current Nevada Mining Law, the Company/Rodeo appears to be fully compliant in terms of corporate structure (Sub-Section 6.2), concession maintenance (Sub- Section 6.2) and surface rights (Sub-Section 6.6);

  to the best of SGA’s knowledge, no exceptional taxes currently apply to the Hollister Gold Mine project (Sub-Section 6.4); and

  following a review of current Nevada environmental regulations (Sub-Section 6.7), the Company/Rodeo appears to be fully compliant in terms of permitting requirements for its current surface and underground exploration activities and underground bulk sampling program (Sub-Sections 6.7 and 6.8); however an EIS requires completion before the Company’s/Rodeo’s modified Plan of Operation is approved and full production activities and related surface infrastructure are permitted (Sub- Section 6.7, in the opinion of SGA, there is no readily identifiable reason to suppose that such permits will be issued by the relevant regulatory authority);

  to the best of SGA’s knowledge there currently exists no reported Government restrictions or constraints on the exporting and/or sale of concentrates or metals that do not contain radioactive material; and

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  in the opinion of SGA, the Company/Rodeo has a mature and well-defined socio-economic and environmental programs through partnerships with government agencies, that the Company is well received by both the local communities and government and that the current and future planned operations are seen in a positive light.

It is emphasized that SGA’s findings are based on reviews of readily available data sources only. Future changes to federal or Nevada state law (mining, taxation, environmental, human resources and related issues) and/or government or local attitudes to local mining investment cannot be, and have not been, considered, predicted or evaluated within the scope of this Technical Report.

SGA is not qualified to assess political risk, although the reader should be aware that Hollister Property is one of the Company’s two material mineral properties and that uncertainty exists, to a greater or lesser extent, as regards political and economic matters in every country in the world, going forward.

19.7.2   Technical Issues

The reader is cautioned that a portion of the Company’s June 2009 mineral resource estimate for Hollister Gold Mine is in the Inferred category, which category may be considered geologically speculative. The known mineralization has not yet fully been determined to be economic ore and there is no guarantee that the resources will be upgraded to reserve status. It should, however, be noted that the Company/Rodeo continues to actively undertake an underground infill and step-out drilling program to facilitate the definition of additional Measured and Indicated Mineral Resources for the Hollister Gold Mine deposit.

The Hollister Gold Mine mineral resources and mineral reserves estimates are not expected to be materially affected by technical issues relating to mining, metallurgical or infrastructure issues, which issues, in the opinion of SGA, have reasonably and realistically been included in the overall operating cost estimate, hence the gold grade cut-off:

  exceptional losses to pillars and other remnants and exceptional dilution rates are not anticipated (in the opinion of SGA, the Company’s dilution rates and anticipated losses to pillars appear to be reasonable and fair);

  assessments of the prevailing ground conditions, and their impacts on stoping layout and support design, have been compiled (by the Company/Rodeo) and will continue to be modified as knowledge and experience of the Hollister Gold Mine deposit grows; and

  the results of the metallurgical and bulk sampling programs that have thus far been completed on mineralized material from diamond drillcores (Section 18.2) show that conventional CIL methods can be used and that gold and silver recovery rates approximating to 90 percent and 85 percent, respectively, may reasonably be expected.

As regards mining risk, SGA concurs with the Company’s opinion that the development of a test-/trial-mine has mitigated or eliminated project-related and operational risks that might more usually be associated with new mine developments (trial stoping on the Clementine and

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Gwenivere veins started in 2008). In particular, the following benefits of test-/trial-mining at Hollister Gold Mine may reasonably be identified:

From an environmental aspect, it has afforded the opportunity to:

  study closely the ARD characteristics of mine waste;

  study closely water handling, thereby allowing management to define measures, systems and procedures for the effective control of water discharge issues; and

  demonstrate that the operation can work fully in compliance with existing environmental regulations.

From mine planning and design aspects, it has:

  enabled better understandings of the hydrology of the groundwater regime and chemical turbidity characteristics, thereby allowing a robust hydrology model to be compiled;

  allowed the draw-down of the sub-surface groundwater table, thereby allowing dry mining of the veins at full production start-up;

  provided better understandings of the ground control issues and rockmass properties of the mineralized material and waste than might otherwise have been the case;

  allowed bulk tonnage factor tests to be carried out, thereby to verify the results of laboratory density tests;

  afforded the opportunity to develop close understandings of the continuity of the mineralized vein systems that resource definition drilling alone might allow;

  allowed the suitability of various thin vein stoping methods to be trailed (see Sub-Section 20.2);

  allowed close understandings of rock abrasiveness, the drilling and blasting characteristics of the waste and mineralized material and mine productivities;

  allowed the character of the waste rock to be closely understood, hence how it might best be controlled/handled at full production;

  enabled mine recovery, primary and secondary dilution factors, resulting from each of the trailed stoping method, to be assessed and verified;

  enabled mining productivities, efficiencies and production schedules to be more closely defined than might otherwise have been the case;

  allowed ventilation friction factors to be developed, by means of direct measurement; and

  improved the Company’s ability to compile accurate cost estimates, in part due to close understandings of mine manpower requirements.

Some residual technical risks may, nevertheless, reasonably be identified, as Table 19.15 suggests. In the opinion of SGA, operational efficiencies and re-engineering options are

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available for use/application at Hollister Gold Mine, the upside benefits of which could, in the medium-term, reduce unit operating costs to, or below, the levels estimated in the February 2009 Technical Report and in the financial analysis presented in Sub-Section 20.3 of this Technical Report. It is not, therefore, unreasonable to suppose that changes to the Company’s current mineral reserve statement will in future be made. However, in the opinion of SGA, if the types of operational changes suggested above are made, material downside changes are unlikely.

Table 19.15
Summary of the Company’s Assessed Residual Risks and Planned Mitigation
Measures, Hollister Gold Mine, HDB, Hollister Property
(after data from the February 2009 Technical report by J. Oelofse, et al)

Technical Area	Assessed/Specific Risk	Estimated Degree of Risk	Mitigation
Improper Vein Mining	Mine Dilution	Low	- make sure that a geologist marks the split
shot correctly
- make sure that the vein is always in the
middle of the back
- make sure that the miner drill correctly
- institute an incentive bonus system which
penalizes dilution
Mine Labor Recruitment	Mine Labor Shortage	Low to Moderate	- active recruitment with worker incentives - complete the Mud Springs road and run employee buses to that area - expect to have to undertake extensive training
MSHA Mine Ventilation/DPM Violations	Exceeding the 160 µg/m3 DPM could cause a temporary shutdown of the mine	Low	The new MSHA regulation was put into
effect in May 2008. The existing mine
equipment does not meet the new
requirements. None of the mitigating
methods have been built into the feasibility
planning or cost except a somewhat higher
fuel cost for better fuel. Failure to meet the
new requirements could cause MSHA
citations, fines and shut downs.
Equipment Availability & Long Lead Time	Equipment might not be available when needed	Low	Needs will have to be anticipated and capital expenditures will have to be guaranteed well in advance of the delivery dates.
Differential Price Inflation	Cost of specific consumables are inflating faster than the average rate in the larger economy	Low	The differential price inflation of fuel,
electricity, steel products and explosives,
should be increased by an increase of about
6% per year, for five years (parameter
assumed in financial sensitivity analysis – see
Sub-Section 20.3).

20      OTHER RELEVANT DATA AND INFORMATION

The following text was prepared by the principal author of this Technical Report, using information taken from the September 2007 and February 2009 Technical Reports (albeit that the former report has been superceded), as well as internal Company documents provided during the author’s site visit of March 2009. Key elements of the presented information were checked or

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verified during the author’s site visit, by means of discussions with Company/Rodeo staff members, scrutiny of mine plans and schedules, scrutiny of geology plans and sections and an inspection of the underground workings at Hollister Gold Mine.

20.1      2007 Feasibility Study

A feasibility study of the Hollister Gold Mine project was compiled during 2007, by a team of independent consultants led by Dr. Richard Bullock of Behre Dolbear, under the corporate project management of Johannes G. Oelofse, F.S.A.I.M.M., Pr. Eng., the Company’s Chief Operating Officer. The objective of the feasibility study was to produce a technically viable mine design with a realistic development sequence and achievable production rate of relatively high-grade mineralized material from the Gwenivere and Clementine vein systems, with minimum dilution. The study was based on the results of the July 2007 mineral resource estimate summarized in Section 19.3 and presented in the July 2007 Technical Report. The study results were published by the Company in a news release dated July 12, 2007.

The Company’s 2007 feasibility study is not considered further in this Technical Report as it was superceded by the 2008/2009 update, presented in the February 2009 Technical Report and as stated in the Company’s news release of February 23, 2009 (the “2008/9 Study Update”). A summary of the 2008/9 Study Update is presented in the following Sub-Section 20.2. SGA has not independently verified the presented data and results, but in the opinion of SGA there is readily identifiable reason to suppose that available data is either incorrectly stated or misrepresented in the available source documents.

As earlier stated (Sub-Section 19.6), the Company’s mine planning and design process for Hollister Gold Mine is iterative, insofar as changes and updates are made as knowledge and experience of the epithermal vein deposit grows and as the gold grade cut-off estimates change with the Company’s operating cost estimates and metal price forecasts. Further updates of the Company’s mine development and production plans, processing plans and related cost estimates may, therefore, reasonably be expected to be published in due course. The basis for the next revision might be the 2009 mineral resource estimate presented in Sub-Section 19.5, applied to the framework of the current mine plans, schedules, cost and mine life estimates summarized in the following Sub-Section 20.2.

20.2      2008/9 Study Update

The 2008/9 Study Update was based on the Company’s work programs to December 31, 2008, inclusive of the June 2008 mineral resource estimate summarized in Sub-Section 19.4 and the results of toll-processing bulk samples of mineralized material from Hollister Gold Mine. Knowledge and experience of mining conditions, gained as a result of test-/trial-stoping in the target vein systems during 2008, also formed an important element of the 2008/9 Study Update.

20.2.1   Development & Stoping Layouts

The Company compiled a mine development plan for exploiting to depletion the available mineral reserves at Hollister Gold Mine, as defined by the February 2009 mineral reserve estimate. The mine development is targeted at Measured and Indicated categories of mineral resource, at a gold grade cut-off of 11.31 g/t (0.33 oz/st) only. The planned stopes are aligned

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along the strike of the veins and the rate of stope development was set relative to the vein mining rate (for example, in the early years of mine development, stope development must proceed at a faster rate than the mining rate to provide an uninterrupted flow of mineralized material).

Estimates of the total amount and types of capital development that will be required prior to production, as well as to sustain production, were compiled by the Company using DatamineTM. Following a review of the Company’s development plans, SGA is of the opinion that they are realistic, reasonable and fair for the intended purpose.

Figures 20.1 and 20.2 are DatamineTM snapshots of the Company’s currently planned capital development, stope access and stoping layouts. The Company has estimated that the average development required for the years 2010 through 2013 is 1,968 metres (6,457 feet) per year. During this same period, the Company has estimated that 583,500 tonnes (643,192 short tons) of mineralized material will be mined from the Gwenivere and Clementine vein systems. For the period 2010 through 2013, the Company has estimated that 89.8 tonnes (99 short tons) of mineralized material will be mined per 0.3 metres (one foot) of waste development and that production will yield 28 ounces of contained gold per 0.3 metre (one foot) of waste development advance.

Figure 20.1 – A DatamineTM Snapshot (looking north) of the Company’s
Capital Mine Development (highlighted in GREEN), Lateral Drift (highlighted in BLUE)
Stope Access (highlighted in ORANGE) and Stoping Layout (highlighted as near vertical, multi-coloured slabs) Plans
(data from the February 2009 Technical report by J. Oelofse, et al)

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Figure 20.2 – A DatamineTM Snapshot (looking northwest) of the Company’s
Capital Mine Development (highlighted in GREEN), Lateral Drift (highlighted in BLUE)
Stope Access (highlighted in ORANGE) and Stoping Layout (highlighted as near vertical, multi-coloured slabs) Plans
(data from the February 2009 Technical report by J. Oelofse, et al)

20.2.2   Stoping Options

The Company considered five, widely used, thin vein stoping methods within the scope of its mine planning and design studies: conventional shrinkage; sub-level long hole; overhand cut & sand fill; underhand drift & paste fill; and overhand drift & waste fill. The benefits and downsides of each method were examined, by the Company/Rodeo, within the framework of its target production rate of between 272 and 363 tpd (300 and 400 stpd) of mineralized material with minimal waste rock dilution (or at least with dilution controlled to a practicable minimum), hence through considerations of:

  the general geometry of the deposit (in particular the veins and their sharp wall rock/grade cut-offs);

  the physical (rock mechanic) characteristics of the veins and wall rocks;

  equipment productivities, workforce availability, production efficiencies and experience in the test-/trial-mine during 2008; and

  the ability to use waste rock for backfill in the mine stopes.

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It was for reasons of dilution control that the Company has tested/trialed (and continues to trial) the thermal breaking method of stoping: vein material is subjected to cycles of heating and cooling along pre-drilled stope longholes, thereby progressively cracking/breaking the mineralized material without undue disturbance of the wall rocks (as would be the case with conventional blasting). Once the vein material along individual longholes is fully broken, any intervening material is slash-blasted to thereby complete vein extraction in the target stoping block, with minimum theoretical dilution.

During his March 2009 site visit, the principal author of this Technical Report reviewed the trial stoping methods employed at Hollister Gold Mine, as well the Company’s plans for reducing dilution in ROM mineralized material. Particular emphasis was placed on an assessment of the effectiveness and potential of the thermal breaking method of stoping. Following his review and in his opinion:

  the mine’s technical team is committed, pro-active and fully aware of the stoping issues and production challenges;

  appropriate systems and solutions are being developed and some are already in place; and

  there is no readily identifiable reason to suppose that dilution cannot closely be controlled, or at least effectively reduced.

In these regards it is worth emphasizing that the principal author of this Technical Report concurs with the findings of the mine’s technical team as regards stoping methods:

  conventional shrinkage stoping is in general incompatible with the prevailing rockmass conditions, especially where significant rockmass disturbance has occurred, although the method could work well in relatively undisturbed areas of the Gwenivere vein system where above average wall rock conditions are predicted to exist;

  sub-level longhole stoping may reasonably be expected to result in elevated dilution of ROM mineralized material, due to the constraints of straight-line drilling and the inevitability of peripheral blast damage and subsequent wall rock failure; but longhole stoping using the thermal breaking method shows significant promise –

    it appears that the amount of wall rock dilution can closely be controlled, not least due to the insignificant amounts of energy that are imparted to the wall rocks during stoping, but fairly straight-sided stopes are in theory required to ensure optimum extraction of high- grade material in a routine production environment, or at least the length of hole over which thermal fracturing is carried out might in some cases have to be limited by virtue of the geometric characteristics of the target vein/s of interest (alternatively, a different stoping method might have to be employed); and

  overhand drift & fill is probably the most efficient, conventional stoping method due to its inherent flexibility, especially when slushers are used.

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The second sub-point concerning thermal breaking is emphasized because the method has not yet been proved in a production environment. A robust system designed for use in a production environment could doubtless be developed, but three key questions remain:

  what are the estimated down-times for scheduled maintenance and repairs;

  could the method realize adequate production rates, if several passes were required to extract small, isolated pockets (or swells) of high-grade material; and

  are the available down-hole monitoring methods (e.g. cameras) sufficiently robust and accurate to enable pockets (or swells) of high-grade material to be routinely identified in a production environment?

The preceding questions may reasonably be raised because in the type of mining environment found at Hollister Gold Mine, alternative stoping technologies must by design ensure sustained success by:

  delivering ROM tons of mineralized material at lower average production costs and at the same or higher average headgrades than conventional stoping methods; and

  routinely delivering the total tonnage outputs required of and for strategic operations’ development.

The earlier point concerning overhand cut & fill is worth emphasizing: during the period that Hecla was involved at the mine, small (two yard) scoops were employed to muck the stope development drifts with the result that significant zero-grade overbreak was incurred. Observations made underground showed that overbreak continued with overhand advance until the (slusher mined) stope widths could more closely match the narrow developed vein widths. It was ably demonstrated during the principal author’s underground visit that current planning is aimed at developing stope start-up drifts using slushers. The method might be less productive than mucking with small scoops, but given the upside benefits in terms of dilution, excavation stability and safety, it may reasonably be construed to be entirely appropriate within the local geological/geotechnical context. Put another way, in-stope trackless mechanization should continue to be resisted at the mine. It is also reasonable to emphasize that:

  it would be unwise at this stage to assume that the thermal breaking method could substantially replace conventional stoping methods at the mine, thereby yielding the majority of the planned production output;

  the selection of an appropriate stoping method by stoping area or block will to a large extent depend on the prevailing vein width, vein geometry and ground conditions, hence on the systematic application of rockmass characterizations coupled with the results of short-hole drilling in advance of production; and

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  a variety and/or balance of thin vein stoping methods will probably be required to minimize operational risks and to ensure minimum dilution at the required ore production rate.

Initially at least, the selection process might be complex and difficult to optimize, but such constraints should ease with stoping advance and as knowledge of the locally unique stoping environment grows. The principal author’s confidence in the mine’s technical team is emphasized in this regard. However, it may also reasonably be stated that operational options are available that could/should improve operational efficiencies and unit costs, hence reserve grade cut-offs, etc, but these have not yet been considered by the Company.

20.2.3   Production Scheduling

Table 20.1 summarizes the Company’s current (February, 2009) life-of-mine production schedule (unverified data supplied by the Company) – production stoping commences in November 2010 when the first sub-level is developed off the Main Ramp, from where successive sub-levels will later be developed at vertical intervals of between 22.5 metres (110 feet) and 39.6 metres (130 feet), depending on whether or not a 6.1 metre (20 feet) wide crown pillar is required. Manpower levels are set to provide enough personnel to achieve maximum utilization of the mining equipment (Table 20.2) . The mining equipment is specialized to each mining task (Table 20.3) .

Table 20.1
A Summary of the Company’s Life-of-Mine Mineral Reserve Depletion
Plan/Production Schedule for a Gold Grade Cut-Off of 11.31 g/t (0.33 oz/st),
Hollister Gold Mine, HDB, Hollister Property, February 2009 (data from the February 2009
Technical Report by J. Oelofse, et al)

Parameter	2009	2010	2011	2012	2013	2014	2015	2016	2017	Totals
Mineralized material (t) (st)	99,428 109,600	124,768 137,532	132,907 146,504	135,447 149,303	126,465 139,403	133,358 147,000	131,543 145,000	127,007 140,000	108,863 120,000	1,119,788 1,234,342
Waste extracted (t) (st)	154,080 169,842	180,629 199,107	138,418 152,578	104,327 115,000	95,255 105,000	86,183 95,000	72,576 80,000	68,040 75,000	18,144 20,000	917,651 1,011,527
Production rate (tpd) (stpd)	272 300	342 377	364 401	371 409	347 382	366 403	360 397	348 384	298 329	- -
Average gold grade (g/t) (oz/st)	37.95 1.107	27.36 0.798	28.35 0.827	29.28 0.854	28.15 0.821	27.77 0.810	27.43 0.800	27.08 0.790	29.14 0.850	28.04 0.818
Contained gold ounces	121,348	109,699	121,159	127,563	114,385	119,070	116,000	110,600	102,000	920,475
Average Silver Grade(g/t) (oz/st)	266.4 7.77	153.3 4.47	101.1 2.95	153.3 4.47	133.7 3.90	140.6 4.10	137.1 4.00	133.7 3.90	140.6 4.10	136.5 3.98
Contained silver ounces	851,946	615,205	432.152	668,067	543,743	602,700	580,000	546,000	492,000	4,479,868
Gold equivalent ounces*	120,714	107,034	114,877	123,826	110,287	115,299	112,230	106,911	98,442	1,009,620

Note: *

The equivalent gold ounces reported above are as stated by the Company. They were calculated by the Company by applying a gold price of US$800 per Troy ounce, a silver price of US$12 per Troy ounce and an average recovery rate of 90 percent for both gold and silver.

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Table 20.2
A Summary of the Company’s Estimated Mine Crew Complements at
Full Production, Hollister Gold Mine, HDB, Hollister Property,
February 2009 (inclusive of 44.4% burden and US$8.00/hr bonus)
(data from the February 2009 Technical Report by J. Oelofse, et al)

Position	Total Complement	Wages (US$/hr)
Stope Miners
Development Miners
Raise Miners (assigned as needed)
LHD/FEL/truck operators
Utility/Dewatering Crew
Backfill Crew
Mechanic Jumbo Fleet
LHD/FEL/Truck Mechanics
Mechanics (utility fleet)
Mechanic (Jacklegs/stopers)
Electrician	40 10 - 10 5 10 2 3 2 1 3	48.62 48.62 45.01 34.51 34.51 45.01 48.62 45.91 41.57 48.62 48.62
Total	86

Note: LHD = load-haul-dump units (scooptrams or scoops), FEL = front end loader

Table 20.3
A Summary of the Company’s Estimated Mining Equipment Requirements at
Full Production, Hollister Gold Mine, HDB, Hollister Property, February 2009
(data from the February 2009 Technical report by J. Oelofse,etal)

Area	Equipment Type	Number
Development	3.5 yd3 loader 6.0 yd3 loader Bolter Single boom jumbo Twin boom jumbo Scissor lift/deck Shotcrete transmixer truck Shotcrete spraymec 20 st haul trucks	One One One One One One One One Two
Stoping	Narrow vein jumbo Jackleg drills 1.0 yd3 loader 2.0 yd3 loader Cement transmixer 20 st haul trucks	One Two One One One Two
Service	Lube truck Maintenance boom truck Explosive/powder truck Utility truck Mine tractors Grader	One One One One Two One

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Following their review, SGA broadly concurs with the productivity criteria and assumptions the Company applied for purposes of compiling the production schedule, manpower levels and equipment types and numbers summarized on Tables 20.1 to 20.3, inclusive. The assumptions applied by the Company were based on experience gained as a result of test-/trial-mining at Hollister Gold Mine, as well as experience gained elsewhere in similar, narrow vein mining environments. The following criteria apply:

  the mining shift times and patterns comprise ten hours per shift, two shifts per day over seven days a week and 365 days per year;

  ten days were assumed to access a vein from the slot (single vein stope) and 15 days to access a vein from the slot for east and west vein stopes;

  production to average 2.13 metres (seven feet) per shift, per side (east and west), hence 4.27 metres (14 feet) per shift and 8.53 metres (28 feet) per day for a single vein stope;

  production to average 1.83 metres (six feet) per shift per side (east and west), hence 3.66 metres (12 feet) per shift per side, 7.32 metres (24 feet) per day for each vein and 14.63 metres (48 feet) per day for double vein stope;

  the extraction rate varies with vein thickness (the average true thickness of the veins to be mined is 0.76 metres or 2.5 feet);

  stope preparation for backfill at a rate of 15.24 metres (50 feet) per day, with one day of pouring for each 60.96 metres (200 feet) prepared; and

  two days to move ventilation and supplies to the next sub-level, once an active sub-level is complete.

20.2.4   Life-of-Mine

The production schedule presented as Table 20.1 (that is based on the June 2008 mineral resource estimate, hence the February 2009 mineral reserve estimate) reflects a life-of-mine for the Hollister Gold Mine project of approximately eight years from 2010 through 2017. If the test-/trial-mining and production start-up period covering 2008 and 2009 is included, the estimated overall mine life is approximately ten years.

20.2.5   Mine Infrastructure & Services

The Company has compiled detailed mine infrastructure plans, inclusive of an underground mine shop, underground rescue stations, groundwater and mine water pumping systems, water discharge systems, primary and secondary mine ventilation systems, compressed air systems, mine communication systems and electricity supply. Details were first presented in Section 18 of the February 2009 Technical Report. Following their review, SGA is of the opinion that the Company’s plans and systems are reasonable, fair and suitable for purpose.

Power distribution from the main transformer will be stepped down from the incoming voltage to 13,800 volts. From the main transformer, power will be carried by underground cable to the

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portal and hence underground to the mobile load centres (“MLCs”). Each MLC will step the power down from 13,800 volts to either 4,160 or 480 volts (most underground equipment operates on 480 volts). It is estimated that the mine will have up to eight MLCs operating when the mine attains full production.

20.2.6   Processing Options

The Company’s processing options and plans are discussed in Sub-Sections 18.4 and 18.5.

20.2.7   Markets

It is too early to comment on the specific marketability of Hollister gold-silver doré, but precious metals can readily be sold to any number of commercial refiners, such as Johnson Mathey, who then sell the metal at spot prices on the London Metal Exchange.

20.2.8   Contracts

No mining contracts have been awarded with respect to development or operation of Hollister Gold Mine. The Company instead intends to operate the mine using an owner-only workforce and management team. The same production workforce planning criteria apply equally to the Company’s processing plans at Esmeralda plant.

20.2.9   Capital Cost Estimates

The company compiled mine capital cost estimates as part of its 2008/9 Study Update. The estimates included 10 percent contingencies, the replacement of test-/trial-mine equipment with an added ten percent contingency, the sustaining cost of replacing mine equipment with an added ten percent contingency and the cost of initial mine development (that will be capitalized) with an added 15 percent contingency. Cognizance was also taken of actual capital expenditures to December 2008. As regards the Esmeralda processing facility, the purchase price was US$2.0 million (see the Company’s news release dated December 08, 2008) and the total plant refurbishment costs have been estimated by the Company at US$8.0 million (Sub-Section 18.5.2) . Table 20.4 summarizes the Company’s current life-of-mine capital cost estimates (dated February 2009) that total US$110 million (rounded to the nearest whole million) over the period 2007 through 2017 (i.e. approximately US$110 per gold equivalent ounce, assuming the total amount of equivalent gold ounces produced through 2017, as detailed on Table 20.1) .

Following their review, SGA is of the opinion that the Company’s capital cost estimates are reasonable, fair and include considerations of potential permitting delays (especially with regard to the amended Plan of Operations for which an EIS is required, as discussed and described in Sub-Section 6.7) . Although in total they have increased by approximately US$53 million over the preliminary estimates stated in the September 2007 Technical Report (that has since been superceded), SGA is of the opinion that they are unlikely to increase significantly over current estimates. The reader is, however, cautioned that SGA has not independently verified the Company’ capital expenditures to December 31, 2008, but there is no readily identifiable reason to suppose that the Company’s capital expenditures are either incorrectly stated or misrepresented in the available source documents.

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Table 20.4
A Summary of the Company’s February 2009 Capital Cost Estimates for the Period 2007
through 2017, Hollister Gold Mine, HDB, Hollister Property

Cost Centre	Estimated Amount (million US$)
Underground exploration and development Esmeralda processing plant (acquisition and refurbishment cost) Infrastructure Surface equipment Sub-total Sustaining capital Total	53 10 17 3 83 27 110
Project spend to December 31, 2008	53
Remaining Capital Cost	57

Note: the estimates are rounded to the nearest million US$

20.2.10   Operating Cost Estimates

The Company has compiled operating cost estimates for mining, milling, waste rock disposal, general and administrative (“G&A”) expenses and royalties. The task of estimating the mine operating cost was approached by performing a functional analysis on every mining activity. It included all labour time to perform each and every task associated with drilling, blasting, loading, hauling, backfill, stope and mine development (except capital development), ground control, roof bolting, ventilation, pumping, equipment repair and maintenance. It included all costs associated with direct labour, indirect labour burden, labour bonuses and equipment ownership and operating costs, including consumables. The G&A cost estimates include engineering, environmental, safety, plant and site services, geology, general and administration, workman’s compensation, insurance and property tax. The royalties are stated in Sub-Section 6.4 of this Technical Report. The Company’s unit equivalent gold Troy ounce operating cost estimates, for gold at US$800/oz, silver at US$12/oz and average process recovery rates for gold and silver 90 percent, are detailed in the February 2009 Technical Report, as well as in the financial model presented in Sub-Section 20.3 of this Technical Report.

Again assuming metal prices of US$800/oz for gold and US$12/oz for silver, as well as average process recovery rates for gold and silver of 90 percent, the Company’s latest (June 2009) average operating cost estimates for 2009 are:

  US$367 per equivalent Troy ounce of gold (mined) for mining, including mine development and resource definition drilling but not capitalized development;

  US$111 per equivalent Troy ounce of gold (mined) for hauling ROM mineralized material to, and processing the material at, the Esmeralda processing plant; and

  US$33 per equivalent Troy ounce of gold (mined) for G&A.

If the above 2009 operating cost estimates are included in the financial analysis presented in Sub-Section 20.3 (and summarized on Figure 20.3), the total operating cost for 2009 comes to

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US$68,525,652. The June 2009 estimated unit costs are, therefore, US$511 per equivalent Troy ounce of mined gold and US$568 per equivalent Troy ounce of recovered gold, for the assumed average gold price of US$800 per Troy ounce, the assumed average silver price of US$12 per Troy ounce and, in the case of recovered equivalent Troy ounces of gold, average recovery rates of 90 percent for both gold and silver.

The Company’s estimated June 2009 unit cost per recovered equivalent Troy ounce of gold for 2009 (US$568) is some 11% higher than the US$511 per equivalent Troy ounce of recovered gold reflected in the February 2009 Technical Report and in the financial analysis presented in Sub-Section 20.3 of this Technical Report. If this higher estimated unit cost persisted over the estimated life-of-mine, an overall average unit cost of some US$473 per equivalent Troy ounce of recovered gold may reasonably be expected for an average gold price of US$800 per Troy ounce, an average silver price of US$12 per Troy ounce and average recovery rates of 90 percent for both gold and silver. However, in the opinion of SGA:

  operational efficiencies and re-engineering solutions are available for use/application at Hollister gold mine, the upside benefits of which could, in the to medium-term, reduce unit operating costs to, or below, the levels estimated in the February 2009 Technical Report and in the financial analysis presented in Sub-Section 20.3 of this Technical Report; therefore it is not unreasonable to suppose that the Company’s estimated overall, February 2009 unit cost of US$426 per equivalent Troy ounce of recovered gold is achievable in the longer term, assuming –

    an average gold of US$800 per Troy ounce and an average silver price of US$12 per Troy ounce are maintained, and average recovery rates of 90 percent for both gold and silver are achieved.

The reader should also be aware that:

  the preceding text has been amended to more fully reflect the purpose and context of the text contained in the same sub-section of the Technical Report dated July 29, 2009;

  the Company’s estimated unit costs for June 2009 (as stated above) have been adjusted from the values presented in the Technical Report dated July 29, 2009, which were incorrect due to a compounded typographical error;

  the Company’s estimated unit costs for June 2009 (as stated above) benefited from a full analysis (by the Company) of operating costs during 2008;

  mining and G&A costs in 2009 and 2010 are expected to be higher than those estimated for production years 2011 through 2017 when steady-state conditions prevail and the amount of non-capitalized mine development is expected (by the Company) to reduce; and

  the Company’s February 2009 overall cash cost estimate of US$426 is approximately 11 percent higher than the US$384 amount estimated at the end of 2008, that in turn was approximately 19 percent higher than the US$323 estimate stated in the September 2007 Technical Report (that has since been superceded); but

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  the year-on-year increases in the estimated unit operating costs may, for the most part, reasonably be attributed to an increase in the haulage costs for ROM mineralized material to Esmeralda plant for processing (toll-processing was proposed in the 2007 feasibility study), as well as increases in the cost of labour, consumables and other commodities; and

  the projected life-of-mine costs compare favourably to the actual costs incurred by the Company during trial mining in 2008.

20.3       Financial Analysis

The Company has developed an after-tax cashflow schedule for the production plan and cost estimates outlined above. The results for the February 2009 round of analysis are presented in the February 2009 Technical Report.

Following a review of the Company’s after-tax cashflow schedule, SGA independently compiled a summary EBITDA cashflow model using the production and processing plans, process recovery rates, operating and capital cost estimates defined above, inclusive of royalties, US$53 million sunk capital cost (accounted in 2008), US$12 million for trial mining (accounted in 2008) and estimated resource definition drilling costs, going forward. The version presented here differs from that presented in the Technical Report dated July 29, 2009, insofar as the recovery rates for gold and silver have been uniformly set at 90 percent to thereby reflect those estimated by the Company. Total operating costs have also been estimated from unit costs per equivalent mined gold ounce, equivalent recovered gold ounce and tonnes of mined mineralized material, assuming a straight-line average gold price of US$800 per Troy ounce, a straight-line average silver price of US$12 per Troy ounce and, in the case of recovered equivalent gold ounces, average recovery rates of 90 percent for both gold and silver.

The amended model is presented as Figure 20.3; Table 20.5 summarizes the results for straight-line metal prices of US$800 per troy ounce for gold and US$12 per Troy ounce for silver. It is emphasized that the presented results do not include considerations of taxes, amortization or depreciation and as such, they are not directly comparable with the Company’s after-tax cashflow schedule presented in the February 2009 Technical Report. The reader should also note that IRR and NPV estimates presented here differ from those presented in the February 2009 Technical Report, due to the timings of cashflows (Excel spreadsheet functions ‘NPV’ and ‘IRR’ were used by SGA, whereas Excel spreadsheet functions ‘XNPV’ and XIRR’ were used in the Company’s after tax cashflow model presented in the February 2009 Technical Report). The Company’s February 2009 cashflow model, stated in the February 2009 Technical Report, also took into account estimated cashflow in 2008.

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		2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Totals &
BASE ASSUMPTIONS												Averages
Gold price per oz (US$)	US$		800	800	800	800	800	800	800	800	800	800
Silver price (US$)	US$		12	12	12	12	12	12	12	12	12	12
Gold Recovery	%		0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90
Silver Recovery	%		0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90	0.90

PRODUCTION SCHEDULE
ROM tons mined	st		109,600	137,532	146,504	149,303	139,403	147,000	145,000	140,000	120,000	1,234,342
ROM tonnes mined	t		99,428	124,767	132,907	135,446	126,465	133,357	131,543	127,007	108,863	1,119,783
Mined gold grade (diluted)	oz/t		1.107	0.798	0.827	0.854	0.821	0.810	0.800	0.790	0.850	0.844
	g/t		37.95	27.36	28.35	29.28	28.15	27.77	27.43	27.09	29.14	28.94
Contained gold	oz		121,327	109,750	121,159	127,505	114,450	119,070	116,000	110,600	102,000	1,041,861
Recovered gold	oz		109,194	98,775	109,043	114,754	103,005	107,163	104,400	99,540	91,800	937,675
Mined silver grade (diluted)	oz/t		7.77	4.47	2.95	4.47	3.90	4.10	4.00	3.90	4.10	4.32
	g/t		266.40	153.26	101.14	153.26	133.71	140.57	137.14	133.71	140.57	148.06
Contained silver	oz		851,592	614,767	432,187	667,385	543,673	602,700	580,000	546,000	492,000	5,330,303
Recovered silver	oz		766,433	553,290	388,968	600,646	489,305	542,430	522,000	491,400	442,800	4,797,273
Equivalent mined gold ounces	oz		134,101	118,972	127,642	137,516	122,605	128,111	124,700	118,790	109,380
Equivalent recovered gold ounces	oz		120,691	107,075	114,877	123,764	110,345	115,299	112,230	106,911	98,442	1,009,634

GROSS REVENUE	US$		96,552,778	85,659,728	91,901,955	99,011,267	88,275,706	92,239,560	89,784,000	85,528,800	78,753,600	807,707,394

OPERATING COSTS
Production Cost	(US$/eq. mined Au oz)		330	280	240	240	240	240	240	240	240	252
Total US$	US$		44,253,356	33,312,116	30,633,985	33,003,756	29,425,235	30,746,520	29,928,000	28,509,600	26,251,200	286,063,769
Milling Cost	(US$/eq. mined Au oz)		100	100	100	100	100	100	100	100	100	100
Total US$	US$		13,410,108	11,897,184	12,764,160	13,751,565	12,260,515	12,811,050	12,470,000	11,879,000	10,938,000	112,181,582
G&A Cost	(US$/eq. mined Au oz)		30	30	30	30	30	30	30	30	30	30
Total US$	US$		4,023,032	3,569,155	3,829,248	4,125,469	3,678,154	3,843,315	3,741,000	3,563,700	3,281,400	33,654,475
Total Operating Costs	US$		61,686,497	48,778,456	47,227,394	50,880,790	45,363,904	47,400,885	46,139,000	43,952,300	40,470,600	431,899,826
Unit cash costs	(US$/eq. mined Au oz)		460	410	370	370	370	370	370	370	370	382
	(US$/eq. recovered Au oz)		511	456	411	411	411	411	411	411	411	426
	US$/t mined		563	355	322	341	325	322	318	314	337	350

OPERATING PROFIT	US$		34,866,281	36,881,272	44,674,562	48,130,477	42,911,802	44,838,675	43,645,000	41,576,500	38,283,000	375,807,568

CAPITAL COSTS			511.11
Surface infrastructure	US$		575,000	2,000,000								2,575,000
Mill	US$		8,000,000									8,000,000
Mining equipment	US$		3,119,000	3,849,398			4,603,049					11,571,447
Other equipment	US$		3,008,000	438,600								3,446,600
Underground development	US$		9,621,000	6,302,895	5,334,602	3,151,448	2,667,301	2,667,301				29,744,547
Underground exploration	US$		222,222	222,222	222,222	222,222	222,222	222,222	222,222	222,222		1,777,776
Total Capital Costs	US$	64,971,315	24,545,222	12,813,115	5,556,824	3,373,670	7,492,572	2,889,523	222,222	222,222	0	122,086,685

PROJECT CASHFLOW (EBITDA)
Free cashflow	US$	-64,971,315	10,321,059	24,068,157	39,117,738	44,756,807	35,419,230	41,949,152	43,422,778	41,354,278	38,283,000	253,720,883
Cumulative cashflow	US$	-64,971,315	-54,650,256	-30,582,100	8,535,638	53,292,445	88,711,675	130,660,827	174,083,605	215,437,883	253,720,883	774,239,283

Figure 20.3 - SGA’s June 2009 Summary EBITDA Cashflow Model for
Hollister Gold Mine, HDB, Hollister Property

Table 20.5
EBITDA Financial Highlights, Hollister Gold Mine Project, HDB, Hollister Property, June 2009
(gold price = US$800/oz, silver price = US$12/oz, average recovery rate = 90% for gold and silver)

Parameter	Amount (metric units)	Amount (US standard units)
Total Tonnes/Short Tons Milled	1,119,783 t	1,234,342 st
Average Grade (diluted)	28.94 g/t Au 148.06 g/t Ag	0.844 oz/st Au 4.32 oz/st Ag
Total Recovered Metal (after processing)	937,675 oz Au 4,797,273 oz Ag
Life-of-Mine	Nine years from January 2009
Average Annual Metal Recovery	104,200 oz Au 533,000 oz Ag
Estimated Average On-Site Operating Cost (life-of-mine)	US$382 /equiv. mined Au oz US$426/equiv.recovered Au oz US$ 350 /t mined
Total Estimated Capital Cost	US$ 122.09 million
Estimated Net Cashflow	US$ 253.72 million
Estimated NPV (5%)	US$ 171.32 million
Estimated NPV (8%)	US$ 135.69 million
Estimated NPV (10%)	US$ 116.13 million
Estimated IRR	41%
Estimated Payback Period	Approx. 2.5 years from January 2009

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The robustness of the financial results was explored using sensitivity analyses to examine the impact of varying the capital costs, operating costs and gold price. The results are summarized on Tables 20.6 to 20.8, inclusive and as line plots presented as Figures 20.4 and 20.5. Tables 20.6 to 20.8 and Figures 20.4 and 20.5 have been amended to reflect the changes outlined above. It is again emphasized that:

  the results do not include considerations of taxes, amortization or depreciation and as such, they area not directly comparable with the Company’s after-tax cashflow schedule presented in the February 2009 Technical Report; and

  Excel spreadsheet functions ‘NPV’ and ‘IRR’ were used by SGA, whereas Excel spreadsheet functions ‘XNPV’ and XIRR’ were used in the Company’s after tax cashflow model presented in the February 2009 Technical Report.

Table 20.6
EBITDA Sensitivity Analysis (NPV[0], in US$ millions) of Operating and Capital Costs,
June2009 Financial Analysis, Hollister Gold Mine Project, HDB, Hollister Property

Variable Changed	-20%	-10%	0%	+10%	+20%
Operating Cost	340.1	296.9	253.7	210.5	167.3
Capital Cost	265.1	259.4	253.7	248.0	242.3

Table 20.7
EBITDA Sensitivity Analysis (IRR) of Operating and Capital Costs,
June2009 Financial Analysis, Hollister Gold Mine Project, HDB, Hollister Property

Variable Changed	-20%	-10%	0%	10%	20%
Operating Cost	55%	48%	41%	34%	27%
Capital Cost	44%	42%	41%	39%	38%

Table 20.8
EBITDA Sensitivity Analysis of Operating and Capital Costs,
June2009 Financial Analysis, Hollister Gold Mine Project, HDB, Hollister Property

Variable Changed	-20%	-10%	0%	10%	20%
NPV (0), in millions US$	92.2	173.0	253.7	334.5	415.3
IRR	16%	29%	41%	53%	65%

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Figure 20.4 - Sensitivity of NPV (0) and IRR to Capital and Operating Costs, June 2009
Financial Analysis, Hollister Gold Mine Project, HDB, Hollister Property

Figure 20.5 - Sensitivity of NPV (0) and IRR to the Gold Metal Price, June 2009 Financial
Analysis, Hollister Gold Mine Project, HDB, Hollister Property

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21       INTERPRETATION AND CONCLUSIONS

The Hollister Gold Mine project may reasonably be described as being at an advanced stage. The Company’s development plans are on course for full-scale production starting in 2010 (current/June 2009 Company plan) and the results of test-/trial-mining to date have reduced significantly the risks normally associated with start-up operations. If a significant project risk exists, it may reasonably be attributed to the timing of the completion of the permitting process for full-scale production and final construction of the required surface infrastructure, for which process an EIS has yet to be completed (the commissioning of a spur with electric power is an especially important aspect of the permitting process because there will be some surface impacts). The Company is aware of this and continues to pro-actively move the EIS process forward, to the extent possible with BLM.

Modest production rates are planned, but this to a large extent is offset by the significant precious metal grades available within the Hollister Gold Mine deposit. Progressive increases to the planned production rates may in future be realized, but the narrow vein nature of the Hollister Gold Mine deposit is such that this would probably require the development of a second decline system to open-up additional resources within or close to the HDB area (for which a permit is already in place). The potential for western and eastern extensions of the vein system is emphasized in this regard, especially in the Hatter Graben area where the results of the Company’s on-going surface exploration work have identified prospective vein intersections that might represent extensions of the Gwenivere and Clementine vein systems.

The use of the Esmeralda facility for processing ROM mineralized material from Hollister Gold Mine may reasonably be construed to be of significant future benefit in terms of potential project cashflow. Possibly long permitting lead times and capital expenditure of approximately US$40 million for an on-site processing facility have been avoided and the alternative of toll-processing, although in some respects attractive, does not optimize potential cashflow (for example, see the terms summarized in Sub-Section 18.4) . Increased operating costs will, however, be incurred as a result of having to transport, by truck, ROM mineralized material from the HDB to the Esmeralda facility, over a distance of approximately 467 kilometres (290 miles) at an estimated unit cost of US$50 per short ton. The impact of this cost can, however, be limited by reducing ROM dilution to minimum practicable levels, through the use of appropriate stoping methods and strategies. In this regard the Company has demonstrated to SGA that it is employing all reasonable measures to control dilution potential underground, including the use of innovative stoping technologies.

The currently estimated mine life is approximately nine years from January 2009. However, future updates to the production plan and extensions to the planned mine life may reasonably be anticipated, not least because:

  the Company’s mine planning and design process for Hollister Gold Mine is iterative, insofar as changes and updates are made as knowledge and experience of the epithermal vein deposit grows and as the gold grade cut-off estimates change with the Company’s operating cost estimates and metal price forecasts;

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  the Company/Rodeo is planning on further underground infill drilling to bring the current Inferred mineral resources into the Indicated or Measured categories, as well as underground step-out drilling to further explore the potential for western, eastern and downdip extensions to the Gwenivere and Clementine vein systems;

  the results of underground mapping and exploration drilling continue to refine the Company’s understanding of the Hollister Gold Mine deposit, to the extent that additional mineralization continues to be identified within the Gwenivere and Clementine vein systems, inclusive of mineralized cross-veins; and

  additional resources might at some future point become available for exploitation from a second decline system, for the reasons earlier outlined.

22       RECOMMENDATIONS

The following recommendations are made, based on consideration of the status, progress and objectives of the Hollister Gold Mine project, as discussed and described in this Technical Report:

  completion of the EIS required as part of the BLM permitting process for full-scale production and final construction of the required surface infrastructure at Hollister Gold Mine should continue to be actively pursued;

  rationalizations of bulk sample process recoveries and processes (including consumables) should be completed, in part to facilitate the design and engineering of an upgraded/updated process flow for Esmeralda plant;

  full assessments of the remaining, permitted storage capacity in the existing tailings storage facility at Esmeralda Property should be completed;

  the mineral reserve estimates and production plan should be updated using the 2009 updated mineral resource estimate as a base, during which process a range of different gold grade cut- offs and higher production rates should be considered (at 11.31 g/t or 0.33 oz/st Au, the gold grade cut-off that is currently applied by the Company appears to be high, higher production rates would partially offset the reduction in average grade incurred as a result of lowering the gold grade cut-off);

  the true vein thicknesses of the published significant grade intersections should be reviewed/updated on the back of the upgraded/updated/June 2008 wire frame models for the mineralized veins;

  underground and surface resource definition and exploration drilling should continue to explore, hence better define, the east, west and downdip extensions of the Gwenivere and Clementine vein systems;

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  surface drilling should continue to explore the potential for additional mineral resources near the HDB, with emphasis placed on the Hatter Graben area and on west and northwest- stepping vein systems interfacing with the major north-northwest trending Butte structure (in the opinion of SGA, the 2009 exploration budget defined in the February 2009 Technical Report is appropriate and should continue to be supported);

  the existing drillhole and assay databases for the Hollister Gold Mine deposit should fully be reviewed, reconciled and independently verified, inclusive of all relevant surface and underground holes and channel samples, with re-assays performed as required;

  an upgraded, inter-laboratory duplicates program should be put in place; and

  a program of inter-laboratory and independent check assays should be implemented.

The recommended rationalizations of process recoveries, process flows and tailings disposal capacities may reasonably be expected to be completed within the usual scope of the Company’s Project Engineers’ work. As such, the estimated total cost of the recommended programs and analyses is US$8.20 million for the remainder of 2009 and for 2010, inclusive of:

  approximately US$250,000 to complete current on-site activities (excluding trial mining and related mine development) during the remainder of 2009;

  approximately US$1.0 million to undertake the required EIS process with the BLM;

  approximately US$250,000, inclusive of consultant’s fees, for the recommended updates of the mineral reserve estimates and production plan;

  approximately US$50,000, inclusive of consultant’s fees, for rationalization of the Company’s published true vein thicknesses and related wire frame models;

  an estimated (by the Company) total cost of US$6.50 million for underground and surface drilling and related activities; and

  approximately US$150,000 to complete the recommended review and rationalization of the Company’s QA/QC data, inclusive of Company Geologists’ time, re-assays and check assays, as appropriate.

SGA has been advised by the Company that the cost of the EIS program, underground and surface drilling and related activities have been factored into the Company’s capital cost estimate for Hollister Gold Mine (US$70 million in 2010), which amount includes an estimated (by the Company) US$48.8 million for continuing the bulk sampling/trial mining program and US$12.8 million for preparation of the project for commercial production. The Company anticipates that the estimated amount will be offset (or at least more-or-less recovered) from the sale of approximately 107,000 equivalent Troy ounces of gold (at an average gold price of US$800/Troy ounce and an average silver price of US$12/Troy ounce). The Company has advised SGA that the anticipated costs will, to the extent possible, be trimmed to match the anticipated revenue, should the price of gold fall dramatically.

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23       REFERENCES

Arkwright, R.L. Exploration Results, Plans and Potential of the Hollister Gold Property, Carlin Trend, Nevada, USA. Internal company report for Great Basin Gold Limited dated August 16, 2000.

Bartlett, M.W., Enders, M.S. and Hruska, D.C. Geology of the Hollister Gold Deposit, Hollister District, Elko County, Nevada, in Geology and Ore Deposits of the Great Basin (Raines, G.L., Lisle, R.E., Schafer, R.W. and Wilkinson, W.H. Eds.), Symp. Proc, pp 957 – 978.

Behre Dolbear & Company Ltd. Audit of Preliminary Resource Estimate for the High-Grade Gold-Silver Veins of the Ivanhoe District, Elko County, Nevada. October 02, 2001.

Cain, P. Technical Report on the Feasibility Study for the Hollister Development Block Gold Project, Elko County, Nevada. By Associated Geosciences Ltd. and dated September 09, 2007.

Deng, Q. USX Pit Evaluation. Internal company report to Touchstone Resources Company, 1992.

Eyzaguirre, C. Ore Evaluation from the Hollister Property. Consultancy report by Carlin Metallurgical Laboratory for Great Basin Gold Limited dated March 08, 2007.

Granville, R. and Banner, R. H. Summary Report for the Ivanhoe Project, Elko County, Nevada. Consultancy report to Great Basin Gold Limited dated April 2002.

Goldstrand, P. and Schmidt, K. Geology and Mineralization in the Ken Snyder Mine Area, Elko County, Nevada, in Volcanic History, Structure and Mineral Deposits of the North-Central Northern Nevada Rift (Wallace, A.R. and John, D.A., Eds.). Field trip guidebook 8, pp. 147 –155. 2000.

Hanlon Engineering Architecture, Inc. Preliminary Project Report, Operational Due Diligence Study on the Esmeralda Gold Mill Facility. Consultancy report (HEA Report No. 082025) for Rodeo Creek Gold Inc., dated August 07, 2008;

Harris, R. Title Opinions on Hollister Mine, Elko County, Nevada. Legal report to Great Basin Gold Limited dated March 12, 2009.

Harris, R. Title Opinion of the Robbie Claim Group. Legal report to Great Basin Gold Limited dated March 13, 2009.

Harris, R. Title Opinion on AAG/BMA, Ho, SC, RIB/MS/HMS and Jo Claim Groups, Elko County, Nevada. Legal report to Great Basin Gold Limited dated March 13, 2009.

Hausen, D.M. and Kerr, P.F. Fine gold Occurrence at Carlin, Nevada, in Ore Deposits of the United States, 1933-1968, New York, 1969: American Institute of Mining Engineers, p.908-940.

Hedenquist, J. Observations on the epithermal gold veins of the Hollister Deposit, Hollister Property, northen Nevada. Consultancy report to Great Basin Gold Limited. 2000.

Howard, K.L. Jr. and Plut , F.W. Hollister evaluation. Consultancy report to Touchstone Resources Company. 1990.

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HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

JBR Environmental Consultants Inc. Esmeralda Project Environmental Review, Initial Summary Report (JBR Project No. 08.00339.01) . Consultancy report for Great Basin Gold Limited, dated August 2008;

John, D.A., Garside, L.J. and Wallace, A.R. Magmatic and tectonic setting, Late Cenozoic epithermal gold-silver deposits in northern Nevada, with emphasis on the Pah Rah and Virginia Ranges and northern Nevada rift. Geol. Soc. of Nevada Field Trip Guidebook, Spec. Pub. No. 29, pp. 65 – 148. 1999.

Kappes, Cassiday & Associates. Ivanhoe Project, Report on Milling Studies. December 20, 2000.

Leavitt, E.D., Goldstrand, P. Schmidt, K., Wallace, A.R., Spell, T. and Arehart, G.B. Geochronology of the Midas gold-silver deposit and its volcanism and mineralization along the northern Nevada rift. In Wallace, A.R. and John, D.A. Volcanic Histiry, Structure and Mineral Deposits of the North-Central Northern Nevada Rift. Field Trip Guidebook No. 8, pp. 157 –162. 2000.

McClelland, G.E. Report on Metallurgical Process Evaluation – Hollister Varied Grade Core Composites. Consultancy report by McClelland Laboratories Inc. for Great Basin Gold. February 05, 2007.

Moore, B. Geoflit Microfracture Trends and Exploration Targets, Summary comments, 1:6,000 scale map and personal verbal communication to Great Basin Gold Limited, May 15, 2000.

Oelofse, J., Bentley P. and vd Heever, D. Technical Report on the Resource Estimate for the Hollister Development Block Gold Project, Elko County, Nevada. Effective date March 2007 and filed on July 06, 2007.

Oelofse, J., Bentley P. and vd Heever, D. Technical Report on the Resource Update for the Hollister Development Block Gold Project, Elko County, Nevada. August 15, 2008.

Oelofse, J., Bentley P. and vd Heever, D. Revised Technical Report on the Mineral Resources and Reserves at the Hollister Development Block Gold Project, Elko County, Nevada. February 27, 2009.

Riedell, K.B., Ellington, M.D., Johnson, N.A. and McMillan, S.L. Hollister and Hollister projects, Elko County, Nevada. 1992 – 1993 Exploration Programs with recommendations for 1994: Newmont Exploration Limited Report to Joint Venture Committee. 1994.

Stone, D. Revised Technical Report and Updated Preliminary Assessment of the Ivanhoe Gold Project, Elko County, Nevada. April 03, 2007.

Wallace, A.R. Effect of Late Miocene extension on the exposure of gold deposits in north-central Nevada, in Geology and Ore Deposits of the Great Basin (Raines, G.L., Lisle, R.E., Schafer, R.W. and Wilkinson, W.H. Eds.), Symp. Proc, pp 179 – 184.

Zerga, C. Hollister/Hecla Ore Roast Tests. Consultancy report by Queenstake Jerrit Canyon Laboratory for Great Basin Gold Limited, dated February 15, 2007.

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 184
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

24      DATE & SIGNATURE PAGE

This revised Technical Report is dated October 30, 2009.
The effective report date is June 17, 2009.

// Stephen Godden //	// Deon vd Heever //
Stephen J. Godden, F.I.M.M.M., C.Eng.	Gideon J. van der Heever, Pr. Sci. Nat.
S. Godden & Associates Limited	GeoLogix Mineral Resource Consultants (Pty) Ltd

// Johannes Oelofse //	// Philip Bentley //
Johannes G. Oelofse, F.S.A.I.M.M., Pr. Eng.	Phillip N. Bentley, Pr. Sci. Nat.
Great Basin Gold Limited	Great Basin Gold Limited

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 185
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

APPENDIX A – LIST OF HOLLISTER PROPERTY CLAIMS

Table A.1
A Summary of the 402 Unpatended Lode Claims Comprising the Ivanhoe Claim Block Owned by
Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek Gold Inc.

Name	BLM NMC Number	Name	BLM NMC Number	Name	BLM NMC Number
Old Timers 5
Old Timers 6
Old Timers 7
Old Timers 8
Old Timers 9
Jiggs 1
Jiggs 2
Jiggs 3
Jiggs 4
Jiggs 5
WDF 3
WDF 4
WDF 5
WDF 6
WDF 7
WDF 8
WDF 9
WDF 10
WDF 11
WDF 12
WDF 13
WDF 14
WDF 15
WDF 16
WDF 17
WDF 18
WDF 19
WDF 25
WDF 26
WDF 27
WDF 28
WDF 29
WDF 30
WDF 31
WDF 32
WDF 33
WDF 34
WDF 35
WDF 36
WDF 39
WDF 40
WDF 41
WDF 42
WDF 43
WDF 44	087306
087307
087308
087309
087310
087311
087312
087313
087314
087315
395837
395838
395839
395840
395841
395842
395843
395844
395845
395846
395847
395848
395849
395850
395851
395852
395853
395859
395860
395861
395862
395863
395864
395865
395866
395867
395868
395869
395870
395873
395874
395875
395876
395877
395878	WDF 45
WDF 46
WDF 47
WDF 48
WDF 49
WDF 50
WDF 67
WDF 68
WDF 69
WDF 70
WDF 71
WDF 72
WDF 73
WDF 74
WDF 75
WDF 76
WDF 77
WDF 78
WDF 79
WDF 80
WDF 81
WDF 82
WDF 83
WDF 84
WDF 85
WDF 86
WDF 105
WDF 106
WDF 107
WDF 108
WDF 109
WDF 110
WDF 111
WDF 112
WDF 113
WDF 114
WDF 115
WDF 116
WDF 117
WDF 118
WDF 119
WDF 120
WDF 121
WDF 157
WDF 158	395879
395880
395881
395882
395883
395884
395901
395902
395903
395904
395905
395906
395907
395908
395909
395910
395911
395912
395913
395914
395915
395916
395917
395918
395919
395920
395939
395940
395941
395942
395943
395944
395945
395946
395947
395948
395949
395950
395951
395952
395953
395954
395955
395976
395977	WDF 159
WDF 160
WDF 161
WDF 162
WDF 163
WDF 164
WDF 165
WDF 216
LAY 11
LAY 12
LAY 13
LAY 14
LAY 15
LAY 16
LAY 17
LAY 18
LAY 19
LAY 20
LAY 21
LAY 22
LAY 23
LAY 24
LAY 49
LAY 50
LAY 51
LAY 52
LAY 53
LAY 54
LAY 55
LAY 56
LAY 57
LAY 58
LAY 107
LAY 109
LAY 111
LAY 113
LAY 115
ANT 8
ANT 9
ANT 10
ANT 11
ANT 12
ANT 13
ANT 14
ANT 15	395978
395979
395980
395981
395982
395983
395984
396020
402863
402864
402865
402866
402867
402868
402869
402870
402871
402872
402873
402874
402875
402876
402901
402902
402903
402904
402905
402906
402907
402908
402909
402910
402959
402961
402963
402967
402969
405029
405030
405031
405032
405033
405034
405035
405036

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 186
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table A.1 continued…
A Summary of the 402 Unpatended Lode Claims Comprising the Ivanhoe Claim Block Owned by
Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek GoldInc.

Name	BLM NMC Number	Name	BLM NMC Number	Name	BLM NMC Number
ANT 16
ANT 17
ANT 18
ANT 19
ANT 20
ANT 21
ANT 22
ANT 23
ANT 24
ANT 27
ANT 28
ANT 29
ANT 30
JOE 1
JOE 2
JOE 3
JOE 4
JOE 5
JOE 6
JOE 7
JOE 8
JOE 9
JOE 10
JOE 11
JOE 12
JOE 13
JOE 14
JOE 15
JOE 16
HOL 10
HOL 11
HOL 12
HOL 13
HOL 14
HOL 15
HOL 16
HOL 17
HOL 18
HOL 29
HOL 30
CLYN 1
CLYN 2
CLYN 3
CLYN 4
CLYN 5
CLYN 6
CLYN 7
CLYN 8
CLYN 9
CLYN 10	405037
405038
405039
405040
405041
405042
405043
405044
405045
405048
405049
405050
405051
428057
428058
428059
428060
428061
428062
428063
428064
428065
428066
428067
428068
428069
428070
428071
428072
500485
500486
500487
500488
500489
500490
500491
500492
500493
500504
500505
679459
679460
679461
679462
679463
679464
679465
679466
679467
679468	CLYN 11
CLYN 12
CLYN 13
CLYN 14
CLYN 15
CLYN 16
CLYN 17
CLYN 18
CLYN 19
CLYN 20
CLYN 21
CLYN 22
CLYN 23
CLYN 24
CLYN 25
CLYN 26
CLYN 27
CLYN 28
CLYN 29
CLYN 30
CLYN 31
CLYN 32
CLYN 33
CLYN 34
CLYN 35
CLYN 36
CLYN 37
CLYN 38
CLYN 39
CLYN 40
CLYN 41
CLYN 42
CLYN 43
CLYN 44
CLYN 45
CLYN 46
CLYN 47
CLYN 48
CLYN 49
CLYN 50
CLYN 51
CLYN 52
CLYN 53
CLYN 54
CLYN 55
CLYN 56
CLYN 57
CLYN 58
CLYN 59
CLYN 60	679469
679470
679471
679472
679473
679474
679475
679476
679477
679478
679479
679480
679481
679482
679483
679484
679485
679486
679487
679488
679489
679490
679491
679492
679493
679494
679495
679496
679497
679498
679499
679500
679501
679502
679503
679504
679505
679506
679507
679508
679509
679510
679511
679512
679513
679514
679515
679516
679517
679518	CLYN 61
CLYN 62
CLYN 63
CLYN 64
CLYN 65
CLYN 66
CLYN 67
CLYN 68
CLYN 69
CLYN 70
CLYN 71
CLYN 72
CLYN 73
CLYN 74
CLYN 75
CLYN 76
CLYN 77
CLYN 78
CLYN 79
CLYN 80
CLYN 81
CLYN 82
CLYN 83
CLYN 84
CLYN 85
CLYN 86
CLYN 87
CLYN 88
CLYN 89
CLYN 90
CLYN 91
CLYN 92
CLYN 93
CLYN 94
CLYN 95
CLYN 102
CLYN 103
CLYN 104
CLYN 105
CLYN 106
CLYN 107
CLYN 108
CLYN 109
CLYN 110
CLYN 111
CLYN 112
CLYN 113
CLYN 114
CLYN 115
CLYN 116	679519
679520
679521
679522
679523
679524
679525
679526
679527
679528
679529
679530
679531
679532
679533
679534
679535
679536
679537
679538
679539
679540
679541
679542
679543
679544
679545
679546
679547
679548
679549
679550
679551
679552
679553
679560
679561
679562
679563
679564
679565
679566
679567
679568
679569
679570
679571
679572
679573
679574

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 187
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table A.1 continued…
A Summary of the 402 Unpatended Lode Claims Comprising the Ivanhoe Claim Block Owned by
Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek Gold Inc.

Name	BLM NMC Number	Name	BLM NMC Number	Name	BLM NMC Number
CLYN 117
CLYN 118
CLYN 119
CLYN 120
CLYN 121
CLYN 122
CLYN 123
CLYN 124
CLYN 125
CLYN 126
CLYN 127
CLYN 128
CLYN 129
CLYN 130
CLYN 131
CLYN 132
CLYN 133
CLYN 134
CLYN 135
CLYN 136
CLYN 137
CLYN 138
CLYN 139
CLYN 141
CLYN 144
CLYN 161
CLYN 162
CLYN 163
CLYN 164
CLYN 165
CLYN 166
CLYN 167
CLYN 168
CLYN 169
CLYN 170
CLYN 171
CLYN 172
CLYN 173
CLYN 174	679575
679576
679577
679578
679579
679580
679581
679582
679583
679584
679585
679586
679587
679588
679589
679590
679591
679592
679593
679594
679595
679596
679597
679599
679602
679619
679620
679621
679622
679623
679624
679625
679626
679627
679628
679629
679630
679631
679632	CLYN 175
CLYN 176
CLYN 177
CLYN 178
CLYN 179
CLYN 180
CLYN 181
CLYN 182
CLYN 183
CLYN 184
CLYN 185
CLYN 186
CLYN 187
CLYN 188
CLYN 189
CLYN 190
CLYN 191
CLYN 192
CLYN 193
CLYN 194
CLYN 195
CLYN 213
CLYN 214
CLYN 215
CLYN 216
CLYN 221
CLYN 223
CLYN 225
CLYN 227
CLYN 229
CLYN 230
CLYN 232
CLYN 234
CLYN 235
CLYN 236
CLYN 237
CLYN 238
CLYN 239
CLYN 240	679633
679634
679635
679636
679637
679638
679639
679640
679641
679642
679643
679644
679645
679646
679647
679648
679649
679650
679651
679652
679653
679671
679672
679673
679674
679679
679681
679683
679685
679687
679688
679690
679692
679693
679694
679695
679696
679697
679698	CLYN 241
CLYN 242
CLYN 243
CLYN 244
CLYN 245
CLYN 246
CLYN 247
CLYN 248
CLYN 249
CLYN 250
CLYN 251
CLYN 252
CLYN 253
CLYN 254
CLYN 255
CLYN 256
CLYN 257
CLYN 258
CLYN 259
CLYN 260
CLYN 261
Rosie 53A
Rosie 54A
Rosie 55A
Rosie 56A
Rosie 57A
Rosie 58A
Rosie 59A
Rosie 60A
Rosie 61A
Rosie 62A
Rosie 63A
Rosie 64A
Rosie 65A
Rosie 66A
Rosie 67A
CLYN 231A
CLYN 233A
-	679699
679700
679701
679702
679703
679704
679705
679706
679707
679708
679709
679710
679711
679712
679713
679714
679715
679716
679717
679718
685077
685130
685131
685132
685133
685134
685135
685136
685137
685138
685139
685140
685141
685142
685143
685144
843122
843123
-

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 188
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table A.2
A Summary of the 57 Unpatended Lode Claims Comprising the Reclaim Block Owned by
Newmont USA Ltd. for which Ownership might be Transferred to the Company’s Wolly owned
Subsidiary, Rodeo Creek Gold Inc., when Completion of Rehabilitation of the Historical
Openpits at the HDB is Completed

Name	BLM NMC Number	Name	BLM NMC Number
WDF 1
WDF 2
WDF 37
WDF 38
ANT 25
ANT 26
MWB 1
CLYN 96
CLYN 97
CLYN 98
CLYN 99
CLYN 100
CLYN 101
CLYN 140
CLYN 142
CLYN 143
CLYN 145
CLYN 146
CLYN 147
CLYN 148
CLYN 149
CLYN 150
CLYN 151
CLYN 152
CLYN 153
CLYN 154
CLYN 155
CLYN 156
CLYN 157	395835
395836
395871
395872
405046
405047
515540
679554
679555
679556
679557
679558
679559
679598
679600
679601
679603
679604
679605
679606
679607
679608
679609
679610
679611
679612
679613
679614
679615	CLYN 158
CLYN 159
CLYN 160
CLYN 196
CLYN 197
CLYN 198
CLYN 199
CLYN 200
CLYN 201
CLYN 202
CLYN 203
CLYN 204
CLYN 205
CLYN 206
CLYN 207
CLYN 208
CLYN 209
CLYN 211
CLYN 212
CLYN 217
CLYN 218
CLYN 219
CLYN 220
CLYN 222
CLYN 224
CLYN 226
CLYN 228
CLYN 210A
		-	679616 679617 679618 679654 679655 679656 679657 679658 679659 679660 679661 679662 679663 679664 679665 679666 679667 679669 679670 679675 679676 679677 679678 679680 679682 679684 679686 842947 -

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 189
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table A.3 a
A Summary of the 45 Unpatended Lode Claims Comprising the Hillcrest Claim Block Controlled
by Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek Gold Inc., Subject
to a Lease Agreement with the Finley/Hillcrest Partnership

Name	BLM NMC Number	Name	BLM NMC Number
Car 1 Car 2 Car 3 Car 4 Car 5 Billy 6 Billy 7 Pickup 1 Pickup 2 Gapfiller Gapfiller 1 Jerry 1 Jerry 2 Jerry 3 Jerry 4 Jerry 5 Jerry 6 Jerry 7 Jerry 8 Jerry 9 Jerry 10 Jerry 11 Jerry 12	103752 103753 103754 103755 103756 103763 103764 617440 103765 103767 103768 103769 103770 103771 103772 103773 103774 103775 103776 103777 103778 103779 103780	Jerry 13
Jerry 14
Jerry 15
Jerry 16
Jerry 17
Jerry 18
Jerry 19
Jerry 20
Jerry 21
Jerry 23
Jerry 24
Jerry 25
Jerry 28
Jerry 29
Jerry 30
Jerry 31
Harolds Club 1A
Harolds Club 2A
Harolds Club 3A
Harolds Club 4A
Harolds Club 5A
Harolds Club 8A
		-	103781 103782 103783 103784 103785 103786 103787 103788 103789 103790 103791 103792 103793 103794 103795 103796 681147 681148 681149 681150 681151 681152 -

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 190
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table A.4
A Summary of the 107 Unpatended Lode Claims Comprising the Robbie Claim Block Controlled by
Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek Gold Inc.,
Subject to a Sub-Lease Agreement with Hillcrest Mining Company

Name	Location Certificate		BLM NMC Number	Name	Location Certificate		BLM NMC Number
	Book	Page			Book	Page
Robbie 1A
Robbie 3A
Robbie 5A
Robbie 6A
Robbie 7A
Robbie 8A
Robbie 9A
Robbie 10A
Robbie 11A
Robbie 12A
Robbie 13A
Robbie 14A
Robbie 15A
Robbie 16A
Robbie 17A
Robbie 18A
Robbie 19A
Robbie 20A
Robbie 21A
Robbie 22A
Robbie 23A
Robbie 24A
Robbie 25A
Robbie 26A
Robbie 27A
Robbie 28A
Robbie 29A
Robbie 30A
Robbie 31A
Robbie 32A
Robbie 33A
Robbie 34A
Robbie 37A
Robbie 38A
Robbie 39A
Robbie 40A
Robbie 41A
Robbie 42A
Robbie 43A
Robbie 44A
Robbie 45A
Robbie 46A
Robbie 47A
Robbie 48A
Robbie 49A
Robbie 50A
Robbie 51A
Robbie 52A
Robbie 53A
Robbie 54A
Robbie 55A
Robbie 56A
Robbie 57A
Robbie 58A	826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826	273
274
275
276
277
278
279
280
281
282
283
284
285
286
287
288
289
290
291
292
293
294
295
296
297
298
299
300
301
302
303
304
305
306
307
308
309
310
311
312
313
314
315
316
317
318
319
320
321
322
323
324
325
326	680346
680347
680348
680349
680350
680351
680352
680353
680354
680355
680356
680357
680358
680359
680360
680361
680362
680363
680364
680365
680366
680367
680368
680369
680370
680371
680372
680373
680374
680375
680376
680377
680378
680379
680380
680381
680382
680383
680384
680385
680386
680387
680388
680389
680390
680391
680392
680393
680394
680395
680396
680397
680398
680399	Robbie 59A
Robbie 60A
Robbie 61A
Robbie 62A
Robbie 63A
Robbie 64A
Robbie 65A
Robbie 66A
Robbie 67A
Robbie 68A
Robbie 69A
Robbie 70A
Robbie 71A
Robbie 72A
Robbie 73A
Robbie 74A
Robbie 75A
Robbie 76A
Robbie 77A
Robbie 78A
Robbie 79A
Robbie 80A
Robbie 81A
Robbie 82A
Robbie 83A
Robbie 84A
Robbie 85A
Robbie 86A
Robbie 87A
Robbie 88A
Robbie 89A
Robbie 90A
Robbie 91A
Robbie 92A
Robbie 93A
Robbie 94A
Robbie 95A
Robbie 96A
Robbie 97A
Robbie 98A
Robbie 99A
Robbie 100A
Robbie 101A
Robbie 102A
Robbie 103A
Robbie 104A
Robbie 105A
Robbie 106A
Robbie 107A
Robbie 108A
Robbie 109A
Robbie 110A
Robbie 111A
-	826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
826
-	327
328
329
330
331
332
333
334
335
336
337
338
339
340
341
342
343
344
345
346
347
348
349
350
351
352
353
354
355
356
357
358
359
360
361
362
363
364
365
366
367
368
369
370
371
372
373
374
375
376
377
378
379
-	680400
680401
680402
680403
680404
680405
680406
680407
680408
680409
680410
680411
680412
680413
680414
680415
680416
680417
680418
680419
680420
680421
680422
680423
680424
680425
680426
680427
680428
680429
680430
680431
680432
680433
680434
680435
680436
680437
680438
680439
680440
680441
680442
680443
680444
680445
680446
680447
680448
680449
680440
680451
680452
-

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 191
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table A.5
A Summary of the 109 Unpatended Lode Claims Comprising the Aagard Claim Block Owned by
Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek Gold Inc.

Name	Location Certificate		BLM NMC Number	Name	Location Certificate		BLM NMC Number
	Book	Page			Book	Page
BMA 31B
BMA 32B
BMA 33B
AAG 1A
AAG 2A
AAG 3A
AAG 4A
AAG 5A
AAG 6A
AAG 7A
AAG 8A
AAG 9A
AAG 10A
AAG 11A
AAG 12A
AAG 13A
AAG 14A
AAG 15A
AAG 16A
AAG 17A
AAG 18A
AAG 19A
AAG 20A
AAG 21A
AAG 22A
AAG 23A
AAG 24A
AAG 25A
AAG 26A
AAG 27A
AAG 28A
AAG 29A
AAG 30A
AAG 31A
AAG 32A
AAG 33A
AAG 34A
AAG 35A
AAG 36A
AAG 37A
AAG 38A
AAG 39A
AAG 40A
AAG 41A
AAG 43A
AAG 44A
AAG 45A
AAG 46A
AAG 47A
AAG 48A
AAG 49A
AAG 50A
AAG 51A
AAG 52A
AAG 53A	964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964	122 123 124 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49 50 51 52	750315
750316
750317
750318
750319
750320
750321
750322
750323
750324
750325
750326
750327
750328
750329
750330
750331
750332
750333
750334
750335
750336
750337
750338
750339
750340
750341
750342
750343
750344
750345
750346
750347
750348
750349
750350
750351
750352
750353
750354
750355
750356
750357
750358
750359
750360
750361
750362
750363
750364
750365
750366
750367
750368
750369	AAG 54A
AAG 55A
AAG 56A
AAG 57A
AAG 58A
AAG 59A
AAG 60A
AAG 61A
AAG 62A
AAG 63A
AAG 64A
AAG 65A
AAG 66A
AAG 67A
AAG 68A
AAG 69A
AAG 70A
AAG 71A
AAG 72A
AAG 73A
AAG 74A
AAG 75A
AAG 76A
AAG 77A
AAG 78A
AAG 79A
AAG 80A
AAG 81A
AAG 82A
AAG 83A
AAG 84A
AAG 85A
AAG 86A
AAG 87A
AAG 88A
AAG 89A
AAG 90A
AAG 91A
AAG 92A
AAG 93A
AAG 94A
AAG 95A
AAG 96A
AAG 97A
AAG 98A
AAG 99A
AAG 100A
AAG 101A
AAG 102A
AAG 103A
AAG 104A
AAG 105A
AAG 106A
AAG 107A
-	964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
964
-	53 54 55 56 57 58 59 60 61 62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 100 101 102 103 104 105 106 -	750370
750371
750372
750373
750374
750375
750376
750377
750378
750379
750380
750381
750382
750383
750384
750385
750386
750387
750388
750389
750390
750391
750392
750393
750394
750395
750396
750397
750398
750399
750400
750401
750402
750403
750404
750405
750406
750407
750408
750409
750410
750411
750412
750413
750414
750415
750416
750417
750418
750419
750420
750421
750422
750423
-

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 192
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table A.6
A Summary of the 139 Unpatended Lode Claims Comprising the Ho Claim Block Owned by
Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo CreekGold Inc.

Name	Location Certificate		BLM NMC Number	Name	Location Certificate		BLM NMC Number
	Book	Page			Book	Page
HO 1
HO 2
HO 3
HO 4
HO 5
HO 6
HO 7
HO 8
HO 9
HO 10
HO 11
HO 12
HO 13
HO 14
HO 15
HO 16
HO 17
HO 18
HO 19
HO 20
HO 21
HO 22
HO 23
HO 24
HO 25
HO 26
HO 27
HO 28
HO 29
HO 30
HO 31
HO 32
HO 33
HO 34
HO 35
HO 36
HO 37
HO 38
HO 39
HO 40
HO 41
HO 42
HO 43
HO 44
HO 45
HO 46
HO 47
HO 48
HO 49	1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032	780 781 782 783 784 785 786 787 788 789 790 791 792 793 794 795 796 797 798 799 800 801 802 803 804 805 806 807 808 809 810 811 812 813 814 815 816 817 818 819 820 821 822 823 824 825 826 827 828	788817
788818
788819
788820
788821
788822
788823
788824
788825
788826
788827
788828
788829
788830
788831
788832
788833
788834
788835
788836
788837
788838
788839
788840
788841
788842
788843
788844
788845
788846
788847
788848
788849
788850
788851
788852
788853
788854
788855
788856
788857
788858
788859
788860
788861
788862
788863
788864
788865	HO 50
HO 51
HO 52
HO 53
HO 54
HO 55
HO 56
HO 57
HO 58
HO 59
HO 60
HO 61
HO 62
HO 63
HO 64
HO 65
HO 66
HO 67
HO 68
HO 69
HO 70
HO 71
HO 72
HO 73
HO 74
HO 75
HO 76
HO 77
HO 78
HO 79
HO 80
HO 81
HO 82
HO 83
HO 84
HO 85
HO 86
HO 87
HO 88
HO 89
HO 90
HO 91
HO 92
HO 93
HO 94
HO 95
HO 96
HO 97
HO 98	1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032
1032	829 830 831 832 833 834 835 836 837 838 839 840 841 842 843 844 845 846 847 848 849 850 851 852 853 854 855 856 857 858 859 860 861 862 863 864 865 866 867 868 869 870 871 872 873 874 875 876 877	788866
788867
788868
788869
788870
788871
788872
788873
788874
788875
788876
788877
788878
788879
788880
788881
788882
788883
788884
788885
788886
788887
788888
788889
788890
788891
788892
788893
788894
788895
788896
788897
788898
788899
788900
788901
788902
788903
788904
788905
788906
788907
788908
788909
788910
788911
788912
788913
788914

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 193
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table A.6 continued…
A Summary of the 139 Unpatended Lode Claims Comprising the Ho Claim Block Owned by
Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek Gold Inc.

Name	Location Certificate		BLM NMC Number	Name	Location Certificate		BLM NMC Number
	Book	Page			Book	Page
HO 99 HO 100 HO 101 HO 102 HO 103 HO 104 HO 105 HO 106 HO 107 HO 108 HO 109 HO 110 HO 111 HO 112 HO 113 HO 114 HO 115 HO 116 HO 117 HO 118 HO 119	1032 1032 1032 1032 1032 1032 1032 1032 1032 1032 1032 1032 1032 1032 1032 1032 1032 1032 1032 1032 1032	878 879 880 881 882 883 884 885 886 887 888 889 890 891 892 893 894 895 896 897 898	788915 788916 788917 788918 788919 788920 788921 788922 788923 788924 788925 788926 788927 788928 788929 788930 788931 788932 788933 788934 788935	HO 120 HO 121 HO 122 HO 123 HO 124 HO 125 HO 126 HO 127 HO 128 HO 129 HO 130 HO 131 HO 132 HO 133 HO 134 HO 135 HO 136 HO 137 HO 138 HO 139 -	1032 1032 1032 1032 1032 1032 1032 1032 1032 1032 1032 1032 1032 1046 1046 1046 1046 1046 1046 1046 -	899 900 901 902 903 904 905 906 907 908 909 910 911 112 113 114 115 116 117 118 -	788936 788937 788938 788939 788940 788941 788942 788943 788944 788945 788946 788947 788948 790311 790312 790313 790314 790315 790316 790317 -

Table A.7
A Summary of the 13 Unpatended Lode Claims Comprising the Jo Claim Block Owned by Great
Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek Gold Inc.

Name	Location Document	BLM NMC Number	Name	Location Document	BLM NMC Number
JO 1 JO 2 JO 3 JO 4 JO 5 JO 6 JO 7	520904 520905 520906 520907 520908 520909 520910	870750 870751 870752 870753 870754 870755 870756	JO 8 JO 9 JO 10 JO 11 JO 12 JO 13 -	520911 520912 520913 520914 520915 520916 -	870757 870758 870759 870760 870761 870762 -

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 194
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table A.8
A Summary of the 65 Unpatended Lode Claims Comprising the Sheep Corral Claim Block
Owned by Great Basin Gold Ltd., through its Wholly Owned Subsidiary Rodeo Creek GoldInc.

Name	Location Certificate		BLM NMC Number	Name	Location Certificate		BLM NMC Number
	Book	Page			Book	Page
SC 1 SC 2 SC 3 SC 4 SC 5 SC 6 SC 7 SC 8 SC 9 SC 10 SC 11 SC 12 SC 13 SC 14 SC 15 SC 16 SC 17 SC 18 SC 19 SC 20 SC 21 SC 22 SC 23 SC 24 SC 25 SC 26 SC 27 SC 28 SC 29 SC 30 SC 31 SC 32 SC 33	1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076	1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33	796330
796331
796332
796333
796334
796335
796336
796337
796338
796339
796340
796341
796342
796343
796344
796345
796346
796347
796348
796349
796350
796351
796352
796353
796354
796355
796356
796357
796358
796359
796360
796361
796362	SC 34 SC 35 SC 36 SC 37 SC 38 SC 39 SC 40 SC 41 SC 42 SC 43 SC 44 SC 45 SC 46 SC 47 SC 48 SC 49 SC 50 SC 51 SC 52 SC 53 SC 54 SC 55 SC 56 SC 57 SC 58 SC 59 SC 60 SC 61 SC 62 SC 63 SC 64 SC 65 -	1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 1076 -	34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49 50 51 52 53 54 55 56 57 58 59 60 61 62 63 64 65 -	796363
796364
796365
796366
796367
796368
796369
796370
796371
796372
796373
796374
796375
796376
796377
796378
796379
796380
796381
796382
796383
796384
796385
796386
796387
796388
796389
796390
796391
796392
796393
796394
-

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 195
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table A.9
A Summary of the 13 Unpatended Lode Claims Comprising the RIB Lode Claim Block
and the 11 Unpatended Mill Site Claims Owned by Great Basin Gold Ltd., through its
Wholly Owned Subsidiary Rodeo Creek Gold Inc.

Claim Name	Location Certificate		BLM NMC Number
	Book	Page
RIB 1 (lode) RIB 2 RIB 3 RIB 4 RIB 5 RIB 6 RIB 7 RIB 8 RIB 9 RIB 10 RIB 11 RIB 12 RIB 13	3 3 3 3 3 3 3 3 3 3 3 3 3	62433 62434 62435 62436 62437 62438 62439 62440 62441 62442 62443 62444 62445	853444 853445 853446 853447 853448 853449 853450 853451 853452 853453 853454 853455 853456
MS 1 (mill site) MS 2 MS 3 MS 4 MS 5 MS 6 MS 7 MS 8	4 4 4 4 4 4 4 4	707 708 709 710 711 712 713 714	858756 858757 858758 858759 858760 858761 858762 858763
HMS 1 (mill site) HMS 2 HMS 3	N/A N/A N/A	N/A N/A N/A	879655 879656 879657

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 196
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

APPENDIX B – SIGNIFICANT ASSAY RESULTS, FEBRUARY 2006 TO
APRIL 2007 (HDB-001 to HDB-175, drilled by Hecla Mining Company)

Table B.1
A Summary of Significant Assay Results, February 2006 to April 2007, Hecla Mining Company’s
Underground Diamond Drilling Program, Hollister Gold Mine, HDB, Hollister Property

Hole ID	From		To		Interval		TrueThickness		Vein	Gold		Silver
	m	ft	m	ft	m	ft	m	ft		g/t	oz/st	g/t	oz/st
HDB-003
and
HDB-005
incl.
HDB-007
and
and
incl.
and
HDB-008
and
incl.
and
HDB-009
HDB-010
incl.
incl.
HDB-011
and
and
and
HDB-012
and
and
and
and
and
HDB-013
and
and
and
and
and
and
and
HDB-014
and
and
and
and
HDB-015
incl.
incl.
and
and
and
and
incl.
HDB-016
and
and
and	43.40
156.82
41.21
n/a
19.20
75.59
87.14
n/a
94.49
68.28
80.86
n/a
199.80
96.77
123.14
123.14
127.01
11.25
34.96
62.18
7.77
30.85
38.59
52.76
54.56
77.63
86.56
7.04
28.04
36.27
45.81
47.70
66.96
87.26
100.19
7.47
29.57
37.61
48.86
73.09
8.32
8.32
8.99
14.20
35.60
59.31
89.79
91.35
62.00
63.83
64.10
80.16	142.4
514.5
135.2
n/a
63.0
248.0
285.9
n/a
310.0
224.0
265.3
n/a
655.5
317.5
404.0
404.0
416.7
36.9
114.7
204.0
25.5
101.2
126.6
173.1
179.0
254.7
284.0
23.1
92.0
119.0
150.3
156.5
219.7
286.3
328.7
24.5
97.0
123.4
160.3
239.8
27.3
27.3
29.5
46.6
116.8
194.6
294.6
299.7
203.4
209.4
210.3
263.0	45.63
157.37
44.87
n/a
19.42
77.11
90.19
n/a
94.61
68.58
83.61
n/a
200.50
97.93
127.65
126.13
127.65
11.46
35.17
62.36
8.53
30.97
38.86
52.85
54.71
77.72
88.09
7.77
28.35
36.52
46.60
47.85
67.48
87.36
100.40
7.68
29.84
38.10
50.17
73.82
9.48
8.63
9.48
14.33
35.97
59.77
91.47
91.47
63.83
64.10
65.84
80.92	149.7
516.3
147.2
n/a
63.7
253.0
295.9
n/a
310.4
225.0
274.3
n/a
657.8
321.3
418.8
413.8
418.8
37.6
115.4
204.6
28.0
101.6
127.5
173.4
179.5
255.0
289.0
25.5
93.0
119.8
152.9
157.0
221.4
286.6
329.4
25.2
97.9
125.0
164.6
242.2
31.1
28.3
31.1
47.0
118.0
196.1
300.1
300.1
209.4
210.3
216.0
265.5	2.23
0.55
3.66
0.98
0.21
1.52
2.96
0.64
0.12
0.30
2.74
0.52
0.70
1.16
4.51
2.99
0.64
0.21
0.21
0.18
0.76
0.12
0.27
0.09
0.15
0.09
1.52
0.73
0.30
0.24
0.79
0.15
0.52
0.09
0.21
0.21
0.27
0.49
1.31
0.73
1.16
0.30
0.49
0.12
0.37
0.46
1.68
0.12
1.83
0.27
1.74
0.76	7.3
1.8
12.0
3.2
0.7
5.0
9.7
2.1
0.4
1.0
9.0
1.7
2.3
3.8
14.8
9.8
2.1
0.7
0.7
0.6
2.5
0.4
0.9
0.3
0.5
0.3
5.0
2.4
1.0
0.8
2.6
0.5
1.7
0.3
0.7
0.7
0.9
1.6
4.3
2.4
3.8
1.0
1.6
0.4
1.2
1.5
5.5
0.4
6.0
0.9
5.7
2.5	2.04
0.49
2.80
0.76
0.15
1.07
2.50
0.55
0.12
0.15
2.38
0.46
0.52
0.82
3.20
2.10
0.40
0.18
0.15
0.15
0.64
0.12
0.24
0.09
n/a
0.06
0.40
0.61
0.30
0.24
0.73
0.15
0.49
0.09
0.21
0.15
0.24
0.43
1.13
0.70
1.04
0.27
0.43
0.09
0.21
0.27
1.34
0.09
1.34
0.24
0.94
0.58	6.7
1.6
9.2
2.5
0.5
3.5
8.2
1.8
0.4
0.5
7.8
1.5
1.7
2.7
10.5
6.9
1.3
0.6
0.5
0.5
2.1
0.4
0.8
0.3
n/a
0.2
1.3
2.0
1.0
0.8
2.4
0.5
1.6
0.3
0.7
0.5
0.8
1.4
3.7
2.3
3.4
0.9
1.4
0.3
0.7
0.9
4.4
0.3
4.4
0.8
3.1
1.9	G C G - - - G - - - G G C G G - - C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C	4.94
6.21
14.37
43.20
15.02
0.27
2.02
6.31
0.14
1,690.15
5.86
23.49
8.50
6.86
40.80
56.23
26.74
13.03
79.20
25.71
6.51
119.31
15.77
3.43
35.66
7.54
12.69
13.71
11.31
29.49
6.86
7.89
131.66
258.86
9.94
10.63
36.00
23.66
4.11
13.03
31.89
23.66
60.00
8.57
4.11
38.06
11.31
42.86
13.03
1.03
13.44
0.75	0.144
0.181
0.419
1.260
0.438
0.008
0.059
0.184
0.004
49.296
0.171
0.685
0.248
0.200
1.190
1.640
0.780
0.380
2.310
0.750
0.190
3.480
0.460
0.100
1.040
0.220
0.370
0.400
0.330
0.860
0.200
0.230
3.840
7.550
0.290
0.310
1.050
0.690
0.120
0.380
0.930
0.690
1.750
0.250
0.120
1.110
0.330
1.250
0.380
0.030
0.392
0.022	138.51
57.26
247.89
582.51
n/a
17.49
26.40
63.77
4.80
n/a
132.00
279.77
79.54
127.54
66.51
87.09
62.74
456.00
1,909.71
126.86
133.71
246.86
37.71
78.86
58.29
3.43
6.86
336.00
641.14
120.00
82.29
89.14
6,891.43
946.29
123.43
192.00
109.71
68.57
41.14
109.71
349.71
353.14
586.29
99.43
99.43
346.29
51.43
147.43
n/a
4.11
n/a
2.40	4.04
1.67
7.23
16.99
n/a
0.51
0.77
1.86
0.14
n/a
3.85
8.16
2.32
3.72
1.94
2.54
1.83
13.30
55.70
3.70
3.90
7.20
1.10
2.30
1.70
0.10
0.20
9.80
18.70
3.50
2.40
2.60
201.00
27.60
3.60
5.60
3.20
2.00
1.20
3.20
10.20
10.30
17.10
2.90
2.90
10.10
1.50
4.30
n/a
0.12
n/a
0.07

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 197
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table B.1 continued…
A Summary of Significant Assay Results, February 2006 to April 2007, Hecla Mining Company’s
Underground Diamond Drilling Program, Hollister Gold Mine, HDB, Hollister Property

Hole ID	From		To		Interval		True Thickness		Vein	Gold		Silver
	m	ft	m	ft	m	ft	m	ft		g/t	oz/st	g/t	oz/st
HDB-017
incl.
incl.
HDB-018
and
and
HDB-019
and
HDB-020A
and
HDB-023
and
HDB-024A
and
and
HDB-027
and
HDB-028
and
incl.
incl.
and
HDB-029
and
and
and
HDB-030
and
and
and
and
and
incl.
incl.
and
HDB-031
and
and
and
and
HDB-032
and
incl.
incl.
and
HDB-033
HDB-034
HDB-034A
HDB-035
and
HDB-036
and
HDB-037
and
HDB-038
and
and
and
and
and
and
and
and	70.07
70.07
70.96
26.43
43.53
72.82
70.93
81.08
129.69
139.32
8.66
41.54
8.44
37.80
72.60
31.46
46.76
27.10
47.79
47.79
47.98
70.20
25.30
64.53
64.68
68.24
7.92
13.87
15.12
27.46
31.30
42.61
42.61
42.85
69.34
9.88
16.82
53.25
53.98
82.54
19.45
66.26
66.26
66.54
103.72
70.01
14.51
77.11
94.61
97.23
7.59
133.84
40.72
41.24
28.41
40.51
46.09
52.30
58.61
62.64
68.79
89.00
117.53	229.9
229.9
232.8
86.7
142.8
238.9
232.7
266.0
425.5
457.1
28.4
136.3
27.7
124.0
238.2
103.2
153.4
88.9
156.8
156.8
157.4
230.3
83.0
211.7
212.2
223.9
26.0
45.5
49.6
90.1
102.7
139.8
139.8
140.6
227.5
32.4
55.2
174.7
177.1
270.8
63.8
217.4
217.4
218.3
340.3
229.7
47.6
253.0
310.4
319.0
24.9
439.1
133.6
135.3
93.2
132.9
151.2
171.6
192.3
205.5
225.7
292.0
385.6	71.26
70.32
71.26
26.64
44.14
73.61
71.17
82.14
131.03
140.27
9.33
42.15
8.44
37.80
72.60
31.46
47.00
27.10
47.79
47.79
47.98
70.20
25.76
64.68
66.45
69.34
8.05
14.20
15.61
27.68
31.39
43.40
42.85
43.40
69.74
10.00
17.62
53.43
54.25
83.09
20.42
67.06
66.54
66.87
104.09
70.23
14.57
77.60
94.95
97.63
7.83
134.11
41.12
41.27
28.59
41.21
46.66
53.89
59.04
63.70
71.32
89.15
117.62	233.8
230.7
233.8
87.4
144.8
241.5
233.5
269.5
429.9
460.2
30.6
138.3
27.7
124.0
238.2
103.2
154.2
88.9
156.8
156.8
157.4
230.3
84.5
212.2
218.0
227.5
26.4
46.6
51.2
90.8
103.0
142.4
140.6
142.4
228.8
32.8
57.8
175.3
178.0
272.6
67.0
220.0
218.3
219.4
341.5
230.4
47.8
254.6
311.5
320.3
25.7
440.0
134.9
135.4
93.8
135.2
153.1
176.8
193.7
209.0
234.0
292.5
385.9	1.19
0.24
0.30
0.21
0.61
0.79
0.24
1.01
0.76
0.55
0.12
0.49
2.16
0.18
0.30
0.43
0.24
0.12
0.37
0.18
0.18
0.24
0.46
0.15
1.77
1.10
0.12
0.34
0.49
0.21
0.09
0.79
0.24
0.55
0.40
0.12
0.79
0.18
0.27
0.55
0.98
0.79
0.27
0.34
0.37
0.21
0.06
0.49
0.34
0.40
0.24
0.27
0.40
0.03
0.18
0.70
0.58
1.58
0.43
1.07
2.53
0.15
0.09	3.9
0.8
1.0
0.7
2.0
2.6
0.8
3.3
2.5
1.8
0.4
1.6
7.1
0.6
1.0
1.4
0.8
0.4
1.2
0.6
0.6
0.8
1.5
0.5
5.8
3.6
0.4
1.1
1.6
0.7
0.3
2.6
0.8
1.8
1.3
0.4
2.6
0.6
0.9
1.8
3.2
2.6
0.9
1.1
1.2
0.7
0.2
1.6
1.1
1.3
0.8
0.9
1.3
0.1
0.6
2.3
1.9
5.2
1.4
3.5
8.3
0.5
0.3	0.98
0.21
0.21
0.21
0.58
0.79
0.24
1.01
0.76
0.55
0.12
0.49
1.58
0.09
0.21
0.30
0.18
0.12
0.24
0.12
0.12
0.24
0.46
0.09
1.52
1.04
0.12
0.30
0.46
0.21
0.09
0.67
0.21
0.46
0.37
0.12
0.64
0.15
0.24
0.40
0.70
0.64
0.21
0.27
0.27
0.18
0.06
0.46
0.24
0.34
0.21
0.12
0.34
0.03
0.15
0.70
0.52
1.58
n/a
1.07
2.53
0.15
0.09	3.2
0.7
0.7
0.7
1.9
2.6
0.8
3.3
2.5
1.8
0.4
1.6
5.2
0.3
0.7
1.0
0.6
0.4
0.8
0.4
0.4
0.8
1.5
0.3
5.0
3.4
0.4
1.0
1.5
0.7
0.3
2.2
0.7
1.5
1.2
0.4
2.1
0.5
0.8
1.3
2.3
2.1
0.7
0.9
0.9
0.6
0.2
1.5
0.8
1.1
0.7
0.4
1.1
0.1
0.5
2.3
1.7
5.2
n/a
3.5
8.3
0.5
0.3	C C C - C C C C C C - G C C C C C C C C C C - - - C - - - - - C C C C C C C C C C C C C C C C - C - C - G - G - - - - - - - -	61.13
183.84
79.75
16.29
217.10
8.13
0.14
15.94
0.79
0.58
8.19
10.56
7.89
7.20
30.86
7.54
6.51
274.63
21.26
7.20
35.66
297.26
15.91
0.62
7.27
112.66
14.16
5.69
24.14
37.92
29.45
37.82
9.98
50.81
275.04
20.30
10.63
7.89
3.77
8.57
41.49
6.17
4.11
10.63
4.11
12.00
32.91
16.39
18.99
20.30
26.16
12.41
87.22
485.35
10.73
14.88
6.65
6.31
20.33
3.53
9.12
25.51
82.49	1.783
5.362
2.326
0.475
6.332
0.237
0.004
0.465
0.023
0.017
0.239
0.308
0.230
0.210
0.900
0.220
0.190
8.010
0.620
0.210
1.040
8.670
0.464
0.018
0.212
3.286
0.413
0.166
0.704
1.106
0.859
1.103
0.291
1.482
8.022
0.592
0.310
0.230
0.110
0.250
1.210
0.180
0.120
0.310
0.120
0.350
0.960
0.478
0.554
0.592
0.763
0.362
2.544
14.156
0.313
0.434
0.194
0.184
0.593
0.103
0.266
0.744
2.406	691.54
2,686.28
409.37
n/a
2,532.00
555.43
n/a
341.14
56.91
10.97
10.97
76.11
92.57
6.86
85.71
17.14
17.14
630.86
250.29
61.71
435.43
1,148.57
n/a
n/a
443.66
1,352.57
172.46
1,237.37
3,060.68
883.54
44.23
320.91
134.06
408.00
1,509.94
318.17
510.86
164.57
34.29
147.43
171.43
37.71
34.29
48.00
113.14
6.86
68.57
158.06
85.71
827.66
237.26
172.46
1,874.74
2,660.23
66.86
162.51
266.06
35.31
7.20
20.91
8.23
11.31
19.54	20.17
78.35
11.94
n/a
73.85
16.20
n/a
9.95
1.66
0.32
0.32
2.22
2.70
0.20
2.50
0.50
0.50
18.40
7.30
1.80
12.70
33.50
n/a
n/a
12.94
39.45
5.03
36.09
89.27
25.77
1.29
9.36
3.91
11.90
44.04
9.28
14.90
4.80
1.00
4.30
5.00
1.10
1.00
1.40
3.30
0.20
2.00
4.61
2.50
24.14
6.92
5.03
54.68
77.59
1.95
4.74
7.76
1.03
0.21
0.61
0.24
0.33
0.57

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 198
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table B.1 continued…
A Summary of Significant Assay Results, February 2006 to April 2007, Hecla Mining Company’s
Underground Diamond Drilling Program, Hollister Gold Mine, HDB, Hollister Property

Hole ID	From		To		Interval		True Thickness		Vein	Gold		Silver
	m	ft	m	ft	m	ft	m	ft		g/t	oz/st	g/t	oz/st
HDB-039
and
and
and
HDB-043
and
HDB-044
HDB-045
HDB-046
and
HDB-047
HDB-048
and
and
and
and
and
HDB-049
and
HDB-050
and
and
and
and
HDB-051
and
and
HDB-052
and
and
and
HDB-053
and
and
HDB-054
and
HDB-055
and
and
HDB-056
and
and
and
HDB-057
and
and
and
and
HDB-058
and
and
HDB-060
and
and
and
and
HDB-061
and	17.86
40.75
47.67
70.56
55.69
68.46
82.24
104.88
47.82
74.98
46.79
34.99
40.36
41.42
69.25
69.46
69.62
28.10
39.08
17.07
29.87
34.78
41.39
72.18
20.60
36.24
50.60
22.62
42.15
67.06
67.64
28.29
106.62
121.86
15.67
88.30
79.22
79.22
80.31
8.32
13.26
64.19
74.10
13.44
25.30
62.91
75.65
89.31
9.17
14.39
15.85
42.67
50.87
53.61
62.91
74.86
65.59
71.81	58.6
133.7
156.4
231.5
182.7
224.6
269.8
344.1
156.9
246.0
153.5
114.8
132.4
135.9
227.2
227.9
228.4
92.2
128.2
56.0
98.0
114.1
135.8
236.8
67.6
118.9
166.0
74.2
138.3
220.0
221.9
92.8
349.8
399.8
51.4
289.7
259.9
259.9
263.5
27.3
43.5
210.6
243.1
44.1
83.0
206.4
248.2
293.0
30.1
47.2
52.0
140.0
166.9
175.9
206.4
245.6
215.2
235.6	18.04
41.00
49.68
71.93
55.78
69.04
83.12
108.20
48.19
76.02
47.37
35.17
40.45
41.51
69.46
69.62
69.77
29.05
39.32
17.25
30.75
35.08
41.85
72.88
21.00
37.06
51.30
23.07
43.80
67.64
68.18
28.65
107.02
123.60
16.06
88.91
80.53
79.40
80.53
8.63
13.38
64.40
74.46
13.62
26.91
63.06
76.20
89.67
9.27
14.63
16.12
43.89
50.99
53.74
63.15
75.68
66.14
72.18	59.2
134.5
163.0
236.0
183.0
226.5
272.7
355.0
158.1
249.4
155.4
115.4
132.7
136.2
227.9
228.4
228.9
95.3
129.0
56.6
100.9
115.1
137.3
239.1
68.9
121.6
168.3
75.7
143.7
221.9
223.7
94.0
351.1
405.5
52.7
291.7
264.2
260.5
264.2
28.3
43.9
211.3
244.3
44.7
88.3
206.9
250.0
294.2
30.4
48.0
52.9
144.0
167.3
176.3
207.2
248.3
217.0
236.8	0.18
0.24
2.01
1.37
0.09
0.58
0.73
3.32
0.37
1.04
0.58
0.18
0.09
0.09
0.21
0.15
0.15
0.94
0.24
0.18
0.88
0.30
0.46
0.70
0.40
0.82
0.70
0.46
1.65
0.58
0.55
0.37
0.40
1.74
0.40
0.61
1.31
0.18
0.21
0.30
0.12
0.21
0.37
0.18
1.62
0.15
0.55
0.37
0.09
0.24
0.27
1.22
0.12
0.12
0.24
0.82
0.55
0.37	0.6
0.8
6.6
4.5
0.3
1.9
2.4
10.9
1.2
3.4
1.9
0.6
0.3
0.3
0.7
0.5
0.5
3.1
0.8
0.6
2.9
1.0
1.5
2.3
1.3
2.7
2.3
1.5
5.4
1.9
1.8
1.2
1.3
5.7
1.3
2.0
4.3
0.6
0.7
1.0
0.4
0.7
1.2
0.6
5.3
0.5
1.8
1.2
0.3
0.8
0.9
4.0
0.4
0.4
0.8
2.7
1.8
1.2	0.15
0.21
1.83
1.28
0.09
0.58
n/a
2.80
0.21
0.73
0.40
0.15
0.09
0.09
0.18
0.12
0.12
0.82
0.21
0.18
0.79
0.27
0.40
0.58
0.30
0.64
0.49
0.40
1.07
0.40
0.37
0.21
0.15
1.22
0.34
0.52
1.19
0.18
0.15
0.27
0.12
0.18
0.34
0.18
1.52
0.15
0.55
0.37
0.09
0.18
0.24
0.64
0.09
0.09
0.18
0.70
0.40
0.30	0.5
0.7
6.0
4.2
0.3
1.9
n/a
9.2
0.7
2.4
1.3
0.5
0.3
0.3
0.6
0.4
0.4
2.7
0.7
0.6
2.6
0.9
1.3
1.9
1.0
2.1
1.6
1.3
3.5
1.3
1.2
0.7
0.5
4.0
1.1
1.7
3.9
0.6
0.5
0.9
0.4
0.6
1.1
0.6
5.0
0.5
1.8
1.2
0.3
0.6
0.8
2.1
0.3
0.3
0.6
2.3
1.3
1.0	G - - - C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C	7.75
33.05
2.57
11.04
1.99
83.25
68.98
41.04
5.55
20.85
34.46
13.82
24.89
515.52
119.35
18.79
90.93
118.77
54.45
14.26
93.39
6.00
223.37
247.47
5.73
15.22
54.93
27.12
18.93
2.67
47.83
12.21
5.35
5.31
93.77
167.11
105.60
201.05
596.74
21.81
21.53
34.59
245.11
39.12
5.66
14.78
141.67
45.29
45.67
7.61
41.42
8.33
5.86
19.37
8.88
94.25
34.49
15.36	0.226
0.964
0.075
0.322
0.058
2.428
2.012
1.197
0.162
0.608
1.005
0.403
0.726
15.036
3.481
0.548
2.652
3.464
1.588
0.416
2.724
0.175
6.515
7.218
0.167
0.444
1.602
0.791
0.552
0.078
1.395
0.356
0.156
0.155
2.735
4.874
3.080
5.864
17.405
0.636
0.628
1.009
7.149
1.141
0.165
0.431
4.132
1.321
1.332
0.222
1.208
0.243
0.171
0.565
0.259
2.749
1.006
0.448	44.23
74.74
5.49
7.89
22.63
405.94
510.51
200.57
85.37
98.06
307.89
243.60
122.71
2,486.74
257.79
75.29
220.11
1,098.51
2,480.91
610.97
2.40
32.57
1,634.06
1,179.43
513.26
135.09
254.06
85.71
48.34
40.80
241.03
49.71
22.29
3.77
189.94
1,160.23
800.23
677.14
5,557.03
98.40
44.91
46.29
2,018.74
61.71
23.66
17.49
812.57
47.66
152.91
12.00
20.57
9.26
8.23
63.43
100.80
241.37
85.37
166.97	1.29
2.18
0.16
0.23
0.66
11.84
14.89
5.85
2.49
2.86
8.98
7.11
3.58
72.53
7.52
2.20
6.42
32.04
72.36
17.82
0.07
0.95
47.66
34.40
14.97
3.94
7.41
2.50
1.41
1.19
7.03
1.45
0.65
0.11
5.54
33.84
23.34
19.75
162.08
2.87
1.31
1.35
58.88
1.80
0.69
0.51
23.70
1.39
4.46
0.35
0.60
0.27
0.24
1.85
2.94
7.04
2.49
4.87

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 199
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table B.1 continued…
A Summary of Significant Assay Results, February 2006 to April 2007, Hecla Mining Company’s
Underground Diamond Drilling Program, Hollister Gold Mine, HDB, Hollister Property

Hole ID	From		To		Interval		True Thickness		Vein	Gold		Silver
	m	ft	m	ft	m	ft	m	ft		g/t	oz/st	g/t	oz/st
HDB-062
and
and
and
and
and
and
HDB-063
and
and
HDB-065
and
HDB-066
incl.
HDB-067
incl.
and
and
and
incl.
and
HDB-068
HDB-069
and
and
HDB-070
HDB-071
HDB-072
and
HDB-073
and
and
HDB-074
and
HDB-075
and
and
HDB-076
HDB-077
and
HDB-079
HDB-080
incl.
and
HDB-081
HDB-082
HDB-083
and
incl.
and
and
HDB-084
and
HDB-085
HDB-087
HDB-089
HDB-090
HDB-094
HDB-095
HDB-096
incl.
and	31.67
35.30
39.38
42.92
50.93
63.43
67.70
37.28
38.65
67.57
51.39
100.25
62.76
63.40
86.53
86.53
87.57
91.29
92.08
92.08
93.21
62.79
63.12
74.95
109.12
71.66
89.31
41.94
68.76
28.56
48.77
56.66
59.22
60.14
30.88
47.67
48.34
51.88
55.87
82.57
106.83
89.79
89.89
92.63
84.64
79.00
8.53
64.25
64.25
64.53
78.79
65.56
79.71
79.00
62.58
70.10
96.04
86.84
76.75
87.84
87.84
88.88	103.9
115.8
129.2
140.8
167.1
208.1
222.1
122.3
126.8
221.7
168.6
328.9
205.9
208.0
283.9
283.9
287.3
299.5
302.1
302.1
305.8
206.0
207.1
245.9
358.0
235.1
293.0
137.6
225.6
93.7
160.0
185.9
194.3
197.3
101.3
156.4
158.6
170.2
183.3
270.9
350.5
294.6
294.9
303.9
277.7
259.2
28.0
210.8
210.8
211.7
258.5
215.1
261.5
259.2
205.3
230.0
315.1
284.9
251.8
288.2
288.2
291.6	31.82
35.54
39.96
43.53
50.99
63.61
67.79
37.43
40.05
69.98
52.97
100.74
67.54
65.41
87.66
87.57
87.66
92.08
93.63
92.75
93.70
63.64
63.89
75.93
110.43
72.15
90.53
42.25
69.62
28.86
49.16
56.88
60.14
60.59
31.09
48.34
51.18
52.64
56.78
82.91
107.20
92.96
90.62
92.96
85.28
79.52
9.05
64.77
64.53
64.77
78.94
65.93
79.95
80.01
62.97
70.81
97.11
87.20
79.58
89.79
88.88
89.79	104.4
116.6
131.1
142.8
167.3
208.7
222.4
122.8
131.4
229.6
173.8
330.5
221.6
214.6
287.6
287.3
287.6
302.1
307.2
304.3
307.4
208.8
209.6
249.1
362.3
236.7
297.0
138.6
228.4
94.7
161.3
186.6
197.3
198.8
102.0
158.6
167.9
172.7
186.3
272.0
351.7
305.0
297.3
305.0
279.8
260.9
29.7
212.5
211.7
212.5
259.0
216.3
262.3
262.5
206.6
232.3
318.6
286.1
261.1
294.6
291.6
294.6	0.15
0.24
0.58
0.61
0.06
0.18
0.09
0.15
1.40
2.41
1.58
0.49
4.79
2.01
1.13
1.04
0.09
0.79
1.62
0.67
0.49
0.85
0.76
0.98
1.31
0.49
1.22
0.30
0.85
0.30
0.40
0.21
0.91
0.46
0.21
0.67
2.83
0.76
0.91
0.34
0.37
3.17
0.82
0.34
0.64
0.52
0.52
0.52
0.27
0.24
0.18
0.37
0.24
1.01
0.40
0.70
1.07
0.37
2.83
2.04
1.04
1.01	0.5
0.8
1.9
2.0
0.2
0.6
0.3
0.5
4.6
7.9
5.2
1.6
15.7
6.6
3.7
3.4
0.3
2.6
5.3
2.2
1.6
2.8
2.5
3.2
4.3
1.6
4.0
1.0
2.8
1.0
1.3
0.7
3.0
1.5
0.7
2.2
9.3
2.5
3.0
1.1
1.2
10.4
2.7
1.1
2.1
1.7
1.7
1.7
0.9
0.8
0.6
1.2
0.8
3.3
1.3
2.3
3.5
1.2
9.3
6.7
3.4
3.3	0.12
0.18
0.55
0.49
0.06
0.18
0.09
0.15
1.16
2.32
1.43
0.34
3.23
1.37
0.98
0.88
0.09
0.55
1.19
0.43
0.43
0.82
0.70
0.91
1.28
0.46
1.22
0.21
0.43
0.27
0.40
0.21
0.70
0.46
0.21
0.43
1.83
0.70
0.82
0.30
0.24
1.31
0.27
0.18
0.58
0.49
0.52
0.49
0.26
0.23
0.15
0.30
0.24
0.76
0.34
0.58
0.88
0.34
2.44
1.80
0.88
0.85	0.4
0.6
1.8
1.6
0.2
0.6
0.3
0.5
3.8
7.6
4.7
1.1
10.6
4.5
3.2
2.9
0.3
1.8
3.9
1.4
1.4
2.7
2.3
3.0
4.2
1.5
4.0
0.7
1.4
0.9
1.3
0.7
2.3
1.5
0.7
1.4
6.0
2.3
2.7
1.0
0.8
4.3
0.9
0.6
1.9
1.6
1.7
1.6
0.9
0.8
0.5
1.0
0.8
2.5
1.1
1.9
2.9
1.1
8.0
5.9
2.9
2.8	C C C C C C C C C C C C C C G G G G G G G G G G G G G G G C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C C	49.03
17.04
254.30
42.48
16.87
308.26
33.29
10.35
130.46
6.24
5.11
3.53
6.58
14.54
6.55
5.21
19.41
76.80
524.13
916.18
542.74
6.17
29.59
16.01
13.44
33.33
7.34
6.38
17.93
25.99
5.55
29.49
9.26
15.09
11.69
11.93
3.84
43.58
149.52
8.30
464.13
3.46
4.39
12.89
491.73
249.60
18.93
85.71
22.97
156.82
73.54
67.71
72.41
14.57
791.01
197.38
10.32
97.58
32.26
61.20
106.80
14.26	1.430
0.497
7.417
1.239
0.492
8.991
0.971
0.302
3.805
0.182
0.149
0.103
0.192
0.424
0.191
0.152
0.566
2.240
15.287
26.722
15.830
0.180
0.863
0.467
0.392
0.972
0.214
0.186
0.523
0.758
0.162
0.860
0.270
0.440
0.341
0.348
0.112
1.271
4.361
0.242
13.537
0.101
0.128
0.376
14.342
7.280
0.552
2.500
0.670
4.574
2.145
1.975
2.112
0.425
23.071
5.757
0.301
2.846
0.941
1.785
3.115
0.416	1.71
47.31
1,426.29
123.77
182.06
1,105.71
187.54
62.40
884.57
97.37
27.43
34.63
10.29
21.26
27.09
11.66
0.69
0.69
1,108.80
1,894.28
1,369.37
103.54
566.06
26.06
10.63
100.80
6.51
86.40
85.37
99.43
6.51
243.43
87.77
44.57
909.60
703.20
157.71
159.43
1,255.89
74.74
1,398.51
50.40
65.49
223.89
2,012.23
972.34
149.83
47.66
9.26
91.20
632.57
26.74
366.17
124.80
3,562.97
662.74
41.49
317.83
35.66
27.09
43.89
10.29	0.05
1.38
41.60
3.61
5.31
32.25
5.47
1.82
25.80
2.84
0.80
1.01
0.30
0.62
0.79
0.34
0.02
0.02
32.34
55.25
39.94
3.02
16.51
0.76
0.31
2.94
0.19
2.52
2.49
2.90
0.19
7.10
2.56
1.30
26.53
20.51
4.60
4.65
36.63
2.18
40.79
1.47
1.91
6.53
58.69
28.36
4.37
1.39
0.27
2.66
18.45
0.78
10.68
3.64
103.92
19.33
1.21
9.27
1.04
0.79
1.28
0.30

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 200
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table B.1 continued…
A Summary of Significant Assay Results, February 2006 to April 2007, Hecla Mining Company’s
Underground Diamond Drilling Program, Hollister Gold Mine, HDB, Hollister Property

Hole ID	From		To		Interval		True Thickness		Vein	Gold		Silver
	m	ft	m	ft	m	ft	m	ft		g/t	oz/st	g/t	oz/st
HDB-097
HDB-098
and
and
HDB-099
HDB-100A
and
HDB-101
and
and
and
HDB-102
HDB-103
HDB-104
HDB-107
and
and
HDB-108
and
and
HDB-109
and
and
HDB-110
and
HDB-111
HDB-112
and
and
and
HDB-113
and
and
HDB-114
and
and
HDB-115
and
and
and
HDB-116
HDB-117
and
HDB-118
and
and
and
and
HDB-119
HDB-120
HDB-121
and
HDB-122
and
HDB-123
and
and
and
and
and
and	39.78
18.68
36.73
64.43
56.81
66.96
73.91
57.58
50.87
51.60
52.33
55.57
61.94
77.94
33.38
61.60
90.83
32.74
34.26
68.95
80.38
80.71
110.25
85.44
97.78
71.17
23.10
67.82
69.89
99.85
40.81
62.54
91.44
19.20
68.21
86.96
23.93
80.16
80.92
81.26
97.54
40.84
99.67
58.31
71.20
83.06
88.09
89.31
62.03
54.99
29.87
64.59
88.76
90.04
14.90
54.56
60.66
80.62
3.90
17.04
17.65	130.5
61.3
120.5
211.4
186.4
219.7
242.5
188.9
166.9
169.3
171.7
182.3
203.2
255.7
109.5
202.1
298.0
107.4
112.4
226.2
263.7
264.8
361.7
280.3
320.8
233.5
75.8
222.5
229.3
327.6
133.9
205.2
300.0
63.0
223.8
285.3
78.5
263.0
265.5
266.6
320.0
134.0
327.0
191.3
233.6
272.5
289.0
293.0
203.5
180.4
98.0
211.9
291.2
295.4
48.9
179.0
199.0
264.5
12.8
55.9
57.9	40.02
19.05
37.06
65.14
57.45
67.24
74.52
53.43
51.60
52.33
53.40
56.78
63.46
79.03
33.71
62.97
91.23
32.92
34.44
69.95
80.71
83.82
110.64
85.74
98.02
71.57
23.35
68.03
70.20
100.22
41.12
63.25
93.88
19.45
69.34
87.33
24.38
80.92
81.26
81.56
98.15
42.06
101.80
58.61
72.66
85.04
89.31
91.14
62.70
55.23
29.96
68.40
89.00
90.65
15.48
55.05
61.14
76.05
4.27
17.65
17.98	131.3
62.5
121.6
213.7
188.5
220.6
244.5
175.3
169.3
171.7
175.2
186.3
208.2
259.3
110.6
206.6
299.3
108.0
113.0
229.5
264.8
275.0
363.0
281.3
321.6
234.8
76.6
223.2
230.3
328.8
134.9
207.5
308.0
63.8
227.5
286.5
80.0
265.5
266.6
267.6
322.0
138.0
334.0
192.3
238.4
279.0
293.0
299.0
205.7
181.2
98.3
224.4
292.0
297.4
50.8
180.6
200.6
249.5
14.0
57.9
59.0	0.24
0.37
0.34
0.70
0.64
0.27
0.61
2.53
0.73
0.73
1.07
1.22
1.52
1.10
0.34
1.37
0.40
0.18
0.18
1.01
0.34
3.11
0.40
0.30
0.24
0.40
0.24
0.21
0.30
0.37
0.30
0.70
2.44
0.24
1.13
0.37
0.46
0.76
0.34
0.30
0.61
1.22
2.13
0.30
1.46
1.98
1.22
1.83
0.67
0.24
0.09
0.76
0.24
0.61
0.58
0.49
0.49
0.91
0.37
0.61
0.34	0.8
1.2
1.1
2.3
2.1
0.9
2.0
8.3
2.4
2.4
3.5
4.0
5.0
3.6
1.1
4.5
1.3
0.6
0.6
3.3
1.1
10.2
1.3
1.0
0.8
1.3
0.8
0.7
1.0
1.2
1.0
2.3
8.0
0.8
3.7
1.2
1.5
2.5
1.1
1.0
2.0
4.0
7.0
1.0
4.8
6.5
4.0
6.0
2.2
0.8
0.3
2.5
0.8
2.0
1.9
1.6
1.6
3.0
1.2
2.0
1.1	0.15
0.37
0.21
0.46
0.61
0.27
0.52
2.13
0.61
0.61
0.91
1.22
1.49
0.85
0.24
1.25
0.40
0.15
0.15
0.98
0.30
2.56
0.37
0.24
0.21
0.37
0.21
0.18
0.30
0.24
0.27
0.67
2.29
0.21
1.07
0.37
0.37
0.40
0.21
0.21
0.40
1.19
1.49
0.18
1.34
1.52
0.94
1.40
0.55
0.18
0.09
0.76
0.18
0.43
0.52
0.24
0.49
0.76
0.37
0.30
0.34	0.5
1.2
0.7
1.5
2.0
0.9
1.7
7.0
2.0
2.0
3.0
4.0
4.9
2.8
0.8
4.1
1.3
0.5
0.5
3.2
1.0
8.4
1.2
0.8
0.7
1.2
0.7
0.6
1.0
0.8
0.9
2.2
7.5
0.7
3.5
1.2
1.2
1.3
0.7
0.7
1.3
3.9
4.9
0.6
4.4
5.0
3.1
4.6
1.8
0.6
0.3
2.5
0.6
1.4
1.7
0.8
1.6
2.5
1.2
1.0
1.1	C C C C C C C C C C C C C C - - - - - - - - - - - - - - - - - - - - - - C C C C C C C C C C C C C C C C C C C C C C C C C	17.01
9.77
4.05
44.71
165.05
8.09
8.13
90.41
56.50
11.18
168.00
36.10
90.89
6.41
14.91
13.47
13.30
22.08
44.98
3.50
50.57
4.90
4.01
34.15
9.60
9.77
10.18
46.83
30.17
11.31
12.69
311.59
12.03
17.76
40.46
6.86
6.34
14.23
56.33
40.63
9.91
5.04
3.57
4.49
5.76
13.13
3.60
9.22
9.29
8.09
3.50
36.00
65.25
17.83
4.94
39.05
12.00
12.48
9.67
5.21
20.26	0.496
0.285
0.118
1.304
4.814
0.236
0.237
2.637
1.648
0.326
4.900
1.053
2.651
0.187
0.435
0.393
0.388
0.644
1.312
0.102
1.475
0.143
0.117
0.996
0.280
0.285
0.297
1.366
0.880
0.330
0.370
9.088
0.351
0.518
1.180
0.200
0.185
0.415
1.643
1.185
0.289
0.147
0.104
0.131
0.168
0.383
0.105
0.269
0.271
0.236
0.102
1.050
1.903
0.520
0.144
1.139
0.350
0.364
0.282
0.152
0.591	32.57
103.54
4.11
420.69
1,659.43
214.29
405.94
822.17
132.34
79.20
1,802.74
349.37
278.06
57.60
11.31
6.51
34.97
63.77
142.63
62.74
26.06
5.14
17.83
10.63
5.14
208.11
n/a
97.37
118.63
n/a
20.57
1,012.46
42.17
22.97
360.00
81.94
13.37
32.57
177.60
123.09
227.31
15.43
1.71
5.14
14.06
2.74
0.34
2.06
28.80
81.94
38.40
145.37
11.66
176.91
41.83
16.80
60.69
47.66
21.26
17.49
30.51	0.95
3.02
0.12
12.27
48.40
6.25
11.84
23.98
3.86
2.31
52.58
10.19
8.11
1.68
0.33
0.19
1.02
1.86
4.16
1.83
0.76
0.15
0.52
0.31
0.15
6.07
n/a
2.84
3.46
n/a
0.60
29.53
1.23
0.67
10.50
2.39
0.39
0.95
5.18
3.59
6.63
0.45
0.05
0.15
0.41
0.08
0.01
0.06
0.84
2.39
1.12
4.24
0.34
5.16
1.22
0.49
1.77
1.39
0.62
0.51
0.89

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 201
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table B.1 continued…
A Summary of Significant Assay Results, February 2006 to April 2007, Hecla Mining Company’s
Underground Diamond Drilling Program, Hollister Gold Mine, HDB, Hollister Property

Hole ID	From		To		Interval		True Thickness		Vein	Gold		Silver
	m	ft	m	ft	m	ft	m	ft		g/t	oz/st	g/t	oz/st
HDB-124
and
and
and
HDB-125
and
and
and
HDB-126
and
and
and
HDB-127
and
and
HDB-128
and
and
HDB-130
and
and
HDB-131
and
and
and
and
and
and
and
HDB-132
and
and
and
HDB-134
HDB-136
and
and
HDB-137
and
and
and
and
and
and
and
and
and
HDB-138
and
HDB-139
and
HDB-140
and
and
incl.
HDB-141
and
and
and
and
and
HDB-142
and	20.54
57.67
64.53
70.26
26.30
58.86
68.58
98.91
10.36
20.73
50.05
84.28
26.21
101.50
102.11
29.26
30.88
124.36
66.26
100.34
127.31
56.91
60.78
101.10
102.72
117.65
127.59
139.78
169.16
57.00
64.19
66.90
157.58
51.42
70.71
73.15
73.64
61.20
61.84
84.09
100.58
113.32
121.58
129.51
150.27
161.97
165.51
80.86
81.81
7.41
8.72
41.12
45.11
90.04
90.04
10.82
18.90
37.16
46.09
63.52
77.91
37.80
74.65	67.4
189.2
211.7
230.5
86.3
193.1
225.0
324.5
34.0
68.0
164.2
276.5
86.0
333.0
335.0
96.0
101.3
408.0
217.4
329.2
417.7
186.7
199.4
331.7
337.0
386.0
418.6
458.6
555.0
187.0
210.6
219.5
517.0
168.7
232.0
240.0
241.6
200.8
202.9
275.9
330.0
371.8
398.9
424.9
493.0
531.4
543.0
265.3
268.4
24.3
28.6
134.9
148.0
295.4
295.4
35.5
62.0
121.9
151.2
208.4
255.6
124.0
244.9	20.88
57.97
64.89
70.68
26.61
59.13
69.19
99.79
11.13
21.95
50.44
85.13
26.52
102.11
102.81
30.88
33.22
125.73
66.78
101.19
128.02
57.42
60.87
102.72
104.64
117.87
128.02
139.96
170.69
60.05
64.62
67.24
157.92
52.70
70.99
73.64
75.29
61.84
62.42
84.61
101.01
113.69
122.10
129.81
150.72
162.46
166.09
81.81
82.97
7.71
9.02
42.03
48.16
93.06
90.46
11.13
19.20
37.76
46.63
63.98
78.55
38.89
75.59	68.5
190.2
212.9
231.9
87.3
194.0
227.0
327.4
36.5
72.0
165.5
279.3
87.0
335.0
337.3
101.3
109.0
412.5
219.1
332.0
420.0
188.4
199.7
337.0
343.3
386.7
420.0
459.2
560.0
197.0
212.0
220.6
518.1
172.9
232.9
241.6
247.0
202.9
204.8
277.6
331.4
373.0
400.6
425.9
494.5
533.0
544.9
268.4
272.2
25.3
29.6
137.9
158.0
305.3
296.8
36.5
63.0
123.9
153.0
209.9
257.7
127.6
248.0	0.34
0.30
0.37
0.43
0.30
0.27
0.61
0.88
0.76
1.22
0.40
0.85
0.30
0.61
0.70
1.62
2.35
1.37
0.52
0.85
0.70
0.52
0.09
1.62
1.92
0.21
0.43
0.18
1.52
3.05
0.43
0.34
0.34
1.28
0.27
0.49
1.65
0.64
0.58
0.52
0.43
0.37
0.52
0.30
0.46
0.49
0.58
0.94
1.16
0.30
0.30
0.91
3.05
3.02
0.43
0.30
0.30
0.61
0.55
0.46
0.64
1.10
0.94	1.1
1.0
1.2
1.4
1.0
0.9
2.0
2.9
2.5
4.0
1.3
2.8
1.0
2.0
2.3
5.3
7.7
4.5
1.7
2.8
2.3
1.7
0.3
5.3
6.3
0.7
1.4
0.6
5.0
10.0
1.4
1.1
1.1
4.2
0.9
1.6
5.4
2.1
1.9
1.7
1.4
1.2
1.7
1.0
1.5
1.6
1.9
3.1
3.8
1.0
1.0
3.0
10.0
9.9
1.4
1.0
1.0
2.0
1.8
1.5
2.1
3.6
3.1	0.34
0.30
0.30
0.40
0.27
0.24
0.58
0.76
0.34
0.94
0.37
0.85
0.18
0.43
0.37
0.82
1.80
0.88
0.46
0.64
0.49
0.46
0.09
1.52
1.80
0.21
0.34
0.18
1.37
2.07
0.34
0.27
0.24
1.04
0.24
0.46
1.31
0.61
0.55
0.46
0.43
0.34
0.34
0.30
0.43
0.46
0.49
0.88
1.10
0.24
0.24
0.79
2.59
2.56
0.37
0.12
0.27
0.49
0.49
0.40
0.49
0.88
0.88	1.1
1.0
1.0
1.3
0.9
0.8
1.9
2.5
1.1
3.1
1.2
2.8
0.6
1.4
1.2
2.7
5.9
2.9
1.5
2.1
1.6
1.5
0.3
5.0
5.9
0.7
1.1
0.6
4.5
6.8
1.1
0.9
0.8
3.4
0.8
1.5
4.3
2.0
1.8
1.5
1.4
1.1
1.1
1.0
1.4
1.5
1.6
2.9
3.6
0.8
0.8
2.6
8.5
8.4
1.2
0.4
0.9
1.6
1.6
1.3
1.6
2.9
2.9	C C C C C C C C C C C C C C C C C C G G G G G G G G G G G G G G G G G G G G G G G G G G G G G G G G G C C C C C C C C C C C C	10.15
8.06
3.67
38.30
4.08
11.62
11.93
5.18
6.14
16.05
6.69
53.66
7.23
53.59
11.25
5.14
4.25
53.11
27.53
7.89
7.65
235.27
6.27
9.19
39.22
28.73
74.67
18.07
4.08
4.53
9.15
3.98
5.07
3.77
53.04
261.57
8.02
740.91
18.58
8.30
10.32
55.68
14.54
162.55
48.17
65.04
50.91
63.15
4.15
30.51
5.83
18.62
10.97
7.89
54.55
4.46
12.69
6.17
40.46
5.49
57.26
4.11
17.83	0.3
0.24
0.11
1.12
0.12
0.34
0.35
0.15
0.18
0.47
0.2
1.57
0.21
1.56
0.33
0.15
0.12
1.55
0.8
0.23
0.22
6.86
0.18
0.27
1.14
0.84
2.18
0.53
0.12
0.13
0.27
0.12
0.15
0.11
1.55
7.63
0.23
21.6
0.54
0.24
0.3
1.62
0.42
4.74
1.41
1.9
1.49
1.84
0.12
0.89
0.17
0.54
0.32
0.23
1.59
0.13
0.37
0.18
1.18
0.16
1.67
0.12
0.52	30.5
2.1
8.9
910.3
4.1
8.6
58.3
115.2
15.4
11.3
8.9
759.1
15.4
217.4
108.0
2.1
12.7
63.8
74.7
24.5
31.9
550.3
52.1
23.7
83.3
77.1
392.2
122.4
2.1
0.3
6.2
13.0
13.0
2.7
182.7
916.5
183.8
4720.5
627.1
84.0
14.7
322.6
4.5
338.7
75.8
203.3
320.6
290.1
0.0
252.7
16.1
92.2
52.1
37.7
227.3
12.3
52.1
16.1
27.4
81.6
532.5
9.6
48.7	0.89
0.06
0.26
26.55
0.12
0.25
1.7
3.36
0.45
0.33
0.26
22.14
0.45
6.34
3.15
0.06
0.37
1.86
2.18
0.716
0.93
16.05
1.52
0.69
2.43
2.25
11.44
3.57
0.06
0.01
0.18
0.38
0.38
0.08
5.33
26.73
5.36
137.7
18.29
2.45
0.43
9.41
0.13
9.88
2.21
5.93
9.35
8.46
0
7.37
0.47
2.69
1.52
1.1
6.63
0.36
1.52
0.47
0.8
2.38
15.53
0.28
1.42

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 202
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table B.1 continued…
A Summary of Significant Assay Results, February 2006 to April 2007, Hecla Mining Company’s
Underground Diamond Drilling Program, Hollister Gold Mine, HDB, Hollister Property

Hole ID	From		To		Interval		True Thickness		Vein	Gold		Silver
	m	ft	m	ft	m	ft	m	ft		g/t	oz/st	g/t	oz/st
HDB-144
and
HDB-147
and
and
HDB-148
HDB-149A
and
and
HDB-150
HDB-151
and
HDB-154
HDB-157
HDB-158
and
incl.
and
incl.
and
HDB-159
and
HDB-161
HDB-162
HDB-163
and
and
and
HDB-165
and
HDB-166
incl.
HDB-167
and
HDB-168
and
HDB-169
HDB-170
and
and
and
and
and
and
and
HDB-171
and
and
HDB-172
and
HDB-173A
and
and
HDB-174
HDB-175
and
and
and
and
and
and
incl.	7.59
115.12
5.82
40.90
70.04
80.22
10.24
109.30
111.50
141.70
66.51
76.81
75.59
60.84
58.77
81.38
83.15
91.74
93.76
99.46
57.94
96.62
57.70
115.37
60.20
73.88
74.74
88.82
55.90
67.27
72.39
72.39
40.23
82.39
76.17
80.19
97.84
34.38
42.03
49.13
53.74
70.04
79.19
81.47
111.56
12.80
72.24
73.61
79.86
115.61
10.18
101.01
141.58
16.95
8.29
20.54
24.08
53.40
62.48
70.23
73.15
73.88	24.9
377.7
19.1
134.2
229.8
263.2
33.6
358.6
365.8
464.9
218.2
252.0
248.0
199.6
192.8
267.0
272.8
301.0
307.6
326.3
190.1
317.0
189.3
378.5
197.5
242.4
245.2
291.4
183.4
220.7
237.5
237.5
132.0
270.3
249.9
263.1
321.0
112.8
137.9
161.2
176.3
229.8
259.8
267.3
366.0
42.0
237.0
241.5
262.0
379.3
33.4
331.4
464.5
55.6
27.2
67.4
79.0
175.2
205.0
230.4
240.0
242.4	7.96
115.67
6.00
41.30
70.90
81.38
10.76
110.09
111.98
143.13
66.87
77.27
78.64
61.84
60.41
83.33
83.33
94.37
94.37
99.76
58.00
97.17
57.85
116.10
60.90
74.46
75.53
89.06
56.08
67.67
73.61
72.60
40.63
82.60
77.05
80.71
98.76
34.53
42.21
49.32
54.59
70.20
79.34
81.81
111.74
13.11
72.54
73.76
80.44
115.95
10.45
101.80
141.88
17.31
8.53
20.67
25.91
53.71
64.16
71.45
74.37
74.37	26.1
379.5
19.7
135.5
232.6
267.0
35.3
361.2
367.4
469.6
219.4
253.5
258.0
202.9
198.2
273.4
273.4
309.6
309.6
327.3
190.3
318.8
189.8
380.9
199.8
244.3
247.8
292.2
184.0
222.0
241.5
238.2
133.3
271.0
252.8
264.8
324.0
113.3
138.5
161.8
179.1
230.3
260.3
268.4
366.6
43.0
238.0
242.0
263.9
380.4
34.3
334.0
465.5
56.8
28.0
67.8
85.0
176.2
210.5
234.4
244.0
244.0	0.37
0.55
0.18
0.40
0.85
1.16
0.52
0.79
0.49
1.43
0.37
0.46
3.05
1.01
1.65
1.95
0.18
2.62
0.61
0.30
0.06
0.55
0.15
0.73
0.70
0.58
0.79
0.24
0.18
0.40
1.22
0.21
0.40
0.21
0.88
0.52
0.91
0.15
0.18
0.18
0.85
0.15
0.15
0.34
0.18
0.30
0.30
0.15
0.58
0.34
0.27
0.79
0.30
0.37
0.24
0.12
1.83
0.30
1.68
1.22
1.22
0.49	1.2
1.8
0.6
1.3
2.8
3.8
1.7
2.6
1.6
4.7
1.2
1.5
10.0
3.3
5.4
6.4
0.6
8.6
2.0
1.0
0.2
1.8
0.5
2.4
2.3
1.9
2.6
0.8
0.6
1.3
4.0
0.7
1.3
0.7
2.9
1.7
3.0
0.5
0.6
0.6
2.8
0.5
0.5
1.1
0.6
1.0
1.0
0.5
1.9
1.1
0.9
2.6
1.0
1.2
0.8
0.4
6.0
1.0
5.5
4.0
4.0
1.6	0.24
0.40
0.18
0.40
0.82
0.98
0.34
0.52
0.30
0.73
0.30
0.37
2.65
0.91
1.65
1.95
0.18
2.62
0.61
0.30
0.06
0.55
0.15
0.70
0.58
0.49
0.67
0.21
0.15
0.34
1.19
0.21
0.12
0.06
0.27
0.16
0.58
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
0.21
0.24
0.12
1.83
0.30
1.68
1.22
1.22
0.49	0.8
1.3
0.6
1.3
2.7
3.2
1.1
1.7
1.0
2.4
1.0
1.2
8.7
3.0
5.4
6.4
0.6
8.6
2.0
1.0
0.2
1.8
0.5
2.3
1.9
1.6
2.2
0.7
0.5
1.1
3.9
0.7
0.4
0.2
0.9
0.5
1.9
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
n/a
0.7
0.8
0.4
6.0
1.0
5.5
4.0
4.0
1.6	C C C C C C C C C C C C C G G G G G G G G G G G G G G G C C G G - - - - C - - - - - - - - - - - - - - - - C C C C C C C C C	10.97
5.49
16.46
7.54
13.03
14.40
3.77
3.77
6.17
10.63
67.20
122.06
7.20
33.60
43.20
83.66
876.00
41.49
160.46
10.29
11.66
10.97
4.80
8.57
15.22
74.78
7.47
12.48
13.51
63.77
15.43
86.74
3.94
27.39
8.30
42.34
4.39
5.18
5.25
7.71
16.18
5.14
9.67
54.99
17.93
5.86
464.09
3.46
25.75
26.13
22.46
43.54
26.64
28.80
44.91
75.43
3.77
6.17
3.43
101.14
316.11
785.83	0.32
0.16
0.48
0.22
0.38
0.42
0.11
0.11
0.18
0.31
1.96
3.56
0.21
0.98
1.26
2.44
25.55
1.21
4.68
0.30
0.34
0.32
0.14
0.25
0.44
2.18
0.22
0.36
0.39
1.86
0.45
2.53
0.12
0.80
0.24
1.24
0.13
0.15
0.15
0.23
0.47
0.15
0.28
1.60
0.52
0.17
13.54
0.10
0.75
0.76
0.66
1.27
0.78
0.84
1.31
2.20
0.11
0.18
0.10
2.95
9.22
22.92	32.9
33.6
132.3
33.3
185.8
242.7
49.4
36.0
0.0
116.2
149.8
352.1
0.0
151.9
859.9
54.9
351.1
24.7
106.6
0.0
132.0
52.1
5.1
7.2
0.0
14.4
0.0
0.0
1,779.4
0.0
271.9
1,468.1
0.0
11.3
54.5
230.7
22.3
7.3
8.0
114.1
72.5
0.0
62.5
9.6
13.4
39.1
2,562.3
76.7
170.8
44.6
43.0
94.1
15.4
50.1
211.2
66.2
13.7
26.4
61.0
53.8
4,814.1
10,660.8	0.96
0.98
3.86
0.97
5.42
7.08
1.44
1.05
0.00
3.39
4.37
10.27
0.00
4.43
25.08
1.60
10.24
0.72
3.11
0.00
3.85
1.52
0.15
0.21
0.00
0.42
0.00
0.00
51.90
0.00
7.93
42.82
0.00
0.33
1.59
6.73
0.65
0.21
0.23
3.33
2.12
0.00
1.82
0.28
0.39
1.14
74.73
2.24
4.98
1.30
1.25
2.74
0.45
1.46
6.16
1.93
0.40
0.77
1.78
1.57
140.41
310.94

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 203
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

APPENDIX C – SIGNIFICANT ASSAY RESULTS, MAY 2007 TO
JUNE 17, 2009 (HDB-176 to HDB-277, drilled by Great Basin
Gold Ltd./Rodeo Creek Gold Inc.)

Table C.1
A Summary of Published Significant Assay Results, May 2007 to June 2009, The Company’s
Underground Diamond Drilling Program, Hollister Gold Mine, HDB, Hollister Property

Hole ID	From		To		Interval		True Thickness		Vein	Gold		Silver
	m	ft	m	ft	m	ft	m	ft		g/t	oz/st	g/t	oz/st
HDB-178
and
HDB-181
and
HDB-182
and
and
and
HDB-184
incl.
incl.
HDB-189
HDB-190
and
and
incl.
incl.
and
and
HDB-191
and
HDB-192
incl.
incl.
HDB-193
and
HDB-194
and
and
and
and
and
and
and
and
and
and
HDB-195A
HDB-196
and
and
incl.
incl.
HDB-197
HDB-199
and
HDB-201
and
HDB-202
and
and	7.56
65.53
16.52
36.18
66.96
67.15
88.57
109.27
58.52
58.52
59.13
156.03
39.65
42.67
63.22
63.22
63.58
98.76
104.36
24.69
95.16
84.12
84.12
84.58
55.17
129.24
34.81
50.90
59.89
63.58
82.91
86.78
94.88
103.02
111.92
124.97
168.71
105.92
32.89
67.36
76.81
76.81
78.03
57.49
52.33
74.89
105.16
160.32
73.46
74.37
109.12	24.8
215.0
54.2
118.7
219.7
220.3
290.6
358.5
192.0
192.0
194.0
511.9
130.1
140.0
207.4
207.4
208.6
324.0
342.4
81.0
312.2
276.0
276.0
277.5
181.0
424.0
114.2
167.0
196.5
208.6
272.0
284.7
311.3
338.0
367.2
410.0
553.5
347.5
107.9
221.0
252.0
252.0
256.0
188.6
171.7
245.7
345.0
526.0
241.0
244.0
358.0	7.80
65.96
16.70
36.36
67.15
67.76
88.70
109.39
59.53
59.13
59.53
156.18
39.84
42.76
64.31
63.58
64.34
98.88
105.74
25.05
95.92
86.56
84.58
86.56
55.63
129.45
35.08
51.97
60.23
64.34
83.27
87.02
95.71
103.48
112.11
125.33
169.50
106.25
33.04
68.58
79.00
77.18
79.00
57.64
52.58
75.90
105.31
160.48
74.37
74.92
109.27	25.6
216.4
54.8
119.3
220.3
222.3
291.0
358.9
195.3
194.0
195.3
512.4
130.7
140.3
211.0
208.6
211.1
324.4
346.9
82.2
314.7
284.0
277.5
284.0
182.5
424.7
115.1
170.5
197.6
211.1
273.2
285.5
314.0
339.5
367.8
411.2
556.1
348.6
108.4
225.0
259.2
253.2
259.2
189.1
172.5
249.0
345.5
526.5
244.0
245.8
358.5	0.24
0.43
0.18
0.18
0.18
0.61
0.12
0.12
1.01
0.61
0.40
0.15
0.18
0.09
1.13
0.37
0.76
0.12
1.37
0.37
0.46
2.44
0.46
1.98
0.46
0.21
0.27
1.07
0.34
0.27
0.37
0.24
0.82
0.46
0.18
0.37
0.79
0.34
0.15
1.22
2.19
0.37
0.98
0.18
0.24
1.01
0.15
0.15
0.91
0.55
0.15	0.8
1.4
0.6
0.6
0.6
2.0
0.4
0.4
3.3
2.0
1.3
0.5
0.6
0.3
3.7
1.2
2.5
0.4
4.5
1.2
1.5
8.0
1.5
6.5
1.5
0.7
0.9
3.5
1.1
0.9
1.2
0.8
2.7
1.5
0.6
1.2
2.6
1.1
0.5
4.0
7.2
1.2
3.2
0.6
0.8
3.3
0.5
0.5
3.0
1.8
0.5	0.24
0.43
0.18
0.12
0.15
0.70
0.12
0.12
0.94
0.58
0.37
0.12
0.18
0.09
1.04
0.34
0.70
0.12
1.28
0.27
0.34
1.74
0.34
1.40
0.43
0.18
0.27
0.76
0.34
0.27
0.37
0.24
0.82
0.46
0.18
0.37
0.79
0.34
0.12
1.01
1.80
0.30
0.79
0.15
0.21
0.88
0.12
0.12
0.91
0.55
0.15	0.8
1.4
0.6
0.4
0.5
1.8
0.4
0.4
3.1
1.9
1.2
0.4
0.6
0.3
3.4
1.1
2.3
0.4
4.2
0.9
1.1
5.7
1.1
4.6
1.4
0.6
0.9
2.5
1.1
0.9
1.2
0.8
2.7
1.5
0.6
1.2
2.6
1.1
0.4
3.3
5.9
1.0
2.6
0.5
0.7
2.9
0.4
0.4
3.0
1.8
0.5	Expl. Expl. C C C C C C C C C G G G G G G G G G G G G G G G G G G G G G G G G G G Expl. C C C C C C C C C C C C C	4.73
6.17
3.77
4.59
79.23
26.78
4.49
4.39
16.66
5.73
32.30
11.86
13.78
15.50
31.58
6.17
84.55
11.52
3.70
18.55
5.86
37.03
177.94
3.43
13.44
10.29
15.29
109.37
9.02
6.99
6.10
3.57
59.73
60.48
21.87
7.47
26.26
6.03
41.01
15.70
24.34
131.86
4.87
18.03
6.45
77.76
15.02
12.07
8.43
34.29
36.69	0.14
0.18
0.11
0.13
2.31
0.78
0.13
0.13
0.49
0.17
0.94
0.35
0.4
0.45
0.92
0.18
2.47
0.34
0.11
0.54
0.17
1.08
5.19
0.1
0.39
0.3
0.45
3.19
0.26
0.2
0.18
0.1
1.74
1.76
0.64
0.22
0.77
0.18
1.2
0.46
0.71
3.85
0.14
0.53
0.19
2.27
0.44
0.35
0.25
1
1.07	11.0
0.6
1,033.1
4.0
61.1
97.0
8.9
6.7
379.1
27.3
928.4
379.1
84.7
14.1
90.7
262.5
9.4
127.1
4.6
208.7
41.5
125.8
606.5
11.0
386.5
25.8
85.0
2,271.8
24.8
17.7
24.8
1.8
144.0
186.0
116.0
9.5
14.5
54.0
157.0
42.5
314.4
1,813.0
24.0
19.0
67.0
714.2
30.9
n/a
n/a
131.3
185.8	0.32
0.02
30.13
0.12
1.78
2.83
0.26
0.20
11.06
0.80
27.08
11.06
2.47
0.41
2.65
7.66
0.27
3.71
0.14
6.09
1.21
3.67
17.69
0.32
11.27
0.75
2.48
66.26
0.72
0.52
0.72
0.05
4.20
5.43
3.38
0.28
0.42
1.58
4.58
1.24
9.17
52.88
0.70
0.55
1.95
20.83
0.90
n/a
n/a
3.83
5.42

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 204
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table C.1 continued…
A Summary of Published Significant Assay Results, May 2007 to June 2009, The Company’s
Underground Diamond Drilling Program, Hollister Gold Mine, HDB, Hollister Property

Hole ID	From		To		Interval		True Thickness		Vein	Gold		Silver
	m	ft	m	ft	m	ft	m	ft		g/t	oz/st	g/t	oz/st
HDB-203
and
HDB-204
and
HDB-206A
and
HDB-207
HDB-208
and
and
and
and
HDB-209
HDB-214
HDB-217
and
HDB-218
and
and
and
and
HDB-219
and
and
and
and
HDB-220
HDB-221
HDB-222
and
HDB-223
HDB-225
and
HDB-226
HDB-227
HDB-228
and
and
and
and
and
HDB-229
and
and
and
and
and
and
HDB-230
and
and
HDB-231
and
HDB-234
and
and
and
and
and
HDB-235
and	45.72
49.23
78.94
99.36
35.20
60.35
82.05
53.34
76.50
145.69
192.33
234.24
85.34
133.50
37.19
48.25
37.37
42.46
44.81
51.60
86.87
13.32
30.48
41.42
49.07
57.09
212.54
55.47
70.90
73.70
74.37
69.16
91.59
59.50
53.83
49.68
58.40
101.44
101.71
161.21
228.30
38.19
43.13
51.36
58.46
92.42
99.94
100.58
54.04
63.40
107.47
78.64
80.22
13.72
34.41
43.95
63.25
76.05
146.43
15.94
49.68	150.0
161.5
259.0
326.0
115.5
198.0
269.2
175.0
251.0
478.0
631.0
768.5
280.0
438.0
122.0
158.3
122.6
139.3
147.0
169.3
285.0
43.7
100.0
135.9
161.0
187.3
697.3
182.0
232.6
241.8
244.0
226.9
300.5
195.2
176.6
163.0
191.6
332.8
333.7
528.9
749.0
125.3
141.5
168.5
191.8
303.2
327.9
330.0
177.3
208.0
352.6
258.0
263.2
45.0
112.9
144.2
207.5
249.5
480.4
52.3
163.0	45.87
49.38
79.40
99.97
35.51
60.78
85.80
54.86
76.63
145.94
193.85
234.60
85.86
136.64
38.65
49.07
38.80
43.46
45.20
52.06
87.33
13.56
30.94
42.73
49.77
61.57
212.90
55.78
71.23
74.10
75.29
70.07
92.96
59.83
54.59
49.93
58.98
101.71
102.41
161.39
228.57
39.87
43.59
51.57
58.86
92.57
100.22
100.86
54.59
64.04
107.96
78.94
80.99
13.90
34.72
45.42
64.92
76.17
146.61
16.18
51.21	150.5
162.0
260.5
328.0
116.5
199.4
281.5
180.0
251.4
478.8
636.0
769.7
281.7
448.3
126.8
161.0
127.3
142.6
148.3
170.8
286.5
44.5
101.5
140.2
163.3
202.0
698.5
183.0
233.7
243.1
247.0
229.9
305.0
196.3
179.1
163.8
193.5
333.7
336.0
529.5
749.9
130.8
143.0
169.2
193.1
303.7
328.8
330.9
179.1
210.1
354.2
259.0
265.7
45.6
113.9
149.0
213.0
249.9
481.0
53.1
168.0	0.15
0.15
0.46
0.61
0.30
0.43
3.75
1.52
0.12
0.24
1.52
0.37
0.52
3.14
1.46
0.82
1.43
1.01
0.40
0.46
0.46
0.24
0.46
1.31
0.70
4.48
0.37
0.30
0.34
0.40
0.91
0.91
1.37
0.34
0.76
0.24
0.58
0.27
0.70
0.30
0.27
1.68
0.46
0.18
0.40
0.15
0.27
0.27
0.55
0.64
0.49
0.30
0.76
0.18
0.30
1.46
1.68
0.18
0.18
0.24
1.52	0.5
0.5
1.5
2.0
1.0
1.4
12.3
5.0
0.4
0.8
5.0
1.2
1.7
10.3
4.8
2.7
4.7
3.3
1.3
1.5
1.5
0.8
1.5
4.3
2.3
14.7
1.2
1.0
1.1
1.3
3.0
3.0
4.5
1.1
2.5
0.8
1.9
0.9
2.3
1.0
0.9
5.5
1.5
0.6
1.3
0.5
0.9
0.9
1.8
2.1
1.6
1.0
2.5
0.6
1.0
4.8
5.5
0.6
0.6
0.8
5.0	0.15
0.15
0.34
0.46
0.18
0.24
2.65
1.49
0.12
0.24
1.49
0.37
0.46
2.72
0.94
0.53
1.37
0.94
0.37
0.43
0.43
0.24
0.46
1.28
0.70
4.42
0.30
0.18
0.15
0.18
0.79
0.64
0.98
0.30
0.73
0.24
0.58
0.27
0.70
0.30
0.27
1.62
0.43
0.18
0.40
0.15
0.27
0.27
0.49
0.55
0.43
0.21
0.55
0.18
0.30
1.46
1.68
0.18
0.18
0.24
1.52	0.5
0.5
1.1
1.5
0.6
0.8
8.7
4.9
0.4
0.8
4.9
1.2
1.5
8.9
3.1
1.7
4.5
3.1
1.2
1.4
1.4
0.8
1.5
4.2
2.3
14.5
1.0
0.6
0.5
0.6
2.6
2.1
3.2
1.0
2.4
0.8
1.9
0.9
2.3
1.0
0.9
5.3
1.4
0.6
1.3
0.5
0.9
0.9
1.6
1.8
1.4
0.7
1.8
0.6
1.0
4.8
5.5
0.6
0.6
0.8
5.0	C C C C C C C C C C C C G G G G G G G G G G G G G G G G G G G C C C C C C C C C C C C C C C C C C C C C C G G G G G G G G	16.42
76.66
26.67
36.27
8.91
3.46
7.47
8.64
8.40
37.20
6.14
5.55
4.05
17.18
4.83
14.30
14.64
6.48
10.15
28.94
21.60
10.90
4.97
55.37
4.25
18.38
8.64
4.39
4.66
6.48
4.94
10.29
6.51
8.57
34.63
7.17
423.43
536.57
22.77
390.86
22.59
13.03
10.63
14.06
38.74
21.26
127.54
16.11
5.18
56.23
11.55
12.14
42.69
25.92
6.45
8.54
20.85
8.54
4.83
15.43
20.57	0.48
2.24
0.78
1.06
0.26
0.10
0.22
0.25
0.25
1.09
0.18
0.16
0.12
0.50
0.14
0.42
0.43
0.19
0.30
0.84
0.63
0.32
0.15
1.62
0.12
0.54
0.25
0.13
0.14
0.19
0.14
0.30
0.19
0.25
1.01
0.21
12.35
15.65
0.66
11.40
0.66
0.38
0.31
0.41
1.13
0.62
3.72
0.47
0.15
1.64
0.34
0.35
1.25
0.76
0.19
0.25
0.61
0.25
0.14
0.45
0.60	n/a
n/a
12.3
33.3
17.1
6.9
17.1
37.7
24.0
116.6
n/a
6.9
144.0
34.3
6.9
68.6
1,793.1
75.4
24.0
1,097.1
61.7
353.1
30.9
44.6
126.9
8.2
17.1
353.1
n/a
10.3
30.9
168.0
17.1
452.6
1,062.9
72.0
2,129.1
1,854.9
144.0
246.9
65.1
19.2
10.3
68.6
1,224.0
58.3
387.4
65.1
48.0
281.1
77.8
13.7
68.6
229.7
34.3
9.6
16.8
10.3
n/a
92.6
30.9	n/a
n/a
0.4
1.0
0.5
0.2
0.5
1.1
0.7
3.4
n/a
0.2
4.2
1.0
0.2
2.0
52.3
2.2
0.7
32.0
1.8
10.3
0.9
1.3
3.7
0.2
0.5
10.3
n/a
0.3
0.9
4.9
0.5
13.2
31.0
2.1
62.1
54.1
4.2
7.2
1.9
0.6
0.3
2.0
35.7
1.7
11.3
1.9
1.4
8.2
2.3
0.4
2.0
6.7
1.0
0.3
0.5
0.3
n/a
2.7
0.9

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 205
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table C.1 continued…
A Summary of Published Significant Assay Results, May 2007 to June 2009, The Company’s
Underground Diamond Drilling Program, Hollister Gold Mine, HDB, Hollister Property

Hole ID	From		To		Interval		True Thickness		Vein	Gold		Silver
	m	ft	m	ft	m	ft	m	ft		g/t	oz/st	g/t	oz/st
HDB-238
and
and
and
HDB-240
and
and
incl.
HDB-241
HDB-242
and
and
HDB-243
HDB-244
and
HDB-246
and
and
and
and
and
and
HDB-247
and
HDB-248
and
and
HDB-249
and
and
and
HDB-250
and
and
and
and
and
HDB-251
and
and
and
and
and
and
and
HDB-255
HDB-258
HDB-265
and
HDB-268
HDB-269
and
HDB-271
and
HDB-274
and
and
and
and
HDB-275
and
and	39.01
52.06
54.56
70.04
16.09
42.15
51.82
53.25
56.24
112.59
113.39
127.53
151.24
42.37
125.58
20.48
21.64
32.80
48.16
65.96
66.69
85.31
26.52
58.03
40.17
80.47
101.65
28.71
62.79
72.24
91.32
26.58
28.99
52.73
67.18
75.32
103.33
3.60
29.57
36.42
52.09
98.54
99.97
254.29
260.91
27.86
9.60
168.49
539.62
30.27
52.09
61.81
134.33
257.89
2.68
40.81
68.21
72.57
75.90
21.52
43.28
86.05	128.0
170.8
179.0
229.8
52.8
138.3
170.0
174.7
184.5
369.4
372.0
418.4
496.2
139.0
412.0
67.2
71.0
107.6
158.0
216.4
218.8
279.9
87.0
190.4
131.8
264.0
333.5
94.2
206.0
237.0
299.6
87.2
95.1
173.0
220.4
247.1
339.0
11.8
97.0
119.5
170.9
323.3
328.0
834.3
856.0
91.4
31.5
552.8
1770.4
99.3
170.9
202.8
440.7
846.1
8.8
133.9
223.8
238.1
249.0
70.6
142.0
282.3	41.76
52.43
54.92
70.59
16.34
43.13
55.78
53.71
56.75
112.75
114.39
127.74
151.46
42.61
128.63
21.64
22.43
32.98
48.95
66.17
66.90
85.98
29.05
58.43
40.42
80.83
101.93
30.18
64.04
72.48
92.69
26.91
29.29
53.95
67.51
75.59
104.39
3.90
30.05
39.01
52.36
98.69
100.34
256.12
261.31
28.04
9.97
168.95
540.72
30.78
52.21
62.39
134.54
258.10
3.02
41.00
68.40
72.79
76.23
21.70
44.17
86.84	137.0
172.0
180.2
231.6
53.6
141.5
183.0
176.2
186.2
369.9
375.3
419.1
496.9
139.8
422.0
71.0
73.6
108.2
160.6
217.1
219.5
282.1
95.3
191.7
132.6
265.2
334.4
99.0
210.1
237.8
304.1
88.3
96.1
177.0
221.5
248.0
342.5
12.8
98.6
128.0
171.8
323.8
329.2
840.3
857.3
92.0
32.7
554.3
1774.0
101.0
171.3
204.7
441.4
846.8
9.9
134.5
224.4
238.8
250.1
71.2
144.9
284.9	2.74
0.37
0.37
0.55
0.24
0.98
3.96
0.46
0.52
0.15
1.01
0.21
0.21
0.24
3.05
1.16
0.79
0.18
0.79
0.21
0.21
0.67
2.53
0.40
0.24
0.37
0.27
1.46
1.19
0.24
1.37
0.34
0.27
1.22
0.34
0.27
1.07
0.30
0.49
2.62
0.27
0.15
0.37
1.83
0.40
0.18
0.37
0.46
1.10
0.52
0.12
0.58
0.21
0.21
0.34
0.18
0.18
0.21
0.34
0.21
0.88
0.79	9.0
1.2
1.2
1.8
0.8
3.2
13.0
1.5
1.7
0.5
3.3
0.7
0.7
0.8
10.0
3.8
2.6
0.6
2.6
0.7
0.7
2.2
8.3
1.3
0.8
1.2
0.9
4.8
3.9
0.8
4.5
1.1
0.9
4.0
1.1
0.9
3.5
1.0
1.6
8.6
0.9
0.5
1.2
6.0
1.3
0.6
1.2
1.5
3.6
1.7
0.4
1.9
0.7
0.7
1.1
0.6
0.6
0.7
1.1
0.7
2.9
2.6	2.47
0.37
0.37
0.49
0.24
0.94
3.84
0.46
0.43
0.15
0.91
0.18
0.15
0.18
2.44
1.10
0.73
0.18
0.73
0.21
0.21
0.64
2.07
0.34
0.15
0.24
0.18
1.25
1.04
0.21
1.19
0.30
0.24
1.16
0.30
0.24
1.01
0.27
0.46
2.47
0.27
0.15
0.34
1.74
0.34
0.18
0.21
0.46
1.10
0.49
0.12
0.52
0.21
0.21
0.34
0.18
0.18
0.21
0.34
0.12
0.52
0.46	8.1
1.2
1.2
1.6
0.8
3.1
12.6
1.5
1.4
0.5
3.0
0.6
0.5
0.6
8.0
3.6
2.4
0.6
2.4
0.7
0.7
2.1
6.8
1.1
0.5
0.8
0.6
4.1
3.4
0.7
3.9
1.0
0.8
3.8
1.0
0.8
3.3
0.9
1.5
8.1
0.9
0.5
1.1
5.7
1.1
0.6
0.7
1.5
3.6
1.6
0.4
1.7
0.7
0.7
1.1
0.6
0.6
0.7
1.1
0.4
1.7
1.5	G G G G G G G G G Expl. Expl. Expl. Expl. G G G G G G G G G G G G G G G G G G G G G G G G C C C C C C C C Expl. C Expl. Expl. C C C Expl. Expl. Expl. Expl. Expl. Expl. Expl. G G G	24.69
94.63
7.41
6.86
7.47
17.76
54.00
299.31
5.35
5.62
13.34
9.12
6.03
18.55
6.72
52.63
34.08
6.86
38.23
10.97
11.62
7.71
39.91
39.77
19.61
18.14
4.29
281.66
141.60
6.89
5.11
25.58
8.85
52.29
14.23
6.10
15.39
12.65
26.50
54.21
9.02
9.36
6.75
10.15
79.54
51.09
76.80
9.94
19.20
9.60
21.26
20.91
11.59
12.38
4.77
10.56
11.93
1,718.06
141.26
9.26
120.34
10.97	0.720
2.760
0.216
0.200
0.218
0.518
1.575
8.730
0.156
0.164
0.389
0.266
0.176
0.541
0.196
1.535
0.994
0.200
1.115
0.320
0.339
0.225
1.164
1.160
0.572
0.529
0.125
8.215
4.130
0.201
0.149
0.746
0.258
1.525
0.415
0.178
0.449
0.369
0.773
1.581
0.263
0.273
0.197
0.296
2.320
1.490
2.240
0.290
0.560
0.280
0.620
0.610
0.338
0.361
0.139
0.308
0.348
50.110
4.120
0.270
3.510
0.320	692.6
408.0
37.7
158.7
61.4
435.4
26.7
133.7
51.4
10.3
13.0
27.4
20.6
236.6
6.9
411.4
181.7
195.4
240.0
44.6
61.7
133.7
233.1
596.6
185.1
65.1
10.3
1,234.3
332.6
65.1
78.9
216.0
486.9
235.9
13.7
30.9
281.1
17.1
10.3
165.6
1.7
17.1
13.7
0.0
106.3
20.6
34.3
24.0
6.9
37.7
54.9
44.6
54.9
61.7
24.0
10.3
20.6
4,632.0
507.4
336.0
589.7
20.6	20.20
11.90
1.10
4.63
1.79
12.70
0.78
3.90
1.50
0.30
0.38
0.80
0.60
6.90
0.20
12.00
5.30
5.70
7.00
1.30
1.80
3.90
6.80
17.40
5.40
1.90
0.30
36.00
9.70
1.90
2.30
6.30
14.20
6.88
0.40
0.90
8.20
0.50
0.30
4.83
0.05
0.50
0.40
0.00
3.10
0.60
1.00
0.70
0.20
1.10
1.60
1.30
1.60
1.80
0.70
0.30
0.60
135.10
14.80
9.80
17.20
0.60

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 206
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Table C.1 continued…
A Summary of Published Significant Assay Results, May 2007 to June 2009, The Company’s
Underground Diamond Drilling Program, Hollister Gold Mine, HDB, Hollister Property

Hole ID	From		To		Interval		True Thickness		Vein	Gold		Silver
	m	ft	m	ft	m	ft	m	ft		g/t	oz/st	g/t	oz/st
HDB-276 and and HDB-277 and and and	34.44 37.19 76.50 15.15 32.22 64.43 132.89	113.0 122.0 251.0 49.7 105.7 211.4 436.0	35.36 38.71 77.11 15.42 34.44 64.68 133.50	116.0 127.0 253.0 50.6 113.0 212.2 438.0	0.91 1.52 0.61 0.27 2.23 0.24 0.61	3.0 5.0 2.0 0.9 7.3 0.8 2.0	0.52 1.07 0.43 0.21 1.83 0.21 0.49	1.70 3.50 1.40 0.70 6.00 0.70 1.60	G G G G G G G	44.91 50.40 12.34 280.11 76.80 25.71 7.20	1.3 1.5 0.4 8.2 2.2 0.8 0.2	366.9 253.7 44.6 524.6 534.9 54.9 0.3	10.70 7.40 1.30 15.30 15.60 1.60 0.01

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 207
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

APPENDIX D –STANDARD SAMPLES AND ASSAY RESULTS, August
1997 to July 2002 (IH-001 to IH-216, drilled by Great Basin Gold Ltd./Rodeo
Creek Gold Inc.)

Table D.1
Details of the Standard Reference Samples used by the Company/Rodeo During its Initial
Surface Exploration Program (August 1997 to July 2002, covering drillholes IH-001 to IH-216)
(from the April 2007 Technical Report by D. Stone)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 208
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure D.1 – Project Standard 98GM2 Analytical Performance for Gold
(from the April 2007 Technical Report by D. Stone)

Figure D.2 – Project Standard 98GM2 Analytical Performance for Silver
(from the April 2007 Technical Report by D. Stone)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 209
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure D.3 – Project Standard 98GH1 Analytical Performance for Gold
(from the April 2007 Technical Report by D. Stone)

Figure D.4 – Project Standard 98GH1 Analytical Performance for Silver
(from the April 2007 Technical Report by D. Stone)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 210
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure D.5 – Project Standard 98GV3 Analytical Performance for Gold
(from the April 2007 Technical Report by D. Stone)

Figure D.6 – Project Standard 98GV3 Analytical Performance for Silver
(from the April 2007 Technical Report by D. Stone)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 211
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure D.7 – Project Standard LG4 Analytical Performance for Gold
(from the April 2007 Technical Report by D. Stone)

Figure D.8 – Project Standard LG4 Analytical Performance for Silver
(from the April 2007 Technical Report by D. Stone)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 212
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure D.9 – Project Standard MG5 Analytical Performance for Gold
(from the April 2007 Technical Report by D. Stone)

Figure D.10 – Project Standard MG5 Analytical Performance for Silver
(from the April 2007 Technical Report by D. Stone)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 213
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

APPENDIX E – STANDARD SAMPLE ASSAY RESULTS FOR GOLD,
FEBRUARY 2006 TO APRIL 2007
(HDB-001 to HDB-175, drilled by Hecla Mining Company)

Figure E.1 – Standard LG4 Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure E.2 – Standard MG5 Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 214
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure E.3 – Standard SRM 0.028 Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure E.4 – Standard 98GV3 Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 215
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure E.5 – Standard GS-P1 Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure E.6 – Standard GS-30A Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 216
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure E.7 – Standard GS-5C Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure E.8 – Standard GS-2B Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 217
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure E.9 – Standard GS-7A Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure E.10 – Standard GS-10A Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 218
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure E.11 – Standard GS-10B Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure E.12 – Standard GS-10C Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 219
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure E.13 – Standard GS-5B Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure E.14 – Standard GS-1D Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 220
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure E.15 – Standard CGS-15 Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure E.16 – Standard GS-4A Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 221
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

APPENDIX F – STANDARD SAMPLE ASSAY RESULTS,
MAY 2007 TO JUNE 17, 2009 (HDB-175 TO HDB-302, drilled by
Great Basin Gold Inc./Rodeo Creek Gold Inc.)

Figure F.1 – Standard GS-P1 Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure F.2 – Standard GS-P1 Analytical Performance for Silver
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 222
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure F.3 – Standard GS-30A Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure F.4 – Standard GS-30A Analytical Performance for Silver
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 223
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure F.5 – Standard GS-5C Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure F.6 – Standard GS-5C Analytical Performance for Silver
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 224
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure F.7 – Standard GS-2B Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure F.8 – Standard GS-2B Analytical Performance for Silver
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 225
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure F.9 – Standard GS-7A Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure F.10 – Standard GS-7A Analytical Performance for Silver
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 226
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure F.11 – Standard GS-10A Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure F.12 – Standard GS-10A Analytical Performance for Silver
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 227
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure F.13 – Standard GS-10B Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure F.14 – Standard GS-10B Analytical Performance for Silver
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 228
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure F.15 – Standard GS-10C Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure F.16 – Standard GS-10C Analytical Performance for Silver
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 229
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure F.17 – Standard GS-P5B Analytical Performance for Silver
(compiled from unverified data supplied by the Company)

Figure F.18 – Standard GS-P5B Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

GREAT BASIN GOLD LTD.

S. GODDEN & ASSOCIATES LTD.	Page 230
HOLLISTER GOLD MINE, ELKO COUNTY, NEVADA, USA

Figure F.19 – Standard GS-1D Analytical Performance for Silver
(compiled from unverified data supplied by the Company)

Figure F.20 – Standard GS-1D Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

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Figure F.21 – Standard CGS-15 Analytical Performance for Silver
(compiled from unverified data supplied by the Company)

Figure F.22 – Standard CGS-15 Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

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Figure F.23 – Standard GS-4A Analytical Performance for Gold
(compiled from unverified data supplied by the Company)

Figure E.F4 – Standard GS-4A Analytical Performance for Silver
(compiled from unverified data supplied by the Company)

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APPENDIX G – COMPARISON OF JORC 2004 AND CIM 2005 CODES

G.1      JORC Code

The Company’s current mineral resource estimate presented in Sub-Section 19.5 of this Technical Report has been certified by the Qualified Person (Philip N. Bentley, Pr. Nat. Sci., of Great Basin Gold Limited) to be in accordance with The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (“JORC Code”). JORC Code sets out minimum standards, recommendations and guidelines for public reporting in Australasia of exploration results, Mineral Resources and Ore Reserves. Its objective is to ensure that investors and their advisers have all the information they would reasonably require for forming a reliable opinion on the results and estimates being reported.

The Joint Ore Reserves Committee (JORC) was established in 1971, subsequent to which it published several reports containing recommendations on the classification and public reporting of Ore Reserves, prior to the release of the first edition of JORC Code in 1989. Revised and updated editions were issued in 1992, 1996, 1999 and 2004. Since 1989 and 1992 respectively, JORC Code has been incorporated in the Listing Rules of the Australian and New Zealand Stock Exchanges, making compliance mandatory for listing public companies in Australia and New Zealand.

The 2004 edition (“JORC 2004”) is the current edition of JORC Code, it supersedes the 1999 edition (“JORC 1999”) that in turn supersedes all previous editions. JORC 2004 was incorporated in the Listing Rules of the Australian Stock Exchange and New Zealand Stock Exchange on Friday, 17 December 2004. A copy of JORC 2004 can be downloaded from www.jorc.org.

G.2      CIM Code

On August 20, 2000, the Council of The Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) approved the ‘CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines’, developed by the CIM Standing Committee on Reserve Definitions. The CIM Definition Standards on Mineral Resources and Reserves (“CIM Code”) establish definitions and guidelines for the reporting of exploration information, Mineral Resources and Mineral Reserves in Canada. CIM Code was incorporated, by reference, in NI 43-101 – Standards of Disclosure for Mineral Projects, which became effective on February 01, 2001.

Subsequent to the publishing of the August, 2000 CIM Standards on Mineral Resources and Reserves, various CIM committees compiled and published more extensive documentation on mining industry standard practices for estimating Mineral Resources and Mineral Reserves. On November 14, 2004, CIM Council adopted an update to CIM Code, both to reflect the more detailed guidance available and to effect certain editorial changes required to maintain consistency with current regulations (“CIM 2000”). A further update to CIM Code was adopted by CIM Council on December 11, 2005 (“CIM 2005”).

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CIM 2005 is the current version of the CIM Definition Standards. It supercedes all previous versions of CIM Code and it includes the ‘CIM Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves’ dated November 23, 2003. CIM 2005 is incorporated, by reference, in the current version of NI 43-101. CIM Definition Standards can be viewed on the CIM website at www.cim.org.

G.2      Codes’ Comparison

JORC Code recognizes a ‘Competent Person’ whereas CIM Code recognizes a ‘Qualified Person’. No material differences between either JORC 1999 and JORC 2004 or CIM 1999 and CIM 2000 exist as regards the definition of a Competent/Qualified Person. The following definitions apply:

  under JORC Code a Competent Person is defined as a person who is a Corporate Member of The Australasian Institute of Mining and Metallurgy and/or the Australian Institute of Geoscientists with a minimum of five years experience in the estimation, assessment and evaluation of Mineral Resources and Ore Reserves which is relevant to the style of mineralization under consideration; and

  under CIM Code a Qualified Person means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the Technical Report; and is a member or licensee in good standing of a professional association.

JORC Code and CIM Code both recognize the definition and use of Mineral Resources and Mineral Reserves. No material differences between either JORC 1999 and JORC 2004 or CIM 1999 and CIM 2000 exist as regards the definition of Mineral Resources. The following definitions apply:

  under JORC Code the term Identified Mineral Resources is used and otherwise referred to as Mineral Resources, which means insitu mineralization that has been identified and estimated through exploration and sampling and within which Ore Reserves may be defined by the consideration and application of technical, financial, legal, environmental, social and political factors –

    an Identified Mineral Resource is quantified on the basis of geological data and an assumed cut-off grade only, where the latter term refers to a lower limiting grade applied before constraints resulting from mine designs have been taken into account, in reporting a Mineral Resource there is an implication that there are reasonable prospects for eventual economic exploitation, which implies a judgment (albeit preliminary) by the Competent Person of the order of lower limiting grade likely to be required to enable economic exploitation, and

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    if cutting or reduction of high-grades is considered to be appropriate to the mineralization being reported, the technique should be applied to grade estimation at the Mineral Resource stage and not restricted to grade estimation at the Ore Reserve stage; and

  under CIM Code a Mineral Resource is defined as a concentration or occurrence of diamonds, natural solid inorganic material or natural fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction (the location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge).

Both codes also make use of Measured, Indicated and Inferred Mineral Resource categories to represent the level of geological confidence, as well as Proven and Probable Mineral Reserve categories. Comparisons of Mineral Reserve categories are not presented here for the reasons described in Sub-Section 19.1. No material differences between either JORC 1999 and JORC 2004 or CIM 1999 and CIM 2000 exist as regards the definition of Mineral Resource categories. The following definitions apply:

  under JORC Code the term Measured Mineral Resource means a Mineral Resource intersected and tested by drillholes, underground openings or other sampling procedures at locations that are spaced closely enough to confirm continuity and where geoscientific data are reliably known –

    a Measured Mineral Resource estimate will be based on a substantial amount of reliable data, interpretation and evaluation of which allows a clear determination to be made of shapes, sizes, densities and grades, mineralization may be classified as a Measured Resource when the nature and amount of data is such as to leave no reasonable doubt, in the opinion of the Competent Person determining the Mineral Resource, that the tonnage and grade of the insitu mineralization can be estimated to within close limits and that any variation from the estimate would be such as not significantly to affect potential economic viability, and this degree of confidence necessarily requires a firm understanding of the geology and controls of the mineralization;

  under CIM Code the term Measured Mineral Resource means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit –

    an estimate is based on detailed an reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity,

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    mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability, and the Measured category of Mineral Resource requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit;

  under JORC Code the term Indicated Mineral Resource means a Mineral Resource sampled by drillholes, underground openings or other sampling procedures at locations too widely spaced to ensure continuity but close enough to give a reasonable indication of continuity and where geoscientific data are known with a reasonable level of reliability –

    an Indicated Mineral Resource estimate will be based on more data, and therefore will be more reliable, than an Inferred Mineral Resource estimate,

    mineralization may be classified as an Indicated Resource when the nature and amount of data is such as to allow the Competent Person determining the Mineral Resource to confidently interpret the geological framework and to assume continuity of mineralization, and confidence in the estimate would be such as to allow the application of technical and financial parameters and to enable an evaluation of economic viability;

  under CIM Code the term Indicated Mineral Resource means that part of a Mineral Resource for which the quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit –

    an estimate is based on detailed an reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed, mineralization or other natural material of economic interest may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume continuity of mineralization, and an Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study that can serve as the basis for major development decisions;

  under JORC Code the term Inferred Mineral Resource means a Mineral Resource inferred from geoscientific evidence, drillholes, underground openings or other sampling procedures where the lack of data is such that continuity cannot be predicted with confidence and where geoscientific data may not be known with a reasonable level of reliability –

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    this category is intended to cover situations where mineralization has been identified and some measurement and sampling completed, but where the data are insufficient to allow the geological framework to be confidently interpreted and continuity of mineralization to be predicted, it should not necessarily be assumed that all or part of an Inferred Resource will be upgraded to Indicated or Measured Resources by continued exploration, and caution should be exercised if this category is considered in preliminary economic studies;

  under CIM Code the term Inferred Mineral Resource means that part of a Mineral Resource for which the quantity, grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity –

    an estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes,

    due to uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration, confidence in the estimate is sufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure, and

    Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Both codes provide reporting guidelines for Mineral Resources:

  under JORC Code it is acknowledged that Mineral Resource estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results, but –

    reporting of tonnage/volume and grade figures should reflect the order of accuracy of the estimate by rounding off to appropriately significant figures and, in the case of Inferred Mineral Resources, by qualification with terms such as approximately,

    Mineral Resource reports must specify one or more of the categories of Measured, Indicated and Inferred,

    reports should not contain Mineral Resource figures combined for two or more of the categories unless figures for individual categories are also provided, and any public release of information in a report concerning a company's Mineral Resources should state the pertinent data and assumptions on which the report is based and contain a qualification drawing attention to any assessment criteria for which inadequate data are available; and

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  under CIM Code it is acknowledged that the guidelines are not prescriptive and it may not be necessary to comment on each item in the guidelines, although this should be considered, and –

    it is essential to discuss any matters that might materially affect the reader’s understanding of the estimates being reported,

    problems encountered in the collection of data or with the sufficiency of data must be disclosed at all times, particularly when they affect directly the reliability of, or confidence in, a statement of exploration information or an estimate of Mineral Resources,

    Technical reports of Mineral Resources must specify one or more of the categories of Measured, Indicated and Inferred, and

    Inferred Mineral Resources cannot be combined with other categories and must always be reported separately, but Measured and Inferred Categories can be combined if their individual details are provided.

GREAT BASIN GOLD LTD.